UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization to the Market and to Regulatory Bodies

ISO 9001

Bank of the Planet

Bradesco

Report on Economic and Financial Analysis

september 2008

Banco Bradesco S.A.

Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12	BM&F Bovespa –	BBDC3 (common) and BBDC4 (preferred)	NYSE – BBD	Latibex – XBBDC

	Main Indicators – %

	2007			2008

Indicators	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD	12 month accumulated

CDI	2.89	2.79	8.96	2.74	3.16	8.72	11.57
Ibovespa	18.74	11.16	35.94	6.64	(23.80)	(22.45)	(18.07)
USD – Commercial Rate	(6.05)	(4.52)	(13.98)	(8.99)	20.25	8.07	4.10
IGP-M	0.34	2.57	4.06	4.34	1.54	8.47	12.31
IPCA – IBGE	0.81	0.89	2.99	2.09	1.07	4.76	6.25
TJLP	1.59	1.53	4.81	1.54	1.54	4.68	6.29
TR	0.39	0.34	1.21	0.28	0.55	1.00	1.24
Savings Accounts	1.91	1.85	5.85	1.80	2.06	5.64	7.48
Number of Business Days	62	64	188	62	66	189	254

Indicators	Closing Amount

	2007		2008

	June	September	June	September

USD – Commercial Selling Rate – R$	1.9262	1.8389	1.5919	1.9143
Euro – R$	2.6073	2.6237	2.5063	2.6931
Country Risk – Points	160	173	228	331
Selic – Copom Base Rate (% p.a.)	12.00	11.25	12.25	13.75
Pre-BM&F Rate - 1 year (% p.a.)	10.77	11.16	14.45	14.43
Obs.: country risk refers to EMBI+ Brazil calculated by JPMorgan.

	Compulsory Deposit Rates – % (*)					Rates and Limits – %

Deposits	2007		2008		Deposits	2007		2008

	2nd Qtr.	3rd Qtr.	2nd Qtr.	3rd Qtr.		2nd Qtr.	3rd Qtr.	2nd Qtr.	3rd Qtr.

Demand (1)	45	45	45	45	Income Tax	25	25	25	25
Additional (2)	8	8	8	8	Social Contribution (1)	9	9	15	15
Time (3)	15	15	15	15	PIS (2)	0.65	0.65	0.65	0.65
Additional (2)	8	8	8	8	Cofins (3)	4	4	4	4
Savings Accounts (4)	20	20	20	20	Legal Reserve on Net Income	5	5	5	5
Additional (2)	10	10	10	10	Maximum Fixed Assets (4)	50	50	50	50
Interbank (5)	–	–	10	15	Capital Adequacy Ratio (Basel) (5)	11	11	11	11

(1) Cash deposit – No remuneration.	(1) Up to April 2008, the rate was 9%. The rate applicable to non-financing and similar companies remains at 9%.
(2) Cash deposit – Remuneration by Selic rate.	(2) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(3) Restricted Securities – From the amount calculated at 15%, R$300 million is deducted.	(3) The rate applicable to non-financial and similar companies is 7.6% (non-cumulative Cofins).
(4) Cash deposit – Remuneration by TR + interest of 6.17% p.a.	(4) Maximum Fixed Assets are applied over Reference Equity.
(5) Restricted Securities - Originated form Leasing Companies.	(5) Reference Equity may not be lower than 11% of Risk-Weighted Assets.
(*) For further information on new regulations – see Note 35 of the Financial Statements included in Chapter 9 of this report.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes,” “anticipates,” “plans,” “expects,” “intends,” “aims,” “evaluates,” “predicts,” “foresees,” “projects,” “guidelines,” “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other motive.

Economic Scenario

First of all, the current world’s economy scenario must be understood as an intense and unprecedented deleverage process in several markets. This trend has many consequences: (i) strong financial volatility and banking system instability in several countries; (ii) credit restrictions and capital flow reduction; (iii) decrease in assets and commodity prices; (iv) increased risk aversion, affecting foreign exchange markets; and (v) slowdown already in progress of the world’s economy growth.

In the next months, the world’s economy adjustment will be maintained, mainly affecting the emerging countries, whose expansion pace remains strong, but it is showing moderate signs. It is worth mentioning that this adjustment occurs after a period of strong world’s growth, from which Brazil took advantage. Among the consequences of this adverse scenario for Brazil, it is worth pointing out the pressure on the foreign exchange rate and restrictions on international credit lines.

Although Brazil is not immune to the crisis and its consequences, it is worth pointing out that over the past years, the country has advanced in terms of fundamentals, which should soften to a certain extent the impacts caused by the panic that has been prevailing over the international markets. For 2008, we expect a 5.0% growth of GDP (after 5.4% in 2007), moving towards 3.0% in 2009. Looking at a broader future, it is worth mentioning that Brazil’s outlook remains favorable, which will certainly bring benefits, as soon as current crisis is surpassed.

Risk Factors and Critical Accounting Practices

In order to reinforce Bradesco’s commitment to the best international practices for transparency and corporate governance, we point out “Risk Factors” and “Critical Accounting Practices.” We consider these factors and practices the most significant and those that could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gaps that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions have a direct impact on our business and on the market value of our shares and ADSs.

The majority of our operations and clients are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on the Brazilian economy, which in the past has been characterized both by frequent intervention by the Brazilian Government and volatile economic cycles. In addition, our financial condition and the market value of our shares and ADSs may also be adversely affected by changes in policies involving exchange rate and tax controls, as well as factors such as: fluctuations in exchange rates, interest rates, inflation rates, and other political, diplomatic, social and economic events inside and outside Brazil that affect the country.

We cannot control nor predict which measures or policies may be taken by the Brazilian Government in response to the current or future situation of the country’s economy or how these measures or policies may affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) Should Brazil undergo a period of high inflation in the future, our revenues and the market value of our shares and ADSs may decrease.

In the past, Brazil has faced periods of extremely high inflation rates, with annual rates (IGP – DI from the Fundação Getulio Vargas) reaching as high as 2,708% in 1993. More recently, Brazil’s inflation rates were 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 8.3% in the first nine months of 2008. In previous years, inflation and governmental measures to fight it have had significant negative effects on the Brazilian economy. In addition, general speculation about possible future actions has also contributed to economic uncertainty in Brazil and to heightened volatility in Brazilian securities markets. Should Brazil suffer a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor confidence falters, the price of our shares and ADSs may drop. Inflationary pressures may curtail our ability to access foreign financial markets and may occasionally lead to further government intervention in the economy, including the implementation of policies that may adversely affect the overall performance of the Brazilian economy.

II

3) Access to international capital markets by Brazilian companies is influenced by the perception of risk in emerging economies which may harm our ability to finance our operations.

The market of securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, at different levels, by the market conditions in other Latin American countries and other emerging countries. Although economic conditions in these countries may significantly differ from Brazilian economic conditions, investor reaction to events in these countries may have an adverse effect on the market value of Brazilian companies’ securities. Crises in other emerging countries or economic policies in other countries, especially in the United States and European Union, may reduce the investor demand for Brazilian companies’ securities, including ours. Any of the events described above may negatively affect the market price of our shares and complicate, or even prevent, our access to capital markets and our financing of future operations on acceptable terms.

4) Developments in other emerging markets may adversely affect the market value of our shares and ADSs.

The market value of our shares and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. The Brazilian securities market is influenced by the local and other emerging countries’ economies, especially those in Latin America. Although economic conditions are different in each country, investor reaction to developments in one of them may affect the securities markets and the securities issued in other countries, including Brazil.

Occasionally, developments in other countries have also adversely affected the market value of our and other Brazilian companies’ shares, as investor perception of high risk due to crisis in other emerging markets may lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the economic situation in Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market value of our shares and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may adversely affect our operations and results.

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum reference equity and capital requirements, compulsory deposits, loan limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving; laws and regulations may be amended and, moreover, they may be changed according to their enforcement or interpretation, causing the adoption of new laws and regulations. Such changes could materially affect in a negative manner our operations and our results.

Regulatory changes affecting other businesses in which we are engaged, including our brokerage, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian banking and insurance industries may adversely affect our business prospects.

We face significant competition in all of our principal areas of operation from other large Brazilian banks and public and private insurance companies. Brazilian regulations raise limited barriers only to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the growing presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has increased competition both in the banking and insurance industries. The privatization of publicly-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

III

The increased competition may adversely affect our business results and prospects by, among other things: limiting our ability to increase our client base and expand our operations; reducing our profit margins on the banking, insurance, leasing services and other products we offer; and increasing competition for foreign investment opportunities.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future, and their acquisition by one of our competitors would generally add to the buyer’s market share, and as a result we may face increased competition from said buyer.

3) Some of our common shares are held by two shareholders whose interests may conflict with other investors’ interests.

On September 30, 2008 Cidade de Deus – Companhia Comercial de Participações held 49.00% of our common shares and Fundação Bradesco directly and indirectly held 50.07% of our common shares. As a result, these shareholders have the power to prevent a change in control of our Company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve transactions with related parties or corporate reorganization, which may not be beneficial to our other shareholders.

Critical Accounting Practices

Bradesco’s results are susceptible to accounting policies, assumptions and estimates. It is incumbent upon the management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates when preparing the financial statements.

Our relevant accounting policies are outlined in note 3 to the consolidated financial statements included in chapter 9 of this Report.

In terms of relevance, the following items outline the accounting policies deemed critical as well as areas requiring greater judgment and consideration or involving a higher level of complexity, which may affect our financial condition and the results of our operations. The accounting estimates made in such a context compel us to make assumptions on uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses, which include leasing operations and other operations with loan characteristics, based on the analysis of our portfolio, including probable loss estimates in these segments at the end of each period.

The determination of the amount of allowance for loan losses by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extent of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise our loan operations on an individual basis, we make judgments related to the factors that most probably will affect the risk levels and which specific credit rating we should apply. Additional factors that may affect our determination of allowance for loan losses include:

– general economic conditions in Brazil and conditions of the relevant sector;

– previous experience with the borrower or relevant sector of economy, including recent loss experience;

– credit quality trends;

– amount and quality of guarantee for the loan operation;

– volume, composition and growth of our loan operations portfolio;

– Brazilian government’s monetary policy; and

– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

IV

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a decrease of 1% in the delinquency ratio expected for our loan operations portfolio in full performance, on September 30, 2008 the allowance for loan losses would increase approximately R$63 million. Such an analysis of sensitivity is hypothetical and intends to illustrate the risk rating and loss severity impact on our allowance and, thus, must not be considered a reflection of our expectations for future determinations of risk rating or future alterations in loss severity. Because of the procedures we follow, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses, see the content of loan operations included in chapter 3 and notes 3e and 10 included in chapter 9 of this report.

2) Classification of Securities and Derivatives

Securities and derivatives are classified into three categories: for trading, available for sale and held to maturity. This classification is based on the Management’s intent of maintaining or trading such securities on the date of their acquisition. We account for securities held depending on our classification upon their acquisition.

Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories.

The classification of securities and derivatives can be found in note 8 included in chapter 9 of this report.

3) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit.

We estimate the fair value by using quoted market prices when available. We observe that the fair value may be affected by the volume of shares traded and also may not reflect the “control premiums” resulting from agreements with shareholders holding significant investments. However, the Management believes that quoted-market prices are the best indicators of fair value.

When quoted market prices are not available, we use models to estimate the fair value. The factors used in these models include distributors’ quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates and options volatility, when these are relevant and available.

In the determination of fair value, when quoted market prices are not available, we use the Management’s judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality of information we receive. For instance, reliable market data are generally limited when estimating the impact of maintaining a high position. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or if the model itself makes incorrect correlations or assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine if a decline in fair value below the up-to-date cost of a held to maturity or available for sale security is not temporary, to require that we recognize a devaluation of the up-to-date cost and reflect such reduction as an expense. In the assessment, if devaluation is not temporary, the Management decides which historical period should be considered and how severe a loss may be.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of securities and derivative financial instruments, see notes 3c, 3d and 8 included in chapter 9 of this report.

V

4) Income Tax and Social Contribution

The determination of the amount of our taxes and contributions is related to the analysis of our deferred tax assets and liabilities, income tax and social contribution. Generally, our assessment requires us to estimate the future values of deferred tax assets, income tax and social contribution. Our assessment about the possibility that a deferred tax asset may be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. As a result of unpredictable occurrences or circumstances, the support to our assessments and assumptions may change over time, influencing the determination of the value of our tax liabilities.

We constantly monitor and assess the impact of new tax laws on our liabilities, which could affect the assessments and assumptions of our analysis about the possibility of realizing deferred tax assets.

For further information about Bradesco’s income tax and social contribution, see notes 3f and 34 of our financial statements included in chapter 9 of this report.

5) Insurance Technical Provisions

Provisions for insurance claims and related expenses are created as they are incurred. The calculation of these provisions considers estimates for reported claims and includes provisions for claims incurred but not reported. Methods to determine these estimates and establish technical provisions are regularly reviewed and updated. The resulting adjustments are recognized in the income of the respective period.

For further information on our technical provisions, see notes 3l, 21a and 21b of our financial statements included in chapter 9 of this report.

6) Use of Estimates

Our management estimates and makes assumptions, which include: the amount of provisions for deferred taxes and contributions; the assumptions for the calculation of allowances for loan losses; the assumptions for calculations of technical provisions for insurance, private pension plans and certificated savings plans; the choice of useful lives of certain assets; and the determination of whether an asset or group of specific assets will be deteriorated. The estimates are based on Management’s judgment and available information. Therefore, effective results may differ from such estimates.

Commercial Strategy

We believe that the expansion of the Brazilian economy, influenced by the favorable macroeconomic environment resulting from the significant growth of the purchasing power of certain income segments of the Brazilian population, especially the low- and medium-income citizens and companies’ investment, will increase the demand for financial and insurance services in the next years.

Our main objective is to maintain our focus on the domestic market to take advantage of our position as the largest private bank in Brazil, so that we can increase our profitability, maximize value for shareholders and generate higher returns compared to other Brazilian financial institutions.

Our strategy to achieve such goals is not only focused on continuing to expand our client base, but also consolidating our role as an “All-Inclusive Bank” in the Brazilian market in order for us to be the “first-choice bank” for each of our clients. We have been increasingly segmenting our services by efficiently allocating our human resources and talents in order to offer our clients the products and services that truly meet their needs. We believe that paying attention to the financial profile of our clients and respecting their individuality results in greater satisfaction and loyalty in our clients’ relationship with us. The segmentation of our financial services has also enabled us to increase synergies of the institutions we have acquired over the past years.

We own the largest and probably best network of distribution channels among private Brazilian banks, comprised of branches, service stations, ATMs, Banco Postal and other third-party channels whose growth was especially significant with the adhesion of large retail networks like our correspondent banks. We have over 60,000 customer service branches. The strict, segmented and well-distributed coverage of our customer service network optimizes the delivery logistics of our products and services and enables us to fully compete in retail banking. We intend to continue expanding and refining our customer service network and offer more and better products and mass services to our clients, in order to meet the increasing demand for loan and insurance in the Brazilian market.

VI

We are also focused on expanding our businesses as a wholesale bank in all its aspects, especially corporate service, and expand our private banking business. In the corporate segment, in which we believe we are well placed, the Brazilian economic scenario has significantly improved the performance of small and medium companies. In addition, since 2006 we have been paying special attention to our investment bank segment, Banco Bradesco BBI. We resort to the market to search for qualified professionals and we intend to fully use the strong relationship with our corporate and high income clients to increase our investment bank operations.

We also intend to strongly increase our share in markets that we were traditionally less focused on, such as securities brokerage. With the significant growth of the Brazilian securities market over the past years, and the recent acquisition of the largest securities brokerage firm in Brazil, Ágora Corretora, we became leaders in the securities brokerage market.

In the insurance segment, we believe that there is great potential for the growth of our operations because the insurance industry is still under-represented in Brazilian gross domestic product. The increase in average Brazilian income has incorporated millions of new policyholders, and we expect to take advantage of this increasing demand for insurance products in order to consolidate our leadership in several insurance segments.

We have organized ourselves to increase our gains in scale and operational efficiency by segmenting the supply of our products with the creation of insurance companies specializing in each insurance line, which we call a multi-line insurance company. Thus, we avoid cross subsidies and have full control over the performance of each product line. We believe we can benefit from our structure to maximize insurance product sales, which in their essence have a high contribution margin, creating access to independent brokers.

Furthermore, in every line of our operation, we intend to stand out and be recognized by our clients as a leader in terms of performance and efficiency. We closely follow and constantly try to improve our operating efficiency levels.

We understand that the essence of business success in the financial sector consists of the combination between winning the client and a highly qualified staff devoted to providing service, permanently trained and with strict discipline and ethical standards in their work. Also fundamental to promote the business is the treatment given to our team in terms of qualification, promotion and creation of a culture of solidarity at work, fomenting an environment where our employees can develop a career that endures their entire professional life. In 2007, we were chosen by the “Guia Você S/A Exame” publication as one of the best companies to work for in Brazil.

Finally, the main component of our philosophy is to conduct business according to the highest ethical standards. Therefore, our strategy is guided and driven by seeking the best Corporate Governance practices and by understanding what we should be, besides a profit generator for our shareholders, a constructive element within our society.

The key elements of our business strategy are:

– expansion by means of organic growth;

– operation based on “Insurance-Bank Model,” to maintain profitability and consolidate our leadership in the insurance industry;

– increase of revenues, profitability and value for shareholders, by consolidating our loan and financing operations, our main activities, and the expansion of new products and services;

– maintain our commitment to technological innovation;

– profitability and return for the shareholders by means of ongoing efficiency ratio improvements;

– maintain acceptable risk levels in our operations; and

– expansion by means of strategic alliances and selective acquisitions, when these are beneficial.

VII

a) To expand by means of organic growth

The Brazilian economy has been sustainably growing over the past five years and, meanwhile, has been creating strategic opportunities for financial and insurance segment growth, chiefly by means of increased business volume in segments in which we are well placed. We intend to continue taking advantage of such progress to increase our revenues, obtain profitability and maximize value for the shareholders, outlined as follows:

– capitalize on the opportunity to obtain new clients in the Brazilian markets, mainly low and medium-income clients, with unmet loan and financial needs, and, in addition, maintain the strong competition for a small group of clients with higher income levels;

– expand our distribution of financial services by using creativity in developing new mass products, strongly employing outsourced channels, e.g., expanding our credit cards and financial and insurance products and services in large retail networks through alliances with a network of stores, Banco Postal and other correspondent banks;

– benefit from the existing distribution channels, including our traditional branch network and other means of access to identify demand for new products, and the expansion of the supply of products that are gradually being requested again due to Brazil’s monetary stability, such as long-term financing, especially real estate loans;

– use our client base, offering our products and services more widely and increasing the average of products used per checking account from 4.8 in December 2007, to an estimated average of 5.0 products per checking account in December 2008;

– use the systems supported by our branches to assess and monitor the use of our products by clients to apply the appropriate sale, delivery and commercialization platforms; and

– develop segmented products according to the profiles and needs of our clients (both potential and current).

b) To operate based on the Insurance-Bank Model in order to maintain the profitability and consolidate Bradesco’s leadership in the insurance industry

Our goal is to make our clients look to us as their “first-choice bank” to meet their banking, insurance and private pension needs. We believe that we are in a privileged position to capitalize on the synergy among banking, insurance, private pension services and other financial activities. Our insurance group has nationwide coverage and, in addition to our banking distribution network that is of great importance in our distribution of insurance and private pensions, distribution services via internet and new distribution channels which we developed thanks to our creativity, we also have specific channels for the supply of these products, which count on our platform of more than 15,000 brokers and dealerships for the basic line and 8,000 for life and private pension plans. Our brokers and dealerships are permanently assisted and encouraged to improve the service they provide to our clients.

Concurrently, we aim at increasing the profitability of the insurance and supplementary private pension plan segments by using the profitability measure rather than the volume of underwritten premiums or amounts deposited, which can be observed as follows:

– managing our reserves and portfolio;

– intensively trading our products and services; and

– maintaining acceptable risk levels in our operations by means of a strategy of:

  setting priorities for insurance underwriting opportunities according to the risk spread between the expected revenue pursuant to the insurance agreement and the value of projected claims (statistically) to be due under the terms of such agreement;

  performing hedge transactions so as to avoid the mismatch between the real inflation index on one hand, and provisions for adjustments of interest rates and inflation in long-term agreements on the other; and

  using reinsurance contracts with important reinsurance companies taking advantage of the new reality of the Brazilian insurance market.

VIII

c) To increase revenues, profitability and value for shareholders by reinforcing our loan and financing operations (our main activity), and expanding new products and services

We focus on the increase of revenues and profitability in our banking operations, with the following measures:

– carrying out our traditional deposit-raising activities and loan and financing operations, continuously seeking to improve the quality of our loan portfolio with risk mitigation plans and improvement of the pricing models of delinquency risks, which ensures better results in the concession, follow-up, recovery and adequate provisions for expected loan losses;

– building our client base of corporate and individual clients, by offering services meeting the profile and needs of specific clients;

– intensively seeking the development of paid services based on fees, such as the collection and processing of payments;

– expanding our financial services and products distributed outside of our conventional means of branches, such as credit card activities, capitalizing on the change in the consumers’ behavior concerning the financial services consumption;

– increasing our revenues from asset management; and

– continuously building our high-income customer base by providing a wide range of tailor-made financial products and services.

d) To maintain our commitment to technological innovation

The development of efficient means to reach clients and to process operations, safely and continuously, is a key element of our goal to increase our profitability and capitalize on opportunities of coordinated growing.

We have a history of over six decades of being a pioneer, always anticipating the coming challenges with efficient strategies and positive impacts on society. In this context, we point out the use of state-of-the-art technology, one of the central pillars of the Organization’s strategy to propel sustainability and business and create easy access to innovative and safe services for clients. We are among the Brazilian companies that most invest in research and development focused on the banking area. Thus, with the purpose of increasingly improving the Organization’s IT environment, getting ready for the next decades and increasing the public perception regarding the technological resources we use based on the best existing practices and technologies, we have invested in a sweeping strategic program called “IT Improvements” that affects 5 macro-areas of the IT chain (Processes, Applications, Operational Environments, Technologies and Infrastructure).

We believe that technology offers unequalled opportunities for us to reach our clients efficiently in terms of cost. We maintain our commitment to being ahead in the banking automation process by creating opportunities for Brazilians to contact us via the internet and other means of access, such as:

– enlarging our mobile banking service, Bradesco Celular, allowing clients to carry out their banking operations with compatible mobile phones; and

– providing Pocket Internet Banking for palmtops and PDAs, as well as mobile phones, allowing our clients to see their checking and savings accounts, see their credit card transactions, make payments, transfer funds and also obtain institutional information.

IX

e) To obtain profitability and return for shareholders by the ongoing improvement of the efficiency ratio

We intend to improve our efficiency levels:

– by maintaining austerity as guideline of our cost control policy;

– by continuously reviewing our internal processes, allowing us to reduce resources consumed and contribute to our corporate sustainability policy;

– by consolidating the synergies enabled by our recent acquisitions;

– by continuously reducing our operational costs with technology investments, decreasing costs per transaction, always emphasizing our updated automated distribution channels, including our wireless distribution systems of phone, internet and ATMs; and

– by continuing to incorporate institutions, which by chance may be acquired as part our existing system in order to remove potential overlaps, redundancies and inefficiency, diminishing gains of scale.

f) To maintain acceptable risk levels in our operations

We approach the management of risks inherent to our activities in an integrated manner, in a process within our Internal Controls and Compliance structure, which we call the “Risk Management Process.” This process allows the continuous improvement of our risk management models and minimizes the existence of gaps which compromise its correct identification and evaluation. Thus, we identify, measure, control, monitor and mitigate in a centralized and permanent manner our credit, market, liquidity and operational risks.

The unity of our risk management process is guaranteed thanks to the Integrated Risk Management and Capital Allocation Committee, a statutory committee whose duty is to advise the Board of Directors in the approval of institutional policies, operational guidelines and establishment of risk exposure limits within the scope of the consolidated financial economic statement. Additionally, we have three Executive Committees for issues related to credit, market and liquidity, and operational risks, which, among their duties, are responsible for suggesting limits of tolerance to their respective risks and preparation of mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee. Finally, we have an independent department exclusively dedicated to the activities of global risk management and internal controls - DGRC - that implements and follows, in a continuous and integrated manner, the guidelines and processes prepared by our high-level committees.

Our internal risk management bodies and processes ensure the maintenance of operational risks in adequate levels and the efficient allocation of capital, being similar to the best international practices, which allows us to obtain competitive advantages.

g) To expand by means of strategic alliances and selective acquisitions, when beneficial

We understand that there will be an expansion of Brazilian financial institutions due to organic growth over the next years. In addition, we believe that acquisition opportunities will consist of smaller-sized institutions. Notwithstanding, we believe that certain institutions, which will be susceptible to acquisition, could present niche opportunities, such as consumer financing, credit cards and investment banking. Therefore, we continuously evaluate potential strategic alliances as well as consolidation opportunities, including privatization and acquisition proposals, as well as other means that offer potential opportunities for Bradesco to increase its market share or improve its efficiency. In addition to focusing on the value and quality of our assets, we take into account potential operating synergies, cross-selling opportunities, knowhow acquisitions and other advantages of potential alliance or acquisition. The analysis of potential opportunities is guided by the impact these would have over our results.

X

Contents

List of Acronyms			12

1 – Bradesco – Line by Line			15

Net Income	16	Statement of Income	26
Summarized Analysis of the Statement of Income	17	Analysis of the Statement of Income	27
Highlights	19	Comparative Balance Sheet	44
Bradesco Shares	22	Equity Analysis	45

2 – Main Statement of Income Information			57

Consolidated Statement of Adjusted Income	58	Allowance for Loan Losses	71
Profitability	60	Fee and Commission Income	72
Results by Business Segment	62	Administrative and Personnel Expenses	73
Change in the Main Items of Statement of Income	62	Operating Efficiency	74
Change in Financial Margin Items	63	Coverage Ratio	75
Analysis of the Adjusted Financial Margin and Average Rates	64	Other Indicators	76

3 – Main Balance Sheet Information			77

Consolidated Balance Sheet	78	Funding	88
Total Assets by Currency and Maturities	80	Checking Accounts	89
Securities	81	Savings Accounts	90
Loan Operations	81	Assets under Management	91

4 – Operating Companies			93

Grupo Bradesco de Seguros e Previdência	94	Banco Finasa BMC	114
– Insurance Companies (Consolidated)	94	Banco Bradesco BBI	116
– Bradesco Saúde	100	Leasing Companies	118
– Bradesco Auto/RE	102	Bradesco Consórcios	121
– Bradesco Vida e Previdência	105	Bradesco S.A. – Corretora de Títulos e Valores Mobiliários	127
– Bradesco Capitalização	109

5 – Operational Structure			131

Corporate Organization Chart	132	Customer Service Network	143
Administrative Body	134	Bradesco Day & Night Customer Service Channels	145
Risk Ratings	135	Investments in Infrastructure, Information
Ranking	137	Technology and Telecommunications	150
Market Segmentation	137	Risk Management and Internal Controls	151
Bradesco Corporate	137	Cards	182
Bradesco Empresas	138	International Area	186
Bradesco Private	139	Cash Management Solutions	190
Bradesco Prime	139	Qualified Services for Capital Markets	192
Bradesco Varejo	140	Business Processes	197
Banco Postal	140	Acknowledgments	201

6 – Social-environmental Responsibility			203

Bradesco Organization and the Social-Environmental Responsibility	204	Fundação Bradesco	232
Human Resources	210	Finasa Sports Program	239
Training and Development	221	Social-Cultural Events	240
		Social Report	241

7 – Independent Auditors’ Report			243

Report of Independent Auditors on the Review of Supplementary Accounting Information included in the Report on Economic and Financial Analysis and in the Social Report			244

8 – International Accounting Standards – IFRS			245

International Accounting Standards – IFRS			246

9 – Financial Statements, Independent Auditors’ Report, Report and Fiscal Council’s Report			253

Management Report	254	Consolidated Value Added Statement	265
Consolidated Balance Sheet	257	Index of Notes to the Financial Statements	266
Consolidated Statement of Income	261	Management’s Notes to the Consolidated Financial Statements	267
Statement of Changes in Shareholders’ Equity	262	Management Bodies	325
Consolidated Statement of Changes in Financial Position	263	Independent Auditors’ Report	326
Consolidated Cash Flow	264	Fiscal Council’s Report	327

Glossary of Technical Terms			329

Cross Reference Index			333

Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as total in certain tables may not be an arithmetic sum of the figures preceding them.

List of Acronyms
AACD	– Association of Assistance to Disabled Children	CS or CSLL	– Social Contribution or Social Contribution on Net Income
ABC	– Activity-Based Costing	CTI	– Information Technology Center
Abecs	– Brazilian Association of Credit Card Companies and Services	CVM	– Brazilian Securities and Exchange Commission
ABEL	– Brazilian Association of Leasing Companies	DARF	– Federal Revenue Collection Document
ABGR	– Brazilian Association of Risk Management	DAS	– Brazilian Unified Tax Collection System Document (Simples)
Abrasco	– Brazilian Association of Graduation Courses in Public Health	Decon	– Economic Control Department
ACC	– Advances on Foreign Exchange Contracts	DGRC	– Risk Management and Compliance Department
ADR	– American Depositary Receipt	DJSI	– Dow Jones Sustainability World Index
ADS	– American Depositary Share	DMA	– Direct Market Access
ADVB	– Association of Sales and Marketing Managers of Brazil	DPV	– Available for Sale (Securities)
AIGOR	– Accord Implementation Group – Operational Risk Subgroup	DPVAT	– Compulsory Vehicle Insurance
AMA	– Advanced Measurement Approach	DR	– Depositary Receipt
Anahp	– Brazilian Association of Private Hospitals	DRE	– Statement of Income for the Year
Anbid	– National Association of Investment Banks	DRI	– Interpersonal Relations Development
Anfavea	– Brazilian Association of Automobile Vehicles	DRII	– Disaster Recovery Institute International
ANS	– National Agency for Supplementary Healthcare	DTVM	– Securities Dealer
AP	– Personal Accident	DVA	– Statement of Value Added
APAE	– Association of Parents and Friends of People with Disabilities	ECT	– Empresa Brasileira de Correios e Telégrafos
Apimec	– Association of the Capital Markets Investment Analysts and Professionals	EL	– Expected Loss
APF	– Foundations Association of São Paulo	EMBI	– Emerging Markets Bond Index
Bacen	– Brazilian Central Bank	Embrapa	– Brazilian Company of Farming and Ranching Research
BBI	– Banco Bradesco de Investimento S.A.	ENEM	– Brazilian High School Examination
BBVA	– Banco Bilbao Vizcaya Argentaria	EPE	– Specific Purpose Entities
BCI	– Business Continuity Institute	ERP	– Enterprise Resource Planning
BDR	– Brazilian Depositary Receipt	EVE	– Economic Equity Value
BES	– Banco Espírito Santo	EXIM	– Export and Import – BNDES Financing Line
BIS	– Bank for International Settlements	FDIC	– Federal Deposit Insurance Corporation
BIT	– Bradesco Instituto de Tecnologia	Febraban	– Brazilian Banks Federation
BMC	– Banco BMC S.A.	Fenaprevi	– National Federation of Life and Private Pension Plans
BM&FBovespa	– Mercantile and Futures Exchange	FGV	– Fundação Getulio Vargas
BNDES	– National Bank for Economic and Social Development	FIA	– Management Institute Foundation
BRGAAP	– Brazilian Generally Accepted Accounting Principles	FIDC	– Receivables Securitization Fund
Bovespa	– São Paulo Stock Exchange	Fides	– Inter-American Federation of Insurance Companies
BRAM	– Bradesco Asset Management	FIE	– Exclusive Investment Fund
BRIC	– Brazil, Russia, India and China (group of the world’s four main emerging countries)	Fiesp	– Federation of the Industries of the State of São Paulo
BVP	– Bradesco Vida e Previdência	Finabens	– Financing Line of other Assets and Services
Cabec	– Private Pension Plan Fund of the Bank of the State of Ceará	Finame	– Fund for Financing the Acquisition of Industrial Machinery and Equipment
CADU	– Clients’ Single Registration	Fiocruz	– Fundação Oswaldo Cruz
Capof	– Assistance and Retirement Pension Fund for the Employees of the Bank of the State of Maranhão	FIP	– Investment Fund in Interest
CBLC	– Brazilian Settlement and Custody Company	FIPE	– Economic Research Institute Foundation
CCE	– Exports Credit Certificate	Fipecafi	– Accounting, Actuarial and Financial Research Institute Foundation
CDB	– Bank Deposit Certificate	FlRN	– Floating Rate Note
CDC	– Consumer Sales Financing	FFS	– Insurance Company’s Financial Strength
CDI	– Interbank Deposit Certificate	FSF	– Financial Stability Forum
CDP	– Carbon Disclosure Project	FxRN	– Fixed Rate Note
CDS	– Credit Default Swap	GCN	– Business Continuity Management
CEF	– Federal Savings Bank	Geaco	– Market Follow-up Management
CFC	– Federal Accounting Council	GEE	– Greenhouse Gases
Cetip	– Clearing House for the Custody and Financial Settlement of Securities	GDP	– Gross Domestic Product
CID	– Digital Inclusion Center	GPR	– Global Postural Reeducation
CFA	– Chartered Financial Analyst	GPS	– Social Pension Plan Voucher
CIAB	– Information Technology Congress and Exposition of the Financial Institutions	GRI	– Global Reporting Initiative
CLC	– Company Level Controls	IAS 39	– Financial Instruments – Recognition and Measurement
CMN	– National Monetary Council	IAS	– International Accounting Standards
CNSP	– National Private Insurance Council	IASB	– International Accounting Standards Board
Cobit	– Control Objectives for Information and Related Technology	IASC	– International Accounting Standards Committee
Cofins	– Contribution for Social Security Financing	IBCC	– Brazilian Institute of Cancer Control
Conanda	– National Council for the Rights of Children and Adolescents	IBGE	– Brazilian Institute of Geography and Statistics
Copom	– Monetary Policy Committee	Ibmec	– Brazilian Capital Markets Institute
Consif	– National Confederation of the Financial System	IBNR	– Incurred But Not Reported
Cosif	– Chart of Accounts for National Financial System Institutions	Ibovespa	– São Paulo Stock Exchange Index
COSO	– Committee of Sponsoring Organizations	Ibracon	– Brazilian Institute of Independent Auditors
CPC	– Committee of Accounting Pronouncements	IBRE	– Brazilian Economy Institute
CPMF	– Provisory Contribution on Financial Transactions	IBRI	– Brazilian Investor Relations Institute
CRI	– Certificate of Real Estate Receivables	IDEC	– Brazilian Institute for the Defense of the Consumer
		IDHO	– Organizational Human Development Index

List of Acronyms
IDR	– Issuer Default Ratings	PMO	– Project Management Office
IEO	– Efficiency Ratio	PMP	– Project Management Professional
IFC	– International Finance Corporation	PN	– Preferred Shares
IFRIC	– International Financial Reporting Interpretation Committee	POPR	– Portion Related to Operational Risk
IFRS	– International Financial Reporting Standards	PPNG	– Unearned Premiums Provision
IFRS1	– First-Time adoption of International Financial Reporting Standards	PPQG	– São Paulo Management Quality Award
IFRIC	– International Financial Reporting Interpretations Committee	PR	– Reference Equity
IFT	– Quarterly Financial Information	PRD	– Disaster Recovery Plan
IGP–DI	– General Price Index – Internal Availability	PRE	– Required Reference Equity
IGP-M	– General Price Index – Market	Procon	– Consumer Protection and Defense Bureau
ILL	– Tax on Net Income	PUC	– Pontifícia Universidade Católica
IMF	– International Monetary Fund	QIS	– Quantitative Impact Study
INI	– Brazilian Institute of Investors	RAV	– Visual Analysis Report
Inmetro	– National Institute of Metrology, Standardization and Industrial Quality	RCF	– Optional Third-Party Liability
INSS	– Social Security National Institute	RE	– Basic Lines (of Insurance Products)
IOSCO	– International Organization of Securities Comissions	ROA	– Return on Assets
IPCA	– Extended Consumer Price Index	ROAA	– Return on Average Assets
IPEG	– São Paulo’s Excellence and Management Institute	ROAE	– Return on Average Shareholders’ Equity
IPO	– Initial Public Offering	ROCI	– Operational Risk and Internal Control
IPTU	– Municipal Real Estate Tax	ROE	– Return on Shareholders’ Equity
IQNet	– International Quality Network	SA 8000	– Social Accountability
IR	– Income Tax	Sae Brasil	– Mobility Engineers Association
IRPJ	– Corporate Income Tax	SAC	– Standards Advisory Council
IRRF	– Withholding Income Tax	SAI	– Social Accountability International
ISE	– Corporate Sustainability Index	SANA	– Automatic System of Shares Negotiation
ISO	– International Standard Organization	SAP	– Systems Applications and Products
ISS	– Tax on Services	SBPC	– Brazilian Association for the Science Progress
ISSQN	– Tax on Services of Any Nature	SBPE	– Brazilian Savings and Loan System
IT	– Information Technology	Sebrae	– Brazilian Micro and Small Business Support Service
JCP	– Interest on Shareholders’ Capital	SEC	– U.S. Securities and Exchange Commission
JEC	– Special Civil Court	Selic	– Special Clearance and Custody System
Latibex	– Latin American Stock Exchange Market in Euros (Spain)	Serpro	– Brazilian Federal Data Processing Service
LDA	– Loss Distribution Approach	Sesc	– Commerce Social Service
LDCE	– Loss Data Collection Exercise	SESI	– National Industry Social Service
Libras	– Brazilian Sign Language	SIC	– Standing Interpretations Committee
LOMA	– Life Office Management Association (North–American institution which develops courses, examinations and researches in life, health and social security insurance segments)	Sisbacen	– Brazilian Central Bank Information System
MBA	– Master of Business Administration	S&P	– Standard & Poor's Ratings Services
M&E	– Management and Excellence	SFH	– National Housing System
MUFG	– Mitsubishi UFJ Financial Group	SGQB	– Bradesco Quality Management System
NBR	– Registered Brazilian Rule	Sipat	– Internal Week of Labor Accident Prevention
NDEV	– New Debtor	SmartSeg	– Supervised Remote Service in Traffic
NCE	– Exports Credit Note	SND	– National System of Debentures
NGO	– Non–Governmental Organization	SPG	– Health for Small Groups
NPL	– Non-Performing Loans	SRI	– Socially Responsible Investments
NYSE	– New York Stock Exchange	Susep	– Insurance Superintendence
DECD	– Organization of Economic Cooperation and Development	TAC	– Loan Opening Rate
OHSAS	– Occupational Health and Safety Assessment Series	TISS	– Supplementary Health Information Exchange
OIT	– International Labor Organization	TJLP	– Federal Government Long-Term Interest Rate
ON	– Common Shares	TLA	– Advanced Settlement Rate
ORX	– Operational Riskdata eXchange Association	TLM	– Unrestricted Securities
PAA	– Advanced Service Branch	TR	– Reference Interest Rate
PAB	– Banking Service Branch	TVaR	– Tail Value at Risk
PAC	– Crisis Management Plan	UFIR	– Reference Fiscal Unit
PAE	– Electronic Service Branch in Companies	UL	– Unexpected Loss
PCAM	– Portion related to the Risk of Exports in Gold, Foreign Currency and Operations subject to Foreign Exchange Variation	UN	– United Nations
PCAOB	– Public Company Accounting Oversight Board	Unesco	– United Nations Educational, Scientific and Cultural Organization
PCN	– Business Continuity Plan	Unipalmares	– Universidade da Cidadania Zumbi dos Palmares
PCO	– Operational Continuity Plan	UniverSeg	– Insurance Knowledge Universe (Universo do Conhecimento do Seguro)
PDA	– Personal Digital Assistants	US GAAP	– United States Generally Accepted Accounting Principles
PDD	– Allowance for Loan Losses	USP	– Universidade de São Paulo
PGBL	– Unrestricted Benefits Generating Plan	VaR	– Value at Risk
PIS	– Social Integration Program	VGBL	– Long-Term Life Insurance
PL	– Shareholders’ Equity	WebTA	– Web File Transmission
PLR	– Management and Employee Profit Sharing	WWF	– World Wild Life Fund

1 Bradesco – Line by Line

Net Income

The reported net income was impacted by some extraordinary events. Thus, in order to better analyze and compare between the periods, we present below the Reported Net Income Statement, without considering such events (Adjusted Net Income).

	in millions of R$

	Nine Months		2008

	2007	2008	2nd Qtr.	3rd Qtr.

Reported Net Income	5,817	6,015	2,002	1,910
Extraordinary Events in the Period:
(-) Partial sale of equity interest – Visa Inc.	–	(352)	–	–
(+) Full goodwill amortization	813	53	–	–
(-) Total sale of investment in Arcelor	(354)	–	–	–
(-) Partial sale of investment in Serasa	(599)	–	–	–
(-) Partial sale of Bovespa securities	(75)	–	–	–
(-) Activated tax credit of previous periods	(417)	–	–	–
(-) Other	149	21	–	–
(+/-) Fiscal effects	22	82	–	–
Adjusted Net Income	5,356	5,819	2,002	1,910

Returns on Shareholders’ Equity – Adjusted Net Income – %

	2007	2008

	Nine Months	2nd Qtr.	3rd Qtr.	Nine Months

ROE	25.2	26.0	24.3	23.3
ROAE	27.7	26.1	24.5	24.4

ROE (without adjustment to market
value reserve – Securities and Derivatives)	26.9	26.8	24.4	23.4
ROAE (without adjustment to market
value reserve – Securities and Derivatives)	30.0	27.6	25.1	25.4

ROE (straight-line calculation)	24.4	23.8	22.4	22.7
ROAE (straight-line calculation)	26.8	23.8	22.5	23.7

ROA	2.3	2.0	1.8	1.8
ROAA	2.5	2.1	1.9	2.0

Reported Net Income x Net Income Adjusted by Extraordinary Events and Goodwill Amortization – in millions of R$

Summarized Analysis of the Statement of Income

For better understanding, comparability and analysis of Bradesco’s results, we are disclosing the Statement of Adjusted Income that is obtained from a series of adjustments made on the Reported Statement of Income. We point out that the Statement of Adjusted Income will be the basis used for analyses and comments of this Report on Economic and Financial Analysis. Below, we show tables with the Reported Statement of Income, the respective adjustments and the Statement of Adjusted Income.

9M07 x 9M08 – in millions of R$

	9M07				9M08				Variations

	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Amount	%

		Fiscal Hedge (1)	Other			Fiscal Hedge (1)	Other

Financial Margin (a)	17,374	(717)	(354) (2)	16,303	18,282	695	–	18,977	2,674	16.4
PDD (b)	(3,942)	–	–	(3,942)	(5,325)	–	–	(5,325)	(1,383)	35.1
Intermediation Gross Income	13,432	(717)	(354)	12,361	12,957	695	–	13,652	1,291	10.4
Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations (c)	565	–	–	565	1,711	–	–	1,711	1,146	202.8
Fee and Commission Income (d)	7,910	–	–	7,910	8,397	–	–	8,397	487	6.2
Personnel Expenses (e)	(4,749)	–	–	(4,749)	(5,277)	–	–	(5,277)	(528)	11.1
Other Administrative Expenses (e)	(4,939)	–	–	(4,939)	(5,895)	–	–	(5,895)	(956)	19.4
Tax Expenses (e)	(1,856)	90	–	(1,766)	(1,644)	(67)	–	(1,711)	55	(3.1)
Other Operating Income/Expenses and Equity in Earnings (Losses) of Unconsolidated Companies (f)	(2,380)	–	149 (3)	(2,231)	(2,982)	–	56 (3)	(2,926)	(695)	31.2
Full Goodwill Amortization	(813)	–	813 (4)	–	(53)	–	53 (4)	–	–	–
Operating Income	7,170	(627)	608	7,151	7,214	628	109	7,951	800	11.2
Non-Operating Income	677	–	(674) (5)	3	390	–	(387) (7)	3	–	–
IR/CS and Minority Interest	(2,030)	627	(395) (6)	(1,798)	(1,589)	(628)	82 (8)	(2,135)	(337)	18.7
Net Income	5,817	–	(461)	5,356	6,015	–	(196)	5,819	463	8.6

(1) partial result of derivatives used for hedge effect of investments abroad, which in terms of net income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy;	(5) positive result assessed in the sale of part of our interest in Serasa, in 2Q07, in the amount of R$599 million, and in Bovespa, in 3Q07, in the amount of R$75 million;
(2) positive result assessed in the sale of our interest in Arcelor in 2Q07;	(6) fiscal effect of adjustments in the amount of R$(23) million and activation of tax credits from previous periods in the amount of R$418 million;
(3) the recording of operational provisions – civil contingencies;	(7) mainly due to the positive result assessed in the partial sale of our interest in Visa Inc.; and
(4) full goodwill amortization in subsidiaries	(8) fiscal effect of adjustments.

Bradesco’s net income reached R$5,819 million in the first nine months of 2008, accounting for an 8.6% increase y-o-y. Bradesco’s shareholders’ equity amounted to R$34,168 million on September 30, 2008, equivalent to a 17.0% increase compared to the balance on September 30, 2007. Consequently, the annualized ROAE (*) reached 25.4% . Total consolidated assets reached R$422,706 million on September 30, 2008 for 33.1% growth in relation to the balance of same date of the previous year. The annualized ROAA, in 9M08, was 2.0% . Earnings per share reached R$1.90.

The main items influencing net income in 9M08, compared to 9M07, can be seen below:

(a) Financial Margin – R$2,674 million

Such growth is primarily due to the “interest” component, with a share of R$2,802 million (R$4,682 million from the increase in business volume, and R$1,880 million from the decrease in spreads), and to the reduction in the “non-interest” result of R$128 million, resulting mostly from lower treasury gains in the period of R$422 million, affected by the world’s financial market volatility in 3Q08, which was mitigated by higher credit recovery of R$295 million.

(b) Allowance for Loan Losses – R$(1,383) million

The variation is mostly due to a 38.1% increase in the volume of loan operations in the 12-month period ended on September 30, 2008. We would like to point out individual client operations, mainly of the “consumer financing” type, with a 28.3% increase, which, in view of its specific characteristic, requires a higher provisioning volume.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations – R$1,146 million

The variation is basically due to: (i) insurance operations, R$882 million, R$644 million of which mainly arises from the additional provision for health insurance recorded in 2007; and (ii) supplementary pension plan, R$253 million, as a result of the increase in business volume.

(d) Fee and Commission Income – R$487 million

The increase in the period is mainly due to a higher volume of operations, pointing out increases in the items “Card Income,” R$408 million, “Asset Management,” R$129 million, “Collection,” R$87 million, “Consortium”, R$63 million and “Custody and Brokerage Services,” R$58 million; mitigated by a reduction verified in the items “Checking Account” and “Loan Operations”, R$188 million, due to the impact caused by fees adjustment charged to individuals occurred in 2008.

(e) Personnel, Administrative and Tax Expenses – R$(1,429) million

Out of that amount, the R$528 million of personnel expenses is mainly due to: (i) the expansion of the customer service network with the growth in outlets in Brazil from 28,563 in September 2007 to 36,128 in September 2008 and the subsequent hiring of employees, as well as the increase in salary levels resulting from the collective bargaining agreement of 2007 (6.0%) and Fenaban’s proposal for 2008 (7.5%), benefits and others, in the amount of R$462 million; (ii) higher expenses with labor proceedings in the amount of R$56 million; and (iii) higher expenses with training in the period in the amount of R$10 million.

The variation of R$956 million in other administrative expenses in the period basically refers to: (i) organic growth; (ii) the effects of increased volume of business; (iii) investments in the improvement and optimization of the technological platform (IT Improvements Project); and (iv) contractual adjustments.

The R$55 million of tax expenses derives basically from (i) the reduction in expenses with CPMF, in the amount of R$179 million, since it is no longer collected in 2008; mitigated by: (ii) the increase in PIS/Cofins expenses in the amount of R$120 million, due to the increase in taxable income.

(f) Other Operating Income/Expenses – R$(695) million

The increase in the period is mainly due to: (i) the increase expenses with financing commissions, R$193 million; (ii) the increase in provisions for civil contingency expenses, R$146 million; (iii) the increase in expenses from the amortization of prepaid expenses arising from operational agreements, R$138 million; (iv) the increase in sundry losses, R$121 million; and (v) the increase in expenses with search and seizure, R$56 million.

(*) It does not consider the mark-to-market effects of available -for-sale securities.

2Q08 x 3Q08 – in millions of R$

	2Q08			3Q08			Variations

	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted

	Statement of	Fiscal	Statement of	Statement of	Fiscal	Statement of	Amount	%
	Income	Hedge (1)	Income	Income	Hedge (1)	Income

Financial Margin (a)	7,034	(441)	6,593	5,152	1,182	6,334	(259)	(3.9)
PDD (b)	(1,834)	–	(1,834)	(1,824)	–	(1,824)	10	(0.5)
Intermediation Gross Income	5,200	(441)	4,759	3,328	1,182	4,510	(249)	(5.2)
Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations (c)	567	–	567	629	–	629	62	10.9
Fee and Commission Income (d)	2,775	–	2,775	2,819	–	2,819	44	1.6
Personnel Expenses (e)	(1,715)	–	(1,715)	(1,825)	–	(1,825)	(110)	6.4
Other Administrative Expenses (e)	(1,969)	–	(1,969)	(2,111)	–	(2,111)	(142)	7.2
Tax Expenses (e)	(625)	55	(570)	(408)	(128)	(536)	34	(6.0)
Other Operating Income/Expenses and Equity in Earnings (Losses) of Unconsolidated Companies (f)	(1,072)	–	(1,072)	(878)	–	(878)	194	(18.1)
Operating Income	3,161	(386)	2,775	1,554	1,054	2,608	(167)	(6.0)
Non-Operating Income	(20)	–	(20)	8	–	8	28	–
IR/CS and Minority Interest	(1,139)	386	(753)	348	(1,054)	(706)	47	(6.2)
Net Income	2,002	–	2,002	1,910	–	1,910	(92)	(4.6)

(1) partial result of derivatives used for hedge effect of investments abroad, which, in terms of net income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy.

In 3Q08, Bradesco’s net income reached R$1,910 million, against R$2,002 million in 2Q08, a 4.6% decrease in the quarter. This reduction was mainly impacted by “non-interest” income in financial margin of R$475 million, partially offset by reversals of fiscal provisions in the amount of R$186 million. Bradesco’s shareholders’ equity amounted to R$34,168 million on September 30, 2008, a 1.4% increase in relation to June 30, 2008. Total consolidated assets reached R$422,706 million on September 30, 2008, growing 4.8% in 3Q08.

The main items influencing net income in 3Q08 compared to the previous quarter can be seen below:

(a) Financial Margin – R$(259) million

This variation is due to the decrease in “non-interest” income in the amount of R$475 million, in view of: (i) the negative mark-to-market of CDS on Brazilian government securities issued abroad of R$150 million; (ii) the lower gains from the trading of Insurance Group shares of R$185 million; (iii) the negative mark-to-market of other financial instruments mainly derivatives used as market risk hedge of loan operations in the country of R$140 million, caused by world’s financial market volatility in 3Q08; mitigated by: (iv) the increase in the result of interest -bearing operations in the amount of R$216 million (R$377 million due to the increase in volumes and R$161 million to the decrease in spreads) .

(b) Allowance for Loan Losses – R$10 million

The slight expense variation is a result of the higher corporate operations growth, mainly in corporate segment – a growth of 9.5% in 3Q08 – which, due to its characteristic, requires less provisioning.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans – R$62 million

The variation is mainly due to higher revenues from insurance, private pension plans and certificated savings plans related to the increase in sales volume, together with a lower claim ratio (72.4% versus 73.1% in the previous quarter) .

(d) Fee and Commission Income – R$44 million

The increase in the quarter is due to: (i) the higher volume of card transactions resulting in R$66 million; (ii) the higher asset management revenue, R$15 million; (iii) higher collection volume resulting in R$10 million; (iv) higher income from underwriting operations, R$9 million; offset: (v) by the effect of the adjustment of individual checking accounts and loan operations fees of R$70 million, due to CMN Resolution 3,518.

(e) Personnel, Administrative and Tax Expenses – R$(218) million

Personnel expenses decreased R$110 million in the quarter, basically as a result of: (i) the provision for 2008 Fenaban’s proposal of collective bargaining agreement (7.5%) in the amount of R$62 million (R$36 million related to the restatement of labor liabilities and R$26 million related to the increase in payroll) and expansion of customer service network and increase in business volume, and accordingly, hiring of employees, with an impact of R$35 million.

The R$142 million increase in other administrative expenses is mainly due to higher expenses with: (i) “Third-Party Services”, R$96 million; (ii) “Data Processing”, R$12 million; (iii) “Communication”, R$10 million; (iv) “Financial System Services”, R$9 million; and (v) “Maintenance and Repairs, R$9 million.

The R$34 million decrease of tax expenses is chiefly due to the decrease of PIS/Cofins expenses, in the amount of R$32 million, due to the reduction in the calculation basis for taxable income in 3Q08.

(f) Other Operating Income and Expenses – R$194 million

The positive variation in the quarter is basically due to the fiscal provision reversal in the amount of R$186 million.

Highlights

Income

	in millions of R$

	September YTD		Variation	2008		Variation

	2007	2008	%	2nd Qtr.	3rd Qtr.	%

Adjusted Financial Margin	16,303	18,977	16.4	6,593	6,334	(3.9)
Provision for Loan Losses Expenses	3,942	5,325	35.1	1,834	1,824	(0.5)
Fee and Commission Income	7,910	8,397	6.2	2,775	2,819	1.6
Insurance, Private Pension Plans and Certificated
Savings Plans Retained Premiums	14,804	16,688	12.7	5,666	5,737	1.3
Personnel Expenses	4,749	5,277	11.1	1,715	1,825	6.4
Other Administrative Expenses	4,939	5,895	19.4	1,969	2,111	7.2
Operating Income	7,151	7,951	11.2	2,775	2,608	(6.0)
Adjusted Net Income	5,356	5,819	8.6	2,002	1,910	(4.6)

Balance Sheet

	in millions of R$

	September		Variation	2008		Variation

	2007	2008	%	June	September	%

Total Assets	317,648	422,706	33.1	403,271	422,706	4.8
Securities and Derivative Financial Instruments	108,098	132,372	22.5	118,956	132,372	11.3
Loan Operations (Expanded Concept)	140,094	197,250	40.8	181,602	197,250	8.6
• Loan and Leasing Operations (*)	116,357	160,634	38.1	148,408	160,634	8.2
• Sureties and Guarantees (accounted for in Memorandum Accounts)	18,471	29,640	60.5	27,172	29,640	9.1
• Credit Cards (single payment and installment purchase
plan from store owners)	5,266	6,468	22.8	5,623	6,468	15.0
• Assignment of Credits (accounted for in Memorandum
Accounts)	–	508	–	399	508	27.3
Permanent Assets	3,539	4,921	39.1	4,023	4,921	22.3
Deposits	86,736	139,170	60.5	122,752	139,170	13.4
Borrowing and Onlending	20,735	31,981	54.2	24,736	31,981	29.3
Technical Provisions	55,319	62,888	13.7	62,068	62,888	1.3
Shareholders’ Equity	29,214	34,168	17.0	33,711	34,168	1.4

(*) Includes ACC and Other Credits.

Change in Number of Outstanding Shares

	Common Shares	Preferred Shares	Total

Number of Outstanding Shares on December 31, 2007	1,009,337,030	1,009,336,926	2,018,673,956
Shares Acquired and not Cancelled	(80,200)	(34,600)	(114,800)
Shares Subscription	13,953,489	13,953,488	27,906,977
50% Stock Bonus	511,644,460	511,644,407	1,023,288,867
Number of Outstanding Shares on September 30, 2008	1,534,854,779	1,534,900,221	3,069,755,000

Share Performance (*)

	R$

	September YTD		Variation	2008		Variation

	2007	2008	%	2nd Qtr.	3rd Qtr.	%

Net Income per Share	1.78	1.90	6.7	0.65	0.62	(4.6)

Dividends/JCP per Common Share (net of IR)	0.603	0.576	(4.5)	0.211	0.167	(20.9)
Dividends/JCP per Preferred Share (net of IR)	0.664	0.633	(4.7)	0.232	0.184	(20.7)

Book Value per Share (Common and Preferred)	9.65	11.13	15.3	10.98	11.13	1.4

Last Business Day Price – Common	35.07	26.90	(23.3)	29.30	26.90	(8.2)
Last Business Day Price – Preferred	35.73	30.94	(13.4)	32.99	30.94	(6.2)

Market Value (in millions of R$) (**)	107,222	88,777	(17.2)	95,608	88,777	(7.1)

(*) For comparison purposes, in 2008 there was a 50% stock bonus, which was applied for 2007.
(**) Number of shares (disregarding treasury shares) x closing price of common and preferred shares of the last day of the period.

Cash Generation (*)

	in millions of R$

	2007			2008

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Net Income	1,801	1,850	5,356	2,002	1,910	5,819
Equity in Earnings (Losses) of Unconsolidated Companies	(4)	(16)	(32)	(34)	(23)	(89)
Provision for Loan Losses	1,344	1,438	3,942	1,834	1,824	5,325
Provision/Reversal for Devaluation	1	–	1	16	(3)	3
Depreciation and Amortization	133	135	401	174	149	461
Goodwill Amortization	–	–	–	–	8	8
Other	17	18	52	54	67	178
Total	3,292	3,425	9,720	4,046	3,932	11,705

(*) Considers the adjusted net income.

Value Added with Hedge Adjustment and without Extraordinary Events

	in millions of R$

	2007			2008

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Value Added (A+B+C)	4,645	4,696	13,661	5,037	4,967	14,925
A – Gross Income from Financial Intermediation	4,360	4,142	12,361	4,759	4,510	13,652
B – Fee and Commission Income	2,609	2,742	7,910	2,775	2,819	8,397
C – Other Income/Expenses	(2,324)	(2,188)	(6,610)	(2,497)	(2,362)	(7,124)

Distribution of Value Added (D+E+F+G)	4,645	4,696	13,661	5,037	4,967	14,925
D – Employees	1,444	1,426	4,148	1,490	1,583	4,596
E – Government Contribution	1,400	1,420	4,157	1,545	1,474	4,510
F – JCP/Dividends to Shareholders
(paid and provisioned)	796	743	2,140	719	613	2,072
G – Profit Reinvestment	1,005	1,107	3,216	1,283	1,297	3,747

Distribution of Value Added – %	100.0	100.0	100.0	100.0	100.0	100.0
Employees	31.1	30.4	30.4	29.6	31.9	30.8
Government Contribution	30.2	30.2	30.4	30.6	29.7	30.2
JCP/Dividends to Shareholders (paid and provisioned)	17.1	15.8	15.7	14.3	12.3	13.9
Profit Reinvestments	21.6	23.6	23.5	25.5	26.1	25.1

Calculation of Fixed Assets to Shareholders’ Equity Ratio (1)

	in millions of R$

	2007		2008

	June	September	June	September

Shareholders’ Equity + Minority Shareholders	27,577	29,390	33,873	34,795
Subordinated Debts	10,351	10,028	10,638	11,041
Tax Credits	(79)	(79)	(102)	(102)
Exchange Membership Certificates	(96)	(69)	(32)	(51)
Other Adjustments	(107)	(1,171)	(895)	(1,018)
Reference Equity (A) (*)	37,646	38,099	43,482	44,665
Permanent Assets	10,238	12,193	24,803	31,923
Leased Assets	(6,664)	(8,561)	(20,690)	(26,913)
Unrealized Leasing Losses	(104)	(106)	(100)	(99)
Other Adjustments	(274)	2,083	3,039	2,959
Total Premises and Equipment (B) (*)	3,196	5,609	7,052	7,870
Fixed Assets to Shareholders’ Equity Ratio (B/A) – %	8.5	14.7	16.2	17.6
Margin	15,627	13,441	14,690	14,463

(*) For the calculation of Fixed Assets to Shareholders’ Equity Ratio, the Exchange Membership Certificates are excluded from the Reference Equity and Fixed Assets, as per Bacen Resolution 2,283.

(1) Calculated based on the economic-financial consolidated.

Performance Ratios (annualized) – %

	2007			2008

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Return on Shareholders’ Equity (total)	28.9	27.8	25.2	26.0	24.3	23.3
Return on Average Shareholders’ Equity	29.5	29.3	27.7	26.1	24.5	24.4

Return on Shareholders’ Equity (total) without adjustment to
market value reserve – Securities and Derivatives	31.3	29.9	26.9	26.8	24.4	23.4
Return on Average Shareholders’ Equity without adjustment to
market value reserve – Securities and Derivatives	32.9	31.4	30.0	27.6	25.1	25.4

Return on Shareholders’ Equity (total) – straight-line calculation	26.2	25.3	24.4	23.8	22.4	22.7
Return on Average Shareholders’ Equity – straight-line calculation	26.7	26.5	26.8	23.8	22.5	23.7

Return on Total Assets (total)	2.5	2.4	2.3	2.0	1.8	1.8
Return on Average Total Assets	2.5	2.5	2.5	2.1	1.9	2.0

Shareholders’ Equity on Total Assets	9.5	9.2	9.2	8.4	8.1	8.1

Capital Adequacy Ratio (Basel) – Financial Consolidated (*)	18.2	16.3	16.3	14.4	16.2	16.2
Capital Adequacy Ratio (Basel) – Total Consolidated (*)	16.1	14.2	14.2	12.9	15.6	15.6

Fixed Assets to Shareholders' Equity Ratio – Financial Consolidated	47.4	48.9	48.9	47.3	47.4	47.4
Fixed Assets to Shareholders' Equity Ratio – Economic-Financial
Consolidated	8.5	14.7	14.7	16.2	17.6	17.6

Combined Ratio – Insurance	99.8	92.3	95.9	84.9	84.4	84.4

Efficiency Ratio (in the previous 12 months)	42.0	41.8	41.8	41.3	41.6	41.6

Coverage Ratio – (Fee and Commission Income/Administrative
and Personnel Expenses) (in the previous 12 months)	79.4	80.6	80.6	77.8	75.5	75.5

(*) in September 2008, it refers to Basel II
Obs.: Article 4 of Bacen Circular Letter 3,389 provides for the prerogative of exclusion, for capital adequacy ratio calculation purposes, of foreign currency short position, including fiscal effects, so as to hedge investments abroad. Bradesco chose this prerogative on September 29, 2008.

Market Share – Consolidated – %

	2007		2008

	June	September	June	September

Banks – Source: Bacen
Time Deposit	8.3	8.3	11.7	NA
Savings Deposit	13.9	13.9	13.8	NA

Demand Deposit	17.3	17.4	18.4	NA
Loan Operations	12.5	12.6	13.1	13.0
Online Collection (Balance)	29.5	29.4	31.7	30.0 (*)
Number of Branches	16.7	16.8	17.1	17.4

Banks – Source: Federal Revenue /Serpro
DARF	18.0	19.0	19.8	19.8 (****)
DAS	I	I	16.4	16.3 (****)

Banks – Source: INSS/Dataprev
GPS	13.6	13.8	14.0	14.0 (****)
Benefit Payment to Retirees and Pensioners	19.7	19.7	19.5	19.6

Banks – Source: Anbid
Investment Funds + Portfolios	14.3	14.1	14.1	14.9

Insurance, Private Pension Plans and Certificated Savings Plans – Source: Susep and ANS
Insurance, Private Pension Plans and Certificated Savings Plans Premiums	24.7	25.2	23.8 (**)	23.7 (***)
Insurance Premiums (including VGBL)	24.6	25.4	23.6 (**)	23.7 (***)
Life Insurance and Personal Accidents Premiums	15.3	15.7	16.6 (**)	16.6 (***)
Auto/RE Insurance Premiums	10.7	12.5	10.7 (**)	10.7 (***)
Health Insurance Premiums	43.4	42.3	43.5 (**)	42.5 (***)
Revenues from Private Pension Plans Contributions (excluding VGBL)	29.6	28.8	31.0 (**)	28.9 (***)
Revenues from Certificated Savings Plans	20.2	20.3	18.3 (**)	18.7 (***)
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	36.3	36.0	35.5 (**)	34.9 (***)

Insurance and Private Pension Plans – Source: Fenaprevi
Income on VGBL Premiums	41.0	41.6	37.4 (**)	37.4 (***)
Revenues from PGBL Contributions	28.3	27.3	28.8 (**)	26.2 (***)
Private Pension Plans Investment Portfolios (including VGBL)	42.1	41.1	39.7 (**)	38.9 (***)

Credit and Debit Card – Source: Abecs
Credit Card Revenue	18.2	18.2	18.3	18.1
Debit Card Revenue	19.9	19.8	18.8	19.0

Leasing – Source: Abel
Lending Operations	11.2	12.2	16.6	17.7 (*)

Banco Finasa BMC – Source: Bacen
Finabens (Portfolio)	17.8	16.6	10.5	10.5 (*)
Auto (Portfolio) – Including Banco Bradesco	25.9	25.8	25.4	25.6 (*)

Consortium – Source: Bacen
Real Estate	25.9	26.5	27.8	27.8 (*)
Auto	20.6	20.9	22.9	22.9 (*)
Trucks, Tractors and Agricultural Implements	6.8	6.9	9.3	10.6 (*)

International Area – Source: Bacen
Export Market	20.0	20.4	21.7	22.2 (****)
Import Market	16.6	15.8	16.3	16.3 (****)

(*) Reference date: August 2008 (in relation to health insurance, the ANS indexes were estimated).	(***) Reference date: July 2008.	NA – Not Available
(**) Reference date: May 2008.	(****) Data subject to alteration.	I – Inapplicable

Other Information

	September		Variation	2008		Variation

	2007	2008	%	June	September	%

Funding and Assets Managed – in millions of R$	452,698	571,740	26.3	552,082	571,740	3.6
Number of Organization Employees	81,943	85,577	4.4	84,224	85,577	1.6
Number of Fundação Bradesco Employees	2,727	2,725	(0.1)	2,727	2,725	(0.1)
Number of Fimaden Employees	844	872	3.3	863	872	1.0
Number of ADC Employees	17	25	47.1	17	25	47.1
Number of Outsourced Employees	7,647	8,168	6.8	7,929	8,168	3.0
Number of Interns	1,027	977	(4.9)	935	977	4.5
Number of Minor Apprentices	871	1,149	31.9	1,149	1,149	–
Number of Branches	3,067	3,235	5.5	3,193	3,235	1.3
Number of Savings Accounts – thousands	32,146	33,763	5.0	32,549	33,763	3.7
Number of Credit, Private Label and Debit Cards – thousands	67,228	80,207	19.3	77,952	80,207	2.9

Bradesco Shares

Number of Shares (in thousands) – Common and Preferred Shares (*)

	December					2008

	2003	2004	2005	2006	2007	June	September

Common Shares	1,437,054	1,430,107	1,468,350	1,500,214	1,514,006	1,534,882	1,534,855
Preferred Shares	1,416,492	1,416,491	1,469,817	1,502,435	1,514,006	1,534,900	1,534,900
Subtotal – Outstanding Shares	2,853,546	2,846,598	2,938,167	3,002,649	3,028,012	3,069,782	3,069,755
Treasury Shares	516	–	696	1,137	3,368	88	115
Total	2,854,062	2,846,598	2,938,863	3,003,786	3,031,380	3,069,870	3,069,870

(*) For comparison purposes, there was a 50% stock bonus which was applied for previous years. Likewise, 100% stock bonus occurred in 2005 and 2007, as well as 200% in 2003.

On September 30, 2008, Banco Bradesco’s capital stock was R$23 billion, composed of 3,069,869,800 shares, of which 1,534,934,979 are common shares and 1,534,934,821 are preferred shares, all non-par and book-entry shares. The largest shareholder is the holding company Cidade de Deus Participações, which directly holds 49.00% of our voting capital and 24.51% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus Participações is owned by Fundação Bradesco and Elo Participações e Investimento, which has as shareholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 132).

Number of Shareholders – Domiciled in Brazil and Abroad

	2007			2008

	September	%	Capital Interest	September	%	Capital Interest

Individuals	1,250,454	91.27	26.59	1,268,732	91.37	26.81
Corporations	115,914	8.46	45.54	116,102	8.36	45.63
Subtotal of Domiciled in Brazil	1,366,368	99.73	72.13	1,384,834	99.73	72.44
Domiciled Abroad	3,691	0.27	27.87	3,787	0.27	27.56
Total	1,370,059	100	100	1,388,621	100	100

With regard to Bradesco’s shareholders on September 30, 2008, 1,384,834 shareholders were domiciled in Brazil, accounting for 99.73% of the total shareholders’ base and holding 72.44% of Bradesco shares. The number of shareholders domiciled abroad was 3,787, representing 0.27% of total shareholders’ base and holding 27.56% of Bradesco shares.

Market Value – in millions of R$

Obs.: the market value considers the closing quotation of the common and preferred shares multiplied by the respective number of shares (excluding treasury shares).

Market Value/Shareholders’ Equity

Market Value/Shareholders’ Equity: indicates the number of times Bradesco’s market value is higher than its accounting shareholders’ equity.
Formula used: number of common and preferred shares multiplied by the closing price of common and preferred shares of the last business day of the period. The amount is divided by the accounting shareholders’ equity of the period.

Dividend Yield – % (in the previous 12 months)

Dividend Yield: is the ratio between the dividends and/or interest on shareholders’ capital distributed to shareholders in the previous 12 months and the share price, indicating the investment return related to profit sharing.
Formula used: amount received by shareholders as dividends and/or interest on shareholders’ capital (gross of income tax) in the previous 12 months divided by the preferred share closing price of the last business day of the period.

Payout Index – % (in the previous 12 months)

Payout Index: indicates the percentage of net income paid as dividends/interest on shareholders’ capital.
Formula used: amount received by shareholders as dividends and/or interest on shareholders’ capital (net of income tax), which is divided by the adjusted net income.

Financial Volume – Bradesco PN x Ibovespa

Source: Economática

Adjusted Net Earnings per Share – R$ (in the previous 12 months) (*)

(*) For comparison purposes, the amounts were adjusted according to stock bonus and splits in the period.

Appreciation Index – Bradesco PN (BBDC4) x Ibovespa – %

Source: Economática

Bradesco’s Share Performance

In 3Q08, Bradesco’s preferred shares depreciated by 6.1% (adjusted by dividends), having a higher performance than Ibovespa’s, which experienced a 23.8% loss in the period.

In 3Q08, the large Brazilian banks’ shares were protected from the damage of the global scenario that started in the period. The perception was that the performance of large banks, in a moderate slowdown scenario in the Brazilian economy, would be maintained when compared to other sectors traded in stock exchanges (such as mining, steel and oil), which also suffered with the pressure of the world wide economic slowdown.

Statement of Income

	in millions of R$

	September YTD		Variation %	2008		Variation %

	2007	2008		2nd Qtr.	3rd Qtr.

Revenues from Financial Intermediation	30,431	40,543	33.2	12,769	16,081	25.9
Loan Operations	16,299	20,998	28.8	6,423	8,004	24.6
Leasing Operations	633	1,581	149.8	517	691	33.7
Securities Transactions	5,842	8,762	50.0	2,240	4,702	109.9
Insurance, Private Pension Plans and
Certificated Savings Plans	5,433	5,010	(7.8)	2,468	866	(64.9)
Derivative Financial Instruments	874	1,385	58.5	762	95	(87.5)
Foreign Exchange Transactions	415	1,626	291.8	(14)	1,244	–
Compulsory Deposits	935	1,181	26.3	373	479	28.4
Expenses from Financial Intermediation
(excluding PDD)	14,128	21,566	52.6	6,176	9,747	57.8
Federal Funds Purchased and Securities Sold
under Agreements to Repurchase	10,202	15,096	48.0	4,718	6,560	39.0
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans
and Certificated Savings Plans	3,329	3,082	(7.4)	1,712	346	(79.8)
Borrowing and Onlending	590	3,385	473.7	(255)	2,840	–
Leasing Operations	7	3	(57.1)	1	1	–
Financial Margin	16,303	18,977	16.4	6,593	6,334	(3.9)
Provision for Loan Losses	3,942	5,325	35.1	1,834	1,824	(0.5)
Gross Income from Financial Intermediation	12,361	13,652	10.4	4,759	4,510	(5.2)
Other Operating Income/Expenses	(5,210)	(5,701)	9.4	(1,984)	(1,902)	(4.1)
Fee and Commission Income	7,910	8,397	6.2	2,775	2,819	1.6
Operating Income from Insurance, Private
Pension Plans and Certificated Savings Plans	565	1,711	202.8	567	629	10.9
(+) Net Premiums Written	15,303	16,944	10.7	5,756	5,821	1.1
(-) Reinsurance Premiums	(499)	(256)	(48.7)	(90)	(84)	(6.7)
(=) Retained Premiums from Insurance, Private
Pension Plans and Certificated Savings Plans	14,804	16,688	12.7	5,666	5,737	1.3
Retained Premiums from Insurance	6,471	7,489	15.7	2,526	2,695	6.7
Private Pension Plans Contributions	7,194	7,976	10.9	2,732	2,599	(4.9)
Income from Certificated Savings Plans	1,139	1,223	7.4	408	443	8.6
Variation in Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	(8,024)	(7,800)	(2.8)	(2,643)	(2,624)	(0.7)
Variation in Technical Provisions for Insurance	(1,128)	(374)	(66.8)	(97)	(222)	128.9
Variation in Technical Provisions for Private
Pension Plans	(6,913)	(7,422)	7.4	(2,545)	(2,397)	(5.8)
Variation in Technical Provisions for Certificated
Savings Plans	17	(4)	–	(1)	(5)	400.0
Retained Claims	(4,419)	(5,245)	18.7	(1,782)	(1,823)	2.3
Certificated Savings Plans Drawings and Redemptions	(1,000)	(1,055)	5.5	(355)	(382)	7.6
Insurance, Private Pension Plans and
Certificated Savings Plans Selling Expenses	(796)	(877)	10.2	(319)	(279)	(12.5)
Insurance Products Selling Expenses	(631)	(696)	10.3	(237)	(237)	–
Private Pension Plans Selling Expenses	(153)	(173)	13.1	(59)	(58)	(1.7)
Certificated Savings Plans Selling Expenses	(12)	(8)	(33.3)	(23)	16	–
Personnel Expenses	(4,749)	(5,277)	11.1	(1,715)	(1,825)	6.4
Other Administrative Expenses	(4,939)	(5,895)	19.4	(1,969)	(2,111)	7.2
Tax Expenses	(1,766)	(1,711)	(3.1)	(570)	(536)	(6.0)
Equity in Earnings of Unconsolidated Companies	32	89	178.1	34	23	(32.4)
Other Operating Income	1,012	1,197	18.3	323	544	68.4
Other Operating Expenses	(3,275)	(4,212)	28.6	(1,429)	(1,445)	1.1
Operating Income	7,151	7,951	11.2	2,775	2,608	(6.0)
Non-Operating Income	3	3	–	(20)	8	–
Income before Tax on Income and Interest	7,154	7,954	11.2	2,755	2,616	(5.0)
Income Tax and Social Contribution	(1,790)	(2,118)	18.3	(750)	(696)	(7.2)
Minority Interest in Subsidiaries	(8)	(17)	112.5	(3)	(10)	233.3
Net Income	5,356	5,819	8.6	2,002	1,910	(4.6)
Annualized Return on Shareholders’ Equity (*) (%)	30.0	25.4	–	27.6	25.1	–

(*) Refers to average Shareholders’ Equity and does not consider the mark-to-market effects on available-for-sale securities.

Analysis of the Statement of Income – in millions of R$

Income from Loan and Leasing Operations

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
16,925	22,576	33.4	6,939	8,694	25.3

In the period, income was up mainly as result of: (i) the increase in the average volume of the loan portfolio, which totaled R$144,842 in September/08 against R$105,560 in September /07, that is, a 37.2% increase. We highlight the corporate portfolio, with an increase of 44.5% due to “Financing to Export,” “Working Capital” “Leasing” and “Real Estate Financing” products. In the individual portfolio, the growth was 29.3%, with focus on the products connected to consumer financing; (ii) the better credit recovery R$295; partially mitigated: (iii) by the decrease in average rate, from 16.0% in the period/07 to 15.6% in the period/08, observing CDI variation.

The variation was basically due to: (i) the 20.3% foreign exchange variation, which impacted Loans and Financing indexed/denominated in foreign currency, which represent 8.7% of the loan portfolio, impacting the average rate of 4.8% in 2Q08 to 5.6% in 3Q08, observing CDI variation. We point out the 9.5% increase in the corporate portfolio basically due to the “Foreign Operations,” “Working Capital,” and “Leasing” products; (ii) the 6.3% increase in the individual portfolio, with focus on products linked to consumer financing and (iii) the better credit recovery R$33.

Income from Securities and Derivative Financial Instruments

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
6,716	10,147	51.1	3,002	4,797	59.8

The increase in income during the period is mainly due to: (i) the increase in the average portfolio volume (Securities, Derivative Financial Investments and Interbank Investments); (ii) the increase in the average rate of 9.3% in the period/07 to 9.9% in the period/08, as a result of IGP-M, CDI and U.S. dollar variation; partially offset: (iii) by the lower “non-interest” income in the amount of R$263, basically due to the negative mark-to-market of CDS on Brazilian government securities issued abroad and the negative mark-to-market adjustment of derivative financial instruments used as market risk hedge of loan operations in the country in 3Q08.

The variation in income in the quarter is mainly due to: (i) the increase in the average portfolio volume (Securities, Derivative Financial Instruments and Interbank Investments); (ii) the increase in the average rate of 2.9% in 2Q08 to 4.0% in 3Q08, as a result of IGP-M, CDI and U.S. dollar variation, partially mitigated: (iii) by the lower “non-interest” income gains in the amount of R$318, basically due to the negative mark-to- market of CDS on Brazilian government securities issued abroad, R$150, and the negative mark-to-market adjustment of other financial instruments mainly derivatives used as market risk hedge of loan operations in the country, R$140.

Income from Insurance, Private Pension Plans and Certificated Savings Plans

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
5,433	5,010	(7.8)	2,468	866	(64.9)

The variation in the period was basically due to: (i) the lower “non-interest” income of R$159, chiefly due to the lower gains in share trading, resulting from the world’s financial market volatility in 3Q08; (ii) the decrease in average rate from 9.0% in the period/07 to 7.2% in the period/08, as a result of the IGP-M, CDI and Ibovespa index variation in the period; offset by: (iii) the increase in the average portfolio volume.

The variation in the quarter was substantially due to: (i) the lower “non- interest” income of R$185, chiefly due to the lower gains in share trading, resulting from the world’s financial market volatility; (ii) the decrease in the average rate from 3.6% in 2Q08 to 1.2% in 3Q08, as a result of the IGP-M reduction and negative impact of variable income funds that comprise the PGBL/VGBL and traditional plans portfolio in the amount of R$1,299; offset by: (iii) the increase in the average portfolio volume.

Income from Foreign Exchange Transactions

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
415	1,626	291.8	(14)	1,244	–

For a better analysis, this item should be analyzed with the deduction of expenses with foreign funding, used to finance import/export operations, in accordance with note 11a. After these deductions, the result would be R$575 in the period/08 and R$265 in the period/07, chiefly due to the increase in the foreign exchange portfolio volume.

For a better analysis, this item should be analyzed with the deduction of expenses with foreign funding used to finance import/export operations, in accordance with note 11a. After these deductions, the result would be R$257 in 3Q08 and R$184 in 2Q08, primarily due to the increase in the foreign exchange portfolio volume.

Income from Compulsory Deposits

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
935	1,181	26.3	373	479	28.4

The variation in the period is basically due to the increase in the average volume of time deposits in the period, since average rates remained steady.
The variation is primarily due to: (i) the increase in the average volume of time deposits in the quarter; (ii) the increase in the average rate from 1.5% in 2Q08 to 1.9% in 3Q08, as a result of the IGP-M and TR variation (indexes that remunerate the additional compulsory deposit and savings deposit, respectively).

Expenses with Federal Funds Purchased and Securities Sold under Agreements to Repurchase

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
10,202	15,096	48.0	4,718	6,560	39.0

The variation in the period is mostly due to (i) the increase in the average funding volume, especially time deposits; and (ii) the increase in the average funding cost.
The variation in the quarter essentially derives from: (i) the increase in the average volume of the portfolio; and (ii) the increase in the average rate from 2.3% in 2Q08 to 2.9% in 3Q08, as a result of the CDI and TR variation, chiefly affecting time deposit expenses.

Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
3,329	3,082	(7.4)	1,712	346	(79.8)

The variation in the period is basically due to: (i) the decrease in the average rate from 6.4% in the period/07 to 5.1% in the period/08, as a result of the IGP-M, CDI and Ibovespa index variation in the period (indexes which remunerate technical provisions), mitigated by: (ii) the higher average volume of technical provisions, especially the “VGBL” product.

The variation in the quarter is mostly due to: (i) the decrease in the average rate from 2.8% in 2Q08 to 0.6% in 3Q08, as a result of the impact of negative, variable income funds variation that comprise the PGBL/VGBL portfolio and the IGP-M decrease in the quarter (indexes which remunerate technical provisions), in the amount of R$1,100; mitigated by: (ii) the higher average volume of technical provisions, especially the “VGBL” product.

Borrowing and Onlending Expenses

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
590	3,385	473.7	(255)	2,840	–

The variation in the period is basically due to: (i) the increase in the average funding volume, mainly represented by Finame and BNDES operations; and (ii) the increase of the average rate from 3.1% in the period/07 to 13.0% in the period/08, resulting from a positive exchange variation and IGP-M variation.			The variation in the quarter is mainly due to: (i) the increase in the average rate from (1.0)% in 2Q08 to 10.0% in 3Q08, resulting from high foreign exchange variation; and (ii) the increase in the average funding volume, chiefly represented by Finame and BNDES operations.

Financial Margin

(*) (Interest Financial Margin)/ (Average Total Assets - Permanent Assets - Purchase and Sale Commitments).

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
16,303	18,977	16.4	6,593	6,334	(3.9)

The variation of R$2,674 in the financial margin is basically due to: (i) the increase in the result of interest-bearing operations of R$2,802, R$4,682 of which is due to a growth in the average business volume and R$1,880 is due to the decrease in spreads; and (ii) the increase in “non-interest” income of R$128, basically derived from lower treasury gains in the period of R$422, affected by the world’s financial market volatility in 3Q08, mitigated by higher credit recovery in the amount of R$295.

The variation of R$259 in financial margin is due to: (i) the reduction the “non-interest” income of R$475, mainly in view of the negative mark-to-market of credit derivatives (CDS) on Brazilian government securities issued abroad R$150, and the lower gains from the trading of Insurance Group shares R$185 and the negative mark-to-market adjustment of other financial instruments, mainly derivatives used as market risk hedge of loan operations in the country R$140, as a result of the world’s financial market volatility; offset (ii) by the growth in the result of interest-bearing operations in the amount of R$216, R$377 of which due to the increase in the average business volume and R$161 to the decrease in spreads.

Provision for Loan Losses Expenses

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
3,942	5,325	35.1	1,834	1,824	(0.5)

The increase in the period of R$1,383 is compatible with the growth of our loan portfolio (38.1% or R$44,277 in the 12-month period) with the relevant participation of individuals that, due to their characteristics, require higher provisioning volume, whose growth in the period was 29.3% or R$14,461.

The slight expense variation is a result of the higher corporate operations growth, mainly in corporate segment, of 9.5% in 3Q08, mainly from corporate segment, due to its characteristics, which requires less provisioning.

Fee and Commission Income

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
7,910	8,397	6.2	2,775	2,819	1.6

The increase of income in the period is mainly due to: (i) the higher volume of operations; with focus on: (a) card income, R$408; (b) asset management, R$129; (c) collection R$87; and (d) consortium R$63; (e) custody and brokerage services, R$58; which was mitigated: (ii) by the effect of the fee adjustments related to checking accounts and loan operations of individuals, R$188.

The increase in income in the quarter is mostly due to the higher transaction volume of: (i) card R$66; (ii) asset management, R$15; (iii) collection, R$10; (iv) underwriting operations R$9; mitigated: (v) by the lower individuals loan operation and checking account revenue, R$70, caused by fees adjustment charged to individuals.

Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
14,804	16,688	12.7	5,666	5,737	1.3

The growth of premiums in the period is detailed in the charts below.			The variation in the quarter is detailed in the charts below.

a) Retained Premiums from Insurance

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
6,471	7,489	15.7	2,526	2,695	6.7

The variation in the period is due to the increase in the production of: (i) Health line, R$714, in which premiums presented an increase due to the expansion of the corporate health and dental insurance portfolio and SPG, as well as the implementation of annual restatements (medical, hospital and dental costs variation) and technical balance of the policies. Furthermore, there was a growth in individual insurance portfolio premium due to the collection of the difference arising from old plans’ annual adjustment, for policyholders domiciled in the State of São Paulo, as per judicial decision; (ii) Life line, R$253 (mainly in the Moneylender and Group Life lines); (iii) basic lines, R$39; (iv) other lines, R$75; mitigated: (v) by the decrease in Auto line, R$63 (despite the strong competition in auto insurance, the insurance company had growth in premiums excluding premiums collected by former subsidiary by Indiana in the same period last year. This fact is mainly due to the competitiveness maintenance policy and the pricing according to profile, improvement of processes and creation of products destined to specific publics, such as Auto Mulher – for women).
Obs.: in order to comply with Susep Circular Letter 356, Individual Life redemption was reclassified to “technical provision variation.”

The variation in the quarter is due to the increase in the production of: (i) Auto line, R$80 (maintenance of the competitiveness policy due to the pricing according to profile and expansion of the active broker base); (ii) the Health line, R$61, in which there was an increase in individual insurance portfolio premium due to the collection of the difference arising from old plans’ annual adjustment, for policyholders domiciled in the State of São Paulo, as per judicial decision; (iii) the Life line, R$24; and (iv) basic lines R$10; mitigated: (v) by the decrease in other lines, R$6.
Obs.: in order to comply with Susep Circular Letter 356, Individual Life redemption was reclassified to “technical provision variation.”

b) Private Pension Plans Contributions

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
7,194	7,976	10.9	2,732	2,599	(4.9)

The increase in the period is basically due to the higher commercialization of the “VGBL” product R$762.
Obs.: in order to comply with Susep Circular Letter 356, VGBL redemption was reclassified to “technical provision variation.”

The variation in the quarter is basically due to the lower commercialization of the “VGBL” product, R$126.
Obs.: in order to comply with Susep Circular Letter 356, VGBL redemption was reclassified to “technical provision variation.”

c) Income on Certificated Savings Plans

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
1,139	1,223	7.4	408	443	8.6

The variation is due to: (i) the increase in the volume of new sales of single payment plans; and (ii) the increase in monthly payment plans.			The variation is due to the large volume of new sales of single payment plans.

Variation in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(8,024)	(7,800)	(2.8)	(2,643)	(2,624)	(0.7)

The variation in the period is detailed in the charts below.			The variation in the quarter is detailed in the charts below.

a) Variation in Technical Provisions for Insurance

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,128)	(374)	(66.8)	(97)	(222)	128.9

The variation in technical provisions is directly related to the sale of insurance in its respective effectiveness period. The higher the sale of premiums, the higher the recording of technical provisions, considering an average period of 12 months. The higher constitutions of technical provisions in the period/08 were: (i) in the Life line, R$239; (ii) Health line, R$73; (iii) basic lines, R$33; and (iv) Auto line, R$26.

Obs. 1: the 2006 and 2007 amounts were influenced by the additional provision for health insurance.
Obs. 2: in order to comply with Susep Circular Letter 356, there was a reclassification of Individual Life Plan redemptions to this item.

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The higher the sale of premiums, the higher the recording of technical provisions, considering an average period of 12 months. The higher constitutions of technical provisions in 3Q08 were: (i) in the Life Line, R$105; (ii) Auto line, R$64; and (iii) Health line, R$40.

Obs. 1: the 2007 quarter amounts were influenced by the additional provision for health insurance.
Obs. 2: In order to comply with Susep Circular Letter 356, there was a reclassification of Individual Life Plan redemptions to this item.

b) Variation in Technical Provisions for Private Pension Plans

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(6,913)	(7,422)	7.4	(2,545)	(2,397)	(5.8)

Variations in technical provisions are directly related to production. The variations in the period are due to: (i) the higher recording of provision for “VGBL” products, R$558; mitigated: (ii) by the smaller number of provisions for “PGBL/Traditional” products, R$49.

Obs.: In order to comply with Susep Circular Letter 356, there was a reclassification of benefits and redemptions to this item.

Variations in technical provisions are directly related to production. The variations in the quarter are mainly due to the lower recording of provision for “VGBL” product, R$158.

Obs.: In order to comply with Susep Circular Letter 356, there was a reclassification of benefits and redemptions to this item.

c) Variation in Technical Provisions for Certificated Savings Plans

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
17	(4)	–	(1)	(5)	400.0

The variation in the period is mainly due to the reversion of technical provision for contingencies.			The variation in the quarter is mainly due to the creation of technical provision for contingencies and administrative provision.

Retained Claims

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(4,419)	(5,245)	18.7	(1,782)	(1,823)	2.3

The increase of claims in the period is due to the increase in production and the resulting growth life in the volume of reported claims (i) in the Health line, R$714, (ii) in Life lines, R$66 (iii) basic line, R$52; (iv) other lines, R$70; mitigated: (v) by the decrease in reported claims in the Auto line, R$76.

Obs.: Claim ratios were recalculated due to new resolutions in Susep Circular Letter 356.

The increase of claims in the quarter is due to the increase in production and the resulting growth in the volume of reported claims: (i) in the Life line, R$50; (ii) in the Auto line, R$5; mitigated by the decrease in reported claims (iii) in the basic lines, R$10; and (iv) other lines, R$4.

Obs.: Claim ratios were recalculated due to new resolutions in Susep Circular Letter 356.

Certificated Savings Plans Drawings and Redemptions

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,000)	(1,055)	5.5	(355)	(382)	7.6

The redemptions are directly related to revenue. The variation in the period is due to the increase in revenues.			The redemptions are directly related to revenue. The variation in the quarter is due to the increase in revenues.

Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(796)	(877)	10.2	(319)	(279)	(12.5)

The variation in the period is detailed in the charts below.			The variation in the quarter is detailed in the charts below.

a) Insurance Products Selling Expenses

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(631)	(696)	10.3	(237)	(237)	–

The variation in the period is due to the increase of insurance production, mainly in the Health line, R$36, and Life lines, R$29.

Obs.: selling ratios were recalculated due to new resolutions in the Susep Circular Letter 356.
			The expense in the quarter remained stable. Obs.: selling ratios were recalculated due to new resolutions in the Susep Circular Letter 356.

b) Private Pension Plans Selling Expenses

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(153)	(173)	13.1	(59)	(58)	(1.7)

The variation in the period is basically due to the increase in sales of private pension plan products and, consequently, in selling expenses.			The expense in the quarter remained stable.

c) Certificated Savings Plans Selling Expenses

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(12)	(8)	33.3	(23)	16	–

The variation in the period is due to the higher volume of selling activities in 2007.			The variation is due to the accounting reclassification of administrative and selling expenses. After this reclassification, selling expenses would be R$4 in 2Q08 and R$3 in 3Q08.

Personnel Expenses

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(4,749)	(5,277)	11.1	(1,715)	(1,825)	6.4

The growth in the period is basically due to: (i) the expansion of the customer service network in Brazil (from 28,563 outlets in September 2007 to 36,128 in September 2008) and the subsequent hiring of employees, as well as the increase in salary levels resulting from the collective bargaining agreement of 2007 (6.0%) and Fenaban’s proposal for 2008 (7.5%), benefits and others, R$462; (ii) higher expenses with labor proceedings provisions R$ 56; and (iii) higher expenses with training R$10.

The variation in the quarter is basically due to: (i) the increase in the salary levels resulting from the provision for Fenaban’s proposal of the professional category’s collective bargaining agreement (7.5%) in the amount of R$62 (R$36 related to restatement of labor liabilities and R$26 related to increase in payroll); and (ii) expansion of customer service network and increase in business volume, and accordingly, hiring of employees, with an impact of R$35.

Other Administrative Expenses

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(4,939)	(5,895)	19.4	(1,969)	(2,111)	7.2

The increase in the period is basically due to: (i) organic growth, with the expansion of customer service network in Brazil (from 28,563 outlets in September 2007 to 36,128 in September 2008); (ii) the increase in the volume of businesses; (iii) contractual adjustments; and (iv) investments in the improvement and optimization of the technological platform (IT Improvements Project).

The variation in the quarter is basically due to the higher expenses with: (i) outsourced services, R$96; (ii) data processing, R$12; (iii) communication, R$10; (iv) maintenance and repairs, R$9; and (v) financial system services, R$9.

Tax Expenses

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,766)	(1,711)	(3.1)	(570)	(536)	(6.0)

The reduction in the period is basically due to: (i) the lower CPMF expenses R$179, given the abolishment of this contribution in 2008, mitigated by (ii) the PIS/Cofins higher expenses in the amount of R$120 due to the increase of taxable income.
			The variation in the quarter is basically due to the lower PIS/Cofins expenses, R$32, due to the decrease in the calculation basis of taxable income in 3Q08.

Equity in Earnings (Losses) of Unconsolidated Companies

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
32	89	178.1	34	23	(32.4)

The variation in the period is due to the higher results in affiliated companies in the period/08, basically through IRB-Brasil Resseguros.			The variation in the quarter derives from lower results in affiliated companies in 3Q08, basically through IRB-Brasil Resseguros.

Other Operating Income

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
1,012	1,197	18.3	323	544	68.4

The increase in the period is mainly due to: (i) higher reversals of operating provisions, R$142, basically from the fiscal provision; and (ii) higher interest income, R$62.			The variation in the quarter is mainly due to: (i) the higher reversals of operating provisions, R$179, basically from the fiscal provision; and (ii) the higher interest income, R$36.

Other Operating Expenses

	September YTD			2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(3,275)	(4,212)	28.6	(1,429)	(1,445)	1.1

The increase in the period is mostly due to: higher expenses with: (i) financing commission, R$193; (ii) creation of civil operational provisions, R$146; (iii) amortization of prepaid expenses with operational agreements, R$138; (iv) sundry losses, R$121; and (v) search and seizure, R$56.
			The variation in the quarter basically derives from: (i) higher financing expenses, R$36; (ii) goodwill amortization, R$8; offset: (iii) by lower operational provision expenses.

Operating Income

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
7,151	7,951	11.2	2,775	2,608	(6.0)

The increase in the period derives from: (i) the higher financial margin, R$2,674; (ii) the increase in the income from insurance, private pension plans and certificated savings plans operations, R$1,146; (iii) the higher fee and commission income, R$487; (iv) the increase in the equity in earnings (losses) of unconsolidated companies, R$57; (v) the lower tax expenses, R$55; mitigated by (vi) the higher personnel and administrative expenses, R$1,484; (vii) the higher provision for loan losses expenses, R$1,383; and (viii) the higher operating expenses (net of income), R$752.

Obs.: for a more detailed analysis of the variation of each item, we recommend reading each specific item mentioned hereof.

The variation in the quarter derives from: (i) the higher personnel and administrative expenses, R$252; (ii) the lower financial margin, R$259; (iii) the decrease in the equity in earnings (losses) of unconsolidated companies R$11; offset by (iv) the lower operating expenses (net of income), R$205; (v) the increase in the income from insurance, private pension plans and certificated savings plans, R$62; (vi) the higher fee and commission income, R$44; (vii) the lower tax expenses, R$34; and (viii) the lower provision for loan losses expenses, R$10.

Obs.: for a more detailed analysis of the variation of each item, we recommend reading each specific item mentioned herein.

Non-Operating Income

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
3	3	–	(20)	8	–

Non-operating income remained stable in the period.			The variation in the quarter is basically due to (i) higher results in sale of securities, assets and investments mitigated by (ii) higher recording of non-operating provisions.

Income Tax and Social Contribution

September YTD				2008

2007	2008	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,790)	(2,118)	18.3	(750)	(696)	(7.2)

The variation in income tax and social contribution expenses in the period reflects tax charge on earnings before taxes, adjusted by additions and exclusions, according to note 34.			The variation in income tax and social contribution expenses in the quarter reflects tax charge on earnings before taxes, adjusted by additions and exclusions, according to note 34.

Comparative Balance Sheet

Assets	in millions of R$

	September		Variation %	2008		Variation %

	2007	2008		June	September

Current and Long-Term Assets	314,109	417,785	33.0	399,248	417,785	4.6
Funds Available	4,100	7,259	77.0	5,134	7,259	41.4
Interbank Investments	39,856	57,351	43.9	73,692	57,351	(22.2)
Securities and Derivative Financial
Instruments	108,098	132,372	22.5	118,956	132,372	11.3
Interbank and Interdepartmental
Accounts	20,968	27,082	29.2	26,163	27,082	3.5
Restricted Deposits:
Brazilian Central Bank	19,989	25,541	27.8	24,580	25,541	3.9
Others	979	1,541	57.4	1,583	1,541	(2.7)
Loan and Leasing Operations	102,294	144,349	41.1	131,791	144,349	9.5
Loan and Leasing Operations	109,626	153,336	39.9	140,324	153,336	9.3
Allowance for Loan Losses	(7,332)	(8,987)	22.6	(8,533)	(8,987)	5.3
Other Receivables and Assets	38,793	49,372	27.3	43,512	49,372	13.5
Foreign Exchange Portfolio	11,621	13,435	15.6	12,243	13,435	9.7
Other Receivables and Assets	27,269	36,086	32.3	31,388	36,086	15.0
Allowance for Other Loan Losses	(97)	(149)	53.6	(119)	(149)	25.2
Permanent Assets	3,539	4,921	39.1	4,023	4,921	22.3
Investments	604	823	36.3	784	823	5.0
Premises and Equipment and
Leased Assets	2,209	2,517	13.9	2,435	2,517	3.4
Deferred Charges	726	1,581	117.8	804	1,581	96.6
Total	317,648	422,706	33.1	403,271	422,706	4.8

Liabilities
Current and Long-Term Liabilities	288,084	387,684	34.6	369,190	387,684	5.0
Deposits	86,736	139,170	60.5	122,752	139,170	13.4
Demand Deposits	22,134	26,694	20.6	25,843	26,694	3.3
Savings Deposits	30,231	35,681	18.0	34,150	35,681	4.5
Interbank Deposits	197	340	72.6	485	340	(29.9)
Time Deposits	33,483	75,529	125.6	61,343	75,529	23.1
Other Deposits	691	926	34.0	931	926	(0.5)
Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	68,621	87,464	27.5	98,278	87,464	(11.0)
Funds from Issuance of Securities	6,597	6,551	(0.7)	5,469	6,551	19.8
Securities Issued Abroad	3,042	3,433	12.9	2,931	3,433	17.1
Other Funds	3,555	3,118	(12.3)	2,538	3,118	22.9
Interbank and Interdepartmental
Accounts	1,765	2,538	43.8	2,458	2,538	3.3
Borrowing and Onlending	20,735	31,981	54.2	24,736	31,981	29.3
Borrowing	7,305	14,004	91.7	8,275	14,004	69.2
Onlending	13,430	17,977	33.9	16,461	17,977	9.2
Derivative Financial Instruments	2,332	2,326	(0.3)	1,598	2,326	45.6
Technical Provisions for Insurance,
Private Pension Plans and
Certificated Savings Plans	55,319	62,888	13.7	62,068	62,888	1.3
Other Liabilities	45,979	54,766	19.1	51,831	54,766	5.7
Foreign Exchange Portfolio	6,091	5,978	(1.9)	5,546	5,978	7.8
Taxes and Social Security Contributions,
Social and Statutory Payables	12,030	12,445	3.4	12,598	12,445	(1.2)
Subordinated Debt	13,441	17,544	30.5	16,709	17,544	5.0
Sundry	14,417	18,799	30.4	16,978	18,799	10.7
Deferred Income	173	227	31.2	208	227	9.1
Minority Interest in Subsidiaries	177	627	254.2	162	627	287.0
Shareholders’ Equity	29,214	34,168	17.0	33,711	34,168	1.4
Total	317,648	422,706	33.1	403,271	422,706	4.8

Equity Analysis – in millions of R$

Funds Available

	September			2008

2007	2008	Variation %	June	September	Variation %
4,100	7,259	77.0	5,134	7,259	41.4

The variation in the period is due to the higher volume of funds available: (i) in foreign currency, R$2,082; and (ii) in local currency, R$1,077.			The variation in the quarter is due to: (i) the higher volume of funds available in foreign currency, R$2,131; offset: (ii) by the decrease in funds available in local currency, R$6.

Interbank Investments

	September			2008

2007	2008	Variation %	June	September	Variation %
39,856	57,351	43.9	73,692	57,351	(22.2)

The variation in the period derives from: (i) the increase in the funded status in the amount of R$19,052; (ii) the increase in short position, R$2,054; (iii) the increase in our own portfolio position, R$550; offset by: (iv) the decrease in TLM – generic operations, R$2,801; and (v) the decrease in interest-earning deposits in other banks, R$1,360.

The variation in the quarter derives from: (i) the decrease in the funded status in the amount of R$6,788; (ii) the decrease in our own portfolio position, R$7,081; (iii) the decrease in short position, R$853; and (iv) the decrease in interest-earning deposits in other banks, R$1,619.

Securities and Derivative Financial Instruments

	September			2008

2007	2008	Variation %	June	September	Variation %
108,098	132,372	22.5	118,956	132,372	11.3

The increase in the period is substantially due to: (i) the additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and certificated savings plans; (ii) the variation in average rate, mainly observing the 11.6% CDI variation in the twelve-month period between September/07 and September/08; partially mitigated by (iii) the redemption/maturity of securities. The portfolio profile (excluded from purchase and sale commitments), based on the Management’s intent, is distributed as follows: “Trading Securities,” 65.2%; “Available-for-Sale Securities,” 14.3%; and “Held-to-Maturity Securities,” 20.5%. In September/08, 54.3% of the total portfolio (excluded from purchase and sale commitments) was represented by Government Bonds, 22.1% by Corporate Securities and 23.6% by “P GBL” and “VGBL” fund quotas.

The increase in the quarter is mainly due to: (i) the additional funds arising from higher funding, especially the raising of time deposits; (ii)the variation in average rate, observing the 3.2% CDI variation in 3Q08; partially mitigated by (iii) the redemption/maturity of securities.

Interbank and Interdepartmental Accounts

	September			2008

2007	2008	Variation %	June	September	Variation %
20,968	27,082	29.2	26,163	27,082	3.5

The variation in the period is basically due to: (i) the increase in volume of compulsory demand deposits, R$925, due to an expansion in average balance of these deposits, basis for payment in respective periods, from R$23,158 in September/07 to R$25,769 in September/08; (ii) the increase in the volume of compulsory savings accounts deposits in the amount of R$1,112, due to the increase in the balance of the savings deposits by 18.0% in the period; (iii) the increase in the additional compulsory on deposits, R$3,514 (of which, R$2,863 refer to time deposits); (iv) the increase in items “Check Clearance Services, Financial Housing System and Interdepartmental Accounts,” in the amount of R$574.

The variation in the quarter is basically due to: (i) the increase in additional compulsory deposits, R$1,018 (of which R$929 refer to time deposits), due to the average volume increase; (ii) the increase in the volume of compulsory of savings deposits, R$299; offset (iii) by the reduction in the volume of compulsory demand deposits, R$356, due to the decrease in the calculation basis; and (iv) the decrease in item “Correspondent Relations” in the amount of R$52.

Loan and Leasing Operations

	September			2008

2007	2008	Variation %	June	September	Variation %
116,357	160,634	38.1	148,408	160,634	8.2

The increase in the period is due to the individuals client portfolio, with 29.3% growth, particularly in the products “Leasing,” up by 371.4%, “Vehicles,” up by 6.3%, “Personal Loan,” up by 14.5%, “Credit Card,” up by 45.2%, “Rural,” up by 62.0% and “Real Estate Financing,” up by 57.4%. The 44.5% growth recorded in the corporate portfolio is a result of the 43.7% increase in micro, small and medium-sized companies’ portfolio, coupled with a 45.4% increase in the portfolio of large companies (Corporate). In the corporate portfolio we point out “Financing to Export” operations, up by 49.5%, “Working Capital,” with an increase of 108.0%, “Leasing,” up by 114.3% and “Real Estate Financing,” up by 55.9%. In September/08, the portfolio was distributed at 60.4% for corporate (25.1% d irected to industry, public and private sectors, 13.4% to commerce, 19.9% to services, 1.3% to agribusiness and 0.7% to financial intermediation)and 39.6% for individuals. In terms of concentration, the 100 largest borrowers accounted for 20.0% of the portfolio in September/07 and for 20.7% in September/08. The Performing Loan Portfolio reached the amount of R$148,787 in September/08. Out of this total, 29.3% is due within up to 90 days.

Obs. 1: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses, as described in note 10.
Obs. 2: for a better understanding of these operations, see item “Loan Operations” on page 81.

The variation in the quarter is a result of the 9.5% growth recorded in the corporate portfolio resulting from the 9.1% increase in the portfolio of micro-, small- and medium-sized companies and also the growth of 10.0% in the portfolio of large companies (Corporate). It is worth pointing out the increase of 34.1% in “Foreign Operations,” 20.2% in “Leasing” and 15.1% in “Working Capital”. There was 6.3% growth in the individual portfolio, especially in the “Leasing” products, with a 36.1% increase, “Rural,” with a 16.5% and “Real Estate Financing,” up by 9.2%. In terms of concentration, the 100 largest borrowers accounted for 20.7% of the portfolio in June/08 and 20.7% in September/08.

Obs. 1: this item includes advances on exchange contracts and other receivables and does not take into account the allowance for loan losses, as described in Note 10.
Obs. 2: for a better understanding of these operations, see item “Loan Operations” on page 81.

Allowance for Loan Losses (PDD)

	September			2008

2007	2008	Variation %	June	September	Variation %
(7,428)	(9,136)	23.0	(8,652)	(9,136)	5.6

The variation in the PDD balance for the period was mostly due to a 38.1% increase in the volume of loan operations. The PDD ratio in relation to the loan portfolio went from 6.4% in September/07 to 5.7% in September/08. Provision coverage ratios in relation to the portfolio of non-performing loans, respectively, rated between E and H, decreased from 147.5% in September/07 to 143.9% in September/08 and, between D and H, reduced from 125.9% in September/07 to 121.6% in September/08. The preventive maintenance of current provision levels made all performance indicators remain at high levels. From September 2007 to September 2008, PDD in the amount of R$6,881 was recorded, and R$5,173 was written off. The exceeding PDD volume in relation to the minimum required increased from R$1,112 in September/07 to R$1,192 in September/08.

The increase in the PDD balance in the quarter basically reflects 8.2% growth of the loan portfolio in the quarter, particularly the corporate portfolio with a 9.5% growth, which due to its characteristics, requires a lower provisioning. The PDD ratio in relation to the loan portfolio went from 5.8% in June/08 to 5.7% in September/08. The provision coverage ratios in relation to the portfolio of non-performing loans, respectively, rated from E to H, went from 147.2% in June/08 to 143.9% in September/08, and those rated from D to H went from 124.0% in June/08 to 121.6% in September/08. The preventive maintenance of current provision levels made all performance indicators remain at high levels. Between the quarters, PDD in the amount of R$1,824 was recorded and R$1,340 was written off. The exceeding PDD volume in relation to the minimum required went from R$1,1 83 in June/08 to R$1,192 in September/08.

Other Receivables and Assets

	September			2008

2007	2008	Variation %	June	September	Variation %
38,368	49,011	27.7	43,122	49,011	13.7

The variation in the period is mainly due to (i) the increase in tax credit balances, R$2,361, basically as a result of temporary provisions; (ii) the increase in foreign exchange operations, R$1,814; (iii) the increase in the balance of debtors by guarantee deposits, R$1,494; (iv) the increase in credit card operations, R$1,202; (v) the balance of securities trading and intermediation of R$995; and (vi) the increase in prepaid expenses with the agreement in the provision of banking services, R$931.

Obs.: balances are deducted (net of corresponding PDD) of R$425 in September/07 and of R$361 in September/08, allocated to the “Loan and Leasing Operations” and “Allowance for Loan Losses” items.

The variation in the quarter is mainly derived from (i) the increase in exchange operations, R$1,192; (ii) the higher tax credit balances, R$1,119, basically due to temporary provisions; (iii) the increase in the balance of securities trading, R$942; and (iv) the increase in credit card operations, R$845.

Obs.: balances are deducted (net of corresponding PDD) from R$390 in June/08 and R$361 in September/08, allocated to the “Loan and Leasing Operations” and “Allowance for Loan Losses” items.

Permanent Assets

	September			2008

2007	2008	Variation %	June	September	Variation %
3,539	4,921	39.1	4,023	4,921	22.3

The variation in the period is basically due to: (i) the goodwill in the acquisition of Ágora Corretora, R$686; (ii) the increase in investments in affiliated companies, R$133, basically resulting from the non- consolidation of Serasa as of 2008 and equity in the earnings of unconsolidated companies; and (iii) the increase in premises and equipment, leased assets and deferred assets, R$477.

The variation in the quarter is basically due to: (i) the goodwill in the acquisition of Ágora Corretora, R$686; (ii) the increase in investments in affiliated companies, R$18, basically resulting from the equity in the earnings of unconsolidated companies; and (iii) the increase in premises and equipment, leased assets and deferred assets, R$174.

Deposits

	September			2008

2007	2008	Variation %	June	September	Variation %
86,736	139,170	60.5	122,752	139,170	13.4

The increase in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Demand Deposits

	September			2008

2007	2008	Variation %	June	September	Variation %
22,134	26,694	20.6	25,843	26,694	3.3

The increase of R$4,560 in the period is composed of the increase in funds from individuals, R$1,681, and from corporate clients, R$2,879.			The R$851 variation in the quarter is due to (i) the increase in funds resulting from corporate clients, R$1,256; offset by (ii) the decrease in funds resulting from individuals, R$405.

b) Savings Deposits

	September			2008

2007	2008	Variation %	June	September	Variation %
30,231	35,681	18.0	34,150	35,681	4.5

The increase is mainly due to (i) the deposits made in the period; and (ii) the deposit remuneration (TR + 0.5% p.m.), which reached 7.5% in the twelve-month period between September/07 and September/08.
			The variation is mainly due to (i) the deposit remuneration (TR + 0.5% p.m.), which reached 2.1% in 3Q08; and (ii) the deposits occurred in the quarter.

c) Time Deposits

	September			2008

2007	2008	Variation %	June	September	Variation %
33,483	75,529	125.6	61,343	75,529	23.1

The increase in the period is mostly due to: (i) the remuneration of deposits; and (ii) the increase in the volume raised in the period, resulting from institutional investors and branch network clients.
			The increase in the quarter is mainly due to: (i) the income appropriated; and (ii) the increase in the volume raised in the quarter, resulting from institutional investors and branch network clients.

d) Interbank Deposits and Other Deposits

	September			2008

2007	2008	Variation %	June	September	Variation %
888	1,266	42.6	1,416	1,266	(10.6)

The variation in the period results from: (i) the increase in Other Deposits – Investment Account in the amount of R$235; and (ii) the increase in the volume of Interbank Deposits in the amount of R$143.
			The variation in the quarter is due to: (i) the decrease in Other Deposits – Investment Account in the amount of R$5; and (ii) the decrease in the volume of Interbank Deposits in the amount of R$145.

Federal Funds Purchased and Securities Sold under Agreements to Repurchase

	September			2008

2007	2008	Variation %	June	September	Variation %
68,621	87,464	27.5	98,278	87,464	(11.0)

The variation in the period derives from: (i) the increase in third-party portfolio by R$19,823; (ii) the increase in the funding volume, using as base government and private securities of its own portfolio by R$4,579; offset by (iii) the decrease in the unrestricted portfolio by R$5,559.

Obs.: includes investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$12,107 in September/07 and R$15,691 in September/08.

The variation in the quarter derives from (i) the decrease in the third- party portfolio, R$7,073; (ii) the decrease in funding volume, using as base its own portfolio, R$2,652; and (iii) the decrease in the unrestricted portfolio, R$1,089.

Obs.: includes investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$13,922 in June/08 and R$15,691 in September/08.

Funds from Issuance of Securities

	September			2008

2007	2008	Variation %	June	September	Variation %
6,597	6,551	(0.7)	5,469	6,551	19.8

The variation in the period basically derives from: (i) the increase in the volume of funding of securitization securities of the future flow MTN100; (ii) the exchange variation of 4.1% in the twelve-month period between September/07 and September/08; offset: (iii) by the decrease in the balance of debentures, R$1,143, repurchased from clients and redirected to purchase and sale commitments.
			The increase mainly derives from (i) the 20.3% exchange variation in the quarter; and (ii) the funding from letters of credit for agribusiness, R$579.

Interbank and Interdepartmental Accounts

	September			2008

2007	2008	Variation %	June	September	Variation %
1,765	2,538	43.8	2,458	2,538	3.3

The variation in the period is mostly due to the higher volume of collection of third parties in transit.			The variation in the quarter is mainly due to the higher volume of collection of third parties in transit.

Borrowing and Onlending

	September			2008

2007	2008	Variation %	June	September	Variation %
20,735	31,981	54.2	24,736	31,981	29.3

The variation in the period is due to the increase in the volume of funds from foreign and local borrowing and onlending in the amounts of R$8,121 and R$3,125, respectively (mainly by means of Finame operations), influenced by exchange variation of 4.1% in the twelve-month period between September/07 and September /08, which affected the foreign currency indexed and/or denominated borrowing and onlending liabilities, the balances of which were R$7,644 in September/07 and R$15,742 in September/08.

The variation in the quarter results from the increase in the volume of funds from foreign and local borrowing and onlending at the amounts of R$5,966 and R$1,279 respectively (mainly by means of Finame operations), influenced by the exchange variation of 20.3% in 3Q08, which affected the foreign currency indexed and/or denominated borrowing and onlending liabilities, the balances of which were R$9,705 in June/08 and R$15,742 in September/08.

Technical Provisions from Insurance, Private Pension Plans and Certificated Savings Plans

	September			2008

2007	2008	Variation %	June	September	Variation %
55,319	62,888	13.7	62,068	62,888	1.3

The increase in the period is basically due to: (i) the increase in sales of supplementary private pension plans, certificated savings plans and insurance policies; and (ii) the price-level restatement and interest of technical provisions. The main variations occurred (a) in the private pension plan segment, in the “VGBL,” R$4,433, and “PGBL/Traditional,” R$2,395, plans; (b) in the insurance segments, in the Health line, R$378, and in the Life line, R$239; and (c) in the certificated savings plans segment, R$250.

The increase in the quarter is basically due to: (i) the price-level restatement and interest of technical provisions; and (ii) the increase in sales of supplementary private pension plans, certificated savings plans and insurance policies. The main variations occurred (a) in the private pension plan segment, in the “VGBL,” R$255, and “PGBL/Traditional,” R$320, plans; (b) in the insurance segment, in the Life line, R$69; and (c) in the certificated savings plans segment, R$76.

Other Liabilities, Derivative Financial Instruments and Deferred Income

	September			2008

2007	2008	Variation %	June	September	Variation %
54,694	64,107	17.2	61,212	64,107	4.7

The variation in the period mostly derives from: (i) the issuance of Subordinated Debt, R$2,815; (ii) the increase in the balance of “Securities Trading”, R$760; (iii) the increase in the Provision for Contingent Liabilities, R$1,417; (iv) the increase in Provision for unsettled Payments, R$715; (v) the increase in Collection of Taxes and Other Contributions R$575; and (vi) the increase of the “Exchange Portfolio,” R$465.

Obs.: excludes advances on foreign exchange contracts of R$6,210 and R$6,788, allocated to the specific item of loan operations in September/07 and September/08, respectively.

The variation in the quarter is mainly due to the increase in the items: (i) “Derivative Financial Instruments,” R$728; (ii) “Provision for Unsettled Payments,” R$541; (iii) “Securities Trading,” R$436; (iv) “Credit Card Operations,” R$300; and (v) the issue of Subordinated Debt, R$230.

Obs.: excludes advances on foreign exchange contracts of R$7,575 in June/08 and R$6,788 in September/08, allocated to the specific item of loan operations.

Minority Interest in Subsidiaries

	September			2008

2007	2008	Variation %	June	September	Variation %
177	627	254.2	162	627	287.0

The variation in the period is basically due to the minority shareholders of Banco Bradesco BBI S.A., R$403.			The variation in the quarter is basically due to the minority shareholders of Banco Bradesco BBI S.A., R$403.

Shareholders’ Equity

September				2008

2007	2008	Variation %	June	September	Variation %
29,214	34,168	17.0	33,711	34,168	1.4

The variation in the period is due to: (i) the appropriation of reported net income in the amount of R$8,208; (ii) capital increase in the amount of R$1,200; (iii) the goodwill calculated in the sale of the remaining shares from the subscription in the amount of R$7; which was offset by: (iv) the interest on shareholders’ capital/dividends paid and provisioned, R$2,755; (v) the reduction of the market value adjustment reserve of Securities and Derivatives, R$1,671; and (vi) the acquisition of our own shares for treasury, R$35.

The variation in the quarter is due to: (i) the appropriation of reported net income in the amount of R$1,910 which was offset by: (ii) the decrease in the market value adjustment reserve of Securities and Derivatives, R$838, (iii) the interest on shareholders’ capital/dividends paid and provisioned, R$613; (iv) the acquisition of our own treasury shares, R$1; and (v) the payment to shareholders of share fractions from the 50% bonus, R$1.

(*) In September 2008, it refers to Basel II.

2-Main Statement of Income Information

Consolidated Statement of Adjusted Income – in thousands of R$

	September			Years

	2008	2007	2006	2005	2004	2003

Revenues From Financial Intermediation	40,542,737	41,592,988	38,375,859	34,268,623	27,210,965	28,573,144
Loan Operations	20,997,688	22,372,226	20,408,469	17,158,864	13,000,941	12,691,851
Leasing Operations	1,581,344	916,745	653,260	444,389	300,850	307,775
Operations with Securities	8,761,478	7,647,781	7,025,986	7,073,266	5,975,474	8,443,246
Financial Income from Insurance, Private Pension Plans and
Certificated Savings Plans	5,009,643	7,501,995	6,887,472	6,171,213	5,142,434	5,359,939
Derivative Financial Instruments	1,385,012	1,264,654	1,344,438	1,307,818	922,827	(413,134)
Foreign Exchange Operations	1,625,772	646,352	729,647	617,678	691,302	797,702
Compulsory Deposits	1,181,800	1,243,235	1,326,587	1,495,395	1,177,137	1,385,765
Expenses From Financial Intermediation (Excluding PDD)	21,565,850	19,293,584	18,536,698	17,719,666	13,980,085	15,291,477
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	15,095,457	13,726,131	12,666,708	12,421,171	9,341,527	11,039,960
Price-level Restatement and Interest on Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings Plans	3,081,537	4,616,356	4,004,823	3,764,530	3,215,677	3,120,342
Borrowing and Onlending	3,385,265	942,776	1,857,009	1,525,270	1,405,389	1,118,194
Leasing Operations	3,591	8,321	8,158	8,695	17,492	12,981
Financial Margin	18,976,887	22,299,404	19,839,161	16,548,957	13,230,880	13,281,667
Allowance for Loan Losses Expenses	5,325,079	5,497,709	4,412,413	2,507,206	2,041,649	2,449,689
Gross Income from Financial Intermediation	13,651,808	16,801,695	15,426,748	14,041,751	11,189,231	10,831,978
Other Operating Income/Expenses	(5,698,980)	(7,172,136)	(6,759,505)	(6,543,186)	(7,071,120)	(7,278,870)
Fee and Commission Income	8,397,371	10,805,490	8,897,882	7,348,879	5,824,368	4,556,861
Operating Income from Insurance, Private Pension Plans and
Certificated Savings Plans	1,711,702	711,512	1,025,221	620,991	(60,645)	(148,829)
Insurance, Private Pension Plans and Certificated Savings
Plans Retained Premiums	16,688,582	20,856,935	18,008,226	13,647,089	13,283,677	11,726,088
– Net Premiums Written	16,944,706	21,478,969	19,021,852	16,824,862	15,389,170	12,817,805
– Reinsurance and Redeemed Premiums	(256,124)	(622,034)	(1,013,626)	(3,177,773)	(2,105,493)	(1,091,717)
Variation of Technical Provisions from Insurance, Private Pension Plans and
Certificated Savings Plans	(7,799,847)	(11,669,410)	(8,711,991)	(5,010,940)	(6,094,753)	(6,032,934)
Retained Claims	(5,244,110)	(6,014,455)	(6,026,651)	(5,825,292)	(5,159,188)	(3,980,419)
Certificated Savings Plans Drawings and Redemptions	(1,055,482)	(1,377,758)	(1,221,626)	(1,228,849)	(1,223,287)	(1,099,554)
Insurance, Private Pension Plans and Certificated Savings Plans
Selling Expenses	(877,441)	(1,083,800)	(1,022,737)	(961,017)	(867,094)	(762,010)
Personnel Expenses	(5,276,483)	(6,569,547)	(5,932,406)	(5,311,560)	(4,969,007)	(4,779,491)
Other Administrative Expenses	(5,894,189)	(6,911,514)	(5,870,030)	(5,142,329)	(4,937,143)	(4,814,204)
Tax Expenses	(1,710,993)	(2,388,815)	(2,149,905)	(1,827,337)	(1,464,446)	(1,054,397)
Equity in the Earnings of Affiliated Companies	88,426	42,268	72,324	76,150	163,357	5,227
Other Operating Income	1,197,631	1,435,192	1,420,217	1,096,968	1,198,532	1,697,242
Other Operating Expenses	(4,212,445)	(4,296,722)	(4,222,808)	(3,404,948)	(2,826,136)	(2,741,279)
Operating Income	7,952,828	9,629,559	8,667,243	7,498,565	4,118,111	3,553,108
Non-Operating Income	2,084	24,550	(8,964)	(106,144)	(491,146)	(841,076)
Income Before Tax on Income and Interest	7,954,912	9,654,109	8,658,279	7,392,421	3,626,965	2,712,032
Income Tax and Social Contribution	(2,118,065)	(2,432,630)	(2,286,765)	(1,869,516)	(554,345)	(396,648)
Minority Interest in Subsidiaries	(17,319)	(11,213)	(9,007)	(8,831)	(12,469)	(9,045)
Adjusted Net Income	5,819,528	7,210,266	6,362,507	5,514,074	3,060,151	2,306,339
Adjustments	195,623	799,458	(1,308,467)	–	–	–
Reported Net Income	6,015,151	8,009,724	5,054,040	5,514,074	3,060,151	2,306,339

Return on (Average) Equity Without Market Value Adjustment
Reserve – Securities and Derivatives (Adjusted Income)	25.4%	28.3%	31.1%	32.7%	22.5%	19.2%
Annualized Adjusted Financial Margin – Interest (*)	7.9%	8.3%	9.0%	9.0%	8.2%	9.0%

(*) Adjusted Interest Financial Margin/(Total Average Assets – Permanent Assets – Purchase and Sale Commitments).

	2008			2007				2006

	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.

Revenues from Financial Intermediation	16,080,524	12,768,540	11,693,673	11,162,847	10,612,598	10,248,772	9,568,771	9,671,491
Loan Operations	8,003,935	6,422,633	6,571,120	6,073,076	5,650,541	5,416,011	5,232,598	5,197,274
Leasing Operations	691,068	517,740	372,536	283,874	248,354	192,700	191,817	192,898
Operations with Securities	4,701,956	2,239,185	1,820,337	1,807,151	2,026,424	2,018,989	1,795,217	1,835,694
Financial Income from Insurance, Private Pension
Plans and Certificated Savings Plans	865,743	2,467,555	1,676,345	2,068,229	1,889,168	1,859,454	1,685,144	1,840,259
Derivative Financial Instruments	94,496	761,901	528,615	390,459	371,879	303,746	198,570	192,399
Foreign Exchange Operations	1,244,094	(14,203)	395,881	231,895	121,888	143,305	149,264	98,051
Compulsory Deposits	479,232	373,729	328,839	308,163	304,344	314,567	316,161	314,916
Expenses from Financial Intermediation
(Excluding PDD)	9,746,539	6,175,442	5,643,869	5,165,547	5,033,028	4,545,323	4,549,686	4,625,777
Federal Funds Purchased and Securities Sold
under Agreements to Repurchase	6,559,832	4,717,570	3,818,055	3,523,771	3,536,178	3,370,988	3,295,194	3,143,366
Price-level Restatement and Interest on Technical
Provisions from Insurance, Private Pension Plans
and Certificated Savings Plans	345,659	1,711,644	1,024,234	1,287,681	1,188,122	1,096,964	1,043,589	1,138,529
Borrowing and Onlending	2,839,757	(254,877)	800,385	352,835	306,355	74,374	209,212	341,753
Leasing Operations	1,291	1,105	1,195	1,260	2,373	2,997	1,691	2,129
Financial Margin	6,333,985	6,593,098	6,049,804	5,997,300	5,579,570	5,703,449	5,019,085	5,045,714
Allowance for Loan Losses Expenses	1,823,900	1,834,342	1,666,837	1,555,779	1,438,305	1,343,964	1,159,661	1,189,941
Gross Income from Financial Intermediation	4,510,085	4,758,756	4,382,967	4,441,521	4,141,265	4,359,485	3,859,424	3,855,773
Other Operating Income/Expenses	(1,902,013)	(1,981,631)	(1,815,336)	(1,960,671)	(1,683,978)	(1,949,496)	(1,577,991)	(1,675,438)
Fee and Commission Income	2,819,169	2,774,673	2,803,529	2,895,760	2,742,006	2,608,536	2,559,188	2,423,752
Operating Income from Insurance, Private
Pension Plans and Certificated Savings Plans	628,781	568,164	514,757	146,407	208,341	115,334	241,430	345,135
Insurance, Private Pension Plans and Certificated
Savings Plans Retained Premiums	5,737,083	5,666,383	5,285,116	6,052,442	5,268,063	4,892,880	4,643,550	5,486,088
– Net Premiums Issued	5,821,416	5,756,330	5,366,960	6,174,894	5,448,219	5,054,748	4,801,108	5,662,096
– Reinsurance Premiums	(84,333)	(89,947)	(81,844)	(122,452)	(180,156)	(161,868)	(157,558)	(176,008)
Variation of Technical Provisions from Insurance,
Private Pension Plans and Certificated
Savings Plans	(2,624,258)	(2,642,347)	(2,533,242)	(3,643,969)	(2,952,534)	(2,659,549)	(2,413,358)	(2,902,447)
Retained Claims	(1,822,420)	(1,782,118)	(1,639,572)	(1,594,955)	(1,488,084)	(1,503,530)	(1,427,886)	(1,626,391)
Certificated Savings Plans Drawings and
Redemptions	(382,466)	(354,756)	(318,260)	(378,480)	(345,729)	(352,506)	(301,043)	(343,384)
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(279,158)	(318,998)	(279,285)	(288,631)	(273,375)	(261,961)	(259,833)	(268,731)
Personnel Expenses	(1,824,801)	(1,715,129)	(1,736,553)	(1,820,181)	(1,640,132)	(1,649,408)	(1,459,826)	(1,460,199)
Other Administrative Expenses	(2,110,603)	(1,968,592)	(1,814,994)	(1,972,778)	(1,755,090)	(1,644,146)	(1,539,500)	(1,671,274)
Tax Expenses	(536,007)	(569,391)	(605,595)	(622,899)	(599,256)	(581,290)	(585,370)	(577,132)
Equity in the Earnings of Affiliated Companies	22,601	33,656	32,169	9,771	16,403	4,505	11,589	30,257
Other Operating Income	543,998	323,851	329,782	424,016	374,964	298,938	337,274	430,410
Other Operating Expenses	(1,445,151)	(1,428,863)	(1,338,431)	(1,020,767)	(1,031,214)	(1,101,965)	(1,142,776)	(1,196,387)
Operating Income	2,608,072	2,777,125	2,567,631	2,480,850	2,457,287	2,409,989	2,281,433	2,180,335
Non-Operating Income	7,857	(20,604)	14,831	21,425	1,710	4,129	(2,714)	(29,038)
Income before Income Taxes and Interest	2,615,929	2,756,521	2,582,462	2,502,275	2,458,997	2,414,118	2,278,719	2,151,297
Income Tax and Social Contribution	(695,681)	(750,375)	(672,009)	(644,495)	(605,489)	(612,311)	(570,335)	(530,168)
Minority Interest in Subsidiaries	(10,013)	(3,715)	(3,591)	(3,678)	(3,018)	(1,450)	(3,067)	(1,580)
Adjusted Net Income	1,910,235	2,002,431	1,906,862	1,854,102	1,850,490	1,800,357	1,705,317	1,619,549

Adjustments made	–	–	195,623	338,787	(40,277)	500,948	–	83,291
Disclosed Net Income	1,910,235	2,002,431	2,102,485	2,192,889	1,810,213	2,301,305	1,705,317	1,702,840
Return on (average) Shareholders’ Equity
without Market Value Adjustment Reserve –
Securities and Derivatives (Adjusted Income)	25.1%	27.6%	28.7%	29.4%	31.4%	32.9%	32.5%	34.3%
Annualized Adjusted Financial Margin –
Interest (*)	7.8%	8.1%	8.4%	8.5%	8.6%	8.7%	8.6%	8.9%

(*) Adjusted Interest Financial Margin/(Total Average Assets - Permanent Assets - Purchase and Sale Commitments).

Profitability

Bradesco’s adjusted net income reached R$5,819 million in the first nine months of 2008, against R$5,356 million recorded in the same period of 2007, an 8.6% increase. Shareholders’ equity amounted to R$34,168 million on September 30, 2008, a 17.0% y-o-y growth. Accordingly, ROAE reached 25.4% (*). On September 30, 2008, total assets added up to R$422,706 million, growing 33.1% y-o-y. The annualized ROAA in 9M08 was 2.0% . Earnings per share reached R$1.90.

In 3Q08, the result was R$1,910 million, a decrease of R$92 million or 4.6% compared to the adjusted net income of 2Q08. This reductions was mainly due to “non-interest” income in financial margin of R$475 million, partially offset by reversals of tax provisions in the amount of R$186 million. Still in this quarter, ROAE reached 25.1%(*) and the annualized ROAA, in 3Q08, was 1.9% . Earnings per share reached R$0.62.

In 3Q08, there was a decrease in the income composing the financial margin, in the amount of R$259 million, mainly affected by lower “non interest” results, which reached R$395 million, a R$475 million q-o-q decrease, mainly coming from the negative CDS mark-to-market adjustment on Brazilian government securities issued abroad of R$150 million, by lower gains from the trading of shares in the Insurance Group of R$185 million and the negative mark-to-market adjustment of other financial instruments mainly derivatives used as market risk hedge of loan operations in the country of R$140 million, resulting from the world’s financial markets volatility in 3Q08. Interest result reached R$5,939 million, with a growth of R$216 million (with R$377 million related to business volume increase and R$161 million related to spread reduction).

The operating result from insurance, private pension plans and certificated savings plans had, in the 3Q08, an increase of R$62 million, basically motivated by higher revenues from insurance, private pension plans and certificated savings plans premiums combined with a lower claims ratio (72.4% against 73.1% in the previous quarter).

In 3Q08, the allowance for loan losses expenses had a slight variation, as a result of the higher corporate operations growth, mainly in the corporate segment, which grew by 9.5% in the quarter and, given its characteristics, requires less provisioning.

The efficiency ratio of the 12-month period ended on September 30, 2008 was 41.6%, with a decrease when compared to the 41.3% recorded on June 30, 2008, basically due to the provision for Fenaban’s proposal related to the collective bargaining agreement of 7.5% and by lower gains in “non-interest” financial margin already mentioned. When compared to the 41.8% recorded on September 30, 2007, there is a y-o-y increase of 0.2 percentage point.

The Coverage Ratio in the 12-month period (fee and commission income)/(personnel expenses + administrative expenses) ended on September 30, 2008 (75.5%) decreased 2.3 percentage points q-o-q (77.8% on June 30, 2008) and 5.1 percentage points y-o-y (80.6% in September 2007), mainly influenced by effect of the fee adjustment charged to individuals from 2008 and by expansion of our customer service network in the country (from 28,563 outlets in September 2007 to 36,128 in September 2008) and investments in our technological platform.

(*) not considering the mark-to-market effects of Available-for-Sale Securities in the Shareholders’ Equity.

Profitability

Income by Business Segment

Income Breakdown – %

Obs.: The balance sheet and the statement of income by business segment can be found in Note 5.

Variation in the Main Statement of Income Items

Breakdown of Net Income from 9M07 to 9M08 – in millions of R$

(1) Composition: Premiums and Contributions net of variations in Technical Provisions from Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Drawings, Redemptions and Commissions, not including Financial Income from Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Financial Margin.
(2) Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Breakdown of Net Income from 2Q08 to 3Q08 – in millions of R$

(1) Composition: Premiums and net Contributions of variations in Technical Provisions from Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Drawings, Redemptions and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Financial Margin.
(2) Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Variation in Items Composing the Financial Margin

Breakdown of Financial Margin from 9M07 to 9M08 – in millions of R$

Obs.: Considered the revenue generated by each product composing the financial margin, except the opportunity cost which, most of the time, is represented by the CDI variation.

Breakdown of Financial Margin from 2Q08 to 3Q08 – in millions of R$

Obs.: Considers the revenue generated by each product composing the financial margin, except the opportunity cost which, most of the time, is represented by the CDI variation.

Analysis of the Adjusted Financial Margin and Average Rates

Income x Loan Operations

in millions of R$	September YTD		2008

	2007	2008	2nd Qtr.	3rd Qtr.

Loan Operations	94,293	123,784	122,640	129,709
Leasing Operations	4,798	13,401	13,075	17,121
Advances on Exchange	5,973	7,125	7,465	7,182
Other Receivables	496	532	534	509
1 – Total (Quarterly Average Balance)	105,560	144,842	143,714	154,521
2 – Income (Loan, Leasing and Exchange Operations) (*)	17,132	22,650	7,082	8,587
3 – Exponentially Annualized Average Rate (2/1)	22.2%	21.4%	21.2%	24.2%

(*) Includes Income from Loan Operations, Net Income from Leasing Operations and Income of the Adjusted Exchange (Note 11a).

Securities Income x Securities

in millions of R$	September YTD		2008

	2007	2008	2nd Qtr.	3rd Qtr.

Securities	101,615	117,737	112,061	125,664
Interbank Investments	31,210	54,335	61,184	65,521
Purchase and Sale Commitments	(55,238)	(82,229)	(83,909)	(92,871)
Derivative Financial Instruments	(1,458)	(1,625)	(1,611)	(1,962)
4 – Total – (Quarterly Average Balance)	76,129	88,218	87,725	96,352
5 – Income on Securities (Net of Purchase and Sale
Commitments Expenses) (*)	7,621	8,078	3,295	2,590
6 – Exponentially Annualized Average Rate (5/4)	13.6%	12.4%	15.9%	11.2%

(*) Includes Interest Income from Insurance, Private Pension Plans and Certificated Savings Plans, Derivative Financial Instruments and Foreign Exchange Adjustment (Note 11a).

Income from Financial Intermediation x Total Assets

in millions of R$	September YTD		2008

	2007	2008	2nd Qtr.	3rd Qtr.

7 – Total Assets Permanent Assets Purchase and Sale Commitments
(Quarterly Average Balance)	230,167	294,312	291,523	315,246
8 – Income from Financial Intermediation	30,430	40,543	12,769	16,081
9 – Exponentially Annualized Average Rate (8/7)	18.0%	18.8%	18.7%	22.0%

Expenses x Funding

in millions of R$	September YTD		2008

	2007	2008	2nd Qtr.	3rd Qtr.

Deposits	84,351	116,739	114,732	130,961
Funds from Acceptance and Issuance of Securities	6,189	6,439	6,354	6,010
Interbank and Interdepartmental Accounts	1,968	2,423	2,309	2,498
Subordinated Debts	12,685	16,668	16,638	17,126
10 – Total Funding (Quarterly Average Balance)	105,193	142,269	140,033	156,595
11 – Expenses (*)	4,776	7,032	2,152	3,198
12 – Exponentially Annualized Average Rate (11/10)	6.1%	6.6%	6.3%	8.4%

(*) Funding Expenses except Purchase and Sale Commitment expenses, less Income on Compulsory Deposits and Foreign Exchange Adjustment (Note 11a).

Expenses x Technical Provisions from Insurance, Private Pension Plans and Certificated Savings Plans

in millions of R$	September YTD		2008

	2007	2008	2nd Qtr.	3rd Qtr.

13 – Technical Provisions from Insurance, Private Pension Plans and
Certificated Savings Plans (Quarterly Average Balance)	52,000	60,801	60,895	62,478
14 – Expenses (*)	3,329	3,082	1,712	346
15 – Exponentially Annualized Average Rate (14/13)	8.6%	6.8%	11.7%	2.2%

(*) Price-Level Restatement and Interest on Technical Provisions from Insurance, Private Pension Plans and Certificated Savings Plans.

Expenses x Borrowing and Onlending (Local and Foreign)

in millions of R$	September YTD		2008

	2007	2008	2nd Qtr.	3rd Qtr.

Borrowing	6,645	9,577	8,118	11,139
Onlending	12,343	16,458	16,256	17,219
16 – Total Borrowing and Onlending (Quarterly Average Balance)	18,988	26,035	24,374	28,358
17 – Borrowing and Onlending Expenses (*)	346	1,637	(80)	1,298
18 – Exponentially Annualized Average Rate (17/16)	2.4%	8.5%	(1.3%)	19.6%
(*) Includes Foreign Exchange Adjustment (Note 11a).

Financial Margin x Total Assets

in millions of R$	September YTD		2008

	2007	2008	2nd Qtr.	3rd Qtr.

19 – Total Assets - Permanent Assets - Purchase and Sale Commitments
(Quarterly Average Balance)	230,167	294,312	291,523	315,246
20 – Financial Margin (*)	16,303	18,977	6,593	6,334
21 – Exponentially Annualized Average Rate (20/19)	9.6%	8.7%	9.4%	8.3%

(*) Gross Income from Financial Intermediation, excluding PDD.

Financial Market Indicators

Analysis of the Financial Margin

a) Financial Margin Adjustment

We separately show the hedge fiscal effect referring to investments abroad in the compared periods that, in terms of net income, simply annuls the fiscal effect (IR/CS and PIS/Cofins) of this hedge strategy.

The fiscal effect is caused by the fact that the foreign exchange variation of investments abroad is not deductible when there is loss and non-taxable when there is gain, while the derivatives income is taxable when it generates gain and deductible when it generates loss.

Thus, the gross hedge income is reflected in the financial margin, in the “Results from Derivative Financial Instruments” item and its respective taxes are included in the “Tax Expenses” and “Income Tax and Social Contribution” items, as shown below:

Hedge Fiscal Effect of Investments Abroad – in millions of R$

Effect in the Items	Effect in 9M07				Effect in 9M08

	Financial	Tax	IR/CS	Net	Financial	Tax	IR/CS	Net
	Margin	Expenses		Income	Margin	Expenses		Income

Partial Result of the Hedge of
Investments Abroad	1,935	(90)	(627)	1,218	(1,447)	67	628	(752)
Foreign Exchange Variation of
Investments Abroad	(1,218)	–	–	(1,218)	752	–	–	752
Total	717	(90)	(627)	–	(695)	67	628	–

Effect in the Items	Effect in 2Q08				Effect in 3Q08

	Financial	Tax	IR/CS	Net	Financial	Tax	IR/CS	Net
	Margin	Expenses		Income	Margin	Expenses		Income

Partial Result of the Hedge of
Investments Abroad	1,191	(55)	(386)	750	(2,762)	128	1,054	(1,580)
Foreign Exchange Variation of
Investments Abroad	(750)	–	–	(750)	1,580	–	–	1,580
Total	441	(55)	(386)	–	(1,182)	128	1,054	–

For a better understanding of the financial margin in the periods, the effects of the referred hedge and the foreign exchange variation of investments abroad in the financial margin and sales results were excluded, as follows:

Adjusted Financial Margin

	in millions of R$

	September YTD		Variation	2008		Variation

	2007	2008		2nd Qtr.	3rd Qtr.

Reported Financial Margin	17,374	18,282	908	7,034	5,152	(1,882)
( - ) Sale of Arcelor	(354)	–	354	–	–	–
( - ) Hedge/Foreign Exchange Variation	(717)	695	1,412	(441)	1,182	1,623
Adjusted Financial Margin	16,303	18,977	2,674	6,593	6,334	(259)
Average Adjusted Financial Margin Rate (*)	9.6%	8.7%	–	9.4%	8.3%	–

(*) (Annualized Adjusted Financial Margin)/(Total Average Assets - Permanent Assets - Purchase and Sale Commitments).

b) Adjusted Financial Margin Variation

In September 2008 YTD, the adjusted financial margin reached R$18,977 million, representing a 16.4% y-o-y increase over the R$16,303 million recorded in 2007. When comparing 3Q08 with 2Q08, there was a 3.9% decrease in the adjusted financial margin. The analytical opening of the financial margin result between “interest” and “non-interest” results is shown below:

Adjusted Financial Margin Breakdown

	in millions of R$

	September YTD		Variation	2008		Variation

	2007	2008		2nd Qtr.	3rd Qtr.

Interest due to volume			4,682			377
Interest due to spreads			(1,880)			(161)
(=) Financial Margin – Interest	14,404	17,206	2,802	5,723	5,939	216
(+) Financial Margin – Non-Interest	1,899	1,771	(128)	870	395	(475)
(=) Adjusted Financial Margin	16,303	18,977	2,674	6,593	6,334	(259)

In September 2008 YTD, the “interest” financial margin amounted to R$17,206 million versus R$14,404 million recorded in 2007, accounting for a y-o-y increase of 19.5% or R$2,802 million. This variation had an impact due to the increase in the volume of operations, which positively contributed to the financial margin by R$4,682 million. This result offset the effect in the margin due to the decrease of spreads in the amount of R$1,880 million.

There was an R$216 million q-o-q increase in the “interest” financial margin. This variation was positively impacted by R$377 million due to the volume and increase of investments, while the decrease in spreads had a negative effect of R$161 million.

Below, we show the “interest” financial margin entry among the main business lines of Bradesco:

	in millions of R$

	September YTD		Variation	2008		Variation

	2007	2008		2nd Qtr.	3rd Qtr.

Loan	9,592	11,880	2,288	3,969	4,081	112
Funding	1,660	1,918	258	613	733	120
Insurance	1,650	1,598	(52)	546	495	(51)
Securities, Treasury and Others	1,502	1,810	308	595	630	35
(=)Financial Margin – Interest	14,404	17,206	2,802	5,723	5,939	216

In September YTD we can observe a strong increase in loans, with a growth of R$2,288 million compared to 2007 and a 23.9% growth. Q-o-q, we can observe that the highest results of the financial margin –interest were observed in funding and loan, with an evolution of R$120 million, growing 19.6% and R$112 million, with a growth of 2.8%, respectively.

As a result of a policy characterized by fitting the products according to each client segment, Bradesco was able to show a growth in loan operations, when comparing September 2008 YTD and September 2007 YTD, reflecting an increase in the financial margin of individual segment. The main products that contributed to this significant increase were consumer financing lines, such as individual loan operations, especially the payroll-deductible loan and the significant growth in the vehicle leasing product.

When comparing 3Q08 with 2Q08 we also observe a growth in the volume of Corporate portfolio, and working capital standing out the most. In addition, we point out an ongoing growth of individual consumer financing operations.

Seeking to consolidate its outstanding position in the market and broaden the possibilities of relationship with its clients, Bradesco observed a significant organic growth in the real estate financing product, benefited by the Organization’s extensive funding network.

As result of confidence achieved in the market, Bradesco has been outstandingly performing in funding operations. When comparing 9M08 with 9M07, funding varied R$258 million, a 15.5% growth, whereas the balance of funding increased R$47.4 billion or 44.1% and time deposits standing out.

When comparing 3Q08 with 2Q08, the funding business line recorded an increase of R$120 million or a 19.6% growth, while the balance increased by R$16.9 billion or 10.8% and the products which contributed to such vigorous growth were savings accounts and time deposits.

In relation to securities, treasury and other operations, the growth recorded in the q-o-q comparison, in the 9M08 y-o-y comparison derived from higher operation volume and CDI in the period, reflecting the good direction of Bradesco’s portfolio.

The result of insurance business line stood at R$495 million in 3Q08 and R$546 million in 2Q08, a R$51 million decrease mainly deriving from the impact of the negative variation of variable income funds that comprise the traditional plans portfolio, whose counter-entries are technical provisions restated by the IGP-M.

The growth in the “interest” financial margin when compared to the quarter since 2005 is shown in the graph below:

Adjusted Interest Financial Margin

(*) (Interest Financial Margin/Average Total Assets - Permanent Assets - Purchase and Sale Commitments)

The annualized rate of the interest financial margin of reached 7.8% in 3Q08, a decrease when compared to the 8.1% margin observed in the previous quarter. The growth of loan volumes, lower risk lines of funding, as previously mentioned were essential to soften the effect of this decrease, reaffirming Bradesco’s solidity.

The “non-interest” adjusted financial margin reached R$395 million in 3Q08 against R$870 million in 2Q08. This reduction of R$475 million was basically due to: (i) negative mark-to-market CDS adjustment on Brazilian government securities issued abroad of R$150 million; (ii) lower gains from the trading of the Insurance Group’s shares of R$185 million; and (iii) mark-to-market negative adjustment of other financial instruments mainly derivatives used as market risk hedge of loan operations in the country of R$140 million, caused by world’s financial markets volatility in 3Q08.

Allowance for Loan Losses

PDD Growth

	in millions of R$

	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Opening Balance	6,775	7,033	6,646	8,104	8,652	7,826
Amount Recorded	1,344	1,438	3,942	1,834	1,824	5,325
Amount Written-off	(1,095)	(1,105)	(3,231)	(1,286)	(1,340)	(4,015)
Balance from Acquired Institutions	9	62	71	–	–	–
Closing Balance	7,033	7,428	7,428	8,652	9,136	9,136
Specific Allowance	3,856	4,196	4,196	4,807	5,274	5,274
Generic Allowance	2,067	2,120	2,120	2,662	2,670	2,670
Excess Allowance	1,110	1,112	1,112	1,183	1,192	1,192
Credit Recovery	218	197	593	312	345	888

PDD for Loan and Leasing Operations

	in millions of R$

	2007		2008

	June	September	June	September

PDD (A)	7,033	7,428	8,652	9,136
Loan Operations (B)	108,191	116,357	148,408	160,634
PDD over Loan Operations (A/B)	6.5%	6.4%	5.8%	5.7%

Coverage Ratio – PDD/Non-performing Loans (E to H)

	in millions of R$

	2007		2008

	June	September	June	September

(1) Total Allowances	7,033	7,428	8,652	9,136
(2) Non-performing Loans (E-H)	4,740	5,034	5,878	6,347
Coverage Ratio (1/2)	148.4%	147.5%	147.2%	143.9%

Coverage Ratio – NPL (*)

	in millions of R$

	2007		2008

	June	September	June	September

(1) Total Allowances	7,033	7,428	8,652	9,136
(2) Non Performing Loans	4,880	5,155	6,333	6,734
NPL Ratio (1/2)	144.1%	144.1%	136.6%	135.7%

(*) Loan operations overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For further information on PDD, see pages 160 to 163 of this report.

Fee and Commission Income

	in millions of R$

	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Card Income	581	623	1,761	713	779	2,169
Checking Accounts	583	591	1,748	576	557	1,711
Loan Operations	468	504	1,413	407	356	1,262
Assets under Management	345	376	1,055	392	407	1,184
Collection	211	217	632	242	252	719
Interbank Fee	79	81	236	86	89	258
Consortium Management	57	61	171	78	84	234
Custody and Brokerage Services	57	64	170	77	79	228
Tax Payment	66	63	199	59	60	178
Other	162	162	525	145	156	454
Total	2,609	2,742	7,910	2,775	2,819	8,397

In the 9M08, fee and commission income increased by 6.2%, an increase of R$487 million y-o-y.

The main items that influenced in the increase of fee and commission income over the period were:

– 23.2% growth, represented by the increase of R$408 million in card income, itself related to the increase of 19.3% of the cards base, from 67,228 thousand to 80,207 thousand, as well as the 21.4% increase of the number of transactions, from 569,874 thousand to 691,570 thousand;

– 12.2% growth in asset management, from R$167.6 billion on September 30, 2007 to R$188.0 billion on September 30, 2008, was the main reason for the R$129 million growth in the item “Asset Management”;

– 13.8% growth represented by the increase of R$87 million in “Collection” related to the increase in business volume;

– 34.1% growth represented by the increase of R$58 million in “Custody and Brokerage Services” related to the increase in business volume; and

– R$63 million growth in consortium, due to the increase in operations;

– R$188 million reduction in income on checking account and loan operations was caused by fees adjustment charged to individuals.

When comparing 3Q08 and 2Q08, the R$44 million increase was due to:

– the 9.3% increase represented by the R$66 million increase in item “Card Income” related to the 2.9% increase in the card base, from 77,952 thousand to 80,207 thousand, as well as the 5.3% increase in the number of transactions, from 228,593 thousand to 240,654 thousand;

– the 3.8% increase or R$15 million in “Asset Management”, according to the growth of assets managed;

– the 4.1% increase represented by the R$10 million increase in item “Collection,” due to the increase in business volume;

– a growth of R$9 million with underwriting operations; and

– the R$70 million reduction in income on checking account and loan operations, due to impact caused by fees adjustment charged to individuals.

Administrative and Personnel Expenses

	in millions of R$

	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Administrative Expenses
Third-Party Services	386	433	1,161	480	576	1,502
Communication	232	238	690	254	264	778
Financial System Services	129	138	390	154	163	462
Depreciation and Amortization	133	135	401	174	149	461
Advertising	129	133	369	160	150	432
Transportation	124	132	380	138	145	416
Rentals	100	102	298	109	116	332
Data Processing	98	106	293	108	120	325
Maintenance and Repairs	70	76	214	86	95	270
Assets Leasing	46	63	154	87	89	250
Security and Vigilance	48	50	143	52	58	161
Materials	48	52	145	46	52	144
Water, Electricity and Gas	45	39	129	45	43	135
Travel	17	19	50	23	23	65
Other	39	39	122	53	68	162
Total	1,644	1,755	4,939	1,969	2,111	5,895

Personnel Expenses
Structural	1,300	1,373	3,908	1,420	1,517	4,321
Compensation/Social Charges	976	1,020	2,916	1,098	1,178	3,309
Benefits	324	353	992	322	339	1,012

Non Structural	349	267	841	295	308	956
PLR	203	149	506	176	180	557
Provision for Labor Claims	102	75	206	72	78	262
Training	19	22	51	22	28	61
Termination cost	25	21	78	25	22	76
Total	1,649	1,640	4,749	1,715	1,825	5,277

Total Administrative and Personnel
Expenses	3,293	3,395	9,688	3,684	3,936	11,172

In 9M08, administrative and personnel expenses reached R$11,172 million, representing an R$1,484 million increase when compared to the R$9,688 million reached in 9M07. The nominal variation of administrative expenses over the period showed a R$956 million increase, reaching R$5,895 million primarily due to: (i) organic growth, according to the expansion of customer service network in the country from 28,563 in September 2007 to 36,128 in September 2008; (ii) the increase in business volume; (iii) contractual adjustments in the period; and (iv) investments in the improvement and optimization of the technological platform (IT Improvements Project).

Personnel expenses increased R$528 million y-o-y, reaching R$5,277 million. The portion considered “structural” increased R$413 million, mainly due to the expansion of the customer service network and the consequent hiring of employees, as well as the increase in the salary levels resulting from the 2007 collective bargaining agreement (6.0%) and 2008 Fenaban’s proposal of collective bargaining agreement (7.5%), benefits and others. In relation to the portion considered “non-structural”, the increase was R$115 million, primarily due to: (i) higher expenses with provision for labor proceedings of R$56 million; and (ii) higher expenses with PLR in the amount of R$51 million.

When compared to the previous quarter, administrative and personnel expenses increased R$252 million, an increase of 6.8%, from R$3,684 million in 2Q08 to R$3,936 million in the 3Q08.

When compared to the previous quarter, administrative expenses increased R$142 million, basically due to expenses with: (i) “Outsourced Services” R$96 million; (ii) “Data Processing” R$12 million; (iii) “Communication” R$10 million; (iv) “Financial System Services” R$9 million; (v) “Maintenance and Repairs” R$9 million.

Personnel expenses increased R$110 million when compared to the previous quarter, from R$1,715 million in 2Q08 to R$1,825 million in 3Q08. In the portion considered “structural,” there was a R$97 million increase explained, basically, by the provision for 2008 Fenaban’s proposal of collective bargaining agreement (7.5%) in the amount of R$62 million (R$ 36 million related to the restatement of labor liabilities and R$26 million related to the increase in payroll) and expansion of customer service network and increase in business volume, and accordingly, hiring of employees, with an impact of R$35 million. The “non-structural” portion had a moderate increase of R$13 million, pointing out: (i) the higher level of provisions for labor proceedings in the amount of R$6 million and (ii) higher training expenses in the amount of R$6 million.

Operating Efficiency

	in millions of R$

	Years					September (*)

	2003	2004	2005	2006	2007	2007	2008

Personnel Expenses	4,779	4,969	5,312	5,932	6,570	6,209	7,098
Employee Profit Sharing	(170)	(182)	(287)	(415)	(521)	(442)	(577)
Other Administrative Expenses	4,814	4,937	5,142	5,870	6,912	6,610	7,868
Total (1)	9,423	9,724	10,167	11,387	12,961	12,377	14,389

Financial Margin	13,282	13,231	16,550	19,838	22,300	21,348	24,974
Fee and Commission Income	4,557	5,824	7,349	8,898	10,806	10,334	11,293

Insurance, Private Pension Plans and
Certificated Savings Plans Subtotal	(149)	(60)	621	1,025	711	909	1,857
– Insurance, Private Pension Plans and
Certificated Savings Plans Retained Premiums	11,726	13,284	13,647	18,008	20,857	20,290	22,741
– Technical Provisions Variation from Insurance,
Private Pension Plans and Certificated Savings Plans	(6,033)	(6,095)	(5,011)	(8,712)	(11,670)	(10,928)	(11,446)
– Retained Claims	(3,980)	(5,159)	(5,825)	(6,026)	(6,014)	(6,046)	(6,840)
– Certificated Savings Plans Drawings and Redemptions	(1,100)	(1,223)	(1,229)	(1,222)	(1,378)	(1,342)	(1,433)
– Insurance, Private Pension Plans and
Certificated Savings Plans Selling Expenses	(762)	(867)	(961)	(1,023)	(1,084)	(1,065)	(1,165)
Equity in Earnings (Losses) of Unconsolidated Companies	5	163	76	72	42	62	99
Other Operating Expenses	(2,741)	(2,826)	(3,405)	(4,223)	(4,297)	(4,472)	(5,234)
Other Operating Income	1,697	1,198	1,097	1,420	1,436	1,442	1,621
Total (2)	16,651	17,530	22,288	27,030	30,998	29,623	34,610

Operating Efficiency Ratio (%) = (1/2)	56.6	55.5	45.6	42.1	41.8	41.8	41.6

(*) Amounts in the previous 12 months based on the statement of adjusted income.

Operating Efficiency Ratio – in percentage

In the 12-month period ending on September 30, 2008, the efficiency ratio was 41.6%, presenting a 0.2 percentage point increase y-o-y. It is also worth mentioning the financial margin increase by R$3,626 million, chiefly stemming from the “interest” component, stimulated by an increase in business volume. The increase in volume is attributed to an increase in the volume of loan operations for individuals with focus on consumer financing, the profitability of which is higher if compared to corporate loans, and to an increase of R$959 million in fee and commission income as a result of the increase in the average volume of operations.

Coverage Ratio

Administrative + Personnel Expenses and Fee and Commission Income

The coverage ratio related to the twelve-month period that ended on September 30, 2008 (75.5%) decreased 2.3 percentage points when compared to June 30, 2008 (77.8%), 5.1 percentage points when compared to September 2007 (80.6%), mainly influenced by the effect of the fee adjustment charged to individuals as of 2008, as well as the expansion of our customer service network in Brazil (from 28,563 outlets in September 2007 to 36,128 in September 2008) and investments in our technological platform.

Other Indicators

3-Main Balance Sheet Information

Consolidated Balance Sheet – in thousands of R$

Assets	September	December

	2008	2007	2006	2005	2004	2003

Current and Long-Term Assets	417,785,269	337,514,243	262,054,823	204,325,065	180,038,498	171,141,348
Funds Available	7,259,572	5,486,606	4,761,972	3,363,041	2,639,260	2,448,426
Interbank Investments	57,350,687	37,622,125	25,989,190	25,006,158	22,346,721	31,724,003
Federal Funds Purchased and Securities Sold under
Agreements to Repurchase	52,699,764	32,014,861	20,617,520	19,615,744	15,667,078	26,753,660
Interest-earning Deposits in Other Banks	4,664,361	5,617,413	5,372,658	5,390,726	6,682,608	4,970,343
Allowance for Losses	(13,438)	(10,149)	(988)	(312)	(2,965)	–
Securities and Derivative Financial Instruments	132,372,461	114,451,709	97,249,959	64,450,808	62,421,658	53,804,780
Own Portfolio	102,011,049	84,079,171	72,052,850	59,324,858	51,255,745	42,939,043
Subject to Repurchase Agreements	6,356,991	11,731,427	15,352,073	1,051,665	4,807,769	5,682,852
Derivative Financial Instruments	1,926,019	1,207,040	549,065	474,488	397,956	232,311
Restricted Deposits – Brazilian Central Bank	16,412,647	8,273,662	440,235	2,506,172	4,512,563	3,109,634
Privatization Currencies	98,803	79,535	70,716	98,142	82,487	88,058
Subject to Collateral Provided	5,522,627	4,070,210	765,129	995,483	1,365,138	1,752,882
Securities from Unrestricted Purchase and
Sale Commitments	44,325	5,010,664	8,019,891	–	–	–
Interbank Accounts	26,985,757	24,036,514	19,124,806	16,922,165	16,087,102	14,012,837
Unsettled Receipts and Payments	955,662	36,332	50,945	39,093	22,075	20,237
Restricted Credits:
– Restricted Deposits – Brazilian Central Bank	25,540,902	23,538,587	18,664,706	16,444,866	15,696,154	13,580,425
– National Treasury – Rural Loan	578	578	578	578	578	578
– SFH	462,221	452,899	405,465	396,089	335,320	391,871
Correspondent Banks	26,394	8,118	3,112	41,539	32,975	19,726
Interdepartmental Accounts	95,551	429,362	186,338	172,831	147,537	514,779
Internal Transfer of Funds	95,551	429,362	186,338	172,831	147,537	514,779
Loan Operations	125,674,116	108,295,627	79,714,969	68,328,802	51,890,887	42,162,718
Loan Operations:
– Public Sector	793,124	763,973	784,870	821,730	536,975	186,264
– Private Sector	133,295,959	115,001,602	85,315,248	72,205,630	55,242,348	45,768,970
Allowance for Loan Losses	(8,414,967)	(7,469,948)	(6,385,149)	(4,698,558)	(3,888,436)	(3,792,516)
Leasing Operations	18,675,202	7,962,395	3,751,558	2,411,299	1,556,321	1,306,433
Leasing Receivables:
– Public Sector	112,356	134,197	152,125	66,237	–	–
– Private Sector	32,449,169	13,802,117	7,231,519	4,896,717	3,237,226	2,859,533
Unearned Income from Leasing	(13,314,739)	(5,728,551)	(3,472,246)	(2,444,596)	(1,576,690)	(1,438,534)
Allowance for Leasing Losses	(571,584)	(245,368)	(159,840)	(107,059)	(104,215)	(114,566)
Other Receivables	45,880,736	35,829,910	29,302,217	22,106,013	21,664,592	24,098,765
Receivables on Sureties and Guarantees Honored	27,881	12,181	38	–	811	624
Foreign Exchange Portfolio	13,434,729	9,836,732	7,946,062	6,937,144	7,336,806	11,102,537
Receivables	431,672	371,427	175,570	183,015	197,120	331,064
Securities Trading	2,338,281	1,378,130	709,034	1,124,197	357,324	602,543
Insurance Premiums Receivable	1,389,206	1,276,612	1,257,298	1,073,002	988,029	889,358
Sundry	28,408,211	23,065,328	19,315,264	12,941,687	12,937,408	11,324,857
Allowance for Other Loan Losses	(149,244)	(110,500)	(101,049)	(153,032)	(152,906)	(152,218)
Other Assets	3,491,187	3,399,995	1,973,814	1,563,948	1,284,420	1,068,607
Other Assets	526,873	389,856	369,099	367,688	477,274	586,994
Provisions for Devaluations	(197,339)	(179,097)	(189,591)	(180,941)	(230,334)	(257,185)
Prepaid Expenses	3,161,653	3,189,236	1,794,306	1,377,201	1,037,480	738,798
Permanent Assets	4,920,445	3,670,161	3,492,450	4,357,865	4,887,970	4,956,342
Investments	822,907	604,076	696,582	984,970	1,101,174	862,323
Interest in Affiliated Companies:
– In Brazil	576,862	467,944	403,033	438,819	496,054	369,935
Other Investments	596,259	487,365	651,568	895,836	971,311	857,985
Allowance for Losses	(350,214)	(351,233)	(358,019)	(349,685)	(366,191)	(365,597)
Premises and Equipment	2,506,700	2,284,078	2,136,783	1,985,571	2,270,497	2,291,994
Premises and Equipment	1,045,964	1,076,053	1,055,640	1,115,987	1,357,063	1,398,735
Other Premises and Equipment	4,768,236	4,347,693	4,101,918	3,644,874	3,604,741	3,480,636
Accumulated Depreciation	(3,307,500)	(3,139,668)	(3,020,775)	(2,775,290)	(2,691,307)	(2,587,377)
Leased Assets	10,021	11,421	16,136	9,323	18,951	34,362
Leased Assets	18,128	20,777	25,142	23,161	58,463	63,812
Accumulated Depreciation	(8,107)	(9,356)	(9,006)	(13,838)	(39,512)	(29,450)
Deferred Charges	1,580,817	770,586	642,949	1,378,001	1,497,348	1,767,663
Organization and Expansion Costs	2,098,660	1,850,219	1,593,771	1,315,881	1,170,866	1,124,058
Accumulated Amortization	(1,204,312)	(1,079,633)	(950,822)	(785,364)	(699,710)	(572,620)
Goodwill on Acquisition of Subsidiaries, Net
of Amortization	686,469	–	–	847,484	1,026,192	1,216,225
Total	422,705,714	341,184,404	265,547,273	208,682,930	184,926,468	176,097,690

The Notes are an integral part of the Financial Statements.

Liabilities	September	December

	2008	2007	2006	2005	2004	2003

Current and Long-term Liabilities	387,683,796	310,482,501	240,673,011	189,163,465	169,596,632	162,406,307
Deposits	139,169,719	98,323,446	83,905,213	75,405,642	68,643,327	58,023,885
Demand Deposits	26,694,457	28,495,555	20,526,800	15,955,512	15,297,825	12,909,168
Savings Deposits	35,680,823	32,812,974	27,612,587	26,201,463	24,782,646	22,140,171
Interbank Deposits	340,008	372,473	290,091	145,690	19,499	31,400
Time Deposits	75,528,501	35,717,178	34,924,541	32,836,656	28,459,122	22,943,146
Other Deposits	925,930	925,266	551,194	266,321	84,235	–
Federal Funds Purchased and Securities Sold
under Agreements to Repurchase	87,463,782	73,633,649	47,675,433	24,638,884	22,886,403	32,792,725
Own Portfolio	39,627,936	37,864,704	36,595,268	12,690,952	8,248,122	6,661,473
Third-party Portfolio	45,691,232	29,578,200	3,471,383	11,947,932	14,430,876	17,558,740
Unrestricted Portfolio	2,144,614	6,190,745	7,608,782	–	207,405	8,572,512
Funds from Issuance of Securities	6,551,257	6,496,782	5,636,279	6,203,886	5,057,492	6,846,896
Exchange Acceptances	241	406	–	–	–	–
Mortgage and Real Estate Notes and Letters
of Credit and Others	1,585,687	901,641	857,697	847,508	681,122	1,030,856
Debentures	1,531,746	2,594,921	2,603,194	2,624,899	–	7,291
Securities Issued Abroad	3,433,583	2,999,814	2,175,388	2,731,479	4,376,370	5,808,749
Interbank Accounts	231,153	16,632	5,814	139,193	174,066	529,332
Interbank Onlending	–	–	–	–	–	159,098
Correspondent Banks	231,153	16,632	5,814	139,193	174,066	370,234
Interdepartmental Accounts	2,307,374	2,521,233	2,225,711	1,900,913	1,745,721	1,782,068
Third-party Funds in Transit	2,307,374	2,521,233	2,225,711	1,900,913	1,745,721	1,782,068
Borrowing	14,003,531	8,065,830	5,777,906	7,135,327	7,561,395	7,223,356
Local Borrowing – Official Institutions	199	450	778	1,088	1,376	2,070
Local Borrowing – Other Institutions	427	373	44,447	18	11,756	4,010
Borrowing Abroad	14,002,905	8,065,007	5,732,681	7,134,221	7,548,263	7,217,276
Local Onlending – Official Institutions	16,549,602	14,086,436	11,640,969	9,427,571	8,355,398	7,554,266
National Treasury	86,679	50,881	99,073	52,318	72,165	51,398
BNDES	6,599,661	6,147,703	5,532,018	4,237,973	3,672,007	3,403,462
CEF	101,084	101,280	69,909	59,588	395,820	459,553
Finame	9,761,398	7,785,347	5,938,037	5,075,232	4,211,762	3,638,966
Other Institutions	780	1,225	1,932	2,460	3,644	887
Foreign Onlending	1,426,605	1,257,281	170	183	42,579	17,161
Foreign Onlending	1,426,605	1,257,281	170	183	42,579	17,161
Derivative Financial Instruments	2,325,983	951,733	519,004	238,473	173,647	52,369
Technical Provisions for Insurance, Private
Pension Plans and Certificated Savings Plans	62,888,211	58,526,265	49,129,214	40,862,555	33,668,654	26,408,952
Other Liabilities	54,766,579	46,603,214	34,157,298	23,210,838	21,287,950	21,175,297
Collection of Taxes and Other Contributions	2,295,134	228,722	175,838	156,039	204,403	130,893
Foreign Exchange Portfolio	5,978,007	3,467,189	2,386,817	2,206,952	3,011,421	5,118,801
Social and Statutory Payables	1,601,248	2,195,653	190,916	1,254,651	900,266	851,885
Fiscal and Pension Plans Activities	10,843,963	9,839,791	8,014,520	5,041,312	4,495,387	4,781,458
Securities Trading	1,217,368	657,700	422,232	893,957	312,267	595,958
Financial and Development Funds	6,177	1,851	876	–	–	–
Subordinated Debt	17,544,043	15,850,464	11,949,457	6,719,305	5,972,745	4,994,810
Sundry	15,280,639	14,361,844	11,016,642	6,938,622	6,391,461	4,701,492
Deferred Income	227,078	189,147	180,460	52,132	44,600	31,774
Deferred Income	227,078	189,147	180,460	52,132	44,600	31,774
Minority Interest in Subsidiaries	627,014	155,412	57,440	58,059	70,590	112,729
Shareholders' Equity	34,167,826	30,357,344	24,636,362	19,409,274	15,214,646	13,546,880
Capital:
– Domiciled in Brazil	21,779,532	17,693,485	13,162,481	11,914,375	6,959,015	6,343,955
– Domiciled Abroad	1,220,468	1,306,515	1,037,519	1,085,625	740,985	656,045
Realizable Capital	–	–	–	–	(700,000)	–
Capital Reserves	62,614	55,624	55,005	36,032	10,853	8,665
Profit Reserves	10,974,986	9,963,593	8,787,106	5,895,214	7,745,713	6,066,640
Adjustment to Market Value – Securities and Derivatives	133,976	1,469,976	1,644,661	507,959	458,080	478,917
Treasury Shares	(3,750)	(131,849)	(50,410)	(29,931)	–	(7,342)
Shareholders' Equity Managed by the Parent
Company	34,794,840	30,512,756	24,693,802	19,467,333	15,285,236	13,659,609
Total	422,705,714	341,184,404	265,547,273	208,682,930	184,926,468	176,097,690

The Notes are an integral part of the Financial Statements.

Total Assets by Currency and Maturity

Total Assets by Currency – in millions of R$

Total Assets by Maturity – in millions of R$

Securities

Summary of the Classification of Securities

	in millions of R$

	Financial	Insurance/ Certificated Savings Plans	Pension Plans	Other Activities	Total	%

Trading Securities	44,731	3,027	27,944	281	75,983	65.2
Available-for-Sale Securities	12,401	2,160	2,167	2	16,730	14.3
Held-to-Maturity Securities	940	6,196	16,832	–	23,968	20.5
Subtotal	58,072	11,383	46,943	283	116,681	100.0
Purchase and Sale Commitments	3,085	2,982	9,624	–	15,691
Total on September 30, 2008	61,157	14,365	56,567	283	132,372
Total on June 30, 2008	48,047	14,585	56,094	230	118,956
Total on September 30, 2007	43,201	13,243	51,261	393	108,098

Breakdown of Securities by Issuance

Securities	in millions of R$

	2007		2008

	June	September	June	September

Government	49,061	51,380	56,364	63,413
Private	16,982	17,935	20,040	25,778
PGBL/VGBL	25,957	26,676	28,630	27,490
Subtotal	92,000	95,991	105,034	116,681
Purchase and Sale Commitments:	11,577	12,107	13,922	15,691
Funds	7,777	7,448	6,267	6,495
PGBL/VGBL	3,800	4,659	7,655	9,196
Total	103,577	108,098	118,956	132,372

Classification of Securities by Segment – %

Obs.: The breakdown of the Securities Portfolio consolidated by issuer, maturity, business segment and category can be found in Note 8.

Loan Operations

At the end of 3Q08, the consolidated balance of loan operations (according to the concept defined by the Bacen, which does not include debentures, guarantees, loans to be granted, letters of credit, interbank deposit certificates, etc.) reached a total of R$160.6 billion, representing an 8.2% increase in the quarter and 38.1% growth over the past twelve months.

We would like to point out the increase in operations targeted at corporate clients due to the greater need funds of companies both for working capital and for investments.

Loan Operations

Loan Operations – Total Portfolio

In September 2008, the balance of foreign currency indexed and/or denominated borrowing and onlending (excluding ACCs) reached a total of US$7.3 billion, showing a growth of 5.8% in dollars in the quarter and of 27.2% in reais, due to the increase of operations carried out abroad and the Real devaluation. Over the past twelve months, growth was 23.5% and 18.6%, respectively.

Real Estate Loan

At the end of September 2008, the balance of real estate financing to individuals and corporate clients was R$4.6 billion, a 13.9% q-o-q increase while compared to the balance of twelve months ago growth was 56.6% . The number of financed units in this quarter showed a y-o-y growth of 34.0% . When we compare the total of financed units y-o-y, the increase is equivalent to 62.5% .

The website www.bradescoimoveis.com.br, developed to help those interested in purchasing their own home and strengthen the partnership with the construction companies, developers and real estate agencies that are our clients, has been an important tool for the portfolio growth process.

BNDES

Bradesco is leader in BNDES onlending operations for the fifth consecutive year. Out of the total loans granted up to August 2008, 48.1% of the amount, representing 90.9% of contracts, was for SMEs and individuals.

Rural Loan

We would like to point out the www.bradescorural.com.br website as a support channel to agribusiness clients, providing information related to financial products and services, as well as news relevant to the sector, quotation of commodities in the main commodities exchange, information on the weather calendar of events, guide of partner suppliers and links to the most important sites, among other services.

Loan Operations – By Purpose

The balance of the loan portfolio for individuals showed growth of 6.3% in the quarter and 29.3% over the last twelve months. The main products responsible for the increase in the portfolio balance in the quarter were vehicle leasing, rural loans and real estate financing, whereas over the past twelve months products directed toward consumer goods financing (CDC/Leasing of vehicles and personal loan) and rural loan have stood out.

Loan Operations

Loan Operations – Individuals

In the following graph, the types related to the “consumer financing” for individuals were considered (CDC/vehicle leasing, personal loans and asset and credit card financing; in the latter, amounts related to cash and installment purchase plan from store owners, which are not in the total loan operations, are included). The balance reached the amount of R$55.7 billion in September 2008, representing 5.3% growth in the quarter and 27.1% over the last twelve months. If we exclude assignment (FIDC), the amount would reach R$56.2 billion and growths would be 5.5% and 28.3%, respectively. We would like to point out the vehicle financing (CDC/ Leasing) and the payroll-deductible loans in the amount of R$39.0 billion, representing 69.4% of the total consumer financing balance that, due to their guarantees and characteristics, provide the portfolio with an adequate credit risk level.

Loan Operations – Consumer Financing – in millions of R$

Loan Operations

The growth in loans granted to companies was 9.5% in the quarter and 44.5% over the last twelve months. The main products responsible for the balance portfolio increase in the quarter were working capital, BNDES onlending and operations abroad, and in the last twelve months were working capital, vehicle leasing and export financing.

Loan Operations – Corporate

The following graph shows the growth of the five main types of products designed to serve corporate clients, which represented 66.9% of the total loan portfolio in September 2008.

Loan Operations – Main Types – Corporate – in millions of R$

Loan Operations

Below, we present the loan portfolio by type of client, pointing out the increase of corporate clients share, both in the quarter and in the twelve months ending September 2008.

Loan Operations – Client Characteristics

Client Characteristic	in billions of R$

	2007		2008				Variation – %

	September	%	June	%	September	%	Quarter	Last
								12 months

Large Companies	31.4	27.0	41.5	28.0	45.6	28.5	10.0	45.4
Micro, Small and Medium-Sized
Companies	35.7	30.7	47.0	31.6	51.3	31.9	9.1	43.7
Individuals	49.3	42.3	59.9	40.4	63.7	39.6	6.3	29.3
Total	116.4	100.0	148.4	100.0	160.6	100.0	8.2	38.1

In the table below, the growth of the business segment’s share in the Conglomerate’s total portfolio is observed, and we highlight the corporate and middle market segments in this quarter and in the last twelve months.

Loan Operations – By Business Segment

Business Segment	in billions of R$

	2007		2008				Variation – %

	September	%	June	%	September	%	Quarter	Last
								12 months

Corporate	35.2	30.3	45.3	30.5	49.9	31.1	10.3	41.8
Retail/Postal/Prime	38.9	33.4	50.3	33.9	54.2	33.7	7.8	39.6
Finasa	22.8	19.6	27.2	18.3	28.6	17.8	5.1	25.2
Middle Market	15.9	13.7	19.7	13.3	21.5	13.4	8.9	35.0
BMC and Others	3.6	3.0	5.9	4.0	6.4	4.0	9.1	80.2
Total	116.4	100.0	148.4	100.0	160.6	100.0	8.2	38.1

In the quarter, discounted trade receivables and other loans and leasing operations enjoyed distinguished growth. The growth of the balance of operations with sureties and guarantees provided also deserves note, mainly those operations carried out with clients of the corporate segment.

Below, we present the total loan operations, including sureties and guarantees and credit card (cash and installment purchase plan from store owners), which presented growth of 8.6% in the quarter and 40.8% over the past twelve months.

Loan Operations – By Type

Types	in millions of R$

	2007		2008

	June	September	June	September

Discounted Trade Receivables and Other Loans (1)	50,143	52,776	66,779	72,694
Financing	38,723	41,523	48,009	50,052
Rural and Agroindustrial Loans	7,903	9,008	10,541	11,343
Leasing Operations	4,848	6,319	14,995	19,247
Advances on Foreign Exchange Contracts	6,128	6,210	7,575	6,788
Other Loans	446	521	509	510
Total Loan Operations (2)	108,191	116,357	148,408	160,634
Sureties and Guarantees Recorded in Memorandum Accounts	17,325	18,471	27,172	29,640
Credit Cards (3)	5,304	5,266	5,623	6,468
Total Expositions – Loan Operations	130,820	140,094	181,203	196,742
Loan Assignment (FIDC)	–	–	399	508
Total (excluding assignment)	130,820	140,094	181,602	197,250

(1) Includes revolving credit of credit card.
(2) According to concept defined by the Brazilian Central Bank.
(3) Cash and installment purchase plan from store owners.

Loan Operations

In 3Q08 the net financial margin grew by 6.4%, while in the last twelve months it increased by 23.2%, as shown in the graph below:

Loan Operations – Net Financial Margin

The total delinquency ratio was stable in the quarter, despite the slight growth in micro-, small- and medium-sized companies, mainly in the modality working capital. The total ratio decreased when compared to the last twelve-month period, due to the reduction in the delinquency ratio of corporate clients.

Loan Operations – Delinquency over 90 days – %

Loan Operations

Out of the 38.1% growth of the Organization’s loan portfolio in the last year, 24.3% resulted from new borrowing clients, according to the table below:

Loan Operations – Portfolio Movement between September 2007 and 2008

The new and previous loan borrowers in September 2007 show good credit quality, which means the adequacy and consistency of the loan evaluation policy and instruments used by the Organization, as shown in the tables below:

Loan Operations – Portfolio Movement by Rating between September 2007 and 2008

Ratings	Borrowers from		New Borrowers between		Total Loans in September 2008
	before		October 2007 and
	September 2007		September 2008

	in millions of R$	%	in millions of R$	%	in millions of R$	%

AA – C	123,651	93.4	26,729	94.7	150,380	93.6
D	1,948	1.5	379	1.3	2,327	1.4
E – H	6,809	5.1	1,118	4.0	7,927	5.0
Total	132,408	100	28,226	100	160,634	100

Aiming at facilitating the follow-up of the quantitative and qualitative performance of the Conglomerate’s loan portfolio, we present below a comparative summary of the main figures and indicators:

Loan Operations – Portfolio Indicators

Items	in millions of R$ (except %)

	2007		2008

	June	September	June	September

Total Loan Operations	108,191	116,357	148,408	160,634
– Individual	44,694	49,285	59,959	63,746
– Corporate	63,497	67,072	88,449	96,888
Existing Provision	7,033	7,428	8,652	9,136
– Specific	3,856	4,196	4,807	5,274
– Generic	2,067	2,120	2,662	2,670
– Additional	1,110	1,112	1,183	1,192
Specific Provision/Existing Provision (%)	54.8	56.5	55.6	57.7
Existing Provision/ Loan Operations (%)	6.5	6.4	5.8	5.7
AA – C Rated Loan Operations/Loan Operations (%)	92.4	92.8	93.4	93.6
D Rated Operations under Risk Management/Loan Operations (%)	1.9	1.7	1.5	1.4
E – H Rated Loan Operations/Loan Operations (%)	5.7	5.5	5.1	5.0

	in millions of R$ (except %)

Items	2007		2008

	June	September	June	September

D Rated Loan Operations	2,011	1,981	2,175	2,327
Existing Provision for D Rated Loan Operations	534	526	584	624
D Rated Provision/Loan Operations (%)	26.6	26.5	26.8	26.8
D – H Rated Non-Performing Loans	5,599	5,900	6,978	7,515
Existing Provision/D – H Rated Non-Performing Loans (%)	125.6	125.9	124.0	121.6

E – H Rated Loan Operations	6,173	6,434	7,570	7,927
Existing Provision for E – H Rated Loan Operations	5,346	5,619	6,535	6,916
E – H Rated Provision/Loan Operations (%)	86.6	87.3	86.3	87.2
E – H Rated Non-Performing Loans	4,740	5,034	5,878	6,347
Existing Provision/E – H Rated Non-Performing Loan (%)	148.4	147.5	147.2	143.9

Non Performing Loans (*)/Loan Operations (%)	4.5	4.4	4.3	4.2

Existing Provision/Non Performing Loans (*) (%)	144.1	144.1	136.6	135.7

(*) Loan operations overdue for more than 59 days and which do not generate income under the accrual method of accounting.

Throughout 2008, Bradesco remains prepared to take full advantage of all business opportunities focused on increasing the loan portfolio, always respecting the parameters defined by the loan assignment policy, based on the security, consistency, selectivity, diversification and adequate assessment of the risk/return ratio.

Funding

Investment Department

In order to facilitate the client’s orientation in the diversification of investments, the Investment Department centralizes the commercial management of the Funds, CDB, Savings Account, Demand Deposits, Purchase and Sale Commitments and Mortgage Notes products. It also carries out the management of actions related to the Checking Account product and its guidelines.

In this sense, the department maintains efforts aimed at establishing funding policies and strategies, developing products and services and providing structures for local and specialized assistance to the branch network and especially to investors, such as Bradesco Investment Consulting Services, online chat and scheduling consulting services via internet.

The results below state the commercial efficiency provided by the strategic centralization of subjects inherent to funding.

Breakdown of Deposits by Maturity

Deposits	in millions of R$

	2008

	June	September

	Total	Up to	From 31 to	From 181 to	More than	Total
		30 days	180 days	360 days	360 days

Demand	25,843	26,694	–	–	–	26,694
Savings	34,150	35,681	–	–	–	35,681
Interbank	485	95	122	117	6	340
Time	61,343	3,829	6,045	11,955	53,700	75,529
Other Deposits	931	926	–	–	–	926
Total	122,752	67,225	6,167	12,072	53,706	139,170

Demand Deposits – in billions of R$

Checking Accounts

At the end of the 3Q08, the balance of the Bradesco Organization’s checking accounts was R$26.7 billion, representing a 20.8% y-o-y increase.

In this quarter, we surpassed 20 million checking account holders. It is an historical milestone for Bradesco, one of the financial institutions which promotes bank products and services access the most to Brazilian citizens.

Seeking to always improve quality and safety of its products and services, Bradesco, in July 2008, started to use recycled paper with watermark in all of its check books. This technology is already used in paper money and now is applied in its check sheets.

Number of Checking Accounts – Individuals and Corporate

Savings Accounts

At the end of 3Q08, the balance of the Bradesco Organization’s savings accounts totaled R$35.7 billion, an 18.0% y-o-y growth, representing a 17.3% market share in the SBPE and Bradesco’s leadership among all private banks in the Brazilian financial system.

Saving Account Deposits – in billions of R$

The profitability (TR + 0.5% p.m.) accumulated up to 3Q08 was 5.64%, and our balance enjoyed growth 8.84%, higher than the profitability in the same period of 2007, showing that the savings account continues to be a good investment alternative, mainly for small savers.

Share in SBPE – %

Savings Accounts

Number of Savings Accounts – in thousands

Assets Managed

Bradesco is elected the Best Manager of Leveraged Funds

BRAM was elected the Best Manager of Leveraged Funds by Guia Exame de Investimentos Pessoais 2008 (Exame’s 2008 Guide of Personal Investments), published in August. The award is granted based on substantial analysis by Fundação Getulio Vargas’ Center of Finance Studies.

Bradesco. Present in the Best Funds for Institutional Investors ranking

Bradesco, by means of the management quality implemented by BRAM was classified as Excellent for 10 Funds aimed at institutional investors. The ranking was prepared by PPS Consultoria and published by Investidor Institucional magazine, in the September 2008 Best Funds for Institutional Investors issue.

Assets Under Management

Shareholders’ Equity

	in millions of R$

	2007		2008

	June	September	June	September

Investment Funds	148,831	153,439	161,789	164,970
Managed Portfolios	7,429	7,646	15,999	17,021
Third-party Fund Quotas	5,021	6,502	6,597	6,004
Total	161,281	167,587	184,385	187,995

Asset Distribution

	in millions of R$

	2007		2008

	June	September	June	September

Investment Funds – Fixed Income	139,933	141,871	145,077	152,054
Investment Funds – Variable Income	8,898	11,568	16,712	12,916
Investment Funds – Third-Party Funds	4,947	5,670	5,753	5,119
Total	153,778	159,109	167,542	170,089
Managed Portfolio – Fixed Income	4,359	4,387	6,548	8,223
Managed Portfolio – Variable Income	3,070	3,259	9,451	8,798
Managed Portfolios – Third-Party Funds	74	832	844	885
Total	7,503	8,478	16,843	17,906
Total Fixed Income	144,292	146,258	151,625	160,277
Total Variable Income	11,968	14,827	26,163	21,714
Total Third-Party Funds	5,021	6,502	6,597	6,004
Overall Total	161,281	167,587	184,385	187,995

Total Assets under Management according to the Anbid Global Ranking – in millions of R$ (*)

(*) Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	September 2007		June 2008		September 2008

	Number	Quotaholders	Number	Quotaholders	Number	Quotaholders

Investment Funds	625	3,317,969	714	3,224,854	729	3,242,975
Managed Portfolios	108	516	192	632	214	581
Total	733	3,318,485	906	3,225,486	943	3,243,556

4 - Operating Companies

Grupo Bradesco de Seguros e Previdência

Insurance Companies (Consolidated)

Consolidated Balance Sheet (*)

	in millions of R$

	2007		2008

	June	September	June	September

Assets
Current and Long-Term Assets	65,918	68,889	75,300	76,046
Securities	61,943	64,618	70,795	71,073
Insurance Premiums Receivable	1,148	1,289	1,264	1,356
Other Receivables	2,827	2,982	3,241	3,617
Permanent Assets	1,060	1,107	1,238	1,198
Total	66,978	69,996	76,538	77,244

Liabilities
Current and Long-Term Liabilities	58,462	61,038	66,995	68,451
Tax, Civil and Labor Contingencies	1,703	1,724	1,815	1,854
Payables on Insurance, Private Pension Plans
and Certificated Savings Plans Operations	455	496	430	375
Other Liabilities	3,404	3,499	2,682	3,334
Technical Provisions for Insurance	5,128	5,496	5,595	5,690
Technical Provisions for Life and Private Pension Plans	45,409	47,405	53,881	54,530
Technical Provisions for Certificated Savings Plans	2,363	2,418	2,592	2,668
Minority Interest	67	73	101	105
Shareholders’ Equity	8,449	8,885	9,442	8,688
Total	66,978	69,996	76,538	77,244

Consolidated Statement of Income (*)

	in millions of R$

	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Insurance Premiums, Private Pension
Plan Contributions and Certificated
Savings Plan Revenues	5,055	5,448	15,304	5,756	5,822	16,945

Premiums Earned from Insurance, Private
Pension Plan Contribution and
Certificated Savings Plan Revenues	2,446	2,556	7,469	3,025	3,113	8,889
Interest Income of the Operations	906	681	2,223	734	547	1,979
Sundry Operating Revenues	194	237	613	213	242	702
Retained Claims	(1,503)	(1,488)	(4,419)	(1,782)	(1,822)	(5,244)
Certificated Savings Plans Drawings
and Redemptions	(353)	(346)	(1,000)	(355)	(382)	(1,055)
Selling Expenses	(262)	(274)	(796)	(320)	(279)	(878)
General and Administrative Expenses	(276)	(301)	(817)	(294)	(341)	(921)
Other Operating Expenses	(3)	5	(29)	(112)	(6)	(144)
Tax Expenses	(44)	(51)	(155)	(71)	(67)	(210)
Health Provision	(213)	(239)	(689)	–	–	–
Operating Income	892	780	2,400	1,038	1,005	3,118
Equity Result	69	51	192	65	19	122
Non-operating Income	(6)	(2)	5	(5)	–	3
IR/CS and Minority Interest	(259)	(281)	(824)	(375)	(395)	(1,145)
Net Income	696	548	1,773	723	629	2,098

(*) Information prepared in accordance with the accounting policies established by CNSP, Susep and ANS.

Performance Ratios – %

	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Claims Ratio (1)	78.7	73.3	74.9	73.1	72.4	73.0
Selling Ratio (2)	11.9	11.7	11.7	10.7	10.3	10.6
Administrative Expenses Ratio (3)	5.5	5.5	5.3	5.1	5.9	5.4
Combined Ratio (4)	99.8	92.3	95.9	84.9	84.4	84.4

(1) Retained Claims/Earned Premiums.
(2) Selling Expenses/Earned Premiums.
(3) Administrative Expenses/Net Premiums Written.
(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Premiums Written.
Obs.: the ratios have been recalculated, pursuant to Susep Circular Letter 356.

Insurance Premiums – Market Share – %

Source: Susep and ANS

According to information published by Susep and ANS, up to July 2008, in the insurance segment, Bradesco Seguros e Previdência collected R$10.6 billion in premiums and maintained its leadership in the ranking with a 23.7% market share. The insurance sector obtained a total of R$44.8 billion in premiums in the same period.

Increase in Technical Provisions for Insurance – in millions of R$

The technical provision charts of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums (Retained Premiums less Technical Provision Variation) by Insurance Line – in millions of R$

Insurance Line	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Health	1,038	1,045	3,066	1,311	1,348	3,776
Auto/RCF	506	536	1,553	498	502	1,482
Life/AP/ VGBL	191	288	764	423	452	1,307
Basic Lines	113	111	332	120	131	362
Other Lines	62	51	185	87	82	261
Total	1,910	2,031	5,900	2,439	2,515	7,188

Obs.: As of 4Q07, we do not consider premiums related to Indiana Seguros S.A, whose interest sale was approved by Susep on December 12, 2007.

In 9M08, there was a y-o-y increase of 21.8% in premiums earned in the insurance segment.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line – %

Retained Claims by Insurance Line – in millions of R$

Insurance Line	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Health	856	872	2,494	1,120	1,118	3,209
Auto/RCF	379	375	1,137	359	365	1,061
Life/AP/VGBL	163	147	468	149	200	535
Basic Lines	53	52	168	80	70	220
Other Lines	52	42	152	74	69	219
Total	1,503	1,488	4,419	1,782	1,822	5,244

Claims Ratio by Insurance Line – %

Selling Expenses by Insurance Line – in millions of R$

Insurance Line	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Health	32	36	98	46	47	134
Auto/RCF	98	101	296	101	95	290
Life/AP/VGBL	73	81	232	89	93	268
Basic Lines	24	19	64	24	24	71
Total	227	237	690	260	259	763

Selling Ratios by Insurance Line – %

Number of Policyholders – in thousands

Obs.1: It includes Mediservice and Bradesco Dental policyholders.
Obs.2: As of 4Q07, we do not consider policyholders related to Indiana Seguros, whose interest sale was approved by Susep on December 12, 2007.

In September 2008, there was a y-o-y increase of 26.1% in the client base.

Rating

At the beginning of June, the risk rating agency Fitch Ratings increased the international Financial Strength rating of Bradesco Seguros from BBB to BBB+ Stable and stated the FFS on the domestic scale as AAA(bra), stable prospect, as a result of the increase of the sovereign credit rating of Brazil to BBB, considered investment grade.

Operational Risk

Grupo Bradesco de Seguros e Previdência, part of the Bradesco Organization, has adapted its methods and activities as part of its permanent commitment to comply with laws and regulations, using methodologies and resources in line with the best market practices - especially those related to risk management.

Thus, in order to comply with the guidelines established by the New Basel Capital Accord (Basel II), provisions of the monetary authority and alignment of definitions related to Solvability II, we performed a survey and analysis of the events related to operating risk. This initiative enabled the improvement in the management and knowledge of losses and their causes. The dissemination of the operating risk management culture on several levels, the disclosure of corporate policies and establishment of ongoing monitoring procedures of exposure levels are inserted in this context.

Awards/Acknowledgments

1 – Bradesco Seguros e Previdência won the Fides award in the Institutional category for the marketing campaign for the 2006 edition of Bradesco Seguros e Previdência’s Christmas tree, with the theme “A Present for the Brazilian Family.” The award, promoted by Fides, considered marketing campaigns of the affiliated insurance companies. The event took place in Ecuador in January.

2 – Grupo Bradesco de Seguros e Previdência was awarded the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company award), for Distinguished Global Insurance Sales. The award is sponsored by Segurador Brasil magazine as a means to acknowledge the leadership, performance and achievements of companies in the insurance sector last year. The award highlights the role of companies and entities in the development and implementation of concepts, products and services for the Brazilian insurance market.

3 – In 2007, Grupo Bradesco de Seguros e Previdência maintained first place in the rankings of the largest insurance groups of Brazil. In the fifth edition of Prêmio Os Melhores Grupos Seguradores do País (The Best Insurance Groups in the Country Award), sponsored by Conjuntura Econômica magazine, edited by the IBRE of FGV, Grupo Bradesco de Seguros e Previdência was also appointed as the leader in the total assets, shareholders’ equity and net income categories.

Sponsorships and Highlights

1 – Bradesco Seguros e Previdência is one of the sponsors of the series of events to be promoted by the Sincor-SP in 2008, to provide opportunities for integration and updating of the professionals who operate in the insurance market.

2 – Bradesco Seguros e Previdência, in a partnership with the Ibmec, formed the second class of the MBA course – Business Management Focused on Insurance. Forty-one employees of Grupo Bradesco de Seguros e Previdência nominated by their managers are part of the class of 2008 and will take part in classes in the period from March to December this year. The purpose of the MBA is to qualify students through courses in the business management area and other areas focused on insurance.

3 – Bradesco Seguros e Previdência, with the purpose of stimulating the quality of life by means of physical activities, sponsored the following sport events:

• The 3ª Corrida Oral-B – Prevenção do Câncer Bucal (3rd Oral-B Race – Oral Cancer Prevention) – the race was part of the 26° Congresso Internacional de Odontologia de São Paulo (26th Odontology International Congress of São Paulo) activities and was the beginning of the street race season in the city.

• A Corrida e Caminhada Contra o Câncer de Mama (The Run and Walk Against Breast Cancer), which occurred in June 8, in Aterro do Flamengo, in Rio de Janeiro – approximately 6 thousand people participated to make women aware of the fast detection and the importance of the self-exam to control breast cancer, the most common cancer among them. The event was created by IBCC.

• The Circuito Corrida e Caminhada da Longevidade (Longevity Run and Walk Circuit) – created in 2007 by Grupo Bradesco de Seguros e Previdência, the initiative aims at stimulating the interest in longevity.

4 – Circuito Cultural Bradesco Seguros e Previdência promoted several cultural manifestations.

• Plays – Otelo, A Noviça Rebelde, No Natal a gente vem te buscar, Tom & Vinícius,Vergonha dos Pés, A Forma das Coisas and 7 – O Musical.

• Music- Series of international concerts realized by Dell’Arte, the marathon of classical music of Rio Folle Journée 2008 and the Jazz All Nights season in Rio de Janeiro, Loucos por Música, in Canecão.

• Plastic Arts – Exhibition Segall Realista, in São Paulo, and the show O Teatro Pitoresco de Debret, in Rio de Janeiro, and 50 Years of Bossa Nova in São Paulo.

Bradesco Saúde

Health Insurance Premiums – Market Share – %

Source: ANS

Net Premiums Written – in millions of R$ (*)

Insurance Line	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Corporate Plan	810	805	2,373	1,069	1,087	3,031
Individual Plan	251	260	762	258	302	818
Total	1,061	1,065	3,135	1,327	1,389	3,849

(*) Includes premiums from Mediservice and Bradesco Dental.

Growth in Technical Provisions for Health – in millions of R$ (*)

(*) Includes provisions of Bradesco Dental.

Number of Policyholders in Health Insurance Lines – in thousands

In September 2008, Bradesco Saúde and Bradesco Dental maintained its outstanding market position in the corporate segment (source: ANS). Brazilian companies are increasingly convinced that health and dental insurance are the best alternatives for meeting their medical, hospital and dental care needs.

More than 24 thousand companies in Brazil have acquired Bradesco Saúde and Bradesco Dental insurance products. Among Brazil’s 100 largest companies in terms of revenue, 34 are clients of both insurance companies. Considering Mediservice, this number increases to 39. (source: Exame magazine’s Melhores e Maiores de Julho de 2008 – Best and Largest List, July 2008).

Together, the three companies have almost 3.7 million clients. The large market share of corporate insurance in this total portfolio (93.2% in September 2008) confirms its high level of expertise and personalization in the corporate plans, a distinct advantage in the supplementary health insurance market.

As of February 22, 2008, Mediservice S.A. started to integrate Grupo Bradesco de Seguros e Previdência, and with a portfolio of more than 270,000 clients, it operates health and dental insurance for corporate clients in the post-payment line.

Awards/Acknowledgments

1 – Bradesco Saúde was acknowledged in the health insurance segment as the most well-rated company according to the Os 100 Melhores Fornecedores para RH 2008 ranking (The Top 100 Best HR Suppliers 2008), promoted by Gestão RH e Editora. Bradesco Saúde was also awarded with the 10 Fornecedores Mais Votados e Melhores Avaliados (10 Most Voted for and Well-Rated Suppliers) trophy, being the only insurance company on the list where the participating companies were voted on regardless of their operational area. The company won both awards for the second consecutive time. The research, conducted between August and November 2007 by means of questionnaires, was conducted with the human resources areas (HR) of the companies listed in the 1,000 Largest Companies and Best Companies to Work For published by Exame magazine.

2 – Bradesco Saúde was granted the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company award), for Distinguished Sales by Health Insurance Line. The award is sponsored by Segurador Brasil magazine as a means to acknowledge the leadership, performance and achievements of the companies in the insurance sector last year. The award highlights the role of companies and entities in the development and implementation of concepts, products and services for the Brazilian insurance market.

3 – Bradesco Saúde ranked first among the largest insurance companies in Brazil in premiums awarded in the fifth edition of the Prêmio Os Melhores Grupos Seguradores do País (The Best Insurance Groups in Brazil Award), sponsored by Conjuntura Econômica magazine, edited by the IBRE of FGV.

Highlight

Bradesco Saúde, in a pioneering initiative, promoted the technical and operational work forum in São Paulo, targeted to hospital employees associated to Anahp. The forum presented the main operational routines of Bradesco Saúde, focused on the Company’s daily relationship with its medical and hospital service providers' network and on routines related to TISS, standard established by ANS in 2007.

Bradesco Dental

Highlight

To give more attention to dental insurance, Grupo Bradesco de Seguros e Previdência structured Bradesco Dental, which is a market leader among the insurance companies that operate in the sector nowadays. In August, Bradesco Dental reached one million policyholders, all of them included in collective policies – corporate and SPG. The company has the strength of the largest insurance conglomerate of Latin America and on the group’s more than 15 years of experience in the dental segment.

Bradesco Auto/RE

Insurance Premiums of Auto/RE – Market Share – %

Source: Susep
Obs.: in 2007, premiums from Indiana Seguros were included.

Growth in Technical Provisions of Auto/RE – in millions of R$

Obs: In 2004, Bradesco Seguros‘ Auto/RE portfolio was merged.
Obs: As of 2007, technical provisions from Indiana Seguros are not included.

Net Premiums Written – in millions of R$

Insurance Line	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Auto/RE	693	912	2,209	711	791	2,155

Number of Policyholders of Auto/RE – in thousands

Obs.: since 4Q07, we are not considering the policyholders related to the company Indiana Seguros, whose sale of equity interest was approved by Susep on December 12, 2007.

Grupo Bradesco de Seguros e Previdência maintained an outstanding position among the main insurance companies in the Brazilian basic line insurance market, with a 7.6% share of total market sales in July 2008 in this area.

In lines related to equity insurance, Bradesco Auto/RE has renewed the insurance programs of its main clients through partnerships with brokers specialized in the segment and proximity to Bradesco Corporate and Bradesco Empresas. The fact that the oil industry had outstanding performance and civil construction had picked up has also contributed to the growth of Bradesco Auto/RE in this segment.

In the insurance of air- and watercraft, the exchange between managers of Bradesco Corporate and Bradesco Empresas has been widely employed, taking advantage of the market increase in the sales of new aircraft, as well as in the maritime segment of watercraft constructions.

The transportation segment is still the primary focus, with essential investments to improve new businesses, especially, among others, the qualification of Transportation Products Managers that will be established in the main Brazilian economic centers, and the creation of Bradesco Cargo System, a complete transport insurance management system on the internet.

In the mass market insurance segment of basic lines, whose products are destined for individuals, self-employed professionals and SMEs, the launch of new products, along with the continuous improvement of methods and systems, have contributed to the growth of the client base. Such increase can be observed mainly in residential and equity insurance, such as Bradesco Seguro Residencial and Bradesco Seguro Empresarial. We would also like to point out the new insurance line destined to support machinery and equipment used in sectors in expansion (such as agriculture, civil construction and industry): Bradesco Seguro Equipamentos, Bradesco Seguro Benfeitorias, Bradesco Seguro Penhor Rural Público and Bradesco Seguro Penhor Rural Privado. These products gained more competitiveness and a new issue process, enabling a faster quoting process and a better use of business opportunities.

Despite strong competition in the Auto/RCF Lines, the insurance company has increased its client base. This is mainly due to the current product improvement and to the creation of products for specific groups. Among these, we can name Bradesco Seguro Exclusivo Cliente Bradesco, for Banco Bradesco’s account holders, Auto Mulher, for the female public, and Auto Corretor, for insurance brokers.

One of the positive factors is the prospect of maintaining new vehicle sales growth, which contributes to an increase the insurance production of this line.

Grupo Bradesco de Seguros e Previdência’s market share of the Auto/RCF portfolio, in July 2008, was 13.0% .

Awards/Acknowledgements

1 – Bradesco Auto/RE Companhia de Seguros was awarded the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company Award), for “Distinction in the Auto/RE Market.” The award is sponsored by Segurador Brasil magazine as a means to acknowledge the leadership, performance and achievements of the companies in the insurance sector last year. The award highlights the role of companies and entities in the development and implementation of concepts, products and services for the Brazilian insurance market.

2 – Bradesco Auto/RE Companhia de Seguros received the Gaivota de Ouro Trophy for “Excellence in the Transportation Portfolio,” in the VII Prêmio Mercado de Seguros (VII Insurance Market Award), sponsored by Seguro Total magazine.

Highlights

1 – In July, Bradesco Auto/RE Companhia de Seguros launched the Smart Seg (Monitored Remote Service in Traffic). This new system of fast assistance to policyholder’s vehicle, by using Segway, an agile and non-polluter mean of transportation, is well suited to light failures, such as battery recharge or tire change.

2 – Bradesco Auto/RE Companhia de Seguros was one of the sponsors of the Seminar “The Challenge of Urban Mobility”, which occurred on August 18th, in Centro de Convenções Millenium, in São Paulo. The seminar, promoted by Anfavea and Sae Brasil, was attended by approximately 250 people and discussed themes on urban mobility challenge, such as planning, urban mobility in cities, public policies and the automobile of the future.

Bradesco Vida e Previdência

Income from Private Pension Plans and VGBL – Market Share – %

Source: Susep

Up to September 2008, total income from private pension plans totaled R$8.0 billion.

People Insurance Premiums (Life and Personal Injuries) – Market Share – %

Source: Susep

Up to September 2008, total income from net premiums written amounted to R$1.5 billion.

Growth in Technical Provisions – in millions of R$

Technical provisions of Bradesco Vida e Previdência in September 2008 reached R$54.5 billion, of which R$26.7 billion was for VGBL, R$25.4 billion for supplementary private pension plans and R$2.4 billion for life, personal injury and other lines, a y-o-y increase of 15.0% .

Private Pension Plans and VGBL Investment Portfolios – Market Share – %

Source: Fenaprevi

In September 2008, the investment portfolio of Bradesco Vida e Previdência reached R$56.6 billion, of which R$54.3 billion came from private pension plans and VGBL and R$2.3 billion came from life and personal injury and other lines.

Number of Participants – in thousands

Number of Life Insurance and Personal Injury Policyholders – in thousands

Due to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership of both markets in which it operates, with a 35.3% share of income from private pension plans and VGBL and a 16.6% share of personal insurance premiums.

Bradesco is also sole leader in VGBL plans, with a 37.4% share, and in PGBL, with a 26.2% share (sources: Fenaprevi – data accumulated up to July 2008).

The number of Bradesco Vida e Previdência clients grew by 27.0% in September 2008 compared to September 2007, surpassing the record of 1.9 million private pension plans and VGBL participants and 16.6 million life and personal injury insurance policyholders. This significant increase was prompted by the strength of the Bradesco brand and by the use of appropriate management and sales policies.

In July 2008, the portfolio of investments in private pension plans and VGBL totaled R$53.9 billion, comprising 38.9% of all market resources.

Awards/Acknowledgements

1 – Bradesco Vida e Previdência won awards in 3 categories of the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company Award): Best Global Performance in Private Pension Plan; Distinguished Sales by Life Insurance Line; and Distinguished Global Sales in Private Pension Plans. The Brazilian Insurance Company Award is an initiative of Segurador Brasil magazine. The technical evaluation was prepared by economist Luiz Roberto Castiglione and takes into account the number of awards obtained by insurance companies, from November 2006 to November 2007.

2 – Bradesco Vida e Previdência was awarded as the largest company in net income and Brazil’s best insurance group in the supplementary pension plan segment. The award is sponsored by Conjuntura Econômica magazine of FGV. The award criteria were based on the economic-financial performance of the companies last year.

3 – Bradesco Vida e Previdência was chosen the Best Supplementary Pension Plan Company of 2007 by Gazeta Mercantil, based on an analysis of Austin Rating, the first national company to grant ratings in Brazil.

4 – Bradesco Vida e Previdência is the only Brazilian company recognized at the “Regional Educational Achievement Awards 2007”. The awards are LOMA’s public recognition to companies that maintain significant professional development and qualification plans, investing in the development of their employees, of the industry and in the qualification of their markets.

Bradesco Capitalização

Bradesco Capitalização’s outstanding position in the certificated savings plans market is the result of its transparent operating policy, which is focused on adjusting its products to meet the potential consumer demand.

Regionally, Bradesco Capitalização is a leading company in two Brazilian states: with a 29.29% market share in Amazonas and 25.72% in São Paulo, according to the latest figures for July 2008 disclosed by Susep.

Aiming at offering the bond that best suits its clients’ profiles and budgets, a number of products were developed that vary in accordance with the type of payment (single or monthly), contribution term, regularity of drawings and related prize amounts. That phase was mainly characterized by its proximity to the public via the consolidation of Pé Quente Bradesco family products.

We would also like to highlight the performance of social-environmental products. Among them, it is worth mentioning the following: Pé Quente Bradesco SOS Mata Atlântica, which, in addition to enabling the formation of a financial reserve, contributes to reforestation projects of the Fundação SOS Mata Atlântica; Pé Quente Bradesco Instituto Ayrton Senna, whose great competitive advantage is the designation of a percentage of the amount collected with bonds for social projects of the Instituto Ayrton Senna, as well as Pé Quente Bradesco O Câncer de Mama no Alvo da Moda (Fashion Targets Breast Cancer), by means of which the client contributes to the development of projects for prevention, early diagnosis and treatment of cancer in Brazil, since part of the amount collected is given to the IBCC; and Pé Quente Bradesco Amazonas Sustentável, whose part of amount collected is allocated to Fundação Amazonas Sustentável, which develops programs and projects related to environmental preservation and sustainable development.

Rating

Bradesco Capitalização S.A. is currently graded ‘brAAA Stable’ by Standard & Poor’s and is maintained as the only company in the certificated savings plans segment with this rating. The solid financial and equity protection standard that Bradesco Capitalização ensures to its clients contributed to this result.

Quality Management System

Bradesco Capitalização S.A. maintains its quality management system according to the ISO 9001:2000 version within the scope of “Bradesco Certificated Savings Plans Management.” Granted by Fundação Vanzolini, this certification shows the quality of its internal processes and confirms the principle which is the origin of Bradesco Certificated Savings Plans: good products, good services and permanent evolution.

Income from Certificated Savings Plans – Market Share – %

Source: Susep

Technical Provisions for Certificated Savings Plans – Market Share – %

Source: Susep

Growth in Technical Provisions for Certificated Savings Plans – in millions of R$

Due to the growing fortification of the volume of technical provisions, Bradesco Capitalização reached the amount of R$2.6 billion in September 2008, and according to July 2008 data released by Susep, it holds 20.5% of the total volume of technical provisions in the market.

Such results convey safety and reaffirm its financial solidity and ability to honor commitments to its clients.

Number of Certificated Savings Plans Clients – in thousands

As a result of a policy of building customer loyalty, focused on the quality of customer service and on offering innovative products, Bradesco Capitalização ended the 3Q08 with nearly 2.5 million clients, which represented an growth of 9% compared to September 2007.

Outstanding Traditional Certificated Savings Plans – in thousands

Outstanding Certificated Savings Plans “Incentive” (With Transfer of Drawing Participation Right) – in thousands

Total Outstanding Certificated Savings Plans – in thousands

The portfolio includes 14.9 million outstanding certificated savings plans. Out of this total, 32.8% are represented by traditional plans sold at the branch network and in the convenience channels Bradesco Dia&Noite. This portfolio had a growth of 9% compared to September 2007. The other 67.2% of the portfolio is represented by plans of the Incentive type (transfer of drawing participation rights), such as the partnerships with Bradesco Cartões, Bradesco Vida e Previdência, Bradesco Auto/RE etc. Considering that the purpose of this type of certificated savings plans is to add value to partners’ products or even to provide incentives for customer payments, these plans are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Acknowledgments

1 – Bradesco Capitalização received the 2o Prêmio Brasil de Meio Ambiente (2nd Brazil Environmental Award) for the Best Work in Environment Communication Program, with the product Pé Quente Bradesco SOS Mata Atlântica. The award, which is sponsored by the Jornal do Brasil newspaper, was created to encourage the continuity and the expansion of environmental awareness in Brazil. It is for artists and public and private institutions of several sectors which perform an essential and active role in relation to the environment. The prizewinners are chosen by the CNI.

2 – Bradesco Capitalização won the Prêmio Segurador Brasil 2008 (2008 Brazilian Insurance Company Award) in the Marketing 10 and Entrepreneurs in the Certificated Savings Plan Area categories. The award is sponsored by Segurador Brasil magazine as a way to acknowledge the leadership, performance and achievements of insurance companies last year. It highlights the role of the companies and entities in the development and implementation of concepts, products and services for the Brazilian insurance market.

3 – Bradesco Capitalização received the Dr. Oswaldo Cruz Award in the category Education and Social/Environmental Responsibility. Ibrasi and SBACE, sponsors of the award, chose it in recognition of the launch of certificated savings plans which allocate part of the revenues of the sale of these products to programs aimed at quality of life of Brazilians.

Highlights

1 – On February 12, in the city of Piracicaba (State of São Paulo), Bradesco Capitalização, in partnership with Fundação SOS Mata Atlântica, opened a community nursery where 250 thousand seedlings of over 80 different kinds of native trees can be raised. They will be planted on properties in the region, mainly in areas of Atlantic Forest reforestation. These trees will allow the complete neutralization of CO2 (carbon dioxide) emissions derived from the work of more than 84,000 employees of Bradesco Organization.

2 – On March 10, Bradesco Capitalização launched the certificated savings plan Pé Quente Bradesco Amazonas Sustentável. The product, created in partnership with Fundação Amazonas Sustentável, grants part of the amount collected on behalf of the Fundação to environmental preservation and sustainable development programs and projects. With this new product, Bradesco Capitalização strengthens its social-environmental commitment, which already includes partnerships with Fundação SOS Mata Atlântica, the IBCC and the Instituto Ayrton Senna.

3 – From May 30 to June 1, Bradesco Capitalização hosted the 4th edition of Viva a Mata at the Parque do Ibirapuera, in São Paulo. Held during the week that celebrates the Atlantic Forest Day (May 27), the event had several activities such as lectures, debates and thematic stands.

Banco Finasa BMC

Consolidated Balance Sheet

	in millions of R$

	2007 (3)		2008 (4)

	June	September	June	September

Assets
Current and Long-Term Assets	24,577	27,282	44,056	50,843
Funds Available	10	8	3	3
Interbank Investments	775	1,274	11,541	16,455
Securities and Derivative Financial Instruments	1,059	278	311	371
Interbank Accounts	28	34	70	20
Loan and Leasing Operations	21,633	24,396	30,195	32,017
Allowance for Loan Losses	(1,147)	(1,246)	(1,610)	(1,715)
Other Receivables and Other Assets	2,219	2,538	3,546	3,692
Permanent Assets (1)	1,915	1,987	78	78
Total	26,492	29,269	44,134	50,921

Liabilities
Current and Long-Term Liabilities	24,902	27,689	32,105	38,689
Demand, Time and Interbank Deposits	22,987	26,336	30,317	36,608
Federal Funds Purchased and Securities Sold under Agreements to
Repurchase and Funds from Issuance of Securities	903	95	–	–
Interbank Accounts	2	2	8	5
Borrowing and Onlending	110	82	–	–
Derivative Financial Instruments	21	23	–	–
Other Liabilities	879	1,151	1,780	2,076
Deferred Income	17	18	24	43
Shareholders’ Equity (2)	1,573	1,562	12,005	12,189
Total	26,492	29,269	44,134	50,921

(1) Investment Reduction in March 2008: Banco Bradesco acquired an interest of 34.6% in Banco Alvorada, which belongs to Banco Finasa S.A.
(2) The Special Shareholders’ Meetings held on March 3, 2008 and April 3, 2008 resolved on the capital increase in the amount of R$5 billion, respectively, totaling R$10 million.

Consolidated Statement of Income

	in millions of R$

	2007 (3)			2008 (4)

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Income from Financial Intermediation	1,734	1,825	5,272	2,047	2,072	6,557
Financial Intermediation Expenses	(950)	(1,059)	(2,917)	(908)	(974)	(3,408)
Financial Margin	784	766	2,355	1,139	1,098	3,149
Provision for Loan Losses	(330)	(344)	(964)	(418)	(427)	(1,288)
Gross Income from Financial
Intermediation	454	422	1,391	721	671	1,861
Other Operating Income/Expenses	(282)	(395)	(1,029)	(457)	(340)	(1,250)
Operating Income	172	27	362	264	331	611
Non-Operating Income	(2)	(4)	(8)	(75)	(50)	(165)
Income before Taxes and Contributions	170	23	354	189	281	446
Taxes and Contributions on Income	(24)	(40)	(103)	(74)	(95)	(148)
Net Income	146	(17)	251	115	186	298

(3) Bound data for comparison purposes.
(4) Already considers the merger of Finasa into BMC, according to the Meeting on April 30, 2008.

Profile

Banco Finasa BMC offers consumer sale financing lines for the acquisition of passenger or cargo vehicles, as well as other goods and services, in addition to offering leasing, traditional personal and loan operations, deductible loans, operating as Bradesco’s financing company.

Finasa Segment

Finasa specializes in consumer sale financing lines for the acquisition of passenger and cargo vehicles, as well as other goods and services, in addition to leasing operations and personal loans.

It operates in the granting of financing segment and also in the strategy of entering into operational agreements with large car makers, as well as auto, truck and implements resale, in addition to important retail chains.

BMC Segment

BMC specializes in deductible loans for INSS retirees and pensioners, payroll of companies of the federal, state and municipal public sector, employees of private sector companies, CDC of used vehicles and secured transaction loans.

It operates by means of correspondent banks. In the second quarter, also through correspondent banks, it started granting payroll-deductible loans in branches of Banco Bradesco (Synergy Project) and granting payroll-deductible loans of private sector companies (Federal Government Project) focused on companies which compose the portfolios of Bradesco Empresas and Corporate segments.

Operation Strategy

The Finasa and BMC segments, operating in a different manner, mainly in partnership with stores and retailers, complete the distribution network of the Bradesco Organization’s financial products.

For its new business prospects, the Finasa segment hires the services of Finasa Promotora de Vendas, a wholly-owned subsidiary of Banco Finasa BMC, through its 216 branches established nationwide and a structure of business partners; on the other hand, the BMC segment uses its specialized team and prospective opportunities markets. It is currently operating with 1,078 correspondent banks whose distribution includes all Brazilian states.

Operating Performance

Finasa

In the 3Q08, the Finasa segment totaled to R$28.590 billion from its financing portfolio/vehicle leasing and personal loan, a growth of 25.2% over the same period in 2007. We would like to point out the leasing portfolio which grew by 285.3%, from R$2.867 billion to R$11.048 billion as a result of the strategy of assembling a team focused on serving large concessionaires/vehicle retailers, resulting in an increase in the granting of financing in this type.

BMC

In the 3Q08, the segment totaled R$3.427 billion in loans and financing portfolio with a growth of 119.3% compared to the same period of 2007. The highlight was the payroll-deductible loans portfolio, which enjoyed growth of 96.5%, increasing from R$1.206 billion in September 2007 to R$2.370 billion, a result of the strategy and structuring of the team dedicated to agreements with INSS, government bodies and private companies, with the consequent increase of granting of funds in this modality. The production of new business increased from an average of R$260.9 million/month in the 3Q07, to R$296.8 million/month in the same period of 2008, with a growth of 13.7% .

During the quarter, loan operations of payroll-eductible loans were granted in the amount of R$157.3 million. Incorporating the operations granted, total loan operations would be R$4.619 billion, with a growth of 56.8% on the same period of 2007.

Evaluation of Results

Net income in the period from January to September 2008 was R$298 million, representing a growth of 18.7% compared to the same period of the previous year.

Banco Finasa BMC closed 3Q08 with shareholders’ equity of R$12.189 billion.

Banco Bradesco BBI

Balance Sheet

	in millions of R$

	2007		2008

	June	September	June	September

Assets
Current and Long-Term Assets	1,418	2,244	6,312	6,711
Funds Available	–	–	–	2
Interbank Investments	728	538	5,122	5,627
Securities and Derivative Financial Instruments	526	1,541	1,022	954
Interbank Accounts	–	–	26	–
Other Receivables and Other Assets	164	165	142	128
Permanent Assets (1)	250	269	481	1,401
Total	1,668	2,513	6,793	8,112

Liabilities
Current and Long-Term Liabilities	379	1,183	2,220	2,527
Time Deposits	–	–	1,578	1,807
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	226	1,015	232	253
Derivative Financial Instruments	52	58	313	325
Other Liabilities	101	110	97	142
Shareholders’ Equity (2)	1,289	1,330	4,573	5,585
Total	1,668	2,513	6,793	8,112

(1) Merger of total shares of Ágora Holdings S.A., changed into wholly-owned subsidiary, pursuant to Special Shareholders’ Meeting held on September 17, 2008.
(2) Capital increase in the amount of R$60.3 million on April 28, 2008, R$3.0 billion on June 30, 2008 and R$346.2 million on September 17, 2008, pursuant to the Special Shareholders’ Meetings of these dates.

Statement of Income

	in millions of R$

	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Income from Financial Intermediation	28	53	120	70	188	292
Financial Intermediation Expenses	(5)	(19)	(31)	(53)	(60)	(127)
Gross Income from Financial
Intermediation	23	34	89	17	128	165
Other Operating Income/Expenses	2	23	43	48	23	86
Operating Income	25	57	132	65	151	251
Taxes and Contributions on Income	–	(14)	(24)	(10)	(46)	(64)
Net Income	25	43	108	55	105	187

Banco Bradesco BBI S.A. is the company responsible for the development of operations in the variable income, fixed income, structured operations, mergers and acquisitions, project financing and treasury segments.

Variable Income

In September 2008, BBI ranked 6th in Anbid’s Origination and Distribution ranking, by volume, in variable income in the domestic market. In the 3Q08, characterized by a significant decrease in share offering operations, we would like to highlight our participation as coordinators and joint-bookrunners in the public offering of shares of Cia. Vale do Rio Doce, in the amount of R$19.4 billion.

Fixed Income

In September 2008, pursuant to Anbid’s Origination and Distribution ranking, BBI ranked second, by volume, in fixed income in the domestic market. In 3Q08 we highlight our participation as lead manager of the promissory notes of Bradespar S.A., in the amount of R$1.4 billion, the debentures of Trisul S.A., in the amount of R$200 million, the debentures of Companhia de Gás de São Paulo –Comgás, in the amount of R$100 million, the debentures of Localiza S.A., in the amount of R$300 million and in the issuance of debentures of Companhia de Concessões Rodoviárias, in the amount of R$300 million. We also participated as managers of the debentures of MRV Engenharia e Participações S.A., in the amount of R$300 million, and the promissory notes of Telemar Norte Leste S.A., in the amount of R$3.6 billion.

Structured Operations

BBI develops structures used to segregate credit risks through securitization, using SPEs, loan assignments with shared risk, FIDCs, CRIs and MEDIUM- and long-term financing, structured based on receivables and/or other collaterals.

Additionally, by means of structured financing, BBI provides custom-built solutions in order to enable the most diverse strategic options for corporate expansion and growth, such as pre-IPO financing and acquisition finance, among others.

Our financial advising comprises the identification of the most adequate funding for the transaction, its structuring and implementation, the obtainment of bridge loans, and the intermediation of contact with potential strategic investors who are interested in transferring capital, when necessary.

In 3Q08, we worked on the development and implementation of complex leverage structures, which allowed for the acquisition operations such as: the Frango Assado restaurant network by investment fund Advent International, and the Montelac Alimentos S.A. dairy company by Indústria de Alimentos Nilza S.A.

Mergers and Acquisitions

BBI advises important clients on mergers, acquisitions, joint ventures, corporate restructuring and privatization operations.

According to the latest Announcement Ranking published by Anbid in June 2008, we ranked 1st by number of operations. Among the operations, we highlight: advisory services to Bovespa Holding S.A. in the merger with Bolsa de Mercadorias e Futuros S.A., American Banknote in the acquisition of Interprint, AMC Têxtil in the acquisition of four companies of TF Modas Group, owner of Forum and Triton brands, among others, and to Bradesco in the acquisitions of Ágora Holdings and Mediservice Administradora de Planos de Saúde.

In this 3rd quarter, we highlight:

• Advisory services in the structuring and financial support to Rede Energia asset swap operation through which Rede Energia acquired Enersul Energias do Brasil;

• Advisory services to Advent International investment fund in the acquisition of Frango Assado network;

• Advisory services to Odebrecht Investimentos em Infra-Estrutura Ltda., in the acquisition of Águas de Cachoeiro S.A. (Citágua); and

• Advisory services to Alesat Combustíveis S.A. in the acquisition of Polipetro Distribuidora de Combustíveis Ltda.

Project Financing

BBI has a solid track record playing the role of financial advisor and structurer for several projects in the project and corporate finance categories, always seeking the best financing solution for projects in several sectors of the economy. BBI has an excellent relationship with several different promotion agencies, such as BNDES, BID and IFC.

In the 3Q08, BBI continued to provide financial advisory and/or structuring services for several projects, mainly: (i) Santo Antônio Hydroelectric Power Plant, with installed capacity of 3,150 MW, belonging to Madeira River Complex; (ii) port complexes sponsored by LLX Logística; and (iii) expansion project of the sanitary sewage system of Rio das Ostras (RJ), in the PPP – Administrative Concession type; among others.

Treasury

BBI’s treasury is complete, acting in the domestic and foreign markets, and comprised of the following areas:

Sales & Distribution

– team responsible for the origination and distribution, domestically and abroad, of fixed income products in the primary and secondary markets. Interest rate, currency, commodities and credit derivatives comprise, materially, the range of products provided to our clients.

Markets

– management of BBI’s owner position in different markets, focused on making the operations available to the clients.

Structured Products

– creation and structuring of tailor-made products and transactions involving treasury products, meeting different client demands.

Economic Analysis

– team responsible for the total support to treasury operations, contributing with detailed and deep analysis of global economic subjects.

Leasing Companies

As of September 30, the Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, Zogbi Leasing S.A. Arrendamento Mercantil and Bankpar Arrendamento Mercantil S.A., besides the leasing portfolio of Banco Finasa BMC S.A., which is directly shown in its financial statements.

Aggregated Balance Sheet

	in millions of R$

	2007		2008

	June	September	June	September

Assets
Current and Long-Term Assets	34,414	35,474	45,282	46,510
Interbank Investments	29,704	30,182	36,589	36,197
Securities and Derivative Financial Instruments	983	1,093	1,189	1,229
Leasing Operations	2,977	3,451	6,598	8,199
Allowance for Loan Losses	(114)	(121)	(197)	(252)
Other Receivables and Other Assets	864	869	1,103	1,137
Permanent Assets	70	55	59	54
Total	34,484	35,529	45,341	46,564

Liabilities
Current and Long-Term Liabilities	31,728	32,704	42,258	43,271
Federal Funds Purchased and Securities Sold under Agreements to
Repurchase and Funds from Issuance of Securities	29,895	30,730	40,000	41,286
Borrowing and Onlending	331	424	595	676
Subordinated Debts	619	618	617	316
Other Liabilities	883	932	1,046	993
Shareholders’ Equity	2,756	2,825	3,083	3,293
Total	34,484	35,529	45,341	46,564

Aggregated Statement of Income

	in millions of R$

	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Income from Financial Intermediation	1,319	1,354	3,979	1,915	2,353	5,875
Financial Intermediation Expenses	(1,197)	(1,226)	(3,609)	(1,761)	(2,173)	(5,406)
Financial Margin	122	128	370	154	180	469
Allowance for Loan Losses Expenses	(8)	(10)	(19)	(44)	(56)	(122)
Gross Income from Financial
Intermediation	114	118	351	110	124	347
Other Operating Income/Expenses	(7)	(15)	(38)	(8)	178	164
Operating Income	107	103	313	102	302	511
Non-Operating Income	14	(2)	12	(1)	18	16
Income before Taxes and Contributions	121	101	325	101	320	527
Taxes and Contributions on Income	(39)	(28)	(102)	(34)	(110)	(180)
Net Income	82	73	223	67	210	347

Leasing Operations Performance – Aggregated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa BMC S.A.

On September 30, aggregated leasing operations brought to present value totaled R$19.2 billion (*). Banco Finasa BMC’s leasing portfolio is mainly comprised of vehicle operations for individuals.

According to the ABEL, the Bradesco Organization’s leasing companies are positioned amongst sector leaders, with a 17.73% share of this market (reference date: August 2008). This good performance is a result of its branch network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the transportation vehicles and machinery/equipment industries.

The following graph presents the breakdown of Bradesco's aggregated leasing portfolio by type of asset:

Portfolio by Type of Asset

(*) It includes leasing operations of Banco Finasa BMC.

Bradesco Consórcios

Management Company

Balance Sheet

	in millions of R$

	2007		2008

	June	September	June	September

Assets
Current and Long-Term Assets	315	360	450	522
Securities	308	353	440	511
Other Receivables	7	7	10	11
Permanent Assets	6	8	12	14
Total	321	368	462	536

Liabilities
Current and Long-Term Liabilities	113	124	116	143
Dividends Payable	75	76	70	70
Amounts Refundable to Former Groups Now Closed	7	7	8	20
Other Debits	31	41	38	53
Shareholders’ Equity	208	244	346	393
Total	321	368	462	536

Statement of Income

	in millions of R$

	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Fee and Commission Income	61	66	185	79	83	234
Taxes Payable	(6)	(7)	(20)	(8)	(9)	(24)
Interest Income	8	9	25	11	15	35
Administrative Expenses
(Including Personnel Expenses)	(7)	(8)	(22)	(7)	(8)	(23)
Selling Expenses	(5)	(7)	(16)	(11)	(12)	(30)
Other Operating Income/Expenses	1	2	4	1	2	5
Income before Taxes and Contributions	52	55	156	65	71	197
Taxes and Contributions on Income	(18)	(19)	(54)	(22)	(24)	(67)
Net Income	34	36	102	43	47	130

Consortium Groups

Balance Sheet

	in millions of R$

	2007		2008

	June	September	June	September

Assets
Current and Long-Term Assets	2,686	2,908	3,560	3,751
Amount Offset	13,301	13,932	17,019	18,563
Total	15,987	16,840	20,579	22,314

Liabilities
Current and Long-Term Liabilities	2,686	2,908	3,560	3,751
Amount Offset	13,301	13,932	17,019	18,563
Total	15,987	16,840	20,579	22,314

Operating Overview

Bradesco Consórcios sells automobiles, trucks, tractors, agricultural implements and real estate, according to the rules of the Bacen.

For the sale of plans offered, the company relies on the Banco Bradesco branch network, responsible for the increase in Bradesco Consórcios’ share in the consortium purchase plan market. The variety of plans, coverage, safety and seriousness with which they are traded, associated with the Bradesco brand, are important advantages in the expansion of sales.

In January 2008, Bradesco Consórcios celebrated five years, holding an outstanding position in the consortia market, and is currently the leader in the two main segments, real estate and automobiles, a position achieved in its second year of activity and with an impressive amount of more than R$5 billion of assets paid to clients.

In May 2008, it ranked 3rd in the segment of trucks, tractors and agricultural implements and in September it reached a record of 18,244 active quotas, with a growth of 92.8% compared to December 2007, continuing to move towards success also in this segment.

In 3Q08, more than 39.7 thousand quotas were sold, registering a record growth of 50.1% y-o-y.

Market

The results recorded by the Consortium System in the 1H08 showed records in several sectors, such as real estate, motorcycles, light and heavy vehicles. Despite the deceleration in the industry and trading, consortia have been presenting increasing figures.

The transportation sector has been serving as a thermometer of the economy, presenting significant growth. In consortia of heavy vehicles, which mainly comprise trucks, semitrailer trucks and buses, there was a 56.3% increase in the trade of new quotas. 1H08 figures totaled 24 thousand, and Bradesco Consórcios contributed with 25% of this market.

Bradesco has been attaining a larger market share in the segments where it operates, as shown in the charts below:

Market Share – Real Estate Consortium – %

Source: Brazilian Central Bank
Obs.: The market share of ABN and Itaú in August 2007 was not disclosed.

Market Share – Automobile Consortium – %

Source: Brazilian Central Bank.
Obs.: ABN’s market share for August 2007 was not disclosed.

Market Share – Trucks, Tractors and Agricultural Implements Consortium – %

Source: Brazilian Central Bank

Leadership

According to a strategy defined by the Organization, Bradesco Consórcios leads the vehicle and real estate segments, focusing on an outstanding position in the segment of trucks, tractors and agricultural implements.

In the real estate segment, we ended September with 140,061 active quotas. In the vehicle segment, we ended with 181,377 active quotas, consolidating our leadership.

In the trucks, tractors and agricultural implements segment, we ended with 18,244 active quotas, moving up in May 2008 from 6th to 3rd place in the ranking of Bacen. The public is getting to know the advantages of acquiring assets, such as trucks and tractors, by means of a consortium, enabling us to attain this rank.

The conquest and consolidation of our leadership (real estate and vehicle) are results of ongoing and determined efforts, motivated by the enthusiasm and strength of the Bradesco branch network.

Bradesco Consórcios also points out its continuous actions to increasingly improve its services. For example, we have made significant investments in the qualification of employees throughout the year, following a strong program to keep the sales team informed and trained.

As a result of all these actions, users in general find a safe information source offered with customized assistance via internet. Bearing witness to that, our website is among the most visited in the last years.

Segmentation

Banco Bradesco’s entry into this market is part of its strategy to offer the most complete range of product and service options to more than 19 million clients to provide all social classes with the opportunity to purchase items at accessible prices through the consortium quota system, filling a market gap.

Aiming at fully meeting the needs of its clients in 2007, Bradesco Consórcios increased from 120 to 144 months the term of the real estate consortia plans, and from 60 to 72 months the term for the automobile plans, without changing the current rates. Thus, the product became even more attractive, since, by increasing the term, the value of the installments was reduced. In addition, there was a change in the real estate credit ranges offered, which started being from R$30 thousand to R$300 thousand, providing more options to the interested parties.

Operating Performance

The distinct method of trading products (real estate, automobiles and trucks), with a specialized and focused team, provided Bradesco Consórcios with a q-o-q growth of 30.6% in 3Q08.

The freedom of choice of the asset is one of the main a q-o-q characteristics of the plans sold by Bradesco, once the consortium holder has total freedom to choose at the moment of the drawing, according to the value of the letter of credit.

In the 3Q08, 121 groups were inaugurated and 39.7 thousand consortium quotas were sold, resulting in 50.1% growth y-o-y. Up to September 2008, we recorded accumulated sales higher than R$12.7 billion and 194 thousand draws, which, in turn, involved 151.3 thousand assets delivered and includes 1,969 groups in progress.

Number of Active Consortium Quotas

Total of Active Consortia Quotas

Number of Consortium Quotas Sold

Total of Consortium Quotas Sold

Number of active quotaholders comprising the 10 largest real estate consortium management companies

Source: Brazilian Central Bank
Obs.: Itaú and ABN were not included in the ranking of the 10 largest managers in August 2007.

Number of active quotaholders comprising the 10 largest auto segment consortium management companies

Source: Brazilian Central Bank
Obs.: ABN was not included in the ranking of the 10 largest managers in August 2007.

Number of active quotaholders of the 10 largest consortium management companies in the truck, tractor and agricultural implement segment

Source: Brazilian Central Bank

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet

	in millions of R$

	2007		2008

	June	September	June	September

Assets
Current and Long-Term Assets	184	548	621	689
Interbank Investments	54	80	80	56
Securities	77	111	244	239
Other Receivables	53	357	297	394
Permanent Assets	42	45	114	117
Total	226	593	735	806

Liabilities
Current and Long-Term Liabilities	132	486	457	515
Other Liabilities	132	486	457	515
Shareholders’ Equity	94	107	278	291
Total	226	593	735	806

Statement of Income

	in millions of R$

	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Income from Financial Intermediation	5	5	15	9	12	27
Gross Income from Financial
Intermediation	5	5	15	9	12	27
Other Operating Income/Expenses	12	10	29	14	8	34
Operating Income	17	15	44	23	20	61
Non-Operating Income (*)	–	–	–	23	–	23
Income before Taxes and Contributions	17	15	44	46	20	84
Taxes and Contributions on Income	(6)	(5)	(15)	(16)	(7)	(29)
Adjusted Net Income	11	10	29	30	13	55

(*) Preferred shares redemption by Bovespa Holding.

Bradesco Corretora ended September 2008 ranked 12th in the Bovespa accumulated market ranking of the 84 participating brokerage firms. In 3Q08, 44,258 investors were served, and 684,470 shares calls and put orders were executed, summing up a financial volume corresponding to R$15.488 billion. Bradesco Corretora has been participating with Bovespa in the event Bovespa vai até você (Bovespa Goes to You), to popularize the stock market.

In 3Q08, Bradesco Corretora traded 1,061 thousand contracts at the BM&F, with a financial volume of R$82,280 million, reaching the 25th position in the ranking among the 66 participating brokerage firms. With more than 40 years of tradition and efficiency in capital markets, Bradesco Corretora was the first brokerage firm in the market to make available to its clients the Direct Market Access. DMA is an innovative order routing service via computer, which allows the investor to carry out asset purchase and sale operations directly in BM&F’s market, with all convenience and safety, without leaving his/her home or office.

By means of DMA, Bradesco Corretora also starts to provide:

• More autonomy when investing, i.e., the client himself controls the execution of its orders, with no intermediaries and full confidentiality;

• Quickness and agility, by sending an automatic confirmation of executed orders;

• Online market follow-up, enabling the prompt identification and a better use of good business opportunities.

In 3Q08, the retail area of Bradesco Corretora continued the expansion process of activities to improve and better serve individual clients interested in variable income products, promoting the increase of the staff, personal training and investments in the systems which subsidize its activities and the inauguration of new share rooms.

Home Broker Bradesco had a volume of R$5,342 million traded in the demand market of Bovespa in the period, with 1,163,455 orders received, of which 534,427 were executed, maintaining the 2nd position in the annual ranking of home broker dealers at Bovespa’s markets. The client base on September 30, 2008 totaled 163,565 internet users, with growth of 6.5% compared to June 30, 2008, representing an increase of 9,954 new registrations. The customer service team answered 87,490 calls and received in the same period 14,923 e-mails answered in a maximum of 24 hours.

We notice that new investors are increasingly trying to get to know the stock market, despite the crisis in the United States, and the internet provides easy access to the stock market at a lower cost.

In 3Q08, Bradesco Corretora inaugurated share rooms in São José do Rio Preto and São Paulo, for a total of fifteen units.

Bradesco Corretora has made all efforts to provide better service conditions to the entire branch/segment network. We point out the strong support to clients in 3Q08, considering the period of uncertainty and global financial market risk. Below we listed the main actions implemented:

– 39 Managerial Development courses to Prime, Varejo and Empresas managers via the Training Department-Headquarters;

– 54 Events aimed at clients, 78 committees focused on branch managers and 98 conference calls focused on branch managers; and

– Support to managers of all segments in visits to clients.

Bradesco Corretora was granted the Quality System – ISO 9001:2000 re-certification by Fundação Carlos Alberto Vanzolini, after audit carried out in September of Sana, Home Broker and BM&F systems.

During 3Q08, Bradesco Corretora continued its expansion in the work with investment clubs, increasing the number by thirteen new clubs registered at BM&FBovespa, totaling 35 investment clubs and equity value of approximately R$12 million.

During 3Q08, operation desks of New York and London increased their business volume with foreign institutional investors and through entering of new clients, despite the negative effects in the Brazilian stock market as a result of the global loan crisis. We still develop commercial activities by means of road-shows with publicly-held companies and with our investment analysts and desk operators, going to several cities in the United States and Europe to discuss investment opportunities in the Brazilian stock market and present our services. The quarter was characterized by a high volatility in global stock markets, general drop in share prices, especially in emerging markets, and the decrease of total traded volumes. In spite of this unfavorable environment, Bradesco Corretora’s revenues for North-American and European investors kept increasing, which proves the quality of our services and the great business potential in international area.

Bradesco Corretora offers to its clients a complete investment analysis service with coverage of the main sectors and companies of the Brazilian market. We started to cover seven companies in 3Q08, already incorporating twenty new companies in 2008 to our coverage universe, a process which will continue in the next quarters. Our team of analysts is composed of nineteen sector specialists (senior analysts and assistants) who disclose their opinions to clients in an equitable way by means of follow-up reports and guides of shares with a wide basis of projections and multiples of comparison. Besides counting on analysis of the team of economists of Banco Bradesco, the brokerage firm counts on its own economic team dedicated to the specific demand of the brokerage firm’s clients, focusing on the universe of the stock market.

It also offers the Programa Tesouro Direto (Direct Treasury Program) that allows individual clients to invest in federal government bonds via the internet; all they have to do is register at Bradesco Corretora via the website www.bradesco.com.br.

Net income recorded up to 3Q08 amounted to R$13 million.

On September 30, 2008, shareholders’ equity reached R$291 million, equivalent to 36.1% of total assets that added up to R$806 million.

Trading on BM&FBovespa

	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Markets – BM&F
Ranking	26th	25th	29th	25th	25th	23th
Contracts Traded (in thousands)	1,089	1,015	2,901	942	1,061	3,119
Financial Volume (in millions of R$)	79,866	71,537	201,273	66,482	82,280	232,133

Markets – Bovespa
Ranking	13th	10th	13th	12th	15th	12th
Number of Investors	31,697	34,685	92,422	102,939	44,258	151,152
Number of Orders Executed	455,475	556,071	1,376,153	165,165	150,043	441,678
Financial Volume (in millions of R$)	13,015	14,976	37,444	22,087	15,488	56,440

Bovespa Markets – Home Broker
Ranking	2nd	3rd	2nd	2nd	2nd	2nd
Number of Registered Clients	80,790	91,576	91,576	153,611	163,565	163,565
Number of Orders Executed	359,888	447,293	1,088,760	683,124	534,427	1,841,920
Financial Volume (in millions of R$)	3,142	3,779	8,996	7,535	5,342	18,827

5 - Operational Structure

Corporate Organization Chart

Main Shareholders

(1) Bradesco`s management (Board of Executive Officers and Board of Directors) comprises the Presiding Board of Fundação Bradesco, maximum Deliberative Body of this Entity.
Reference Date: September 30, 2008

Main Subsidiaries and Affiliated Companies

Reference Date: September 30, 2008

Administrative Body

Reference Date: September 30, 2008

Main Ratings – Bank

	Fitch Ratings								Moody's Investors Service								Standard & Poor’s						Austin Rating
	International Scale						Domestic Scale		International Scale					Domestic Scale		Financial Soundness	International Scale — Counterparty Rating				Domestic Scale		Domestic Scale		Corporate Governance (3)
	Individual	Support	Foreign Currency (1)		Local Currency (1)		Domestic (1)		Foreign Currency Deposit		Foreign Currency Debt	Domestic Currency Deposit		Deposits			Foreign Currency		Local Currency		Counterparty Rating		Long- term (1)	Short- term
			IDR — Delinquency Probability of Issuer Long-term	IDR — Delinquency Probability of Issuer Short-term	IDR — Delinquency Probability of Issuer Long-term	IDR — Delinquency Probability of Issuer Short-term	Long- term	Short- term	Long- term (2)	Short- term	Long- term (2)	Long- term (2)	Short- term	Long- term (2)	Short- term		Long- term (1)	Short- term	Long- term (1)	Short- term	Long- term (1)	Short- term
	A	1	AAA	F1	AAA	F1	AAA (bra)	F1+ (bra)	Aaa	P-1	Aaa	Aaa	P-1	Aaa.br	BR-1	A	AAA	A-1	AAA	A-1	brAAA	brA-1	AAA	A-1	AAA
	A/B	2	AA	F2	AA	F2	AA (bra)	F2 (bra)	Aa	P-2	Aa	Aa	P-2	Aa.br	BR-2	A-	AA	A-2	AA	A-2	brAA	brA-2	AA	A-2	AA
	B	3	A	F3	A	F3	A (bra)	F3 (bra)	A	P-3	A	A1	P-3	A.br	BR-3	B+	A	A-3	A	A-3	brA	brA-3	A	A-3	A
	B/C	4	BBB	B	BBB+	B	BBB (bra)	B (bra)	Baa	NP	Baa3	Baa	NP	Baa.br	BR-4	B	BBB	B	BBB	B	brBBB	brB	BBB	B	BBB
	C	5	BB	C	BB	C	BB (bra)	C (bra)	Ba2		Ba	Ba		Ba.br		B-	BB	B-1	BB	B-1	brBB	brC	BB	C	BB
	C/D		B	D	B	D	B (bra)	D (bra)	B		B	B		B.br		C+	B	B-2	B	B-2	brB	brSD	B	D	B
	D		CCC		CCC		CCC (bra)		Caa		Caa	Caa		Caa.br		C	CCC	B-3	CCC	B-3	brCCC	brD	CCC		CCC
	D/E		CC		CC		CC (bra)		Ca		Ca	Ca		Ca.br		C-	CC	C	CC	C	brCC		CC		CC
	E		C		C		C (bra)		C		C	C		C.br		D+					brSD		C		C
			RD		RD		DDD (bra)									D					brD
			D		D		DD (bra)									D-
							D (bra)									E+
E
Brazil’s Sovereign Rating			BBB-	F3	BBB-						Ba1						BBB-	A-3	BBB+	A-2	BrAAA

(1) Signs of plus (+) and minus (-) are used to identity a better or worse position within a same rating scale.
(2) Numeric modifiers 1, 2 and 3 are added to each generic rating from Aa to Caa, meaning lower or higher risk in the same category.
(3) This is the first governance rating granted in Latin America. The assessment acknowledges that Bradesco adopts excellent corporate governance practices and a relationship policy characterized by high level of quality, transparency and ethics.

Ratings considered speculative or lower than a satisfactory risk level.

Main Ratings – Insurance Company and Certificated Savings Plans

Insurance			Certificated Savings Plans

Fitch Ratings		Standard & Poor’s	Standard & Poor’s

Domestic Scale	International Scale	Domestic Scale	Domestic Scale

Domestic Rating of Financial	International Rating of
Strength of Insurance	Financial Strength of Insurance	Counterparty Rating (1)	Counterparty Rating (1)
Company (1)	Company (1)

AAA (bra)	AAA	brAAA	brAAA
AA (bra)	AA	brAA	brAA
A (bra)	A	brA	brA
BBB (bra)	BBB+	brBBB	brBBB
BB (bra)	BB	brBB	brBB
B (bra)	B	brB	brB
CCC (bra)	CCC	brCCC	brCCC
CC (bra)	CC	brCC	brCC
C (bra)	C	brSD	brSD
DDD (bra)	DDD	brD	brD
DD (bra)	DD
D (bra)	D

(1) Signs of plus (+) and minus (-) are used to identify a better or worse position within a same rating scale.

Ratings considered speculative or lower than a satisfactory risk level.

On April 30, 2008, the risk rating agency S&P increased Brazil’s foreign currency long-term sovereign loan rating from “BB+” to “BBB-,” investment grade, as well as the local currency long-term sovereign loan rating from “BBB” to “BBB+,” also investment grade.

According to S&P, these increases reflect the development of Brazilian institutions and public policies as shown by the improvement in the fiscal situation and decrease in the country’s foreign debt, in addition to the improvement in Brazil’s growth trend.

On May 29, 2008, Fitch Ratings (“Fitch”) increased Brazil’s sovereign ratings to investment grade. The foreign currency long-term rating was increased from “BB+” to “BBB-;” local currency long-term rating was increased from “BB+” to “BBB-” and the foreign currency short-term rating was increased to “F3.”

According to Fitch, the increases in these ratings reflect the significant improvement of Brazil’s external account, supported by prudent macroeconomic policies and the growth of the local economy despite high government debt.

However, Bradesco already had investment grade foreign currency long-term ratings from Fitch, S&P and Moody´s Investors Service prior to the moving Brazil up to investment grade.

This represents a competitive advantage since the investment grade comprises low risk institutions that are able to meet their external commitments, regardless of government actions.

On April 30, 2008, Standard & Poor's Ratings Services increased our foreign currency long-term rating from “BBB-” to “BBB” as well as the local currency long-term rating from ‘BBB-” to “BBB.”

According to S&P, the new ratings are due to Brazil’s strengthened operational environment and Bradesco’s strong financial and commercial profile.

On June 3, 2008, Fitch Ratings increased our foreign currency long-term rating from “BBB-“ to “BBB,” the foreign currency short-term rating from “F3” to “F2,” the local currency long-term rating from “BBB” to “BBB+” and local currency short-term from “F3” to “F2.”

These increases, according to Fitch, reflect our inherent financial strength, which will benefit from the improvement in the operational environment and continuity of good performance.

Generally, a country’s sovereign rating is an evaluation of its capability and will to meet its existing and future obligations up to maturity.

Main Rankings

Source	Criterion	Position	Disclosure Date

“Forbes the World’s Leading Companies” Survey	Banks/Forbes 2000*	1st (Brazil)	March 2008

“Forbes the World’s Leading Companies” Survey	Banks/Forbes 2000*	23rd (Worldwide)	March 2008

“Forbes the World’s Leading Companies” Survey	Overall/Forbes 2000*	3rd (Brazil)	March 2008

“Forbes the World’s Leading Companies” Survey	Overall/Forbes 2000*	85th (Worldwide)	March 2008

(*) Forbes 2000: companies on “The World’s Leading Companies” list are rated based on a combination of criteria that considers income, profit, assets and market value.

Market Segmentation

Focusing its actions on relationships, Bradesco’s segmentation process is in line with the market trend that groups clients with similar profiles, allowing personalized customer service and increasing productivity and agility gains. Such process provides the bank with greater flexibility and competitiveness in the execution of its business strategy, giving depth to operations not only in terms of specialization but also in terms of the specific demands of sundry customer profiles, for individual and corporate clients.

Bradesco Corporate

Mission and Values

Bradesco Corporate's mission is to meet clients’ needs, developing long-term ethical and innovative relationships that ensure sustainable growth in harmony with the interests of shareholders and the community.

Bradesco Corporate has values that guide its day-today activities. They are:

– Teamwork;
– Ongoing pursuit of innovation and excellence in customer service;
– Transparency in all its actions;
– Commitment to self-development;
– Adherence to strategic guidelines;
– Creativity, flexibility and initiative; and
– Quick delivery to clients.

Background and Achievements

The Corporate Banking segment was introduced in 1999 to serve companies from its target market. Based on a “customer” rather than a “product” standpoint, it maintains centralized relations management, offering in addition to traditional products – Tailor-Made and Capital Markets structured solutions through Managers who have a clear vision of risk, market, economic industries and relationships.

Bradesco Corporate’s absolute commitment to quality, the essence of a long-term effort, started to take shape in 2000 when the company was granted the ISO 9001:2000 certification, which is a reference for excellence in efficiency in service as evaluated by clients. With the adoption of the best market practices, its Management System has been improving, resulting in the award of the Prêmio Gestão Banas de Qualidade (Banas Quality Management Award) in 2006, the Prêmio Paulista de Qualidade da Gestão – Medalha de Ouro (Paulista Quality Management Award – Golden Medal) in 2007, which acknowledges companies with the best management practices, for its efficiency and quality, and the Troféu Governador do Estado de Excelência da Gestão (State Governor Trophy for Excellence in Management) in 2008, the highest recognition in the State of São Paulo, which is granted to the best company using world excellence criteria.

Our concern with seeking solutions with significant added value for the Institution is reflected in our partnerships with major retail networks for consumer sales financing, made possible by the relationship and familiarity with this industry's production chain and the synergy that exists among the Bank's segments.

The managed funds include assets (credits, bonds and guarantees) and liabilities (deposits, funds and portfolios) that total R$143.6 billion.

Target Market

The 1,215 economic groups comprising Bradesco Corporate’s target market, primarily large corporations that post sales in excess of R$350 million/year, are located in the States of São Paulo, both in the capital city and inland towns, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Bradesco Empresas (Middle Market)

The Bradesco Empresas (Middle Market) segment was implemented to offer services to companies with sales between R$30 million and R$350 million/year, through 68 exclusive branches in the foremost Brazilian capitals and strategically distributed throughout Brazil as follows: Southeast (41), South (16), Mid-West (4), Northeast (5) and North (2).

It aims at offering the best business management, such as loans, financing, investments, foreign trade, derivatives, cash management and structured operations, seeking customers’ satisfaction and results for the Organization.

Bradesco Empresas is formed by a team of 44 lead managers and 346 relationship managers who are part of the Anbid Certification Program, as well as 231 assistant managers who render tailor-made services to an average of 35 economic groups per relationship manager, encompassing 12,047 economic groups companies from all sectors of the economy.

Among loan operations, guarantees, deposits, funds and collections, Bradesco Empresas manages funds of approximately R$57.0 billion.

Bradesco Empresas

In the ongoing pursuit of management excellence improvement, the Bradesco Empresas Department and the Empresas Santo Amaro branch were granted the NBR ISO 9001:2000 certification by the Fundação Carlos Alberto Vanzolini in the scope “Bradesco Empresas Segment Client Relations Management” and “Empresas Santo Amaro – SP Branch Client Relations Management” respectively.

We also point out the recognition of Bradesco Empresas by IPEG through the Prêmio Paulista de Qualidade em Gestão (São Paulo Quality in Management Award) in 2008, attesting to the Bank’s commitment to client satisfaction.

Bradesco Private

Bradesco Private Banking, with its highly qualified and specialized professionals, offers the Bank's clients –high-income individuals with minimum funds available for investment of R$2 million – an exclusive line of products and services always aimed at increasing their equity by maximizing returns. Therefore, it seeks the most appropriate financial solution according to a tailor-made concept, considering each client’s profile, and providing advisory services for asset allocation, as well as tax and successive guidance.

Bradesco Private Banking, always focused on its proximity to its client base, has ten offices in the cities of São Paulo and Rio de Janeiro, as well as in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador, Recife and Fortaleza.

Bradesco Private Banking is certified by ISO 9001:2000 with scope “High Net Income Individuals Relations Management” and by GoodPriv@cy (Data Protection Label – 2002 Edition) granted by IQNet in “Management of Privacy of Data Used in High Net Wealth Clients Relation”. In January 2008, it was recognized by Euromoney magazine as the best Brazilian private bank.

Bradesco Prime

Bradesco Prime operates in the high-income clients segment, targeting individuals with monthly income of R$4 thousand or higher or with investments equal to or higher than R$50 thousand. Bradesco Prime is composed of qualified teams and its mission is to be the client’s first-choice bank, focusing on the quality of relationships and on offering appropriate solutions to their needs, adding value to shareholders and employees within ethical and professional standards. The segment value proposal is based on the following assumptions:

– Personalized assistance, provided by relationship managers who manage a small client portfolio and are continually enhancing their professional qualification in order to provide high-level financial consulting services;

– Personalized products and services, among them the Bradesco Prime Loyalty Program that aims to encourage the relationship between the clients and the Bank by offering increasing benefits; and

– Exclusive branches specifically designed to provide comfort and privacy.

Bradesco Prime also has relationship channels such as: exclusive internet banking (www.bradescoprime.com.br) with the competitive advantage of online chat, where financial consultants interact with clients in real time; a call center with an exclusive service center; and a broad customer service network, composed of its branches, ATM equipment – Bradesco Dia&Noite and Banco24Horas, throughout Brazil.

Throughout its history, Prime invested in technology, the improvement in the relationship with its clients and in the qualification of its professionals. Thus, it has also achieved an outstanding position in the Brazilian high-income market and has consolidated its position as having the largest customer service network, with 235 strategically located branches.

Since 2005, the Bradesco Prime Department has been certified by Fundação Carlos Alberto Vanzolini, NBR ISO 9001:2000 rule under the scope “Bradesco Prime Segment Management,” which was recertified in September 2008 strengthening Bradesco’s commitment to continuously improving methods and pursuing clients’ satisfaction.

Bradesco Varejo (Retail)

Bradesco is a traditional retail bank that provides high quality service to all segments of the Brazilian population of all social classes. The effort that the Organization makes reflects in the search to democratize banking products and services, aiming to promote social inclusion and better income distribution. The bank has more than 19 million account holders, including individual and corporate clients, who carry out millions of transactions daily in Brazil's largest customer service network.

The broad customer service network is present in all Brazilian regions, providing convenience through branches, service stations, Banco Postal service branches and Bradesco Expresso units, as well as thousands of ATM machines.

To simplify and distinguish our service, daily transactions are safely carried out in channels such as the Fone Fácil service, Internet Banking and Bradesco Celular, a differential since they work 7 days per week, night and day, and can easily and safely accessed.

The retail segment has been focusing on the growth of its client base and loan portfolio. The development of financial products and services, tailor-made to meet customers' profiles, is evidence of our constant search for excellence in service, valorizing the relationships strengthening by identifying market needs and special groups.

Significant investments have been made in staff training, to qualify employees, so that they may provide customized and efficient customer services, consequently increasing clients’ loyalty to the Bank.

Bradesco Varejo not only has over 2,900 branches and 2,700 service branches (PAB/PAE), but it also has a digital branch, operating in a virtual environment and offering a courier service, in which a team of managers serves its clients from 8:00 am to 8:00 pm, seven days a week, regardless of location.

Banco Postal

Banco Postal is a brand through which Bradesco offers its products and services in a partnership with ECT. It is an example of the success of correspondent banks due to its large scope, products and services portfolio, and the social role it plays in society.

Banco Postal provides a new outlet for retail banking, reaching all Brazilian cities and allowing millions of Brazilian citizens to enter the banking system. There are 5,924 branches set up in more than 5 thousand Brazilian cities.

More than 1.7 thousand branches were set up in cities that, until then, were devoid of banks, benefiting millions of people who had the opportunity for the first time in their lives to obtain a check book, make a deposit in a savings account, or obtain a loan from a regulated institution.

Thanks to Banco Postal, thousands of INSS beneficiaries can now receive their benefits at a branch close to their homes. Thus, clients can carry out banking transactions with greater ease and without having to travel long distances from their homes to the branch spending a good part of their earnings.

Banco Postal’s expansion has also increased the use of credit and debit cards in the municipalities where it is present, as well as the affiliation of the commercial establishments with the Visa network, improving services at the postal branches. Such expansion also provided more options for the local populations to make their payments and become an important means of support to Bradesco’s clients who make transactions in Brazil.

Banco Postal also promotes the social-economic development of cities where it is present, facilitating the circulation of money, attracting new merchants and greater supply of goods and merchandise.

Number of Banco Postal Service Branches

Bradesco Expresso

Bradesco has been increasing its share in the correspondent bank segment with the expansion of the Bradesco Expresso network, by means of partnerships with supermarkets, drugstores, department stores and other retail chains.

On September 30, 2008, Bradesco Expresso network totaled 14,562 implemented units.

With Bradesco Expresso, in addition to direct gains for the remuneration received, the store owners now have indirect gains, mainly due to the increase of sales. Such gains, provided by the increased flux of people, potential consumers of the products sold at the establishment, also open possibilities for client loyalty.

Thinking about the well being of its clients and the community in general, Bradesco Expresso offers banking services in establishments that clients identify themselves with and where they already have a relationship – closer to their homes or workplaces – thus making their banking transactions more convenient and economic.

For Bradesco, this is the best way to reach low-income clients, especially the population deprived of bank services, promoting banking inclusion that would not be possible by means of traditional branches.

Bradesco Expresso has operated in the receipt of consumption bills, tax and collection slips, pre-paid cell phone recharging and withdrawals from checking accounts, savings accounts and INSS.

Number of Bradesco Expresso Units

Number of Transactions Carried out at Correspondent Banks (Banco Postal + Bradesco Expresso) – in thousands

Customer Service Network

	2007		2008

Customer Service Network	June	September	June	September

Bradesco Service Branches
Branches	3,031	3,067	3,193	3,235
– Bradesco	3,029	3,050	3,176	3,218
– Banco Finasa (1)	1	1	–	–
– Banco BBI	1	1	1	1
– Banco BMC (1)	–	15	–	–
– Banco Finasa BMC	–	–	16 (1)	16 (1)
PABs	1,083	1,103	1,181	1,185
PAEs	1,432	1,426	1,545	1,561
PAAs	130	130	584	902
Finasa Promotora de Vendas (Finasa Branches)	392	388	268	216
Outplaced ATM Network Terminals	2,571	2,652	2,904	3,074
Total Bradesco Service Branches	8,639	8,766	9,675	10,173

Service Branches – Third Parties
Banco24Horas Network Assisted Terminals	3,287	3,387	4,153	4,378
Banco Postal	5,709	5,753	5,882	5,924
Promotora de Vendas – BMC (Correspondent Banks)	–	–	1,561	1,078
Credicerto Promotora de Vendas (BMC Branches)	–	–	13	13
Bradesco Expresso (Correspondent Banks)	9,699	10,657	13,413	14,562
Total Service Branches – Third Parties	18,695	19,797	25,022	25,955

Total Service Branches in Brazil (Bradesco + Third Parties)	27,334	28,563	34,697	36,128
Branches Abroad	3	5	5	5
Subsidiaries Abroad	5	5	7	7

Overall Total Service Branches (Brazil + Abroad)	27,342	28,573	34,709	36,140

Finasa – Associated Dealers (**)	40,071	40,299	21,151	21,726
BMC – Stores and Outlets	–	–	12,119	11,376

Total Branches Containing ATMs in Brazil – Own Network
+ Banco24Horas (included in the total) (*)	11,497	11,741	13,561	14,160

ATMs
Bradesco	24,498	24,911	27,362	28,092
Banco24Horas	3,504	3,827	4,631	4,850
Total ATMs	28,002	28,738	31,993	32,942

(*) In September 2008, there were 1,218 overlapping branches between the Bradesco network and the Banco24Horas network.
(**) The reduction was due to the company’s strategic repositioning of personal loans and installment sales in stores.
(1) The merger of Banco Finasa into Banco Finasa BMC was approved by Bacen on October 10, 2008.

Customer Service Network – Number of Branches

Bradesco Branches vs. Market Share

	September 2007			September 2008

Region/State	Bradesco	Total Banks in	Market	Bradesco	Total Banks in	Market
		the Market(1)	Share (%)		the Market(1)	Share (%)

North
Acre	5	35	14.3	5	36	13.9
Amazonas	60	155	38.7	61	156	39.1
Amapá	4	28	14.3	4	28	14.3
Pará	49	301	16.3	49	304	16.1
Rondônia	18	91	19.8	18	91	19.8
Roraima	2	19	10.5	2	19	10.5
Tocantins	13	89	14.6	15	93	16.1

Total	151	718	21.0	154	727	21.2

Northeast
Alagoas	12 (4)	127	9.4	12 (7)	130	8.5
Bahia	209 (4)	769	27.2	213 (7)	776	27.3
Ceará	93 (4)	375	24.8	96 (7)	378	25.1
Maranhão	68	233	29.2	68	237	28.7
Paraíba	20	177	11.3	21	181	11.6
Pernambuco	64 (4)	488	13.1	70 (7)	492	14.0
Piauí	8	116	6.9	8	119	6.7
Rio Grande do Norte	15	153	9.8	15	155	9.7
Sergipe	12	165	7.3	13	167	7.8

Total	501	2,603	19.2	516	2,635	19.4

Mid-West
Distrito Federal	31	319	9.7	35	326	10.7
Goiás	108 (4)	572	18.9	111 (7)	574	19.3
Mato Grosso	62	252	24.6	65	257	25.3
Mato Grosso do Sul	57	231	24.7	57	234	24.4

Total	258	1,374	18.8	268	1,391	19.3

Southeast
Espírito Santo	39	373	10.5	40	378	10.6
Minas Gerais	288 (5)	1,885	15.3	303 (8)	1,907	15.9
Rio de Janeiro	265 (2) and (4)	1,732	15.3	282 (2) and (7)	1,772	15.9
São Paulo	1,109 (6)	6,028	18.4	1,195 (3) and (9)	6,155	19.4

Total	1,701	10,018	17.0	1,820	10,212	17.8

South
Paraná	179 (4)	1,243	14.4	189 (7)	1,286	14.7
Rio Grande do Sul	161 (4)	1,480	10.9	165 (7)	1,497	11.0
Santa Catarina	116 (4)	872	13.3	123 (7)	888	13.9

Total	456	3,595	12.7	477	3,671	13.0

Overall Total	3,067	18,308	16.8	3,235	18,636	17.4

(1) Source: Unicad – Information on Entities of Interest to the Brazilian Central Bank (in 2008, they refer to March 2008).
(2) It includes 1 Banco Finasa branch.
(3) It includes 1 Banco Bradesco BBI branch.
(4) It includes 1 Banco BMC branch.
(5) It includes 2 Banco BMC branches.
(6) It includes 4 Banco BMC branches.
(7) It includes 1 Banco Finasa BMC branches.
(8) It includes 2 Banco Finasa BMC branches.
(9) It includes 4 Banco Finasa BMC branches.

Customer Service Network – Branches – Market Share

Bradesco Dia&Noite (Day&Night) Customer Service Channels

Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services via state-of-the-art technology through the following alternative channels: Auto-Atendimento, Fone Fácil, Internet Banking and Bradesco Celular.

Reiterating our commitment to social responsibility, people with special needs can rely on the Bradesco Dia&Noite (Day&Night) Customer Service Channels, as follows:

– Internet banking for the visually impaired;

– Personalized assistance for the hearing impaired by means of the digital language in Fone Fácil; and

– Access for the visually impaired and wheelchair users in Auto-Atendimento (ATM Network), which is being extended.

Bradesco Dia&Noite (Day&Night) – Auto-Atendimento (ATM Network)

Bradesco has its own ATM network. On September 30, 2008, it has 28,092 machines, strategically distributed throughout Brazil. This network provides fast and practical access to a diverse range of products and services. In addition, Bradesco’s clients who have debit cards for checking or savings accounts can use 4,850 Banco24Horas machines for withdrawals, viewing their balances and printing statements.

Banking Service Outlets

Items	2007		2008

	June	September	June	September

Total Bradesco Network	8,210	8,354	9,408	9,782
– Branches, PABs, PAEs and PAAs	5,639	5,702	6,504	6,708
– Outplaced Terminals	2,571	2,652	2,904	3,074
Total Banco24Horas (*)	3,287	3,387	4,153	4,378
Overall Total	11,497	11,741	13,561	14,160

(*) In September 2008, it includes 1,218 outlets overlapping with the Bradesco network.

Distribution of ATM Network

Obs.: It includes Banco24Horas ATMs.

ATM Network – Number of Transactions – in millions

Obs.: It includes the transactions carried out at Banco24horas ATMs.

Main ATM Transactions – in millions

	2007			2008

Items	2nd Qtr.	3rd Qtr.	Sep	2nd Qtr.	3rd Qtr.	Sep
			YTD			YTD

Number of Cash Withdrawal Transactions	113.6	116.5	344.2	125.1	137.3	381.0
Number of Deposit Transactions	43.9	44.4	132.5	43.1	45.2	130.4

Obs.: It includes the transactions carried out in Banco24horas ATMs.

Bradesco has innovated and made available to its clients the highest number of services as possible.

3Q08 Highlights

• Biometric technology reading the veins in the hand used 1.5 million times;
• Increase of 21.3% and 23.5% in number and amount, respectively, of personal loans in relation to the same period in 2007; and
• At the end of 3Q08, 433 services were made available in ATM machines.

Bradesco Dia&Noite (Day&Night) – Fone Fácil

With 24/7 telephone access, clients can obtain information, make transactions and acquire products and services related to their checking accounts, savings accounts, credit cards and other products available in this channel through electronic and customized service.

By means of specific numbers, the client has access to several other telephone service centers. The main ones are: Internet Banking, Net Empresa, Consortium, Private Pension Plan, Finasa and Collection. There is also Alô Bradesco and the Ombudsman, channels which receive compliments, suggestions or complaints.

Fone Fácil – Number of Calls – in millions

Fone Fácil – Number of Transactions – in millions

3Q08 Highlights

• Prêmio Padrão de Qualidade em Contact Center (Contact Center Standard Quality Award), in the categories:
– Retail Bank;
– Cards.

• VIII ABT Award, in the categories:
– Internal Operation – Receptive, with the case “Concentration of Customer Service to Branches”;
– Social Responsibility, with the case “Social Initiatives – Voluntary Action”.

Bradesco Dia&Noite (Day&Night) – Internet Banking

Bradesco Dia&Noite (Day&Night) manages a portal, which contains links to 54 related websites, 38 of which are institutional and 16 are transactional.

Since its debut, Bradesco has been innovating and making available the highest number as possible of online services to its clients.

Internet Banking – Number of Registered Users – in millions

Internet Banking – Number of Transactions – in millions (*)

(*) Number of transactions carried out via Internet Banking, ShopInvest, Cards, ShopCredit, Certificated Savings Plan, Net Empresa and Net Empresa – WebTA and Cidadetran.

Services	Website	Number of transactions carried
out in 3Q08

• Bradesco Internet Banking	www.bradesco.com.br	99.8 million

• ShopInvest Bradesco	www.shopinvest.com.br	1.1 million

• ShopCredit	www.shopcredit.com.br	4.3 million

• Bradesco Net Empresa	www.bradesco.com.br	19.2 million

• Bradesco Cartões	www.bradescocartoes.com.br	5.8 million

• Net Empresa – WebTA	Web File Transmission	250.0 million

• Bradesco – Cidadetran	www.cidadetran.com.br	2.5 million

3Q08 Highlights

• Expansion of the process of making available at the Internet Banking check image to all Bradesco’s clients;
• Implementation of 10-year Internet Banking Campaign for Visually Impaired Clients;
• Live broadcasting through internet of Apimec – states of Ceará, Distrito Federal, Minas Gerais, Rio de Janeiro;
• Implementation of Pague Fácil service – cell phone recharge in Bradesco Net Empresa; and
• Bradesco Net Empresa – Master Assistant, another access level.

Bradesco Dia&Noite – Bradesco Celular (cell phone service)

Bradesco, the first bank to provide banking services through cell phones, provides balance statements, payments, prepaid mobile phone recharging, transfers and loans, among others, and utilizes the Bradesco security key card to debit transactions confirmation.

In addition, it has also made available Recarga Direta Bradesco (Bradesco Direct Recharge), a service which allows recharging prepaid cell phones from the very phone, even if it does not have credits to make calls. It also has the serviço de mensagens Bradesco (Bradesco message service), in which enrolled customers receive information on their credit and debit card transactions on their cell phones.

Services	Website	Number of transactions carried
out in 3Q08

• Bradesco Celular	www.bradescocelular.com.br	1.1 million

3Q08 Highlights

• Bradesco services made available via iPhone; and
• Innovative broadcasting of Apimec – São Paulo through 3G cell phone.

Investments in Infrastructure, Information Technology and Telecommunications

Investments to expand infrastructure capacity, IT and telecommunications are designed to maintain a modern, practical and safe customer service network. The bank is one of the world's most modern companies, creating a unique advantage for its clients and users in Brazil and abroad.

Investments Growth

	in millions of R$

	Years					September
						YTD

	2003	2004	2005	2006	2007	2008

Infrastructure	469	230	245	354	478	436
IT/Telecommunications	1,225	1,302	1,215	1,472	1,621	1,403
Total	1,694	1,532	1,460	1,826	2,099	1,839

Information technology, one of the Organization’s main strategic bases to support and boost business and characterized by its innovation, enables customers to access secure, cutting-edge and easy-use services with high availability.

At the end of the quarter, Bradesco was innovative by installing of a modern biometric reader of the veins in the hand on ATMs at 863 branches. Due to our clients’ wide acceptance, installation is being intensified.

We made available the access to charged checks images to the entire branch network through internet and to individual clients, through Internet banking.

In partnership with Visa, we launched the first contactless card in Brazil, the Bradesco payWave, with double-interface technology using a chip and wave antenna. The product will be used for low-value payments through a wave.

We concluded the update phase of our hardware, software and data communication park with state-of-the-art equipment. This large replacement and expansion operation benefits both branches and other service branches, and also our millions of clients.

The construction of a new Information Technology Center - CTI and its current occupation already allow the systemic process of 96% of Mainframe platform. For that environment, 14,020 data transmission circuits, with due contingencies, are being migrated.

Concerning iPhone, launched in Brazil on September 26, 2008, Internet Banking applications are already compatible with 3G version. Our clients may also use these devices thorough the website www.bradescocelular.com.br.

We also would like to point out our actions related to security devices such as chip, biometrics, insurance key – card (tancode) and electronic (token) made available to our clients in all alternative customer service channels.

Risk Management and Internal Controls

Credit, Market, Liquidity and Operational Risks and Internal Controls

The Bradesco Organization deems risk management essential in all its activities, using it to add value to its business to the extent that it enables support for the commercial areas as they plan their activities and maximizing the use of our own funds and those of third parties, to the benefit of shareholders and the company.

It also considers risk management activity highly relevant due to the growing complexity of services and products offered by the organization, as well as the globalization of its business. Therefore, the Organization is constantly improving its risk management-related activities, complying with the applicable regulations, recommendations and the best international practices, yet adapted to the Brazilian reality.

The Organization makes considerable investments in activities related to the risk management processes, especially in the qualification of employees, so as to enhance the quality of the operation and ensure the necessary focus essential to these activities and that produce a strong added value.

Corporate Governance

The corporate governance process represents the set of practices that aims at optimizing the performance of a company and protecting stakeholders, such as shareholders, investors, clients, employees, suppliers etc., as well as at facilitating access to capital, adding value to the company and contributing to its sustainability, mainly involving aspects focused on transparency, equal treatment of shareholders and accountability.

Within this context, the Organization’s risk management and internal controls process counts on the participation of all segments within the scope of corporate governance, from senior management to several business, operational, product and service areas.

Governance Scope

This structure, always in line with the best market practices, comprises independent board members, policies and committees with specific functions, who establish rules and procedures, providing human and technological resources focused on the execution of their respective activities.

Risk Management Process

The Organization approaches the management of all the risks inherent to its activities in an integrated manner, within a process based on the support from its internal controls structure. This view allows the ongoing improvement of its risk management models, minimizing gaps that could jeopardize their correct identification, classification, evaluation and mitigation.

Risk Management

The structure of the organization’s risk management process allows credit, market, liquidity and operational risks to be effectively identified, classified, evaluated, monitored, controlled and mitigated in an integrated manner.

In order to ensure uniqueness in the risk management process, a high-level permanent forum was created with the intention of obtaining synergy among these activities at the Organization. This forum, called the Integrated Risk Management and Capital Allocation Committee, is a statutory body and has as its duty to advise the Board of Directors on the approval of institutional policies, operational guidelines and the establishment of exposure limits to risks within the scope of the Organization. Additionally, there are three executive committees for issues related to credit, market, liquidity and operational risk which, among their responsibilities, suggest the tolerance limits to their respective risks and prepare mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee.

Below we show Bradesco Organization’s Risk Management Structure

We would also like to point out the DGRC, which is a dedicated and independent department exclusively focused on activities related to market risk loan, operational management and their integration and internal controls, reflecting the Organization’s commitment to risk management, showing the recommendations enacted by the New Basel Capital Accord (Basel II) and the best corporate governance practices. The department coordinates work to comply with Resolutions 2,554 (internal controls), 3,380 (operational risk), 3,464 (market risk) and 3,490 (required reference equity) of the National Monetary Council and with the provisions of the U.S. Sarbanes-Oxley Act, Section 404.

The risk management process in the Organization creates a virtuous cycle that involves:

– Risks identification: part of the daily routine of the business, operations, products and services areas. This activity is comprised of identification, classification and the assessment of the level of exposure to risk, the effectiveness of its control, carried out by the internal controls area;

– Risks measurement: it involves the use of a series of methodologies, such as calculation of expected and unexpected losses, calculation of VaR, stress tests and use of market benchmarks;

– Risks mitigation: it represents the reduction of the estimated gross weighted risks, leading to acceptable residuals by means of the adoption of actions aiming at transferring or implementing effective controls, periodically reevaluated and regularly tested for adequate execution;

– Risks monitoring and control: uses the results of measurement models for the establishment of policies and limits. These limits are divided and monitored daily, weekly, monthly or according to each situation. In addition, we have an integrated management system that incorporates several elements, such as specific models for measurement of each risk, historical data base, adequate internal controls procedures and a qualified team in the risk management function, etc.; and

– Risk reporting: for each business unit, analytical and consolidated reports provide information about integrated risk management.

New Basel Capital Accord– Basel II

Structure and Fundamentals

One of the main functions of the central banks of several countries is the supervision of the financial system under their jurisdiction through prudent rules and practices, aiming at avoiding and mitigating possible banking crises that may deeply affect local economies.

With globalization, the creation of new and complex financial products, a banking crisis in a certain country may cause effects and most of the times more intense, in banking and economic activities of other countries, resulting in the need for alignment of mechanisms and practices of supervision of several central banks, so that to ensure the solvency of the international financial market. Thus, the Banking Supervision Basel Committee created the Basel Capital Accord in 1988. Firstly, the main guideline of this accord was the requirement of minimum capital in relation to the credit risk.

Although the application of this accord is not mandatory, supervisors of each country, observing the prudent aspects, require from the banks under their jurisdiction a minimum capital amount in relation to their portfolio assets, weighted by the risk level determined by the supervisors. Later, in 1996, the Banking Supervision Basel Committee added market risk as another risk factor to be considered for capital allocation.

The evolution of global banking and the acceleration of the pace of integration of several financial systems through complex and sophisticated instruments resulted in the need to improve the capital requirement rules established in 1988 and 1996. After more than six years of study, the New Basel Capital Accord (Basel II), released in June 2004, improved the requirements of the previous accord, based on the “three pillars:”

The first pillar has two main innovations concerning the previous accord: a) the risk weighing rules which currently are established by the supervising authority may be based on internal models of the banks themselves; and b) the addition to the capital requirement to face the operational risk incurred.

The second pillar comes from the fact that the supervising authority excludes itself from the function of determining the risk level of banking assets in the internal evaluation models.

The fundamental exclusion is that the banks themselves are best qualified to determine them. On the other hand, the supervising tasks of the banking authority are added to the internal risk measurement processes of the banks under its jurisdiction.

The third pillar recommends a set of minimum information for the disclosure to the market, so that it can make a better evaluation based on the risks incurred by each one of the institutions in their activities.

Implementation in Brazil

The Brazilian Central Bank, always aware of the best supervision practices, as of 1994, started guiding its disclosing normative rulings based on the Basel Accord (Basel I) guidelines for follow-up of financial institution risk.

In September of 2007, the Brazilian Central Bank issued Notice 16,137 that updated the initial schedule defined by Notice 12,746, of December 2004, for the implementation of the New Basel Capital Accord (Basel II), according to the following schedule:

2007	- Establishment of the capital allocation installment for operational risk;
- Regulation disclosed by means of Circular 3,383 on April 30, 2008.

2008	- Establishment of eligibility criteria for adoption of internal models for market risk;
- Implementation of a credit risk management structure; and
- Disclosure of criteria to prepare a database of internal systems of capital requirement for credit risk.

2009	- Beginning of the validation process of the advanced version for market risk;
- Establishment of criteria to implement the approach based on internal ratings for capital requirement for credit risks; and
- Disclosure of criteria for internal calculation models of capital requirement for operational risk.

2010	- Beginning of authorization process to use the basic approach based on internal ratings to calculate the capital requirement for credit risk.

2011	- Beginning of authorization process to use the advanced approach based on internal ratings to calculate the capital requirement for credit risk;
- Establishment of criteria for the adoption of internal models of capital requirement for operational risk; and
- Disclosure of an authorization process to use internal models of capital requirement for operational risk.

2012	- Beginning of the authorization process to use the advanced approach based on internal ratings to calculate the capital requirement for operational risk.

In accordance with the New Basel Capital Accord, the Brazilian Central Bank published Resolutions 3,380 and 3,464 that deal with the structures for operational and market risk management, respectively. It also published Circular Letters 3,360, 3,361 to 3,368, 3,388, 3,389 and 3,383, which define the capital installment methodologies necessary for credit, market and operational risks, respectively, as well as Resolutions 3,444 and 3,490 that change the ascertainment rules of the reference equity and provides for the ascertainment of the required reference equity, respectively, effective as of July 1, 2008.

On September 19, 2008, the Brazilian Central Bank Notice 30 resolved that the proposal on the implementation of credit risk management structure will be discussed in a public hearing between society and supervision.

Implementation of Basel II in the Bradesco Organization

Based on the consulting documents disclosed by the Basel Committee and on the exercises of quantitative impacts (QIS) for the implementation of Basel II, since 2003, the Organization prepares in an integrated manner for its adaptation to the requirements proposed by said documents.

In 2004, with the publication of the definite document about the New Basel Capital Accord (International Convergence of Capital Measurement and Capital Standards), an internal implementation plan was established. Coordinated by the Risk Management and Compliance Department, the plan involves several areas of the Organization and is followed by a PMO structure, under the responsibility of the Organization and Methods Department.

The main compliance activities are targeted at the:

– historical data storage on default, recoveries and operational losses;

– review and update of the loan assignment and recovery models;

– review of limit and guarantee management processes;

– definition, formalization and structuring of data, methods and management of banking and trading portfolios;

– evaluation of the market and liquidity risks data and models;

– definition and formalization of the mark-to-market processes;

– refining of data capture and definition of operational risk management models;

– risk models backtesting structure;

– development and effective application of economic capital models; and

– certification by the internal audit of all processes and models related to Basel II.

All these tasks follow guidance from an Executive Committee appointed by the Board of Directors under the coordination of the organization’s CEO, showing our management’s total commitment to the implementation of Basel II.

We believe that the implementation of the Basel II approaches in conjunction with best market practices, will improve the risk management process in our Organization.

Integrated Risk Management

A structure dedicated to the consolidated management of risks inherent to the Organization’s businesses was set up and is under final phase of implementation, aiming at the integrated management and adequate capital ascertainment of its activities.

The main attributes are as follows:

  Methodology, ascertainment and follow-up of the economic and regulatory capital in view of risks;

  Determination of the scope, relevance and frontiers among risks;

  Ascertainment of the concentrations and correlations among the several risks;

  Standardization of information, methodologies and indicators;

  Simulations to optimize results in view of risks;

  Proposal of risk management and capital allocation policies and strategies updates;

  Validation and accuracy tests of internal risk models (backtesting);

  Monitoring changes of risk profiles in light of new processes, activities or products and services; and

  To follow the work of all risk committees and be responsible for the agenda of the Integrated Risk Management and Capital Allocation Committee.

Credit Risk Management

Credit risk consists of the possibility of occurring losses associated with the borrower’s or counterparty’s failure to comply with its contractual liabilities, within terms agreed upon.

Loan Assignment

Under the responsibility of the Loan Department, the Organization’s loan process complies with the resolutions of the Loan Executive Committee and the Brazilian Central Bank, in addition to being based on the pursuit of security, quality, liquidity and diversification in the application of loan assets.

In a constant search for agility and profitability in businesses, we use methodologies directed at and adequate for each segment in which the Bank operates, guiding the loan assignment operations and the determination of operational limits when adequate.

Loan Policies

Within the norms and loan policy, branches maintain variable limit values according to the size and guarantees of the operations, whose automatic classification is verified against global risk of the client/economic group.

Loan proposals pass through an automated system with parameters that is subject to a continuous improvement process, that supplies indispensable information for analysis, granting and follow-up of loans granted, thus minimizing the risks inherent to loan operations.

To grant mass loans, specialized credit and behavior scoring systems enable greater agility and reliability, besides standardizing procedures in the credit analysis and granting processes.

The Loan Executive Committee located at Bradesco's headquarters was created to facilitate joint decision-making processes within its scope with respect to consultations about limits or operations proposed by the Bradesco Conglomerate, previously analyzed and with the opinion of the Loan Department.

Operations are diversified, well-distributed and focused on individual and corporate clients with sound payment capacity and proven creditworthiness. We take care to ensure that the underlying guarantees are sufficient to cover the risks assumed, taking into consideration the purpose and terms of the loan granted.

Loan Assignment

Methodology Used for Client Assessment and Loan Portfolio

The risk assessment methodology, besides delivering data to establish minimum parameters for loan assignment and risk management, also enables us to define special loan policies in light of clients’ characteristics and significance, providing the basis not only for the correct pricing of operations, but also for the definition of adequate guarantees according to each situation.

The risk ratings for corporate clients are made on a corporate basis and periodically followed up, so as to preserve the quality of loan portfolio clients.

With respect to individuals, the risk ratings are mainly defined based on their registered reference variables, of which we highlight: income, equity, restrictions and indebtedness, as well as the standard and past relationship with the Bank.

Credit Risk Control

To mitigate credit risk, Bradesco is continuously following up loan activities processes, for the improvement, examination and preparation of inventories of credit risk models, the monitoring of credit concentration and for the identification of new components that offer credit risks.

Our efforts, which focus on using advanced models to measure risks and the continuous improvement of processes, have also reflected on the performance of the loan portfolio in various scenarios, both in terms of results and solidity.

Credit risk control is made corporately through “Credit and Recovery Portfolio Follow-Up” meetings.

All meetings are followed by the Executive Board and Officers of the main management areas as well as by the Executive Credit Risk Management Committee, which has the following attributes:

a) evaluating and recommending risk measurement strategies, policies, rules and methodologies to the Integrated Risk Management and Capital Allocation Committee;

b) following and evaluating credit risk and measures taken to mitigate risks;

c) following and evaluating alternatives for credit concentration risk mitigation, aware of those clients who may cause unexpected and unacceptable losses for the Bradesco Organization;

d) following the implementation of methodologies, models and corporate credit risk management tools;

e) evaluating the sufficiency of allowance for loan losses for coverage of expected losses on credit operations;

f) following the movements and development of the credit market, evaluating implications, risks and opportunities for Bradesco Organization; and

g) regularly informing the CEO and the Integrated Risk Management and Capital Allocation Committee about its activities and making recommendations deemed important.

We would like to point out the following credit risk management activities:

– backtesting and calibration of the models used to measure the loan portfolio’s risks;

– active participation in the process of improving risk rating models of clients, respecting the particular characteristics of the business and product segments in which Bradesco operates;

– concentration analysis, by economic groups, activity lines, regions etc.;

– follow-up of critical risks: periodic monitoring of the main events of delinquency by means of individual analysis based on the growth of clients’ balances and recovery estimates;

– follow-up of provisions for expected and unexpected losses;

– continuous review and restructuring of internal processes, including roles and responsibilities, qualification, organizational structures review and IT demands; and

– participation in the evaluation of credit risks upon the creation or review of products and services.

In addition, the whole process of credit risk control includes periodical review of projects related to compliance with the best market practices and requirements of the New Basel Capital Accord. In order to improve the management process, all actions in progress are monitored, and we seek to identify and cover any gaps or needs that may arise.

Quality of Portfolio

Compared to the previous quarter, the quality of the total active increased at the end of the 3Q08 due to the growth in the participation of AA-C rated credits in the operations focused on individuals and micro-, small- and medium-sized companies. In the last twelve months, there was an increase in corporate and individual clients.

Loan Operations – by Rating – %

Client Characteristics	2007			2008

	September			June			September

	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H

Large Companies	98.5	0.8	0.7	98.7	0.5	0.8	98.7	0.7	0.7
Micro-, Small- and Medium- sized Companies	92.6	2.2	5.2	94.3	1.8	3.9	94.4	1.7	3.9
Individuals	89.2	1.9	8.9	89.1	1.9	9.0	89.3	1.8	8.8
Total	92.8	1.7	5.5	93.4	1.5	5.1	93.6	1.4	5.0

Provisioning

The methodology to define the PDD exceeds the requirements of Resolutions 2,682 and 2,697 and complementary Circular Letters of the Brazilian Central Bank. The classification process for the purposes of regulatory provision is as follows:

– evaluation and classification of the client/ economic group: quantitative (economic and financial indicators) and qualitative (registration and behavioral data) aspects connected to the clients’ capacity to honor their commitments are considered;

– classification of the operation: evaluation of the client classification connected to the type, liquidity and sufficiency level of the guarantee(s); and

– reclassification by delay and renegotiation.

After all classification steps for provision purposes are carried out, the loss expected in 1 year is evaluated, in an attempt to maintain a minimum coverage margin above this loss in order to ensure impacts by a possible acceleration of delinquency not captured by risk classification models applied to the portfolio. In order to calculate this margin, exceeding provisions are considered, which are then allocated in the operations.

In the determination of this margin, the highest amplitude of delinquency above 90 days occurred in the last two years is calculated and applied to the expected loss in the year the portfolio is calculated. For the September 2008 portfolio, the minimum margin calculated was 8.9% .

The total provision amount is composed of the generic (client and/or operation classification), specific (non-performing loan) and exceeding (internal criteria and policies) provisions.

PDD x Delinquency Losses (Percentage over Loan Operation Balance)

The total volume of allowance for loan losses reached R$9,136 million, representing 5.7% of the total loan portfolio, ensuring a coverage level of 43.9% above the expected loss of 1 year.

It is important to note that the adequacy of the provisioning criteria adopted that can be proved by analyzing the historical data of allowances for loan losses and losses effectively occurred in the subsequent twelve-month period. For instance, in September 2007, for an existing provision of 6.4% of the portfolio, the loss in the twelve subsequent months was 4.4% on that date, that is, the existing provision covered the loss by a margin of more than 40%.

Portfolio Concentration

By Activity Sector

The portfolio distribution by economic activity sector did not have a concentration. Despite their significant participation, operations for individuals are dispersed. In the last quarter we point out the participation and balance growth of the industry (mainly in food and beverage, steel, metallurgy and mechanics sectors).

	in millions of R$

Activity Sector	2007				2008

	June	%	September	%	June	%	September	%

Public Sector	993	0.9	926	0.8	851	0.6	905	0.6
Private Sector	107,198	99.1	115,431	99.2	147,557	99.4	159,729	99.4
Corporate	62,504	57.8	66,146	56.9	87,598	59.0	95,983	59.8
Industry	26,880	24.8	28,765	24.7	35,242	23.7	39,701	24.9
Commerce	16,072	14.9	15,807	13.6	21,099	14.3	21,626	13.4
Financial Intermediates	385	0.4	342	0.3	816	0.6	914	0.6
Services	17,723	16.4	19,655	16.9	28,529	19.1	31,627	19.6
Agriculture, Cattle Raising, Fishing,
Forestry and Forest Exploration	1,444	1.3	1,577	1.4	1,912	1.3	2,115	1.3
Individual	44,694	41.3	49,285	42.3	59,959	40.4	63,746	39.6
Total	108,191	100.0	116,357	100.0	148,408	100.0	160,634	100.0

By Flow of Maturities

The term of operations coming due has been extended, mainly due to CDC/vehicle leasing and real estate loan operations that are, by their nature, of longer terms. Operations with terms longer than 180 days represented 58.2% of the total portfolio in September 2008, against 54.7% twelve months ago.

Loan Operations – Flow of Loan Portfolio Falling Due By Terms (in percentage)

By Debtor

In the last twelve months, the concentration levels of loan operations of the total portfolio had an increase in all intervals of the largest debtors, as well as an improvement in the quality of these assets with higher participation of the rating “AA and A.”

Loan Operations – Portfolio Concentration (in percentage)

Market Risk Management

Market risk is related to the possibility of loss from fluctuating prices and rates caused by mismatched maturities, currencies and indexes of the Organization’s assets and liabilities portfolios.

The Bradesco Organization’s market risk management is carried out by means methodologies in compliance with the best international practices, allowing the Organization to ground its strategic decisions with agility and a higher level of trust.

Risk limits are defined by specific committees and validated by the Senior Management, and are determined considering the operations’ characteristics and are classified as follows:

Trading portfolio: it comprises all operations involving financial instruments and goods, including derivatives, held to be traded or allocated to hedge other ones in trading portfolio, and which are not limited to its availability to be traded. Operations held to trading are those destined to resell, to obtain benefits from actual or expected price variations, or to arbitration.

Banking portfolio: it comprises the operations not classified in the trading portfolio. They consist of structural operations arising from the Financial Conglomerate’s several business lines and their respective hedges.

The compliance with these limits is daily monitored by the market risk area. In addition management reports are made available for management areas and the Senior Management.

Market Risk Control

The market risk is controlled by the meetings of the Executive Treasury Committee as well as the Executive Market and Liquidity Risk Management Committee.

The meetings of the Executive Treasury Committee are held every week and are focused on the following items:

a) defining operational strategies in order to optimize results and present positions held by the Organization;

b) analyzing the domestic and foreign political-economic scenario;

c) following investment limits in public federal, private, domestic and foreign securities;

d) proposing tolerance limits to the market and liquidity risks exposure for the Bradesco Organization’s Integrated Risk Management and Capital Allocation Committee to validate;

e) following the limits of market risk and management of results;

f) following the compliance with the minimum liquidity limit according to the established policy;

g) establishing operational limits of assets, liabilities and currencies mismatches; and

h) holding special meetings to analyze positions and situations in which the risk, management of results or exposition limits are exceeded.

The meetings of the Executive Liquidity and Market Risk Management Committee are held at least quarterly, and this committee has the following duties:

a) to ensure the compliance with the Organization’s Liquidity and Market Risk Management Policy;

b) to ensure the effectiveness of the liquidity and market risk management process within the organizational scope;

c) to approve, with respect to liquidity and market risk management:

I. the adopted definitions, criteria and procedures;

II. the measure(s) to be adopted, including mathematical, statistical and econometric modeling;

III. the mark-to-market criteria/model discussed in the Mark-to-Market Commission;

IV. the implementation and/or change of methods and tools; and

V. plans of action and strategies for liquidity risk management.

d) to evaluate and submit to the validation of the Integrated Risk Management and Capital Allocation Committee of the Bradesco Organization:

I. the policy, structure, papers and responsibilities of the premises involved in the liquidity and market risk management process, as well as the reviews carried out according to the periodicity established in the regulation;

e) to validate and report to the Integrated Risk Management and Capital Allocation Committee of the Bradesco Organization the behavior of results, backtestings of models and other matters deemed pertinent;

f) to follow and validate the information about the exposure level to market risk, consolidated and by Premise; and

g) to create conditions to carry out the review work executed by the internal and independent auditors.

Among the main activities of the market risk management area, which is independent from business management, we highlight:

– to follow, calculate and analyze the market risk of the positions of the Conglomerate;

– to follow the management of results limits established for the positions by the Senior Management;

– to follow the models adopted for measurement of market risks;

– to prepare sensibility analyses and simulate results in stress scenarios for the Conglomerate’s positions;

– to meet the demands of regulatory bodies concerning the calculation and sending of information related to the exposure to market risk, as well as the requirement of resulting capital; and

– to analyze and follow the evolution of the markets, involving operations, quotations and liquidity of assets, including pricing methods and evaluation of structured operations and derivatives, in addition to calculation systems of volatilities and correlations.

Market Risk Measurement Models

The risk measurement and control is done by means of VaR, EVE, stress test and sensitivity analysis methodologies, as well as the management of results and financial exposure limits.

Bradesco is continuously dedicated to the improvement of its market risk measurement models used in the control of exposures assumed by the Conglomerate. Therefore, during this last quarter, the methodology used to determine the trading portfolio risk, parametric VaR for one day, now uses the reliability level of 99% to replace the 97.5% level previously used. In our VaR models, volatilities and correlations are calculated as from statistical methods, in which recent returns are given more importance to.

Regarding the banking portfolio, as of the 3Q08 the EVE methodology started to be used to measure the interest rate risk. This methodology determines the economic impact on positions according to scenarios prepared by Bradesco’s economic area, which seek to determine positive and negative movements that may occur in interest rate curves on our investments and funding.

Market Risk Analysis

The 3Q08 was characterized by the increase in high volatility level in domestic and international financial markets. The increasingly uncertainties is a result of the crisis deterioration, affecting not only the financial institutions and securitization entities in the United States of America, European East and West and Asia, among other places, but also other economic sectors, and has already caused the sale, nationalization and even bankruptcy of some of the major financial market symbols. Central banks all over the world met to determine measures to soften the crisis effects. The American central bank was the first to disclose a bailout package to purchase bad mortgage securities, to provide tax incentives to individuals and small entities, and to increase deposits guaranteed by the FIDC.

In spite of the package disclosed by the American government, the US economy is already slowing down, and unemployment index had a slight increase. Inflation, which was the principal concern of the central banks in 2Q08, is now a second-ground theme after the financial crisis aggravation and the decrease in commodity and energy prices and weak perspectives for the world’s economic activity.

In the domestic scenario, Bacen acted against the crisis to improve the financial system’s liquidity and to reduce pressure over the US dollar price, with sale of the currency and realization of derivatives. With the probable economy slowdown due to the economic crisis and the monetary pressure carried out by Bacen, the market already operates with the possibility of this difficulty ending in the 4Q08.

The increase in volatility and the higher financial exposure in the IPCA coupon risk factor contributed to the increased trading portfolio’s VaR in the period.

	in thousands of R$

Risk Factors	2007				2008

	March	June	September	December	March	June	September

Pre-fixed	2,787	30,730	106,750	59,762	14,364	7,142	24,742
IGP-M	15	30	48	67	96	117	1,231
IPCA	37,787	59,679	171,362	83,503	29,523	44,136	157,598
Domestic Exchange Coupon	462	866	1,152	3,239	466	390	3,733
Foreign Currency	705	5,352	6,783	835	2,089	1,382	13,150
Variable Income	2,743	967	1,450	5,527	2,823	6,629	2,863
Sovereign/Eurobonds and Treasuries	22,245	17,493	38,229	39,444	50,946	24,350	71,811
Other	63	5,329	7,555	6,700	3,793	2,369	2,253
Correlation/Diversification Effect	(11,686)	(68,404)	(217,515)	(129,293)	(46,365)	(24,274)	(72,854)
VaR	55,121	52,042	115,814	69,784	57,735	62,241	204,527
Average VaR in the Quarter	42,029	60,265	86,960	82,736	58,635	91,960	97,535
Minimum VaR in the Quarter	22,146	39,367	33,097	64,552	41,442	58,792	61,857
Maximum VaR in the Quarter	63,103	90,034	134,092	101,611	69,571	120,378	244,827

The methodology applied and current statistical models are validated on a daily basis using backtesting techniques. The backtesting compares the daily VaR calculated with the result obtained with these positions (excluding result with intraday positions, brokerage rates and commissions). Its main purpose is to monitor, validate and evaluate the adherence to the VaR model and the number of disruptions must be in accordance with the reliability interval previously established in the modeling. The following chart shows the daily VaR and the corresponding result of the last 12 months, in which the adverse results exceed estimated VaR only once, that is, the number of disruptions is within the limit defined by the reliability level of the model adopted, a proof of its consistency.

Backtesting – Trading Portfolio

Obs.: Points located below the line represent disruptions of VaR statistic model used.

To estimate the possible loss not included in VaR, Banco Bradesco evaluates daily the possible effects on the positions of stress scenarios. Stress analysis is a tool that tries to quantify the negative impact of shocks and economic events financially unfavorable to the positions of the institution. Thus, crisis scenarios are determined for risk factors in which the trading portfolio has a position. Thus, considering the diversification effect among risk factors, the possibility of the average estimated loss in a stress situation would be R$295 million in the 3Q08, and the maximum estimated loss would be approximately R$477 million.

Trading Portfolio Stress Analysis	in thousands of R$

	Without Diversification					With Diversification

	2007		2008			2008

	September	December	March	June	September	June	September

Stress Analysis - Trading Portfolio	889,505	626,632	275,693	272,232	758,370	209,266	476,564
Average in the Quarter	667,328	817,837	461,661	510,592	476,112	343,720	294,548
Minimum in the Quarter	473,897	626,632	232,787	294,611	264,658	109,822	199,359
Maximum in the Quarter	934,854	983,025	626,992	823,568	803,121	589,580	476,564

Besides the follow-up and control of VaR and stress analysis, a sensitivity analysis of the trading portfolio is done daily, measuring the effect on the portfolio of the movement of the market curves and prices.

Liquidity Risk Management

Liquidity risk is managed done by the Department of Operational Control and is designed to control the different mismatched settlement terms of the institution's rights and obligations as well as the liquidity of the financial instruments used to manage the financial positions. The acknowledgement and monitoring of this risk are critical since they enable the Organization to settle transactions in a timely and secure manner.

Liquidity Risk Control

The Bradesco Conglomerate has a liquidity policy approved within the scope of the Executive Treasury Committee. The positions are consolidated and distributed daily – some are updated in real time – to the Risk Management and Compliance Department, the Treasury Department and Board of Executive Officers. In this policy, the minimum liquidity levels that the organization intends to maintain are defined, as well as the liquidity management instruments in a normal scenario and a crisis scenario. The policy and controls established fully comply with Resolution 2,804 of the National Monetary Council.

Several reports contain historic information that allows to assessing the behavior and level of liquidity maintained, as well as simulations for at least, one year. Simulations are made from information about scenarios prepared by Research and Economic Studies Department.

Operational Risk Management

Within the corporate scope, the Organization defines operational risk as the risk of loss resulting from inadequate or faulty internal processes, people and systems and from external events which may or may not cause the partial or total interruption of its basic activities. This definition includes the legal risk, but do not consider strategic and image risks.

Operational Risk Control

Operational risk management is based on the preparation and implementation of methodologies, criteria and tools that standardize the form of collection and treatment of the loss historical data and complies with the Brazilian Central Bank regulations, BIS recommendations and best market practices.

Operational risk management is supported on a corporate system, called ROCI, that is capable of and whose advantage is keeping and integrating in a single data base operational risk (quantitative standards) and internal controls (qualitative standards) information, also meeting the requirements established in Section 404 of US Sarbanes-Oxley Act.

This system will be added to the organization’s operational risk management process, as it enables the calculation for capital allocation related to standardized methodologies and, primarily, improves the activities of capture, classification and monitoring as well as strengthening the loss analysis, measurement and mitigation processes carried out by the operational risk area. It also meets the schedule established by the Brazilian Central Bank, by means of Notice 16,137/07 and the requirements in Resolutions 2,554/98, 3,380/06 and 3,490/07 which provide for the implementation of the internal controls system, operational risk management structure and required reference equity, respectively, and Circulars Letters 3,078/03 and 3,383/08 that govern the Internal Controls System in consortium management companies and the calculation of capital allocation installment for operational risk, respectively, and also the recommendations included in the New Basel Capital Accord.

The historical data base of losses arising from operational risk completed four and a half years of storage in September 2008 and is in compliance with the minimum provided for in paragraph 672 of the New Basel Capital Accord for application of AMA. The data for calculations for this type of approach are obtained by book accounts entered exclusively for registration of losses resulting from operational risk events. Based on this internally obtained information we made the calculations related to the advanced approach for capital allocation separated by company which comprises the financial consolidated.

Centralized operational risk management encompasses all the Organization’s activities, including those of the Grupo Bradesco de Seguros e Previdência. As a result of this strategy, it was possible to obtain synergy and rationalization of resources for the convergence of implementation of concepts of Basel II and Capital Adequacy Ratio II, unifying the criteria within in the scope of the Organization, in conformity with Resolution 3,380 and Circular Letter 3,383 in what concerns the consolidated financial economic statement.

Standardized Operational Risk Approaches

In April 2008 the Brazilian Central Bank published Circular 3,383 and Circular Letters 3,315 and 3,316 that describe the procedures for the calculation of the portion of PRE related to POPR. For purposes of operational risk management and respective capital allocation, the concepts required by the Brazilian Central Bank are comprised of the following approaches:

– Basic Indicator: application of a single percentage of 15% on the gross result for the last six semesters;

– Standardized Alternative: segregates the gross result of the lasts six semesters years in eight business lines, six of them focused on said result, replacing it with the remaining two by the averages of amounts of the loan portfolios, applying to them the fixed percentage of 3.5% and, subsequently, to the amounts verified, 12% for retail and 15% for commercial; and

– Standardized Simplified Alternative: it segregates the gross result of the last six semesters in two business lines, the first represented by the sum of the average of the amounts of loan portfolios and of the gross result of the securities portfolio, applying to this the fixed percentage of 3.5% and then 15% (factor ß1), and to the second, represented by the gross result of the other business lines is applied to the percentage of 18% (factor ß 2).

Methodology Adopted by the Organization

Pursuant to the provision in Circular 3,383/08, the Organization adopted the Standardized Alternative Methodology for calculation of PRE installments related to POPR.

The Standardized Alternative Methodology, as well as the business lines and the documentation of process supporting this method approach that provides greater knowledge of the Organization’s products and services and convergence of the concepts adopted by the other risks (credit and market), were validated by the Executive Operational Risk Management Committee on May 16, 2008, approved by the Board of Directors on May 26, 2008, and informed to the Brazilian Central Bank on May 27, 2008, according to Notice 16,913.

In the table below, we show the quarterly growth of capital allocated for the period from July 1 to December 31, 2008, considering the reduction percentage set forth in Resolution 3.383/08.

For allocation purposes, the amount to be considered is of June 2008.

	2008

Approach	June		September

	in millions of R$	%	in millions of R$	%

Standardized Alternative	283	100.0	253	100.0

Corporate Finances	5	1.7	6	2.1
Negotiation and Sales	91	32.0	54	21.3
Retail	53	18.8	54	21.4
Commercial	57	20.2	60	23.8
Payments and Settlements	51	18.1	52	20.7
Financial Agent Services	7	2.6	8	3.2
Asset Management	18	6.3	18	7.1
Retail Brokerage	1	0.3	1	0.4

Operational Risk Advanced Approach

Based on the recommendations in the New Basel Capital Accord, rules promulgated by Resolution 3,380 and information of losses stored in our database, we are dedicated to constructing proprietary models for management and value calculation of capital allocation by means of AMA.

In order to reach this goal, we use the LDA methodology that includes the estimate of distribution of severity (loss amount) and frequency (number of events) for each business line and loss event. In order to model the severity, we use statistical distributions from which we point out the exponential, gamma, weibull and lognormal distributions. For the modeling of the frequency distribution, we use poisson, geometric and negative binomial distributions.

Based on the Monte Carlo simulation methodology, we carried out the simulation of distributions of severity and their frequency. Thus, it is possible to determine the distribution of aggregated loss that reflects the estimate of EL and exposure to risk with the horizon of certain period of time (monthly, quarterly, annually etc.), considering the business and control environment existing at the time of the calculations. In the simulation methodology of aggregated losses, the possibility of using the correlation between loss events or business lines is included, allowing a more accurate determination of the capital related to the exposure to operational risk. Key risks, controls and analysis of scenarios indicators are used to estimate loss models considering changes in business and control environments. We constantly try to update this information with the Organization’s departments and affiliated companies, to calibrate the models and studies internally practiced.

We consider the exposure to the operational risk, that is, the capital to be allocated, to be UL, which is represented by the difference obtained between the EL and the VaR measure with 99.9% of reliability, which will be reflected on future capital allocations by the Advanced Approach Methodology. Additionally, we calculated the TVaR measure, which is the expected loss value in case this is higher than the VaR with 99.9% reliability. Below there are the classifications of losses arising from the operational risk:

Aggregated Loss Value

In 3Q08 we concluded the process of association to the world-wide consortium of operational losses database, called ORX, and Bradesco was approved as a member of this institution. There is a perspective that information shall begin to be sent and delivered as of 1Q09. The use of this information will help the calculations of scenarios analyses and comparisons of the positioning of the Organization concerning large global players in relation to operational risk events.

For a better understanding of the following tables, we present the definitions of the 8 categories of loss events and 9 business lines composing the 8 x 9 matrix adopted in our internal model of behavior analyses of operational losses.

Loss Events

1. Internal Frauds – fraudulent actions practiced by an employee of the Organization or with his/her indirect participation.

2. External Frauds – fraudulent actions practiced by clients or third parties.

3. Human Resources – practices related to the management of human resources, labor demands, security and occupational health.

4. Commercial Relations – improper commercial practices used in the trading of products and services to clients or in the relationship with third parties, suppliers, service providers etc.

5. External Events – damages to facilities, equipment and to persons, as well as facts which result or not in the total or partial interruption of the Organization’s basic activities.

6. Information Technology – failures in equipment, systems and/or technological infrastructure which result or not in the total or partial interruption of the Organization’s basic activities.

7. Processes – deficiencies in the drawing of products and services or in the execution of the operational and control activities.

8. Regulatory – amendments established by governmental authorities that interfere in private relations and change legally contracted rights and obligations.

Business Lines

1. Corporate Finance – businesses focused on mergers, acquisitions and amalgamation of companies, as well as structuring of financial and investment operations, comprising national or foreign funds.

2. Negotiation and Sales – domestic and foreign treasury operations.

3. Retail – banking operations related to active and passive products and mass services for the public at large.

4. Commercial – operations that provide funds for short- and medium-term loans and financing for commerce, industry and companies that provide services.

5. Payments and Settlements – services related to payments and collections, transfers of funds, compensation and settlement of client orders.

6. Financial Agent Services – front office services provided in outlets made available to clients, whose back office activities are processed in a centralized manner in back-office units, also comprising revenues ascertained with custody of securities, letters of credit, guarantees, sureties, etc.

7. Asset Management – services related to the management of funds and third-party resources, whose management is separated from those pertaining to our own portfolio.

8. Retail Brokerage –provision of services related to the intermediation of securities, comprised of operations carried out on the stock exchange of merchandise and futures.

9. Corporate – encompasses loss event values not liable for registry in any regulated business line, i.e., not necessarily connected to commercialized products or services provided by the Organization.

Operational Risk Analysis

In April 2008, the Brazilian Central Bank required our participation in a new impact study of operational losses recorded, called LDCE, promoted by the Basel Committee by means of AIGOR. The period required was from January 2005 to December 2007 and applied to the consolidated financial. The recovery concept accepted in the calculation of risk exposure would be only that coming from insurance.

We participated in this study and sent all of Banco Bradesco’s and related financial companies’ data.

For calculations informed in this study we did not use an external loss database, key indexes of risk, scenarios or changes in the Organization’s control environment.

Below, we present the result of this study focused on frequency and severity related to more relevant loss events and business lines, considering the period from January 2005 to June 2008.

Distribution of Loss Events by Amount Range

Distribution of Loss Events by Amount

(*) Amount related to the “Others” item, which includes Human Resources, Regulatory, Internal Frauds, Commercial Relations, IT and External Events.

Distribution of Loss Events by Business Line

(*) Amount related to Retail Bank Business Line

Distribution of Loss Event

Business Continuity Management – GCN

The business continuity management process is dealt with on a corporate basis, encompassing the Organization’s essential activities. The responsibilities and duties are defined and divided into three layers: the Board of Executive Officers operates at the strategic level, represented by the Executive Information Security Committee; the DGRC, which created the PCN management area, acts at the tactical level; and the Organization’s departments and related companies act at the operational level.

Management Model and Business Continuity Control

Business continuity management is based on the preparation of the respective plans for the several of the Organization’s essential activities using methodologies and tools that unify the collection and handling of data as well as the documentation of PCN processes.

Methodology

The methodological approach applied to the development of internal works is supported by rules and recommendations extracted from major national and international institutes, namely:

– NBR 15999-1 – Brazilian Rule on Business Continuity Management;

– BCI – The Business Continuity Institute – GRB; and

– DRII – Disaster Recovery Institute International –USA.

Below, we present the life cycle of the developed methodology that is comprised of six phases:

Risk Management and Internal Controls

– Phase 1: Presentation and Awareness

– Phase 2: Planning

– Phase 3: Development

– Phase 4: Simulation and Scheduled Tests

– Phase 5: Maintenance

– Phase 6: Simulation and Non-Scheduled Tests

Phase 1 presents the needs for the project’s development, such as the indication of the business processes and respective responsible persons.

In Phase 2, interviews with the areas and persons identified in the previous phase are planned. In this phase, awareness presentations are made for the other functional levels.

In Phase 3, the application of three PCN tools is highlighted:

– Impact of Analysis on the Businesses: where we use market software to assist in the identification of critical processes and respective support assets;

– RAV: methodology developed internally to identify the evaluation of risks that surround a business environment, either internally or externally;

– Documentation of Plans and Resources: where we use a market tool that allows the standardization of information of plans and the management of the periodicity with which they are updated by the premises and related companies.

Phases 4 and 5 ensure the continuity of the maturity process of the plans, reaching the “To manage” item of the life cycle previously shown.

Phase 6 includes the application of a simulation and non-scheduled test of a certain plan, ensuring that the teams are also prepared for the element of surprise.

Composition of a PCN

It is composed of a set of three plans (PAC, PRD and PCO) that describes how the Organization will respond to an event, ensuring that the critical functions of the business return to an acceptable level of operation within a desirable term. It involves the necessary human resources with pre-established duties before, during and after an event.

PAC – Crisis Management Plan

It defines team function before, during and after the occurrence of any event that may affect the continuity of the Organization’s critical processes.

PRD – Disaster Recovery Plan

It documents the set of alternative procedures to be adopted by the technical support area upon the failure of a technical resource (systems, communications, components, etc.), aiming at its recovery after the event.

– PCO – Operational Continuity Plan

It is a set of previously defined failure scenarios and respective procedures aimed at maintaining the continuity of critical processes and/or services at a given premises, also considering the lack of components that support them.

Awareness and Training

Initiatives to disseminate the PCN culture carried out through informative lectures for all of a premises’ employees. The training is based on the disclosure of basic PCN concepts and also about the use of corporate tools.

Internal Controls Management

The internal controls area is one of the units of the Risk Management and Compliance Department that is responsible for the definition and disclosure of methodologies, criteria, procedures and instructions of technical nature to compliance agents in the Organization’s departments and related companies to ensure the standardization of inherent activities, normative compliance and effectiveness of internal controls, also pursuant to US Sarbanes-Oxley Act – Section 404.

According to what was established in the policy, internal controls are managed by activities directed at risk identification, classification and measurement, evaluation of controls, monitoring and regular report of results to the Internal Controls and Compliance Committee, a statutory body with the following duties, among others:

a) to evaluate the effectiveness and compliance with the Organization’s Internal Controls System;

b) to evaluate whether the recommendations of improvements in the internal controls were duly implemented by the managers;

c) to certify compliance with procedures, rules, regulations and applicable laws; and

d) to analyze the reports issued by the regulatory bodies and internal and external audits concerning the deficiencies of internal controls and respective measures taken by the areas involved.

The diagnoses on the effectiveness of the Internal Controls System are also regularly submitted to the evaluation of the Audit and Internal Controls and Compliance Committees at meetings.

The Internal Controls and Compliance Committee issues a semi-annual opinion on the effectiveness of the Internal Controls System maintained in the Organization and submits it to the approval of the Board of Directors at a specific meeting about the subject.

Internal Controls Management Methodology

The Organization’s risk and internal controls management methodology gathers the use of approaches, computerized tools, organizational and people structure, management processes and models. In order to maintain the effective and harmonious operations of these components, Bradesco carries out constant qualification and training programs, disseminates the culture, increases awareness of employees and revises the policies.

In this context, in June of 2008, according to Form 20-F filed with the SEC, the Organization obtained the certification of its internal controls audited by PricewaterhouseCoopers, focused on the preparation of the financial statements related to the fiscal year ended on December 31, 2007 in accordance with the provisions set forth in the U.S. Sarbanes-Oxley Act – Section 404.

Continuous Improvement

The Organization exercises all-encompassing management of its main risks based on methodology that gathers five major activities arranged in a logical sequence of execution which, when concluded, offers enough support to assert that its Internal Controls System is effective. For operational processes, such methodology is in line with the structure of COSO, Cobit for the information technology environments and requirements of ELC – Entity Level Controls established by PCAOB for aspects focused on Corporate Governance; all of them adhere to the regulations of the Brazilian Central Bank and to the principles recommended by the Basel Committee.

Methodology

Activity 1 – Formalize the Process – document the flow of process to identify risks and controls activities.

Activity 2 – Measure, Assess, Deal With and Monitor Risks and Controls – identify, classify, measure the risk exposure, check the existence and adequacy of the inherent control design and manage both.

Activity 3 – Answer on Risks – identify gaps and follow-up the implementation of action plans to correct anomalies or improve existing controls.

Activity 4 – Perform Adherence Tests – ensure, by means of formal execution of adherence tests that the control definition is adequate and that the activity of controlling has been exercised regularly and correctly.

Activity 5 – Apply Corporate Self-Evaluation – apply assertions to the Organization’s employees with a view to evaluating levels of knowledge, understanding, application and compliance on issues involving integrity, ethical and moral values, policies and rules inherent to the risks and internal controls management.

Compliance agents are responsible for executing activities for identification, classification, assessment and monitoring of risks and controls as well as performing adherence tests and preparing action plans, according to models defined by the internal controls area.

Analysis of Internal Controls

The Organization’s risks and controls undergo an inventory process with respect to process and management and reach information technology and management of access to information in operational environments, currently representing over 1,800 key controls, corresponding to more than 35,000 adherence tests planned to be executed during 2008.

Instances of non-compliance identified with adherence tests executed are represented by punctual and immaterial failures, related to the protection of evidence and do not affect the effectiveness of the controls.

Money Laundering Prevention

The Organization maintains specific policies, processes and systems to prevent and/or detect the use of its structure, products and services for money laundering and financing terrorism. Significant investments are made to train employees with programs in several formats such as the availability of an instruction leaflet, videos, e-learning courses and on-site lectures, including specific courses for areas in which the daily activities require them. A multi-department commission evaluates the pertinence of submitting the suspicious or atypical cases identified to the proper authorities, whether the operation has been carried out or not. The Executive Committee for the Prevention and Combat of Money Laundering and Terrorism Financing meets on a quarterly basis to evaluate the progress of the work and the need to adopt new measures with the intention to align the Organization’s Program of Prevention and Combat of Money Laundering Terrorism Financing to the rules issued by the regulatory bodies and to the best international practices.

Information Security

Information security is basically comprised of a set of controls including policies, processes, organizational structures and security rules and procedures. It aims at protecting clients’ and the Organization’s information, with respect to confidentiality, integrity and availability.

The Bradesco Organization created the Corporate Policy on Information Security, whose guidelines are available on our website, and maintains a formal infrastructure to promote the corporate management of information security, thus providing effective protection for information assets. The Corporate Policy on Information Security includes privacy guidelines, voluntarily set forth by the Bradesco Organization, aiming at protecting the privacy of its clients’ data. This reflects the Organization’s values and reiterates its commitment to the continuous improvement of data protection methods efficiency.

Capital Management

The Organization's capital management tries to optimize the risk to return ratio so as to minimize losses through well-defined business strategies and maximize efficiency in the combination of factors affecting the Capital Adequacy Ratio (Basel).

Reference Shareholders’ Equity – in million of R$

Calculation Statement

Calculation Basis	Financial Consolidated (1)	Total Economic- Financial Consolidated (2)

Shareholders' Equity	34,168	34,168
Decrease in tax credits pursuant to Bacen Resolution 3,059	(102)	(102)
Decrease in deferred assets pursuant to Bacen Resolution 3,444	(388)	(521)
Decrease in gains/losses of adjustments to market value in DPV and derivatives
pursuant to Bacen Resolution 3,444	1,552	1,552
Minority interest/other	592	627
Reference Shareholders’ Equity Level I	35,822	35,724
Sum of gains/losses of adjustments to market value in DPV and derivatives
pursuant to Bacen Resolution 3,444	(1,552)	(1,552)
Subordinated debts/others	11,041	11,041
Reference Shareholders’ Equity Level II	9,489	9,489
Total Reference Shareholders’ Equity (Level I + Level II)	45,311	45,213
Deduction of instruments for funding pursuant to Bacen Resolution 3,444	(51)	(497)
Reference Shareholders’ Equity	45,260	44,716

(1) Financial companies only.
(2) Financial and-non-financial companies

Capital Allocation – New Basel Capital Accord

Below regulatory capital allocation amounts based on simulations of June 30, 2008 and the effective allocation on September 30, 2008, both, according to the New Basel Capital Accord, standardized approach, pursuant to the Brazilian Central Bank Resolutions:

	in millions of R$

	Financial		Economic-financial

	June	September	June	September
Credit Risk	(simulation)		(simulation)

Products
Loan Operations (Not Retail)	6,799	8,770	7,716	8,741
Loan Operations (Retail)	4,969	3,895	4,052	3,911
Guarantees Provided	2,947	3,210	2,957	3,045
Loan Commitments	1,766	1,648	1,766	1,661
Securities Operations	1,644	2,195	3,068	3,665
Other Assets	8,885	10,202	7,747	9,159
Total Allocation	27,009	29,920	27,306	30,182

Market Risk

Installments
Interest Rate	257	487	658	694
Prefixed in R$	23	55	25	59
Foreign Exchange Coupon	39	52	39	52
Price Index Coupon	193	378	591	580
Interest Rate Coupon	3	3	3	3
Shares	40	8	368	330
Commodities	10	11	10	11
Foreign Exchange (1)	5,798	–	5,798	–
Total Allocation	6,106	507	6,835	1,035

Operational Risk (2)

Business Line
Corporate Finance	5	5	5	5
Trading and Sales	91	91	91	91
Retail	53	53	53	53
Commercial	57	57	57	57
Payments and Settlements	51	51	51	51
Financial Agent Services	7	7	7	7
Asset Management	18	18	18	18
Retail Brokerage	1	1	1	1
Total Allocation	283	283	283	283

Main Amounts

Assets Weighted by Risk	303,620	279,184	312,955	286,363
Reference Shareholders’ Equity	43,975	45,260	43,515	44,716
Required Shareholders’ Equity	33,398	30,710	34,425	31,500
Margin	10,576	14,550	9,090	13,216
Capital Adequacy Ratio (Basel)	14.5%	16.2%	13.9%	15.6%

(1) In September, assessed PCAM was R$1.05 billion, below the 5% of shareholders’ equity. Thus, pursuant to Circular Letter 3,389 of the Brazilian Central Bank, PCAM’s capital allocation, in this case, equals zero.
(2) Pursuant to Circular Letter 3,383 of the Brazilian Central Bank, a 0.20 multiplier is applied to the Operational Risk amount assessed.

According to New Capital Accord, standardized approach, the capital margin in September stood at R$13.2 billion for the Economic-Financial Consolidated and Capital Adequacy Ratio stood at 15.6% . We point out that during 3Q08, we exercised the prerogative of excluding the total position of over-hedge on investments held abroad, pursuant to Article 4 of Circular Letter 3,389 of the Brazilian Central Bank.

Cards

	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Number of Cards – in thousands	63,196	67,228	67,228	77,952	80,207	80,207
Credit	15,406	16,282	16,282	19,656	20,333	20,333
Debit	41,023	42,079	42,079	45,730	46,933	46,933
Private Label	6,767	8,867	8,867	12,566	12,941	12,941
Revenue – in millions of R$	12,628	13,641	38,093	15,629	16,550	47,041
Credit	7,767	8,456	23,454	9,704	10,165	29,038
Debit	3,858	4,075	11,743	4,835	5,264	14,711
Private Label	1,003	1,110	2,896	1,090	1,121	3,292
Number of Transactions – in thousands	186,855	205,106	569,874	228,593	240,654	691,570
Credit	92,071	103,538	282,057	115,157	119,583	347,018
Debit	82,524	86,892	250,739	98,755	105,741	299,278
Private Label	12,260	14,676	37,078	14,681	15,330	45,274

Credit Cards

By making available to its clients the most complete line of credit cards in the country; Bradesco has been increasing its share in the segment. It provides Visa, American Express, MasterCard and Private Label credit cards that stand out for the range of benefits and convenience offered to their users.

To provide more protection and reduce the incidence of fraud, Bradesco started the expansion process of the Visa chip credit card base in the International, Gold and Platinum types of individual clients of the Varejo (Retail) and Prime segments. This growth also enabled the client to have access to the Promotional Platform, a program that allows clients to participate in several promotions and receive gifts or discounts in the transactions.

As of this quarter, Bradesco is authorized to accredit establishments to the Redecard system, in addition to carry out “Domicílio Bancário”’s transfers (a bank account that transacts accounts receivable of suppliers and clients). With such novelty, the Bank broadens its operations in this segment accrediting establishments to the main debit and credit flags in Brazil: Visa, American Express and Mastercard, representing an excellent opportunity for business growth with current clients as well as to conquer new accounts.

In September 2008, Bradesco increased its credit card base by 24.9% compared to September 2007. The number of transactions in 3Q08 climbed 15.5% Y-O-Y.

The revenue for 3Q08 reached R$10.2 billion with a 20.2% increase Q-O-Q.

In September 2008, Bradesco’s American Express card base reached growth higher than 63.5% since we assumed control of this operation in 2006.

Number of Credit Cards – in thousands

Credit Card Revenue – in millions of R$

Debit Cards

Bradesco closed September 2008 with 46.9 million debit cards, 11.5% higher than the base of September 2007. In 3Q08, the average number of transactions per card grew 9.1% y-o-y. The total number of transactions made by debit card in 3Q08 was 105.7 million, a 21.7% growth y-o-y.

In terms of revenue, there was an increase of 29.2% y-o-y. The financial volume reached R$5.3 billion in 3Q08.

This quarter, the service called Troco Fácil was made available, in a partnership with Visanet, targeting Bradesco checking and savings accounts cards. At each purchase, clients may request the change in cash, providing the clients with more convenience and easiness, since they now can rely on a new withdrawal channel.

Number of Debit Cards – in thousands

Debit Card Revenue – in millions of R$

Private Label Cards

In this market, Bradesco issues cards by means of operating agreements with retail stores that operate in the segments of electrical appliances, supermarkets, department stores, clothing, pharmacy and cosmetics. Agreements with stores Casas Bahia, Comper, Carone, Dois Irmãos, G. Barbosa, Coop, LeaderCard, Esplanada (Grupo Deib Otoch), Luigi Bertolli, Panvel, Drogasil, O Boticário and Colombo can be highlighted. The agreements are a way to appreciate and create loyal clients, making available access to bank products and services.

In 3Q08, revenue added up to R$1,121 million, with 15.3 million transactions, closing the period with a base of 12.9 million cards.

Meal and Food Cards

In partnership with other issuers and Visa International, Bradesco constituted Visa Vale and actively participates in the distribution of its cards.

The value proposal for this business, in addition to reducing the operational cost, increases the efficiency of means of payment with 100% electronic transactions, thus offering higher security and convenience for companies and employees.

In 3Q08, Bradesco contributed with a base of 1.8 million Visa Vale cards, representing a y-o-y increase of 22.8% . Revenue in 3Q08 amounted to R$679 million, a 27.9% y-o-y increase.

Card Income

Card services income reached, in September YTD 2008, R$2,169.7 million, a growth of 23.2% y-o-y, due to the outstanding performance mainly in revenues on purchases and services.

In September YTD 2008, revenues coming from financing had a 47.7% increase y-o-y, reaching R$2,436.3 million.

Credit Card Assets

In 3Q08, credit card assets, which include bearer’s financing fees, advances to establishments and credit for purchases made in a single or several installments increased by 33.1% y-o-y, ending the quarter with R$14.1 billion.

Assets Generated by the Credit Card Business – in millions of R$

Social-Environmental Responsibility

Since 1993, Bradesco Cartões has promoted social-environmental and humanitarian actions, transferring a portion of annual card fees to philanthropic entities.

We highlight the issuance of SOS Mata Atlântica, AACD, APAE and Casas André Luiz cards.

International Area

The International Area presents the following framework:

10 Units Abroad (Branches and Subsidiaries)

Branches:

New York – Bradesco
Grand Cayman – Bradesco (2) and BMC
Nassau – Bradesco

Subsidiaries:

Buenos Aires – Banco Bradesco Argentina S,A,
Luxembourg – Banco Bradesco Luxembourg S,A,
Tokyo – Bradesco Services Co,. Ltd,
Grand Cayman – Cidade Capital Markets Ltd,
Hong Kong – Bradesco Trade Service Ltd,

12 Operating Units and 13 Exchange Platforms in Brazil

Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo and Vitória. There are also 13 exchange platforms located in the ABC region, Belém, Caxias do Sul, Franca, Goiânia, Guarulhos, Joinville, Jundiaí, Londrina, Novo Hamburgo, Ribeirão Preto, Santos and Sorocaba.

In the other regions of the country, the International Area, with respect of business prospecting and opportunities with clients/potential clients, is represented by the business units and branches of the corporate, middle market and corporate retail segments, reporting to the operating unit or nearest exchange platform.

Bradesco Organization, represented by its International Area, consolidates one more period of important support to the inclusion of Brazil in global foreign trade. The numbers presented below confirm this statement.

Export Market

The volume of export exchange contracts entered into from January to September 2008 totaled US$33.7 billion; this amount allowed the 15.8% y-o-y growth when compared to the US$29.1 billion recorded in 2007.

It is worth mentioning that the growth presented by the market in the same period was 6.3% .

Thus, market share in this period increased from 20.4% in 2007 to 22.2% in 2008.

Financing for Brazilian Exports

Aligned with the performance presented in exchange closings in this modality, total financings granted to Brazilian exporters also increased. Up to September 2008, total amount recorded is US$12.5 billion, surpassing approximately 19.0% the amount of US$10.5 billion granted in the same period of 2007.

It is worth mentioning that these amounts include BNDES – EXIM onlending operations, transferred by the International Area, in the amount of US$746.2 million in 2008 against US$588.2 million in 2007, a 26.9% growth.

Thus, loan notes and bank letters of credit –NCE/CCE are also considered, increasing from US$276.9 million in 9M07 to US$2.5 billion in 2008, an 802.9% growth.

Import Market

In this modality, performance obtained in 9M08 was even clearer. Import contracts entered into amounted to US$17.1 billion, 40.0% higher than the total amount recorded in 9M07, US$12.2 billion. This result was slightly higher than the market’s performance, which was 37.5% .

Like export, market share also had an increase, from 15.8% in 9M07 to 16.3% in 9M08.

Financing for Brazilian Imports

The growth presented by the import market, as previously mentioned, allowed the international area to record a strong increase in these first nine months. Total amount recorded at the end of September 2008 reached US$2.1 billion, surpassing in 61.5% the total amount recorded in 2007, which was US$1.3 billion.

Volume of Exchange Closing – in billions of US$

Export Market

Import Market

At the end of 3Q08, the international area shows in its asset portfolio a significant amount of US$15.4 billion, considering the amounts related to financing for export and import, international guarantees granted, including confirmed export letters of credit, loans to Brazilian companies headquartered abroad, financing for banks headquartered abroad and committed lines.

When compared to the balance in the same period of 2007, which was US$11.3 billion, the portfolio showed an increase of 36.3% .

The following table shows an analysis of the balances of the several products composing the international area assets on the reference dates of September 30, 2007 and September 30, 2008:

Foreign Trade Portfolio	September 2007		September 2008

	millions of US$	millions of R$	millions of US$	millions of R$

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	2,763	5,079	3,668	7,019
Advance on Foreign Exchange Contracts – Delivered Bills	684	1,257	649	1,242
Export Prepayments	2,696	4,958	3,218	6,159
Onlending of Funds Borrowed from BNDES – EXIM	1,483	2,726	1,271	2,431
NCE/CCE	366	673	1,846	3,531
Documentary Drafts and Bills of Exchange in Foreign Currency	4	7	3	6
Indirect Exports	3	6	–	–
Total Export Financing	7,999	14,706	10,655	20,388

Import Financing
Foreign Currency	579	1,064	960	1,838
Imports Draft Discounted	534	982	1,132	2,166
Open Import Credit	158	291	592	1,133
Total Import Financing	1,271	2,337	2,684	5,137

Collateral
Foreign Collateral Provided	259	476	619	1,185
Total Foreign Collateral Provided	259	476	619	1,185

Total Foreign Trade Portfolio	9,529	17,519	13,958	26,710

Loan via Branches Headquartered Abroad	1,185	2,180	912	1,747
Financing for Banks Headquartered Abroad	–	–	34	64
Committed Lines	626	1,150	514	984
Overall Total	11,340	20,849	15,418	29,505

The funding necessary for foreign trade financing is obtained from the international financial community by means of credit lines granted by correspondent banks abroad. On September 30, 2008, 106 banks, especially U.S., Asian and European banks, had extended credit lines to Bradesco.

Up to September, we recorded that, in addition to the traditional funding source entirely aimed at financing Brazilian foreign trade of correspondent banks, the Bradesco Organization raised US$925.5 million in the international capital markets. We point out the Securitization Series MT100 operation, with a 6-year term, in the amount of US$500.0 million paid on March 6, 2008.

The amount raised is due to long- and medium-term public and private placements. These funds were also allocated to the financing of foreign trade and to working capital loan.

The following table lists the outstanding operations on the reference date of September 2008:

Foreign Public Issuances – Outstanding – Reference Date: September 2008 (Amounts exceeding US$50 million)

Issuances	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17,500	4.25.2002	4.17.2012
Subordinated Debt	US$	500	10.24.2003	10.24.2013
Subordinated Debt (US$275.9 million)	Euro	225	4.15.2004	4.15.2014
FIRN	US$	125	12.11.2004	12.11.2014
FIRN	US$	100	8.8.2005	8.4.2015
FxRN – BRL (US$100.0 million)	R$	227	10.3.2005	1.4.2010
Securitization Series MT 100 – 2007-1 – Floating (*)	US$	250	6.11.2007	5.20.2014
Securitization Series MT 100 – 2007-2 – Floating (*)	US$	250	6.11.2007	5.20.2014
Securitization Series MT 100 – 2003-1 – Fixed (*)	US$	88	8.20.2003	8.20.2010
Securitization Series MT 100 – 2004-1 – Fixed (*)	US$	68	7.28.2004	8.20.2012
Securitization Series MT 100 – 2007-3 – Floating (*)	US$	200	12.20.2007	11.20.2014
Securitization Series MT 100 – 2007-4 – Floating (*)	US$	200	12.20.2007	11.20.2014
Securitization Series MT 100 – 2008-1 – Floating (*) (1)	US$	500	3.6.2008	5.20.2014
Perpetual Securities (2)	US$	300	6.3.2005	Perpetual
Public Issuances	US$	3,275
Private Issuances	US$	518
Overall Total (equivalent in US$)	US$	3,793

(*) International Diversified Payment Rights Company.
(1) Subject to grace period review annually.
(2) Perpetual Non-cumulative Junior Subordinated Securities.

The main purpose of the branches and subsidiaries headquartered abroad is raising funds in the foreign market for onlending to clients, mainly by means of Brazilian foreign trade financing operations.

The additional activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide services to private banking clients, as well as to seek foreign trade operations.

The following table shows the book balances of assets and shareholders’ equity of the units abroad on the reference dates of September 30, 2007 and September 30, 2008:

Branches and Subsidiaries Headquartered Abroad	in millions of US$

	September 2007		September 2008

	Total Assets	Shareholders’	Total Assets	Shareholders’
		Equity		Equity

Bradesco New York	1,575	165	3,434	175
Bradesco Grand Cayman	9,668	3,883	10,961	4,507
Bradesco Grand Cayman – 2 (1)	–	–	429	429
BMC Grand Cayman	51	43	45	45
Boavista Nassau (2)	9	9	–	–
Bradesco Nassau (3)	–	–	25	25
Cidade Capital Markets Ltd. – Grand Cayman	36	36	37	37
Bradesco Services Co., Ltd. – Tokyo	1	1	1	1
Banco Bradesco Argentina S.A.	35	30	37	31
Banco Bradesco Luxembourg S.A.	518	150	768	160
Total	11,893	4,317	15,737	5,410

(1) Acquisition of Santander / Banespa Grand Cayman Branch on November 1, 2007. In January 2008, there was a US$300 million capital increase.
(2) Boavista Nassau – ended its activities on December 31, 2007. The capital of US$9 million was transferred to Bradesco Nassau.
(3) Bradesco Nassau – started its activities on August 16, 2007.

Cash Management Solutions

Cash management solutions are structured by an area composed of experts. These experts conduct analysis and implement customized solutions following the same parameters and converge on themselves, taking into account the company, its suppliers, its clients, employees, and other stakeholders. These solutions are conditioned to the needs of cash management of the companies, maximizing results in the mutual view of businesses offered and operated with clients, with a technological synergy.

High versatility systems combined with the speed of processed transactions and the strategic service network coverage enable Bradesco to provide Global Cash Management services to companies anywhere in the world.

Partnerships entered into with Banco Bilbao Viscaya Argentaria and Rede Connector completed the offer of financial services aiming at facilitating the management of companies with international treasuries intending to do business in Brazil.

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

With a 29.96%* market share, Bradesco Online Collection is leader standing out for its comprehensiveness and several modalities, meeting companies’ needs, regardless of their size. The solutions made available provide convenience and safety, in addition to reducing costs and maximizing clients returns. The Online Collection offers other business opportunities for the Bank.

(*) Source: Sisbacen – July/2008 basis.

Collections

Developed based on high standards of efficiency and quality, Bradesco's collections serve a dual purpose. On one hand, they seek to provide client satisfaction with appropriate and innovative solutions for the settlement of taxes; on the other hand, they effectively interact with the different government departments on the federal, state and local levels and with public utility concessionaires. Our services distinguish themselves for their speed and security in processed information and amounts collected. Bradesco is leader among the private banks in the collection of the following taxes:

  DARF – Collections performance in customer service channels: 19.8% market share; (1)
  DAS: 16.3% market share; and (1)
  GPS: 14.0% market share. (2)

(1) Source: Federal Revenue/Serpro
(2) Source: INSS/Febraban

Payment Solutions

Pag-For Bradesco (Suppliers Payment), Bradesco Net Empresa and PTRB

Following our commitment to efficiency, Bradesco's payment solutions, available via Pag-For Bradesco, Bradesco Net Empresa and Electronic Payment of Taxes products, meet all clients’ needs, enabling with agility and security, supplier payments, tax settlements and e-transfers via the internet or by the transmission of files.

Cash Management Solutions

To make the daily cash flow operations of companies even easier, Bradesco has solutions that assist in the management of accounts receivable and payable. These are solutions that bring greater efficiency and agility to the operation, enabling high performance in results generation. Among the main solutions are Net Finanças Condomínio (Condominium Property Management via Internet), Conciliação Bancária (Banking Reconciliation), Caixa Centralizado (Centralized Cash) and Bradesco Plus Office Banking.

Always concerned with market trends, Bradesco is accredited as Registry Authority to issue the Digital Certificate, an authorized electronic signature to be safely used in several situations that require accuracy, authenticity and full faith and credit. This certificate can be used in the electronic signature of agreements in general, exchange operations, transfer of files and other purposes that require electronic safety.

Government Authority Relationship Management

Public administration also requires agility and technology in its every-day activities. In order to serve this market, Bradesco has a specific area and specialized services to entities and bodies of the Executive, Legislative and Judicial Branches, at the federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (Army, Navy and Air Force) and the auxiliary forces (Federal, Military and Civil Police), notary officers and registers, identifying business opportunities and structuring customized solutions.

An exclusive website, www.bradescopoderpublico.com.br, was developed for these clients and presents the federal, state and municipal governments with corporate, payments, receipts, human resources and treasury solutions, meeting the needs and expectations of the Executive, Legislative and Judiciary Branches. The portal also has an exclusive place for public employees and military policemen with all the products and services Bradesco makes available for these clients.

The relationship occurs by means of exclusive service platforms located nationwide with specialized relationship managers to provide services to these clients.

Statistical Data

	Number of Documents Processed – millions

	2007			2008

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September
			YTD			YTD

Receipt Solutions	134.5	140.4	405.3	144.9	151.2	438.3
Payment Solutions	40.2	44.1	123.0	50.3	56.4	153.6
Public Sector (*)	87.0	89.8	266.3	93.1	97.0	287.1
Taxes	22.3	23.0	70.5	22.2	25.5	74.4
Water, Electricity, Telephone and Gas	49.8	51.9	151.2	55.7	56.0	166.7
Social Security (1)	14.9	14.9	44.6	15.2	15.5	46.0
Total	261.7	274.3	794.6	288.3	304.6	879.0

(1) Total of Beneficiaries: more than 5.060 million retirees and pensioners (corresponding to 19.54% of the population subject to INSS, which makes Bradesco the leader among the private banks in benefit payments).
(*) Includes public and privatized utility service concessionaires.

Qualified Services for Capital Markets

Bradesco, by means of the Share and Custody Department, is one of the main suppliers of qualified services for capital markets, being the national leader in qualified custody – according to Anbid ranking. With a modern infrastructure and specialized team, Bradesco proposes innovative solutions, expanding service options and generating operating flexibility for its clients.

In addition to structuring the best products and services, it submits its processes to the Quality Management System ISO 9001:2000 and GoodPriv@cy.

We have 13 certifications related to data privacy and quality that ensure absolute tranquility for our clients.

The Share and Custody Department provides qualified services for capital markets related to the bookkeeping of assets: shares, BDRs, investment fund quotas, CRIs and debentures, qualified custody of securities, custody of shares for coverage of DRs, controllership of investment funds and managed portfolios, administrative bank, FIDC, FIP, qualified depository and compensation agent.

Our services:

Assets Bookkeeping

In this segment, Bradesco offers bookkeeping services for shares, BDR, investment fund quotas, CRIs and debentures.

Shares

A pioneer of this segment in Brazil, Bradesco has services that gather all procedures related to the bookkeeping of shares, serving more than 2.9 million shareholders.

The Bradesco System of Book-Entry Shares was developed to serve publicly or privately-held companies in all their needs related to the registration and updating of shares issued, either book-entry or registered shares. By means of the Bradesco Custody website (www.bradescocustodia.com.br), companies may access, online and in real time, the positions of their shareholders, registration and banking data, share movements and may also consult their investors’ resolved dividends (dividends/interest on shareholders’ capital) paid and/or to be paid. On a daily basis, the system makes available the companies’ total base of shareholders, showing the position of shares registered in the records of the Depository Financial Institution and/or CBLC. Bradesco also offers to investors of the companies to which it provides share bookkeeping services customized assistance by means of the nationwide branch network.

We would like to point out the participation of Bradesco as the depository financial institution of companies’ shares in IPO operations whose market share was 50% among the structured operations in 3Q08.

Brazilian Depositary Receipts

Pioneer and responsible for the development of the depository service of BDRs traded on the stock exchange, Bradesco offers as part of its bookkeeping service of BDRs the registration of the program with CVM and Bacen, the control of issuances and cancellations of BDRs and the management of all events in addition to customized assistance to investors through the branch network.

Investment Fund Quotas

The Bradesco System of Book-Entry Quotas was developed to meet the needs of our clients in the activities related to their managed funds and in the bookkeeping of quotas of these funds, targeting the access to their positions, registration data of quotaholders and issuance of reports.

The Bradesco Book-Entry System eliminates the complexity of the conventional system, facilitating the work of brokerage firms in negotiations and making possible the conquest of new quotaholders in any part of Brazil, once the system has a national scope. In addition, we realize the control and registration of movements and process the payments of proceeds.

Debentures

The system records the issuance of debentures and controls the movement, processing the payments of rights granted to debenture holders and maintaining control of the balances of debentures registered in the SND. Managerial reports for the follow-up of the debentures and debenture holders are sent to the issuing company.

In issuance of debentures operations we reached a 49% market share, considering the volume of Brazilian Reais of issuances carried out.

Administrative Bank (Debentures/Promissory Notes)

The Share and Custody Department operates as the liquidator of the issuing company in the Cetip, by means of SND and/or of CBLC – Bovespa FIX, complying with all legal procedures described in the System Operation Regulations.

Up to 3Q08, the total financial volume of issuances reached R$53.5 billion, and Bradesco held 52.7% of market share.

Main Indicators in 3Q08:

Book-Entry Shares	225 companies, with market value of R$552 billion, comprising more than 2.9 million shareholders.

Book-Entry Debentures	78 companies with 102 issues, totalizing a restated amount of R$112.6 billion.

Book-Entry Quotas	95 closed funds, with restated amount of R$15.1 billion.

BDR	3 programs, with market value of R$129.3 million.

Custody, Controllership and Investment Fund Management and Managed Portfolios

Targeted at companies, assets, foundations, insurance companies and private pension plan entities, the services for this segment have continuously grown.

Qualified Custody of Securities

With innovative solutions and great operational flexibility, in April of 2007 Bradesco took over the leadership of the national segment of Qualified Custody of Securities, according to Anbid ranking.

The Qualified Custody service includes the physical and financial settlement of assets, their custody, and the management and information of events associated to these assets. It also includes the financial settlement of derivatives, exchange agreements of financial flows, swap and forward operations, as well as the payment of fees related to the service provided, such as, but not limited to, rate of movement and registration of depositories and chambers and systems of settlement. In this segment there are activities that are related to the following factors: the control and exercises of the rights related to fixed income and variable income events and the flow of payments and receipts of deposited assets; physical settlement of fixed income, variable income and futures market operations; maintenance of investor registration with depository agents and/or custody of physical assets; conciliation of assets such as clearings and banking of checking accounts; operations in the over-the-counter market on behalf of investors, daily updating of the equity and control of assets deposited in CBLC, Selic, Cetip and BM&F.

Custody of Shares for Coverage of DRs

Bradesco launched the first Brazilian DR program. This service consists of the registration of the program in CVM and in Bacen, the control of issuances and cancellations, the receipt of rights on shares and the remittance of funds abroad. In addition, it carries out in the depository bank the transmission of information related to resolutions made at the meetings of the issuing companies of DRs.

Controllership and Management of Investment Funds and Managed Portfolios

Bradesco, in addition to providing the Custody service, counts on the best structure in the provision of services of controllership for investment funds and managed portfolios.

In this segment there are activities related to the following factors: the control of movements of cash, risk and legal framing and investment policy; banking and fixed income assets traded with Selic or Cetip conciliation, and variable income assets, traded at the stock mercantile exchanges; registration of purchase and sale operations of assets comprising the portfolio of funds/portfolios; accounting of assets, provisions, movement of quotaholders. These activities aim at the preparation of trial balances and periodic reports for the statement of income sent to proper bodies and to quotaholders, and are monitored by a control team, which verifies the compliances related to the legal and contractual aspects, to the investment policy and the specific client rules, aiming at eliminating risks involved and ensuring the total quality of services provided.

Main Indicators in 3Q08:

Custody	R$404.8 billion in assets under custody (funds, portfolios, DRs and receivable funds).

Controllership	R$432.8 billion distributed across 7,569 investment funds and portfolios under management.

DR	R$65.6 billion in 13 programs.

Receivables Securitization Fund – FIDC

The service is based on the following activities: receiving and analyzing the documentation that proves the existence of receivables; verifying whether the receivables are framed in the eligibility criteria of the fund; physically and financially settlement of the acquisitions and sales of receivables and other assets of the fund portfolio; operational follow up of the fund portfolio, such as maturity of the receivables, verification of concentration indexes and other obligations described in the regulation of the fund; executing the collection of receivables duly complying with contractual obligations or those not complying with contractual obligations; the preparation of all the documentation required for compliance with legal requirements; and meeting the clients’ needs, as well as helping them in the follow-up aspects of the collection of receivables.

FIDC	R$9.8 billion in 51 FIDCs.

Qualified Depository

This is a type of service provision in which the Bank, as an independent entity, agrees to receive, keep in custody, meet and settle operations in favor of the contracting parties, as agreed in the contract, for greater comfort of financial obligations guaranteed or assumed, maintaining the control and the supervision by means of an escrow account.

Qualified Depository	1,275 contracts with financial volume of R$3.3 billion.

Compensation Agent

This is a type of service provision for financial institutions (brokerage firms and distributors of securities) and qualified institutional investors (managed portfolios, investment funds and clubs). In this position, Bradesco is responsible, before the CBLC, for the physical and financial settlement of the operations registered on Bovespa, within daily operational limits which are established due to guarantees presented by the respective clients in view of the volume and type of operations carried out on the stock exchange.

Compensation Agent	Volume of R$37.2 billion

Assets under Custody Growth – in billions of R$

Corporate Processes

Ombudsman

The Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April of 1985 the service Alô Bradesco (Hello Bradesco), the first financial market communication channel for suggestions and complaints, five years prior to the launching of the Consumer Defense Code. This channel enhanced relations and has been an important strategic tool for relations transparency.

As a result, we implemented the ombudsman’s office in July of 2005, centralizing all manifestations recorded in different channels, including those stemming from the Central Bank and Procon.

In compliance with the rule of the National Monetary Council, published by means of Bacen Resolution 3,477 of July 26, 2007, the departmental director in charge of the ombudsman’s office and the ombudsman itself was appointed, and a 2nd level service was created so that clients may check the solution found for their complaint previously recorded by the customer service network – through Alô Bradesco, by phone, or through the internet channel, by e-mail, in the “Talk to Us” section.

It is incumbent upon the ombudsman’s office to manage all these manifestations, follow-up on the term and quality of answers offered, provide product, service and process managers with updated information so that these managers can learn from these “warnings received” and anticipate compatible solutions with needs and demands of our clients. The ombudsman’s office must also continuously follow the notes until the realization of correction actions.

Quality Management – NBR ISO 9001:2000 Certifications

The Bradesco Organization has adopted management systems as tools that helps in the execution and operation of its processes in a transparent and systematic manner.

The management system is comprised of an organizational structure, planning activities, responsibilities, practices, procedures, processes and funds for the development, implementation, revision and maintenance of the Organization’s policies.

The SGQB is an important tool of the Bradesco Organization, with the purpose of continuously improving the performance of processes, taking into consideration the needs of all interested parties. By means of the SGQB, the premises can show their capacity to provide products/services that meet clients’ and the applicable regulatory requirements, aiming at increasing clients’ satisfaction.

The Bradesco Organization has a group of highly qualified professionals, responsible for defining the SGQB methodology and management of the implementation process.

In the permanent quest to provide its clients and users with the ease and comfort that only an All-Inclusive Bank can offer, the Bradesco Organization received the acknowledgement in 197 processes certified in ISO 9001:2000, all related to its products and services.

The ISO 9001:2000 certifications are formal evidence that all the activities related to certified processes were planned, implemented and controlled according to international acknowledgment norms.

The ISO 9001:2000 certifications motivate the Organization to advance in its quality management practices, which represent a great advantage in business management, as well as significant contributions to issues of sustainability and corporate governance, building a strong base for the adoption of world class excellence criteria in its processes.

Data Protection and Privacy Seal – GoodPriv@cy

GoodPriv@cy – Data Protection and Privacy Seal – is an internationally established standard comprised of requirements aimed at the management of data protection and privacy at organizations.

Bradesco Data Protection Management System aims to standardize protection management, thus minimizing risks related to violation in data protection and failures in information security, by means of compliance with the legal and internal requirements and the continuous improvement of data protection and privacy processes.

As the Bradesco Organization is a pioneer in technological innovation, it constantly invests in IT, concerned about information security in all levels.

Therefore, it establishes procedures in the ethical treatment of personal data collected for any purpose, including the establishment of the Information Security Corporate Policy and the Information Security Corporate Rule.

The certifications show this practice and reiterate the Organization’s permanent concern about its clients and users’ data security and protection. Out of the 18 GoodPriv@cy certifications granted in Brazil, 15 belong to Bradesco Organization (Source: http://www.iqnetcertification.com/index.php?page =searchcomp&orderby=country&limite=0&liv1=1&l iv2=&liv3=- accessed in September/2008).

Bradesco Organization GoodPriv@cy Certifications:

– Fax Fácil

– Fone Fácil

– Home Broker

– Internet Banking

– Private

– Custody – Liabilities Dockets

– Custody – Assets Dockets

– Custody – Report Data Privacy

– WebTA – File Transference

– NetEmpresa

– ShopCredit

– Electronic Commerce – Individuals

– Electronic Commerce – Corporate

– Cards

– Password Privacy Management

Methodology for Process Mapping and Documentation

This is the corporate methodology for process mapping and documentation whose goal is to enable the Bank’s departments to map and document the product and service processes it manages, in a systematized and standardized manner.

The result of the documentation is stored in a specific corporate database, from which the documentation requested is provided concomitantly, in order to comply with:

– ABC;

– Bradesco Quality Management System – NBR ISO 9001:2000;

– Internal Controls and Compliance;

– Section 404 of the Sarbanes-Oxley Act; and

– Ongoing Improvement of Processes.

The methodology establishes a standardized document structure, which is adopted by the departments and allows an overview of processes from products/services, as follows:

– Organization Chart;

– Product and Service Tree;

– Context Diagram;

– Process Macro Vision;

– Process Flow; and

– Activity Detailing.

The structure defined for the methodology, combined with the information on products and services, effectively enables analysis and diagnosis for the development of operations aimed at improving processes and complying with the requirements of management systems.

Activity-Based Costing Program

Designed to support the Bank in its actions to improve processes and optimize productive resources, such as practices recommended for decreasing costs, Bradesco adopted ABC, which measures the cost and performance of costing activities, resources and objects.

Thus, the knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows for a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We highlight that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improvements to allocation of costs to products, channels and customers; support for qualification studies and negotiation of fees; subsidies for product, unit and client profitability systems; support for studies concerning outsourcing, merger and equipment sharing; and support for cost rationalization studies.

Activity-Based Management Program

Seeking to explore potential applications of the information base of the ABC, we are in the process of adopting a cost management model by means of ABM that will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Concurrently, as processes are improved, operating performance can be seamlessly integrated with Bradesco's strategic goals to create and/or support Bradesco's competitive advantages and add value both for clients and shareholders.

Thus, the future mission of Activity-Based Management is to provide permanent support for the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as support their strategic guidance.

Integrated Management System – ERP

In the pursuit of improving results as well as extending its capacity to manage the Organization's resources to provide permanent and appropriate support for its operations, Bradesco adopted one of the most modern concepts for integrating organizational processes, using ERP, mySAP Business Suite solution.

The implementation of this system represents an innovation in terms of the handling of the value chain supporting Bradesco's financial industry, comprised of analyses dimensions focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in human resources, training, material and service purchases, accounts payable, physical and fiscal receiving, fixed assets and accounting, in addition to the availability control process for the effective follow-up of the Bank’s administrative expenses.

Currently, Works Management, Maintenance Management, Cash Management, Real Estate Management, Supplies Management (Auction and Electronic Quotation), Audit Management, Banking Accounting and Consolidation of Financial Statements processes are being implemented.

The adoption of the Integrated Management System for the processes already implemented by the areas integrated through this technology allowed them to renew processes and review organizational structures and over 85,000 system users were qualified via traditional and e-learning training.

As the main result of the implementation of the Integrated Management System, Bradesco will benefit from the organization and standardization of the processes carried out in different areas, agile decision-making and secure operations, as well as decreased operating costs and increased productivity. These factors are crucial for the Organization's growth, especially in light of the current fierce competition in the financial area, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Acknowledgements

Bradesco was granted the most important recognition award in the world financial sector: it is the Best Bank in Brazil, according to Euromoney magazine. The Awards for Excellence 2008 is granted to institutions with global and regional operations in more than 100 countries.

Bradesco is the best ranked Brazilian financial institution among the world’s 500 largest companies in Fortune magazine’s list.

Bradesco is the bank with higher capital and asset volume level in Latin America, according to the traditional TOP 1000, a list of the world’s largest and solidest banks, published on an annual basis in The Banker magazine, edited by Financial Times.

Bradesco has the most valuable brand in Brazil, assessed at R$11 billion, according to a survey carried out by the consulting firm BrandAnalytics/ Millward Brown for ISTOÉ Dinheiro magazine. The consulting firm BrandFinance, in partnership with Gazeta Mercantil, also elected Bradesco as the most valuable brand in Brazil.

The Bank is the Brazilian publicly-held company which best disclosed its sustainable practices through internet in 2007, according to a survey on sustainability in websites carried out by the consulting firm Management & Excellence (M&E) and published by Razão Contábil magazine.

Bradesco is highlighted in the 2008 edition of Anuário Melhores e Maiores (Best and Largest Annual) of Exame magazine, which comprises Brazil’s 500 largest companies. The annual also confirms the Bank’s position as leader in shareholders’ equity. Bradesco Vida e Previdência and Bradesco Saúde rank first and second, respectively, among the best insurance companies in sales.

The Organization was pointed out in the special edition of ISTOÉ Dinheiro magazine, which discloses Brazil’s 500 best companies. Bradesco is the first financial institution in the general ranking of companies from all sectors and is the best in social-environmental responsibility actions. Grupo Bradesco de Seguros e Previdência is the best in its sector.

Banco Bradesco and Grupo Bradesco de Seguros e Previdência are among the leaders in Brazilian financial market, according to the 2008 edition of Valor 1000 Annual, of Valor Econômico newspaper. Bradesco Saúde, for the third consecutive year, ranked first in Health Line category.

Guia Exame de Investimentos Pessoais (Exame Personal Investments Guide) 2008 edition highlights Bradesco as the best fund manager in leveraged segments.

Bradesco ranked first among financial institutions with best sustainability and corporate governance practices in Latin America, according to a survey of the Spanish consulting firm M&E.

The Bank won the first edition of Prêmio Personalidade Ambiental 2007 (2007 Environmental Entity Award), offered by ADVB-SP.

Bradesco is considered the best financial institution to work for in Brazil, according to Guia Você S/A Exame – As 150 Melhores Empresas para Você Trabalhar 2008 (2008 150 Best Companies to Work for). It is the ninth time, and the fifth consecutive year, that Bradesco is included in the list.

It is also among the 100 Best Companies to Work for in Brazil, according to survey of Época magazine, with evaluation of Great Place to Work Institute, the main consulting firm specialized in people management in the world.

6 - Social-environmental Responsibility

Bradesco Organization and the Social-environmental Responsibility

Bank of the Planet

In line with the strong tendency also present in the financial sector, Bradesco has decided to intensify its social and environmental commitments – aware of the new world reality of climate change and how to deal with global warming. Other than spreading the concept of sustainability among its employees, suppliers and commercial partners, Bradesco aims to incorporate, day-by-day, innovative management practices. For this purpose, the Organization has focused on aligning its responsible conduct with its commitment to environmental conservation such that it ensures its commitment to sustainable development and, at the same time, financial return.

At the end of 2007, the Organization took a historic step to confirm this posture, expanding the role of banks and its focus on sustainability when it launched the Bank of the Planet. The initiative represents a milestone in the Organization’s path and aims to unify social and environmental actions, creating new products and services and investing in the more seamless interaction of people with the environment. More than guaranteeing the continuity of its business, Bradesco decided to expand its market operations in order to contribute to the continuity of the planet.

Such an initiative is aligned with the principal international agreements and commitments that Bradesco has adopted in its management: Equator Principles (since September 2004), Global Compact (November 2005) and the Millennium Development Goals.

To learn more about Bradesco’s social and environmental initiatives, visit www.bradesco.com.br/rsa.

The material events for the period are as follows:

Bradesco is once again selected to be part of the Dow Jones Sustainability Index

Banco Bradesco, for the third consecutive year, was selected to be one of the companies of the restricted group that comprises the DJSI, New York Stock Exchange index which brings together companies with the best corporate governance practices, transparency, ethics and social-environmental responsibility.

Currently only 8 Brazilian companies, among the 45 ones invited in Brazil, are part of the list.

Worldwide a total of 320 companies from 19 economic sectors are in the list.

The index, audited by PricewaterhouseCoopers, is a quality reference for investors’ analysis worldwide, since it identifies the listed companies which search for integration of economic, environmental and social factors in its business.

Bradesco is granted the Prêmio de Melhor Site de Sustentabilidade (Best Sustainability Website Award)

The fourth annual survey developed by the Spanish consulting firm Management & Excellence X – M&E, published in the Razão Contábil magazine’s July edition, states that Bradesco is one of the companies that better discloses the sustainability, corporate governance and social-environmental responsibility actions in its website, and this is the second year that the Organization is part of the ranking, in addition of being one of the most sustainable banks in Latin America.

The survey “Best Sustainability Website” analyzes how the companies report their sustainable management, using 81 internationally accepted criteria. 50 companies listed in Ibovespa – the most important indicator of the average performance of shares traded in São Paulo Stock Exchange – up to December 2007 were evaluated.

Bradesco received the award on July 16 in Bovespa’s auditorium, in an event whose theme was Communication and Sustainability in the Capital Markets, promoted in partnership between the IBRI, M&E and Razão Contábil magazine. William Cox, M&E officer and coordinator of the survey, highlighted the Brazilian banks for these are ahead when compared to Europe and the United States in relation to compliance with risk prevention.

Bradesco stands out among ISTOÉ Dinheiro magazine’s best companies ranking

The Organization leads the general insurance sector and sustainability rankings, and is highlighted by the ISTOÉ Dinheiro magazine, which presents the 500 best companies in Brazil. Bradesco is the first financial institution included in the general ranking comprising companies from all sectors, in addition to having the best social responsibility and environmental actions. Grupo Bradesco Seguros e Previdência is the best in its sector.

The creation of Fundação Bradesco in 1956 and the actions composing the Bank of the Planet were reaffirmed in the publication as Bradesco’s pioneer attitude in social-environmental responsibility. In relation to Grupo Bradesco Seguros e Previdência, the pioneer action is the offer of different products to all profiles, taking advantage of market opportunities.

Indicators such as financial management, human resources management, quality management and innovation, social and environmental responsibility and corporate governance are considered in the survey when choosing the best companies. They show that Bradesco has a good performance and leadership in financial market, in addition to being committed to sustainability causes.

Bradesco is part of the Goldman Sachs sustainability list

Bradesco was the only Brazilian bank to comprise the GS Sustain report list, prepared by the North-American investment bank Goldman Sachs.

The study, which analyzed 50 banks from 17 countries, indicated Bradesco as one of the seven financial institutions better ranked in social and environmental governance practices, management and profitability over the next five years and recommended the Bank as an option for long-term investment. Bradesco is also the financial institution leader in these aspects in the main emerging markets in the world. Only one more bank from BRIC group accompanied Bradesco in the list.

In the North-American bank’s assessment, by the conviction that the sustainability is a material competitive advantage, Bradesco is more capable to maintain good return indexes on invested capital, due to its excellent management.

III Fórum de Longevidade

In September, Bradesco Vida e Previdência carried out the III Fórum de Longevidade (III Longevity Forum), an annual event which promotes the discussion on matters related to long-lived Brazilian population.

The meeting included the following lecturers: Lowell Catlett, professor of Economics at the New Mexico State University, in USA, who talked about the manner of dealing with longevity and planning the future; Mário Sergio Cortella, philosopher and doctorate in Education and professor of PUC-SP, who discussed the legacy we will leave to future generations; and José Carlos Libânio, social scientist, former UN’s coordinator and former member of Greenpeace and WWF, who discussed the relation among longevity, health, happiness and money.

For further information, access www.espacovivamais.com.br.

Bradesco’s Contributions to Environmental Conservation

Aware of the need to maintain adequate facilities without disregarding environmental aspects, Bradesco has adopted practical measures that contribute to environmental conservation.

The Organization permanently seeks to apply new technologies to minimize its impact on ecosystems. It also seeks contracted companies’ commitments to the Bank’s goals, as well as the ongoing awareness of its staff in the pursuit of eco-efficiency.

1) Program for the Neutralization of Carbon Emissions

With a view to neutralizing its GHG emissions, Bradesco was the first bank to launch a measurement program of its direct and indirect participation in the emission of these gases into the atmosphere. The proposal is that all of Bradesco’s business chain - including clients, suppliers and other stakeholders - takes part in this cause in the medium term.

In the first stage of the program, Bradesco did a survey of all the GHG emissions referring to operations at Cidade de Deus - its headquarters in Osasco (SP) – calculated in accordance with GHG Protocol methodology and ISO 14064. In 2007, the Organization increased the inventory scope of GHG emissions.

2) Resources Consumption Rationalization

Intending to rationalize electricity and water consumption, Bradesco maintains an area dedicated to managing the consumption of these strategic resources. Its functions consist of managing electricity demand agreements with the concessionaires and permanently researching more efficient and intelligent new technologies for its equipment, observing the environmental conservation policy.

Bradesco, always concerned about this issue, invests in the awareness of its network branches. Thus, it indicates consumption targets for each branch - based on size, quantity of equipment installed and number of employees, following up on results and also releasing information about the rational use of electricity and water in circulars, internal newsletters, and the intranet, among others.

a. Electricity

Timing machines were installed at the branches to automatically turn off lights, allowing easy utilization at scheduled hours. Turning off lights in unused areas and using natural light are also encouraged.

Similar care is used in the acquisition and installation of air-conditioning systems, such as thermo-accumulation devices, which reduce energy consumption at peak hours. Employees are encouraged to optimize the use of elevators, air conditioning and other energy consuming equipment.

In addition, more than 250 mercury vapor lamps installed in the lampposts of Cidade de Deus were replaced by sodium vapor lamps. Approximately 30 thousand 40-Watt bulbs have been replaced by 32-Watt bulbs, substantially reducing energy consumption without losing lighting efficiency. Electronic ballasts which consume less energy than the normal ones were also installed, as well as breaking down circuits and the subsequent adjustments were made in the general electric condition, allowing disconnection by area. Since the beginning of 2008, in corridors, bathrooms and halls on the premises of Cidade de Deus, 1,489 incandescent bulbs were replaced by 9 to 26-Watt compact fluorescent bulbs, providing higher light efficiency and low consumption.

b. Water

The same concern is expressed in relation to the rational use of water. Thus, the premises are periodically oriented with respect to the monthly accompaniment of consumption and maintenance aiming at preventing possible leakage of valves, toilets and faucets. Technical measures contributing to the reduction of water consumption have been adopted, such as, for instance, replacing manual faucets for automatic ones for use on the headquarters’ premises and common valves for coupled boxes in the Avenida Paulista building, for an estimated 50% reduction of consumption.

In 2008, we improved our water reuse practice. Up to 3Q08, the Organization reused 550 m3 of water, provided by a newly developed tank that collects and stores rainwater at Cidade de Deus, which is used to water gardens and wash sidewalks and streets. The development of four more tanks with total capacity of 309 m3 for the same purpose is in progress.

In addition, at Avenida Paulista an old fuel tank for the generators was adapted as a container to receive and store rainwater destined for watering gardens. Taking into account only the water consumed in this building in 2007, this measure enabled an economy of 37 m3 in annual water consumption. In 2008, 60 m3 of water were already reused.

The Organization considers the possibility of reusing water that comes from the partial sewage treatment generated at the headquarters, for watering and usage in air conditioning towers. The parking lots of Cidade de Deus have been improved for better rainwater absorption, and the low walls have been removed for better drainage. In the restoration of sidewalks, permeable material has been used, also allowing better ground absorption of rainwater.

3) Solid Waste Disposal

a. Paper and Cardboard

Up to 3Q08, approximately 190 tonnes of paper and cardboard were collected every month at our main administrative centers, where there are recycling programs. Bradesco is considering the possibility of implementing these programs in other regions and methods to assess the quantity of paper consumed with both office paper and forms, focusing on the reduction of consumption of these materials.

Concerning requests of printing material and forms through the online supply website, a monthly average of request by users was established according to the values spent in the previous year. With this information, requests above average will be analyzed and the solicitor will be contacted, aiming to reduce the quantities requested. Given that expenses will be tracked and facilities encouraged to reduce costs, by extension consumption will be reduced.

Focusing on consumption reduction, as of May 2008 Bradesco implemented on the online supply website a tool to control printing materials and office supplies expenses. This routine provides branches and regional offices feasibility in the form of statements (monthly average of expenses, requests and balance), avoiding unnecessary costs. Consumption will also be reduced.

Bradesco also standardized the dispensers and respective consumables (toilet paper, paper towel and liquid soap) used in the bathrooms of Cidade de Deus and administrative buildings. Assessments concluded that, even needing to install more equipment and the “population” increase (employees and service providers) at Cidade de Deus, there was a decrease in consumption: toilet paper, 3.1%, paper towels, 37%; and liquid soap, 20%. Besides the economic aspects and quality improvement, this measure contributes to conscious consumption, since the new toilet paper and paper towel liberation system inhibits waste and reduces consumption.

b. Metal, Glass and Plastics

At Cidade de Deus and administrative centers, Bradesco maintains metal, glass and plastics recycling programs. In 2007, approximately 30 tonnes of these materials resulting from maintenance processes were recycled. In 2008, 14 tonnes of these materials were recycled. This practice has been encouraged and improved by means of in-house campaigns and actions, with the expectation of expanding to other centers, as well as increasing the quantity of recycled products, improving the measurement methodology to obtain data.

A project to centralize the management of 33 buildings in Cidade de Deus is under study; the project would enable better monitoring of waste matter generated and the ecologically correct way to discard this type of material. This is in addition to the increased number of maintenance and service agreements with specific clauses focused on sustainability which highlight co-responsibility for the appropriate disposal of waste materials.

The use of biodegradable plastic bags has also been implemented at all of Bradesco’s premises. This material degrades completely within a short period of time, minimizing the impact on the environment. At Cidade de Deus and at the administrative centers, plastic bags color-coded to corresponding waste collected are also used to facilitate the recycling process of these materials.

c. Lighting

There are more than 36 thousand light bulbs installed in Cidade de Deus buildings. More than 600 lamps are replaced monthly. Concerned with the appropriate disposal of this material, the Organization included in maintenance agreements a specific clause about the service company’s obligation to practice ecologically correct disposal. In 2007, approximately 30 thousand lamps from the headquarters and administrative buildings were sent to recycling. In 2008, approximately 15 thousand lamps were already correctly disposed.

In August 2007, ecologically correct collection and disposal of this type of material was implemented in more than 200 branches in the city of São Paulo, and future expansion to other network branches is expected.

d. Technological Waste

In 2008, the Organization started a pilot project related to the management of technological waste resulting from the maintenance and replacement of electric and electronic equipment, in order to recycle and properly dispose of this material. Until now, approximately 125 tonnes of this material were properly disposed of.

e. Other Waste

At Cidade de Deus, approximately 115,000 m2 of green area is maintained, with more than 4,100 trees cataloged under the replacement and planting program. In maintaining these areas, swept up dried leaves and branches are crushed. The crushed material (nearly 1.5 ton/month) is used as fertilizer and in gardening, contributing to natural ground strengthening and avoiding the disposal in landfills. Grass clippings are also used as input.

4) Use of Sustainable Products

a. Recycled Paper Usage Program

This program, based on the certainty that Bradesco can contribute to the dissemination of environmental responsibility, has been gradually implemented in the Organization. The decision to use recycled paper was made after long negotiations with suppliers, and even if it does not optimize costs, the most important consideration was the environmental benefits. Recycled paper is used in the production of internal and external communication material, such as posters, magazines, circulars, business cards, statements distributed to clients and check books. Currently, nearly 90% of the paper consumed per month is recycled paper.

b. Remanufactured Cartridges

For several years Bradesco has used remanufactured cartridges in printers, aiming to reduce environmental pollution in addition to reducing costs. Of the 29 types of toner cartridges on the consumption list, 24, that is, 83%, are remanufactured products.

c. Certified Wood

Recently, pencils manufactured with certified wood were made available at the facilities. The raw material used contributes to the fight against exploitation of illegal wood of predatory origin, besides minimizing environmental degradation.

In 2007, 64 m3 of wood from reforested areas were used in furniture and division walls equipping the administrative center buildings. In 3Q08, we used approximately 14 m3 of wood.

d. Biodegradable Cleaning Products

In Cidade de Deus, biodegradable products are used in cleaning and maintenance services. Contracted companies are encouraged to use products of this kind, which will later become a requirement to be considered in further agreement renewals.

This measure integrates an improvement program seeking to standardize biodegradable products, appropriate dilution according to the manufacturer’s recommendations and the obligation to present information about chemical products used on the Organization’s premises.

Human Resources

The foundation to sustain the Bradesco Organization’s businesses is based on acknowledging the value of its staff’s performance and achievement potential.

The company offers its employees ongoing professional development opportunities in a healthy, safe and ethical environment with transparent commitments and goals.

Bradesco believes in its ability to promote sustained growth for people and by people.

The company seeks to maintain a model of excellence in human resources management guided by respect and transparency in its relations through continual investment in development, knowledge sharing and valuation of the human being without discrimination.

Bradesco adopted a closed-career policy, whereby admission occurs at entry levels and growth opportunities are directed at staff, allowing access to all hierarchical levels.

This assurance of professional development and growth opportunities allows employees to imagine the possibility of holding all positions: leadership, supervision, management as well as senior management. This is a motivational factor for all staff, stimulating creativity, innovation and the ceaseless search for knowledge and renovation.

By joining Bradesco Organization, whose closed-career system privileges, supports and heavily invests in the growth and development of its staff, employees start a career full of opportunities connected with their effort and dedication.

Encouraging our professionals to go beyond their limits and stimulating their creativity in the search for solutions, aiming at self-realization, clients’ satisfaction and business expansion, have been a priority for Bradesco and is one of the premises of our Human Resources Management Policy.

Only creative and innovative teams, highly skilled with guaranteed career opportunities can surpass goals and show the excellent results that have highlighted the Organization.

Incentivizing creativity and investing in the professional and personal qualification of our employees are essential for Bradesco’s success, contributing significantly to the strength of its brand and the accomplishment of its market strategies.

Bradesco’s operations are present in and continuously expanded throughout the country, providing job opportunities in all segments of operation.

A Bank that takes into account, by means of its clients and partners, the diversity that exemplifies the Brazilian social structure, has a fundamental commitment to respect Brazil’s cultural and ethnic diversity. This is part of Bradesco’s strategic vision promoting good organizational performance.

Certification in International Rules

In 2006, we achieved the OHSAS Rule 18001:1999 certification of Occupational Safety and Health that allows the establishment and development of conditions that contribute to a safe and healthy work environment. The certification was granted to the building located at 1450 Avenida Paulista, São Paulo, State of São Paulo, and in December 2007, the Organization updated the certification to the 2007 version. In May 2008, Bradesco obtained the certification again.

In line with the sustainability concept added to our business strategy, in 2006 we implemented the Bradesco Social Responsibility Management System, based on the SA 8000®:2001 International Rule.

This rule sets forth requirements in compliance with the human resources management policy of the Bradesco Organization and seeks to promote ongoing improvement of relationships and the work environment, extending this commitment to respecting human rights, children’s rights and fundamental labor rights to its suppliers.

In 1H07, Banco Bradesco received the SA 8000®:2001 Rule certification, the first among financial institutions in the Americas to receive an international social responsibility certification. In August 2008, Bradesco received the certificate for the third time.

Banco Bradesco has been certified in the SA 8000®:2001 International Rule of Social Responsibility in management of human resources operating in the business and related companies areas, located at the building at 1450 Avenida Paulista, São Paulo, State of São Paulo and in the Human Resources Department at Bradesco’s headquarters in Cidade de Deus, Osasco, State of São Paulo.

Hoping to expand its scope, Bradesco is working towards the certification of the main administrative centers in the country.

The Best Place to Work

Over the past years, we have shared with all our employees the satisfaction and importance of being included in indexes ranking the quality of relations and the work environment.

Every year, around 3,500 employees in all hierarchal levels from all business and activity lines voluntarily participate in research about the organizational environment through questionnaires and interviews. They assess items such as the work environment, benefits, compensation, professional development, ethics, citizenship values and social responsibility of companies.

The company seeks to promote transparency, respect and confidence so as to ensure a motivating and challenging organizational environment. Over the past years, the acknowledgment in several rankings considering these indicators means it is on the right track.

The company was listed for the ninth year in Guia Você S/A – Exame – As Melhores Empresas para Você Trabalhar (The Best Companies to Work For) and, in addition to being part of this select group, Bradesco has also been acknowledged among the 50 Best Companies for Women to Work For for four years. In 2006, Bradesco was considered as one of the Best Companies for Executives in Brazil.

Guia Você S/A – Exame is considered the best and most comprehensive study on organizational environment in Brazil and, since 2006, it has presented the index of happiness at work in which Bradesco is highlighted for providing its employees with a positive corporate environment, promoting everyone’s well-being.

In 2008, Bradesco was once again selected one of the 100 Best Companies to Work For in Brazil by a study developed by the Great Place to Work Institute published in a special edition of Época magazine.

We are the first financial institution to be part of the 10 Best Companies in the IDHO list, distinguished in Corporate Citizenship, Transparency and Sustainability. We are also among the lists 20 Best Companies in Human Resources Practices and the Best Companies for Executives, for the second consecutive year. The latter presents the companies in which the executive group, comprised of officers, managers and supervisors, reports feeling more satisfaction at work.

For the fourth consecutive year, Bradesco was highlighted in the survey As Melhores na Gestão de Pessoas (The Best Companies in People Management) of Valor Carreira magazine, edited by Valor Econômico newspaper. It was the first bank to be in the ranking. In 2007, Bradesco ranked first among the companies in the survey.

These results show the recognition of Bradesco’s commitment not only to its clients, but also to its employees. Developing talent with professional training, stimulating education and maintaining a fair and dynamic organizational structure, the Organization tries to offer conditions so that each employee can grow and build a solid career as a result of a relationship policy based on respect and valuation.

Human Resources Management Policy of Bradesco Organization

We reaffirm our commitment to our employees by formalizing guidelines for the management and development of our human resources through the Human Resources Management Policy of the Bradesco Organization. The basic assumptions are:

1. To comply with all the requirements, regulations and legal conventions concerning work relationships and environment applicable to our activities;

2. To assume the public responsibility of defense and protection of human rights, children’s rights and fundamental labor rights in accordance with national and international principles, standards and treaties;

3. To respect the diversity and dignity of human beings, preserving their individuality and privacy and not admitting any discriminatory practices of any nature, be it in the work place or in any of our relationships with the internal and external public;

4. To ensure a good relationship among all professionals of the Organization, maintain a safe and healthy work environment and provide conditions for great performance and productivity levels;

5. To contribute to the improvement in the quality of life of employees, offering conditions for the balance between work, health and family;

6. To encourage our professionals to push their limits and stimulate creativity in the search for solutions, aiming for self-realization, clients’ satisfaction and business expansion;

7. To promote the constant development and improvement of the technical and behavioral potentials of our employees and make available favorable mechanisms that allow them to manage their personal and professional growth plans in order to ensure the continuous improvement of management processes; and

8. To ensure the priority of opportunity for individual professional growth by means of permanent investment and development of internal responsibilities, by the valuation and respect of knowledge and professional qualification acquired during the career.

In addition to the principles set forth in the Organization’s Human Resources Management Policy, we have implemented the Bradesco Social Responsibility Management System, based on the SA 8000®:2001 Rule, whose requirements aim at promoting continuous improvement of work relationships and environment, extending the commitment to respecting human rights, children’s rights and fundamental labor rights to our suppliers.

Social Responsibility Requirements – SA 8000®:2001 Rule

1. Child Labor
2. Forced Labor
3. Occupational Health and Safety
4 Freedom of Association and Collective Bargaining Rights
5. Discrimination
6. Disciplinary Practices
7. Working Hours
8. Compensation
9. Management System

In-house Communication

We invest heavily in our in-house communication so that our employees are effective participants of the Organization’s strategy for expansion of results.

Simultaneously and from any location in the country, Bradesco’s employees receive key information via intranet and e-mail.

On a daily basis, the Organization makes available the Sempre em Dia newsletter, with articles on the Bank’s strategic direction, product launches, quality practices and business focus.

Brochures and magazines are periodically published and addressed to each employee.

Produced according to the highest standards of quality, the video editions of TV Bradesco provide institutional messages and technical guidance on a monthly basis. Created in 1990, TV Bradesco is one of the country’s oldest corporate television projects.

Annual goals and organizational strategies are disclosed at meetings of the leadership, where the Organization’s officers, regional, branch and department managers all participate. All issues are referred to their respective teams.

To build better, more energetic and transparent communication between the Human Resources Department and the staff, we have created ALÔ RH, a fast and effective communication channel that provides information about benefits, legislation, and human resources policies and practices, in addition to responding to suggestions and complaints. This channel offers the option of anonymity, ensuring complete secrecy to those who use it.

ALÔ RH’s service standard implies a full understanding of questions and the correct and referral of all issues immediately, or within a maximum of 72 hours via telephone, e-mail, or fax. Thus, we have created an effective dialog and interaction process between the company and its employees.

From January to September 2008, ALÔ RH recorded 48 thousand calls that included clearing up doubts, and responding to suggestions and complaints.

The Human Resources Department as part of its functional structure the Union Relations area, whose mission is to maintain a permanent dialog and interaction channel with union representatives nationwide, receiving manifestations, clearing up doubts, and permitting a relationship based on accessibility, agility and proactivity between the parties involved.

People Management

Bradesco maps its human capital through individual interviews with employees and their leaders. The focus is identifying corporate skill, offering support to professional growth and searching for goals and results by means of the development of essential competencies of the Organization’s human resources.

The company has already recorded over 42.5 thousand employees’ profiles in this process.

Based on this knowledge, leaders and employees acquire the means to share actions focused on improving their individual and team performance, making the practice of feedback effective by generating professional improvement and short, medium and long-term results.

The maintenance of such work is the management of skills with the involvement of employees and their leaders by means of constant follow-up, guidance and technical and behavioral development.

Respect for Diversity – Social Inclusion

Bradesco respects the diversity and dignity of human beings by preserving their individuality and privacy, not admitting discriminatory practices of any nature, be it at the work place or in any of the company’s relationships with the internal and external public.

The appreciation of diversity is incorporated in the Human Resources Management Policy of the Bradesco Organization. The employee relationship guidelines are based on appreciation of professionals and are in accordance with the Global Compact principles, among other international human rights regulations.

Bradesco’s success is based on teamwork, with each employee contributing so that the Organization can constantly innovate and modernize, embracing more and more all the possibilities of diversity, which is an ever-present value in its daily operations, through amplifying the client base, geographic reach and staff in the most diverse places.

Our presence throughout the Brazilian territory shows our commitment to serving all of our publics equally.

Bradesco has gone far beyond the commercialization of products and services, with the purpose of becoming more familiar with many different social groups in order to ensure services that meet their needs and work together towards the country’s sustainable development.

To effectively contribute to improving the company’s relationship with its different publics as well as maintaining balanced internal demographics both in admission and retention of talent, Bradesco created the Diversity Appreciation Work Group, composed of representatives of different areas that discuss actions aimed at achieving these results.

Believing in people and understanding and welcoming differences are pioneering values present throughout Bradesco’s history, making it a bank that constantly works towards being an agent of development.

This issue is broadly supported in the Code of Ethics and the Corporate Social and Environmental Responsibility Policy of the Organization.

Ethnic Groups

We ended 3Q08 with 13,127 employees of African descent and 6,276 of them hold managerial positions.

Since 2005, we are partners with Unipalmares through a professional qualification program aimed at hiring interns to work in important business areas of the Bank. Unipalmares’ mission is to promote the inclusion of black citizens in higher education in the country through NGO Afrobrás.

The two-year program is divided into various modules. It also relies on a partnership with renowned institutions such as FGV, USP, FIPE, Fipecafi and FIA.

Students work in technical and business areas of the Bank and are trained to improve themselves as citizens and qualified professionals for the job market.

The program, which started with 30 interns, has been expanded and currently employs 74 students.

Inclusion Policy for People with Disabilities

Bradesco was one of the banks sponsoring the Professional Qualification Program of the Febraban, which qualified professionals with disabilities to hold positions in the job market.

Aiming at hiring and retaining people with disabilities, Bradesco has established partnerships with specialized entities focused on the inclusion of these professionals, qualifying them and creating job opportunities in the Organization.

In 2007, we established a partnership with a specialized consulting firm in order to develop and implement the Bradesco Inclusion Program for People with Disabilities, with the primary goal of contributing to the solidification of an inclusive organizational culture.

We have a specific area in our call center comprised of visually impaired employees operating in outbound telemarketing, thus allowing the full performance of their activities.

Currently, Bradesco has a staff of 1,239 people with disabilities.

Through Bradesco’s website, in the “Career Opportunities” link, the company offers an exclusive channel to collect people with disabilities’ résumés.

Due to the importance of this issue, Bradesco created a permanent work group focused on issues involving accessibility. One of the actions developed by the group was the preparation of a video training module for the entire staff about the subject.

Opportunities for Women

Bradesco ended 3Q08 with 41,218 female employees, corresponding to approximately 48% of the staff. Bradesco has 19,563 women in leadership positions, including the Board of Executive Officers and the Board of Directors.

In the Prime segment, 73% of the staff is composed of women.

Internship Program

In order to provide real professional development opportunities, the Bradesco Organization offers an internship program in all operational and business areas, allowing students to link their academic learning with the practical application, thus being effectively prepared for the job market. Currently, the program benefits 745 students.

Trainee Programs

Fundação Bradesco’s information technology students have the opportunity to start their professional career as employees in the Systems Development Department of the Organization. In order to do so, students are provided with a structured program addressing technical and behavioral approaches with theoretical experience in the classroom and practice in the department. All students approved in the selection process are hired.

Youth Apprentice Program

The Youth Apprentice Program was implemented by the Bradesco Organization in 2004 and is executed in partnership with Fundação Bradesco and other qualified entities, encompassing the administrative centers and branches throughout the country.

The program anticipates the hiring of youths from 16 to 24 years old, with the purpose of providing personal and professional development to adolescents.

We ended 3Q08 with 1,380 apprentices and 2,305 youths have already participated in the program.

Young Citizen Program

With a view to reinforcing Bradesco’s actions in the social responsibility area, the company entered into a partnership with the São Paulo State Government through the Young Citizen Program – My First Job.

The program provides students with their first professional experience, preparing them to exercise citizenship through a paid internship. These students come from more socially vulnerable families, are between 18 and 21 years old, regularly enrolled and effectively attending high school classes in the state public school system.

618 youths have already participated in the program.

Occupational Health and Safety Policies

Bradesco is a company that develops programs in health, disease prevention and safety so as to optimize work conditions.

Occupational safety and health are addressed in two premises of the Organization’s Human Resources Management Policy:

  To ensure a good relationship among all the professionals of the Organization, maintaining a safe and healthy work environment and providing conditions for excellent levels of performance and productivity; and

  To contribute to the improvement of employees’ quality of life, offering them conditions to balance work, health and family.

Bradesco offers its employees an adequate work environment with conditions for complete physical, mental and emotional well-being.

Bradesco invests in programs and methodologies that allow the mapping and identification of the causes of symptoms and diseases occurring in the work environment and relationships, aiming at promoting health and disease prevention on a broad basis.

The issues addressed include repetitive stress injury, stress, chemical addiction (alcohol/drugs/tobacco), obesity, cardiovascular diseases, sexually transmitted diseases, and AIDS, among others. Those campaigns are carried out monthly through Interação magazine and in the Sipat.

From hiring, Bradesco’s employees receive information and orientation on behavior and conduct adequate for maintaining health and improving quality of life.

Bradesco has been an active member of the CEN for HIV/AIDS Prevention that works to promote and strengthen the fight against such an epidemic in the work place, disseminating information to a considerable portion of workers, family members and the community as a whole about safe methods to prevent the infection by HIV virus.

Another outstanding issue related to quality of life is the search for balance between the employee’s personal and professional lives. We are ever concerned with our employees’ working hours so that they don’t surpass their contracted hours and are able to fulfill their personal commitments and leisure.

In order to offer an appropriate environment and extra emotional support to employees, the Bank created a relaxation room in its call center at the Santa Cecília building in the city of São Paulo. The reserved room has an infrastructure different from other environments in the Organization. There, employees find comfort and materials that help them relax and soften the impact of day-to-day activities inside and outside of the call center. The room is available to everyone who may possibly go through psychologically and emotionally taxing situations.

Thus, we consider the Bradesco Occupational Safety and Health Management System reiterates the commitment to the safety and health of our employees with the adoption of programs for ergonomic management and awareness about the importance of safety and health in the workplace.

Benefits

Our management model is grounded in our belief in people.

We recognize the value of performance and people’s potential for accomplishment as being the foundation of the Bradesco Organization’s business.

We know that in order to have better performance, people need to have prospects and confidence in the future, their basic needs must be met, and their families’ well-being guaranteed. For that reason, we have put together a benefits package which, going well beyond legal requirements, provides our employees and their families’ safety and comfort in the supplying of their basic needs, professional development and special loan conditions for acquiring goods and property.

This management strategy contributes to a healthier, more productive and participative work environment, providing conditions for great performance levels and better results.

The special benefits we provide to our employees constitute one of the Organization’s talent attraction and retention factors, in addition to contributing to Banco Bradesco’s recognition as one of the best companies to work for in Brazil.

Health and Dental Insurance

Our employees and their dependents have access to health- and dental care plans with premiums fully paid by the Bank. The health insurance includes non-traditional treatments, such as dialysis, organ transplants, acupuncture, homeopathy, myopia correction, GPR, heart valve, physiotherapy and AIDS treatment (with reimbursement of expenses for prescriptions drugs).

The dental insurance includes preventive and surgical treatment, oral rehabilitation, pediatric dentistry, endodontics, periodontology and prosthodontics. Implants are offered at lower-than -market costs through agreements.

From January to September 2008, there were 2,906,803 medical and hospital consultations and 436,982 dental consultations.

Supplementary Private Pension Plan

Bradesco makes available for all its employees a supplementary private pension plan, in which the Organization contributes with 50% of the monthly installments, including in a Christmas bonus.

The plan guarantees coverage to the retiree, the retiree’s widow or widower and their children under the age of 21, or up to the age of 24 if they are in college.

Group Life Insurance

All Bradesco’s employees have access to group life and personal accident insurance with subsidized costs. Employees retired by INSS who were laid off without just cause are offered the option to maintain the policy, with subsidized costs.

Social Services and Psychological Assistance

Bradesco’s employees and their dependents are provided with social service and psychological assistance in situations of need and emergency.

Services are offered in the most diverse situations: medical treatment, accidents, decease in the family and release of special loans.

As from January 2008, nearly 7.3 thousand cases of social and psychological assistance were attended.

Such initiative shows Bradesco’s concern with its employees’ well-being when facing personal problems.

Snack Supply

Bradesco’s employees receive snacks free of charge all working days.

In 9M08, we invested around R$31 million, distributing approximately 20.5 million snacks.

Medicine

For the states of São Paulo and Rio de Janeiro, Bradesco offers agreements with the drugstores Drogasil and Drogasmil, for the purchase of medicine at lower than market cost.

Influenza Vaccination

Bradesco has an annual vaccination campaign against influenza, offering the vaccination free of charge to all its employees and at subsidized prices to their dependents. During the 2007 campaign, 54,750 doses of the vaccine were given, with a cost of over than R$1.7 million.

Leisure Activities

In Cidade de Deus, Osasco, Bradesco maintains an area with swimming pools, a track, soccer field, basketball, volleyball, soccer, tennis and squash courts for leisure and recreation activities for employees and their dependents.

Up to September 2008, 40 thousand visits to the facilities were recorded.

Social Loan

Through Caixa Beneficente (Benefit Fund), the Organization offers financial assistance to its employees, granting loans with subsidized fees, for emergencies, educational expenses, acquisition of orthopedic apparatuses, glasses, funerals, psychologists, psychiatrists and speech therapists, among others.

Credit for Acquisition of Computers, Vehicles, Real Estate and Personal Expenses

Bradesco offers loans to its employees with subsidized fees for acquisition of computers and vehicles and for personal expenses. Employees and their first relatives may also finance the acquisition of residential real estate at lower interest rates.

Online Shopping Channel

The ShopFácil Funcionário is a special online shopping channel through which Bradesco negotiates special discounts directly with several product suppliers. Bradesco also has partnerships with some stores through which employees have access to special prices and payment options.

Other Benefits provided for by law and in the Collective Convention of Bank Employees:

  Transportation Vouchers

  Meal Vouchers

  Food Vouchers

  Maternity/Paternity/Wedding/Death Leave

  Funeral Assistance

  Day Care/Baby Sitter Assistance

  Professional Requalification Allowance

Human Resources – September 2008

On September 30, 2008, Bradesco and its subsidiaries had 85,577 employees.

The following table presents the number of employees in the last periods:

	December					September

	2003	2004	2005	2006	2007	2008

Banco Bradesco	59,430	62,013	61,347	63,163	65,050	68,283
Subsidiaries	9,407	11,631	12,534	13,577	17,054	17,294
Bradesco Subtotal	68,837	73,644	73,881	76,740	82,104	85,577
Banco BCN	5,203	–	–	–	–	–
Subsidiaries	1,741	–	–	–	–	–
BCN Subtotal	6,944	–	–	–	–	–
Amex Brasil	–	–	–	442	–	–
Subsidiaries	–	–	–	2,124	–	–
Amex Subtotal	–	–	–	2,566	–	–
Banco BMC	–	–	–	–	669	–
Subsidiaries	–	–	–	–	–	–
BMC Subtotal	–	–	–	–	669	–
Total	75,781	73,644	73,881	79,306	82,773	85,577

Below, we highlight some of Bradesco’s human capital indicators in September 2008:

Gender		Age		Years of Service with Bradesco		Educational Background		Type of Position

		Younger than 30	52%	Less than 5 years	43%
						High School	16%
Men	52%	From 31 to 40	25%	From 6 to 10 years	20%			Non-commissioned	49%
						University	83%
Women	48%	From 41 to 50	19%	From 11 to 20 years	18%			Commissioned	51%
						Other	1%
		Older than 50	4%	More than 20 years	19%

Personnel Expenses

In 9M08, Bradesco’s personnel expenses reached R$5,277 million, including those related to compensation, taxes, benefits, training, and employee profit sharing, among others.

The following pie graphs show the percentage share of each item in relation to Bradesco’s total personnel expenses in 9M07 and 9M08.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training and Development

Believing in people’s value and in the development capacity of each individual is one of the Organization’s declared values, made possible by actions that aim to qualify and develop its professionals, making training programs in line with organizational strategies available, comprising all the Organization’s areas and all employees from different positions, motivating self-development and the constant search for improvement.

In charge of the “Organization’s Training Management” process, which is certified by NBR ISO 9001:2000 since December 2002, the Staff Training Department has the purpose of, by means of the most modern qualification media, reinforcing its commitment to contributing to the development and appreciating the staff and the employees through the constant search for quality.

Investments in educational programs for employees of the Bradesco Organization increase each year and show the importance given to team qualification as a competitive advantage to the success of its results. Among others, these aspects make Bradesco an all-inclusive bank that respects the client and shows its various actions with transparency and credibility, reflected by its employees’ culture of qualification, commitment and involvement.

For 2008, an R$84.9 million budget, 42% higher than average investments over the last 5 years, was made available to fund the continuation of the main training programs targeted at several areas of the Organization and the implementation of new programs as a part of corporate business strategies.

In this special context of knowledge management, the Bradesco Organization has strongly invested in training programs that prioritize the fortification of internal competencies and the development of talents as support to the mission described in the internal people management policy: “Recognizing that people are the sustaining basis of our business, our mission is to attract, develop, recognize, manage, esteem and stimulate the Bradesco Organization’s talents through permanent construction of an integrated value relation among corporate activities.”

Training and Development

The scope of participation in training, bearing in mind the homogeneity of staff development and qualification possibilities, as well as the geographic distribution of branches and number of employees, is shown by the percentages of participation in all regions in accordance with the country’s economic and financial factors, with 70% in the southeast region, 22% in the northeast and south regions and 8% in the Midwest and north regions.

Also important is the percentage of participation in training among male and female employees, which is also equitable in relation to the staff distribution with respect to gender with 49.8% participation of the males and 50.2% of the females.

From January to September 2008, training programs had 1,081,899 participants in the various available media: TreiNet, video training, brochures and on-site courses 1,619 different courses were available and R$61.6 million was invested.

On-Site Courses

In 9M08, there were more than 132 thousand participants at on-site courses, mainly programs for the retail sector encompassing nearly 37 thousand participants in several programs. We would like to highlight the Retail Credit program, a partnership with “Sebrae” focused on loan analysis and granting for micro- and small businesses, expecting to contribute to the financial growth and strengthening of these clients in the competitive market.

We also provide a Credit Business course, a program that was implemented for the managers of corporate accounts in the retail sector. It aims to improve service, identify the clients’ needs through a commercial approach, negotiate adequate proper credit lines and improve client loyalty and results, providing the necessary knowledge and techniques for the business’ ongoing expansion.

In the ongoing search for service excellence, we count on the courses “Assistance - A New Business View,” “Bank Cashier Workshop” and “Pre-Assistance Techniques.” These courses are specifically focused on quality of service and on teams’ preparation and awareness directly connected to the assistance of new clients.

This year, we would like to point out the following courses: Interpersonal Relationships, Verbal Communication and Personal Marketing, and Perception Techniques. They provide behavioral skills and training essential for the development of employee activities on several hierarchical levels.

We also carried out important courses in partnership with renowned educational institutions in Brazil, such as Faculdade Largo São Francisco/USP (Basic Law), FGV (Business Administration and Finance) and FIPE/USP (Economics and Markets, and Financial Intermediation), with the purpose of expanding view of the globalized and market of professionals operating in several segments and who are directly focused on corporate relationships and businesses.

In order to contribute to the improvement of professionals working in the PAB segment, we created special programs focused on the clients’ needs, businesses and strategies, such as: Business Programs for PAB, Credit Strategies, and Business Practices, among others.

Other highlights are the courses designed for branch managers of the Prime and Retail sectors, such as: Leadership and Technical Supplementary Qualification for Branch Managers – First Management, that improves the technical and behavioral skills required for this position; and the Coaching, Entrepreneurship and Results Leadership Program, which prepares professionals to perform as team managers in the current scenario by absorbing the necessary skills and instruments to transform work groups into enterprising and winning teams focused on business leverage and better corporate results.

As an alternative for the employees’ professional development process which operates in Prime and Retail segments, we launched the Programa Afinado Competências (Improved Competence Program), with the main purpose of raising the employees awareness regarding their role in the self-development process and improving their key competences for new challenges and internal career development.

As a supplement to the qualification process, we are currently developing the PAA Managers Education Program, which increases professionals’ view about the sector and market niche on which they focus. Thus, participants are able to identify and understand the specific needs and expectations of their clients, establishing service strategies and business planning.

In order to provide initial qualification for account managers, we count on basic business and individual and corporate client education programs that provide the technical, behavioral and commercial education essential for the initial development skills necessary for this position.

Currently, we also run the Preparation and Integration of New Branches program for the retail and Prime sectors, which primarily hopes to give new branch employees a wider vision of the market segment they focus on and develop behavioral and interpersonal skills essential for identifying the specific needs and expectations of their clients and review the customer service and business policies and strategies of their segments.

We would also like to point out the Individual and Corporate Client Business Skills Development Program designed to provide technical and commercial education for professionals who work in branches’ business areas, highlighting knowledge and behavioral development and improvement, favoring proper relationships and meeting clients’ needs and focusing on results.

Another current program is the Individual and Corporate Client Education Program for Assistant Managers, qualifying professionals of retail branches responsible for the structure and implementation of credit product processes, thus providing quality, efficient operations.

We would also like to highlight Prime sector programs, for which we created the Managerial Development Program for Relationship Managers to provide participants with technical, operational and commercial knowledge related to the segment’s business, thus improving service for these clients and optimizing the Organization’s results. Other highlights are the Shares and Capital Markets and Investments courses that revive technical and commercial aspects essential to trading so that clients can see Bradesco as an all inclusive bank; and the Qualification programs for administrative managers and assistant managers that prepare the team to execute its responsibilities and functions in the Prime segment.

The qualification process is continued with the Coaching Leadership, Entrepreneurship and Results Program that enables professional improvement and consolidation of participants’ roles as people managers and coaches so they can use their teams to achieve their goals.

We intensified the Business and Financial Consulting Program developed by FIA, which qualified and trained the Prime relationship manager teams with techniques and methodologies favoring their performance as financial and business consultants. The program helps them identify and stimulate clients’ needs and presenting viable solutions or profitable investments while taking ethical and social elements into account, as well as focusing on results for the client and the Organization. We launched the Agribusiness: Risk and Opportunity Identification program that increases group knowledge of the agribusiness market, its potential, current situation and future trends. This program focused on the development of the managers’ commercial view so that they perform the proper planning and follow-up of agribusiness clients/results, aiming the identification of opportunity and risk signals, as well as on the meeting clients’ needs and expectations in order to ensure the achievement of established segment goals. We also made available the Commercial Specialization Course in Real Estate Loan, which expands the segment employees’ view on the real estate market so that they may identify and stimulate clients to new business opportunities, as well as strengthen commercial approaches to increase business.

For the Bradesco Empresas and Corporate segments, we recently launched the Strategic Business Vision and Strategic Finance Programs, which encourage professionals to innovate their managerial practices in the face of their market challenges, beginning at self-knowledge and moving to an analysis of the institutional and organizational environments. These programs also allow the conciliation between corporate theory and practice, focusing on analysis, assessment and innovation in their activities. Continuing with new launches, the Program for Qualification of Bradesco Empresas’ and Bradesco Corporate’s Assistant Managers was developed to expand the team’s technical and managerial view, necessary to professional development, taking into consideration their duties and responsibilities.

For the Planning, Control and Corporate Client Operations area, we recently made available the Services and Process Management Program to make the participants aware of the importance of services and process management, by providing a basic set of knowledge and instruments.

The training programs for the Bank’s departments and its affiliated companies stand out due to more than 90 thousand attendees in several external events run by specialized companies that offer vacancies to the general public, and in internal events developed by specialized consultants as well as by teams of instructors, which are Bradesco employees.

We continued to offer courses with content related to development of behavioral skills on a quarterly basis. Meeting Techniques, designed to prepare, carry out and assess the results of efficient meetings, Presentation Techniques, whose purpose is to improve presentation skills in a simple and objective manner, and Service: A New Corporate View, which reinforces the importance of interpersonal relations when serving internal and external clients, are examples of these courses.

Specifically for managerial positions, we continued the Interpersonal Relationships, Verbal Communication and Personal Marketing, Economy and Markets, Financial Intermediation, Administration and Finance and Management Skills Development courses.

This year, two new courses were launched for the business and related companies areas: Leadership Techniques, focusing on the development of interpersonal skills, increasing motivation and improving leadership practices, aimed at leaders under development; and Coaching Leadership, Entrepreneurship and Results, whose purpose is to develop managers’ awareness of their role of team builders and knowledge multipliers.

Among the several actions developed in the departments, we point out the following:

– Competence Development Training carried out for the Client Relations Department, which was provided to all staff, with a program divided into several phases within approximately 5 months, including practice activities, group and individual courses.

– Training for the specialization of the General Inspectorate Audits team, related to audit techniques and support tools.

– The lecture “Corporate Behavior: The Complete Professional” was given to all Operational Control Department; with a stimulus approach, it is targeted to quality and proactive and positive attitudes in work.

– The lecture “Change Challenges”, targeted to all Risk and Compliance Management Department, stimulated people to think about organizational changes considering ongoing worldwide changes, challenging professionals to the ongoing search for innovation.

– Another lecture that is pointed out has been provided to all Organization and Methods Department: Competitive Edge: the great human question! As the name suggests, it is a reflection on the need of each professional to find his/her competitive edge.

Also in this period, training for information technology areas was attended by more than 7,900 professionals, hoping to improve storage performance and information availability to internal and external clients.

The Project Management Program was continued, and 144 professionals were already trained; there are currently 201 professionals in training, so as to provide solutions ensuring quality of technology systems. In addition, 73 employees are in training to obtain the PMP certification. As a competitive edge, the Software Quality Certification programs, presenting several software engineering techniques and concepts about product quality, have been continued. It is composed of 33 professionals who should join the 85 already certified. We would also like to highlight the Certification for Experts in Functional Points, which qualifies employees to measure systems according to standard techniques in the international market. Currently, we count on 59 certified employees and 20 employees are being trained for the exam.

In line with the IT Improvement Project, we have promoted courses about the new system development methodology for approximately 476 professionals in addition to training on processes for answering IT requests with a new tool for 186 employees of several branches. We also carried out technical/operational courses and lectures about Cobit, IT Governance and Critical Chain that aim faster and more effective service in identifying IT needs.

Anticipating the preparation and qualification of new professionals that will create an atmosphere of renovation and qualification for operation in IT areas, we are promoting the IT Qualification Program for trainees and interns. We currently have 53 trainees from Fundação Bradesco and 81 interns from renowned universities.

We continued the first qualification class on best international market practices for business analysts for 26 professionals from the Business Technology Department.

Also in IT areas, we have 22 employees taking MBA, graduate courses focused on IT at several renowned educational institutions. In addition, we have two Corporate Management MBA classes with a total of 65 professionals focusing on business technology, in partnership with FIA/USP that aims at qualifying them with managerial and business skills to operate on an integrated basis within the company’s scope with the domestic and foreign markets and society.

We would like to point out that Bradesco Seguros e Previdência training, which involved more than 56 thousand participants, continues this year through UniverSeg - Universo do Conhecimento de Seguro (Insurance Knowledge Universe), consolidating new actions that reflect the strength of the project, such as: the second MBA in Business Management with a focus on Insurance class, in partnership with Ibmec-RJ, benefiting 41 professionals at management and superintendence levels; and the Technical Workshops:

Normative Resolution 167 of the ANS and Automobile Claim Regulation courses, which update and improve the professionals operating in Bradesco Saúde and Bradesco Auto/RE in the norms and process procedures set forth for 2008.

We began this year’s programs with the Qualification for Production Supervisors and Assistants program with professionals who entered the commercial area from the market. The Market Quality and Profile, Competitive Strategies of Service and DRI courses were also provided to insurance employees.

We developed the Integration, Teams Development / High Performance and Sales Seminars for Bradesco Auto/RE (Operational Technical / Corporate Production and Mass Production Officers) and Accountancy Board of Bradesco Seguros. We also implemented the first Basic Reinsurance workshop class, aiming at meeting the insurance company employees’ needs of knowing this line upon the market opening.

For the brokers who sell Bradesco Seguros’ products, on the insurance market and in the Bank’s branches, we continued the basic courses such as Vehicle, Equipment, Residential, Corporate, Health, SPG, Dental, Applied Sales and Communication & Professional Development, which aim at providing information that sets our products apart from the competitors as sales persuasion.

We also created the Mass Basic Lines program to support the brokerage companies operating as partners in the commercialization of Bradesco Auto/RE products and the Sales Workshop course, which provides tools to help the broker better develop his sales strategy for Bradesco Auto/RE products. We resumed the project “From Broker to Broker”, with the participation of market brokers in two lectures focused on relevant issues involving sales tactics and strategies. The lectures are:

   “New Challenges for the Successful Broker” invites the broker to think about the importance of the Basic Lines portfolio scope as a sales portfolio; and

   “Unfair Competition: Is There a Cure?”, encourages the Broker to think about the seriousness of this issue, suggesting some practices that contribute to the solution of this ever present issue, that directly affects the insurance broker, making the efforts of insurance companies in products and market positioning useless.

That BVP needs were met was shown by launching the Managerial Development Program, which was designed to ensure a process to development skills, identified using skills mapping with managers of the areas of several BVP departments. It represents a new concept because, in addition to the punctual action of classroom training, we have developed several extracurricular activities compatible with the reality of these professionals.

Another highlight is the LOMA Certification preparatory course for superintendents and managers of BVP. LOMA is an international association of more than 1,200 insurance and financial services companies present in 80 countries that conducts research and develops educational activities to improve the operations of insurance and private pension plan companies. The professional designation of LOMA is considered an excellence standard for insurance and financial services industry professionals.

We held the 5th Integration Meeting for 1,758 Scopus professionals of to encourage the development and growth process of employees in the Scopus services area, mainly to integrate the teams and value the professional to constantly improve the quality of service to clients and, as a result, produce better results for the company.

For BRAM, we created the Executive Coaching program, focusing on skill development in a structured and customized environment to develop leadership skills customized to the needs detected by mapping.

We would also like to point out for BRAM and BBI professionals, the preparatory course for the CFA Certification that included 25 participants. Established in 1962, CFA is an international certification for expert analysts and a global benchmark in knowledge about investments, quality and ethics.

For Finasa, we held workshops about professional stance to disseminate concepts and values, 574 employees from several levels and positions participated in the course; Professional Sales Management, for managers and promoters, invested in improving the sales skills of the sales team, and managers’ preparation to follow and facilitate the development of these skills in his or her team. The Credit Analysis program demonstrates that understanding that credit well granted is an important factor in the quality of operations.

We continued the Time Services training program with the 313 participant Trading Techniques course, designed to encourage a culture of negotiation that values quality of the relationship, offering value-added solutions and products to the client and to the Organization. The Supplementary Special Services program which involved 52 employees was meant to clarify the advantages clients have in including relatives as supplements on their cards, obtaining many advantages. In addition, the Integration program developed for recently hired employees was administered to present the Bradesco Organization, its history and its values to new hires.

Number of On-Site Participations over the Last Quarters

Partnerships with Universities and Colleges

Since 1996, in partnership with educational institutions such as FIA, FIPE, Fipecafi, FGV and Ibmec, more than 2,000 of Bradesco’s employees have obtained MBAs, specialization and master’s degrees courses and otherwise continued their education, which is important to maintain quality of information provided and for staff qualification to be in line with the most modern management practices.

This year, we have a class working toward their MBA Controller (Fipecafi), two classes for the MBA in Banking Businesses (FGV-SP), two classes for the MBA in Corporate Management focused on Business Technology (FIA) and one class for the MBA in Business Management with a focus on Insurance (Ibmec-RJ). Two classes for the MBA in Online Banking Businesses (FGV-RJ) were concluded, totaling 304 professionals from different areas of the Organization.

Certification in Investment Products

Preparatory courses for the Certification in Investment Products are in progress and are specially designed for employees who need to obtain the certification, after study of the material previously made available.

This year we used a new media, i.e., the Treinamento Telepresencial, in the preparatory course for Anbid’s CPA 10 certification.

According to this methodology, classes are provided in a studio in São Paulo and broadcasted via satellite through the TV Corporativa channel to receiver units in several places, which allows a large target public receiving the information.

This tool enables scale gains, since this course is given to a larger number of professionals in relation to the workshop traditional method.

From January to September 2008, 3,266 professionals were certified. This year, 64.9% of Bradesco’s candidates were certified, versus 45.9% of all candidates. This fact reiterates the Organization’s concern with adequately preparing its professionals as well as employee involvement during the certification process.

These figures translate to the certification of 19,077 professionals directly involved in customer service at network branches and in serving qualified investors, in compliance with Resolution 3,158/03 of the Brazilian Monetary Council.

TreiNet – Training through the Intranet/Internet

TreiNet, a special training tool, allows the fast, indiscriminate dissemination of new knowledge to all staff. It is an important instrument for personal and professional development.

Bearing witness to this are the over 3 million instances of participation in the 115 available courses since its implementation in 2000. This year, there were more than 765 thousand instances of participation, representing, on average, one course per month to each Organization’s employee.

This year, fourteen new courses have been launched:

Bradesco University Account: to provide information about the Bradesco University Account, disclose its advantages and increase business opportunities;

Individual Client Multirisk: training related to Basic Lines was restructured and organized into five courses. This is the second course of the series and aims at providing information on the multi-risk insurance for Individual Clients;

Introduction to the Quality Management System: teaches the basic concepts of the Bradesco Quality Management System and the role of employees in this process of disseminating quality concepts at the Organization;

Integration into Bradesco Vida e Previdência: to provide information that may contribute to the integration of employees into Bradesco Vida e Previdência and into the Bradesco Organization;

Insurance Commercialization – Planning: designed for insurance brokers and provides information that contributes to the improvement of their sales performance;

Personal Finances Management and Planning: the course provides information and strategy for an effective financial planning. It is useful information to achieve personal and family projects;

TreiNet – Training through the Intranet/Internet

Insurance Commercialization II – Approach and Relationship: this is the second course of the series and is related to the negotiation itself, from the approach to the after sales;

Sustainability: it presents the world’s environmental issue history and the sustainable development concept, in addition to strengthening the sustainability culture in our Organization;

Introduction to Office 2007: it presents the initial functions and main information so that users may start to take advantage of Office 2007’s features;

Word 2007: it presents the main Word 2007 resources and explains how to edit texts efficiently; and

Libras: organized in four sequential courses, the purpose is to provide basic knowledge of Libras – Brazilian Sign Language, to improve the customer service to deaf clients in branches and other Organization’s premises.

For English language learning, on-line training has also been a competitive advantage, enabling the participation of around 1,500 employees in courses from basic to advanced level.

Through the Fundação Bradesco Portal, some TreiNet courses are available for clients who hold a Bradesco University account. Moreover, by means of Bradesco Seguros e Previdência’s website 100% broker, TreiNet is also available for brokers and dealerships who sell the Organization’s insurance products.

Number of Courses Launched in TreiNet

Brochures and Video Training

Based on the demands of Bradesco’s areas on standard and operational issues and with a view to employees’ orientation, this year we have created eleven brochures on the following issues:

– Investment Diversification Practices:– to guide employees to completely serve the business needs of investors;

– New Service Packages – to provide information on changes in Packages and the realignment of some fees, among other things;

– SALE System – developed for the Prime segment, there is a guide for managers teaching how to use the system to manage their portfolios, since the system warns when there is credit risk;

– PCME – Market Winning Platform, to guide the retail segment managers about the Market Winning Platform, a tool that aims to provide a view of Bradesco’s and competitors’ market potentials in a certain influence area to support the branches in the winning of new corporate clients;

– New Rules of Bank Fees for Individuals – with the purpose of informing branches’ employees as to the new Resolution 3,518 of Bacen about new parameters for bank fees;

– Corporate Client Managerial Assistance – with the purpose of guiding retail segment managers of corporate accounts as to the necessary aspects of building deep bonds with Bradesco, that is, to make the client feel completely assisted by the bank with specific solutions for his or her business;

– Leasing Version 2 – to explain what is leasing, so that employees may contract this type of operation safely;

– CADU – with the purpose of guiding the employees in relation to (CADU) explaining what is this tool, its importance, benefits and implications;

– CET Finasa – with the purpose of guiding Finasa’s employees and partners in relation to the rule established by Bacen, in which all financial institutions are required to show the client all costs of a financing operation;

– NDEV System – information about use, resources and functionalities of NDEV system, targeted at guiding branches employees in the daily analysis of accounts with outstanding debt or debt risk; and

– Customer Service Quality – to train the branches employees in order to improve customer service and relationship with their clients in order to exceed clients’ expectations.

Five new Video trainings were also launched:

– Politically-Exposed People – for the Branches’ employees to support people who operate in the public sector;

– Bradesco Retail Service Standards – which sensitized employees about the importance of ensuring the quality in the assistance, by means of Bradesco service standards;

– CADU – with the purpose of creating a corporate view which enables the implementation of clients’ existing registry data unification;

– Quality in Customer Service – to make branches employees aware of the fact that the final client’s perception as to the quality of service rendered is affected by each employee’s action; and

– Organization at the Work Place – to improve the relations at the work place, as well as the quality of life.

Social and Corporate Responsibility

With the purpose of spreading the sustainability culture among the Organization’s employees, the Challenge of the Planet was launched in September 2008. This initiative aims at making professionals aware of this important theme, allowing the assimilation of a sustainable behavior in their every-day attitudes, in addition to disclosing the Organization’s position in relation to it. The Challenge of the Planet is an educational competition, made through TreiNet, with eliminatory rounds, privileging the knowledge available in several study sources acquired by professionals. Additionally, we continued projects that focus on human valuation, such as: the Youth Apprentice Program, Young Citizen Program and the Internship Programs with students from different universities, among them the Bradesco –Unipalmares (Universidade da Cidadania Zumbi dos Palmares) Program. These programs benefit youths beginning their careers with qualification, social inclusion, and personal and professional development. Also under this context, Bradesco developed preparatory training in Libras – Brazilian Sign Language (sign language for deaf-mute people), for employees providing direct services to clients with disabilities, including hearing impaired clients, in order to guarantee accessibility to our branches.

Number of Employees in Training – in thousands

Total Amount Invested in Training – in millions of R$

Fundação Bradesco

Background

Fundação Bradesco, a non-profit organization with headquarters at Cidade de Deus, Osasco, State of São Paulo, was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Aware that education should correspond to equal opportunities and personal and collective fulfillment, Fundação Bradesco currently maintains 40 Schools primarily installed in the country's most underprivileged regions in all Brazilian states and the Federal District.

Targets and Goals

A pioneer in private social investment, Fundação Bradesco’s primary mission is to provide quality formal education to children, youths and adults so they can achieve personal fulfillment through their work and the effective exercise of citizenship.

In the last ten years, Fundação Bradesco has provided quality traditional and distance education courses free of charge to 1,474,000 students, including children, youths and adults.

In 2008, the goal is to exceed 411,665 instances of service across performance segments. Out of these results, 110,415 students will be served in their own Schools, in basic education, from kindergarten to high school and high school technical education; in youth and adult education; and in the preliminary and continuing qualification. In addition to these benefits, through the virtual school, its e-learning portal, and CIDs, there will be more than 300 thousand instances of service. Uniforms, school supplies, meals and medical and dental assistance are ensured for approximately 50 thousand Fundação Bradesco students in basic education free of charge.

Areas and Methods of Action

Basic Education

Basic Education, which includes kindergarten, elementary school (first to ninth grades) and high school, encompasses more than 45% of all students in courses provided free of charge by Fundação Bradesco each year. In addition, the students receive free school supplies, uniforms, meals and health and dental assistance.

Fundação Bradesco is constantly evaluating the contemporary learning trends and, thus always bringing new challenges for its teaching methods so that the conclusions involve all schools and that they propose ongoing interaction among them.

The school is envisioned as a privileged environment for exercising citizenship values. Students are regarded as original, creative human beings and culture producers who learn through experiences in both school and society. Hence, their potential and need to interact and reflect on the diversity of knowledge are approached in the classrooms.

Fundação Bradesco’s multi-disciplinary education seeks to provide students with access to practical and theoretical content, based on the principle that the development process is both dialectic and constructive. With this intent, Fundação Bradesco offers several continuing education opportunities to educators, including traditional and distance education courses.

Concomitant to teacher’s education, the Fundação also produces teaching materials and resources. Books are used by students from the 1st to the 5th grade of elementary school, philosophy material for high school, and CD-ROMs and DVDs for teachers with work guidelines.

High School Technical Education

Based on the commitment to offer technical professional education capable of guaranteeing students the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco corresponds to the new model of technical education in force in Brazil. Bradesco structured course syllabi, prioritizing the market and societal demands from a brand new perspective, offering work preparation.

Based on the professional areas of Agribusiness, Management, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the Schools are located.

The syllabi of these courses aim to ensure a close relationship between work, knowledge and citizenship. The target is to develop creative, productive and business-minded citizens, as well as showing students the importance of continuing education.

By offering students who come from underprivileged backgrounds courses whose syllabi will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Preliminary and Continuing Qualification

Fundação Bradesco offers this kind of education free of charge to meet the needs of updating and qualifying laborers at different educational levels. There are more than 100 options of free courses, with flexible agendas that allow alterations according to the realities of the labor market in the following professional areas: Management, Personal Image (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality (Tourism, Hospitality and Catering Services). In the agribusiness area, Fundação Bradesco offers courses that include artificial insemination techniques.

Youth and Adult Education

These youths and adults come from different regions but often have similar life stories and are mostly comprised of laborers and housewives who were unable to attend or remain in school up to the conclusion of their studies. At Fundação Bradesco, they can take adult literacy courses and graduate from both elementary and high school levels and apply to universities to improve their employment prospects and most importantly to increase their skills.

Youth and Adult Education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in Fundação Bradesco Schools or at companies that have entered into operating agreements with it, with flexible timetables to suit different work shifts once the classrooms are taken to the companies, respecting different working hours and avoiding the need for students to commute to Schools. Another reason for the programs’ good performance is related to the investments made by Fundação Bradesco in technical-learning resources.

Developed for the parents of students who attend Fundação Bradesco Schools, the Adult Literacy Course is structured around a social-constructivist concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes arouse interest and motivate learners, guaranteeing the success of the course.

Fundação Bradesco’s main goal is to prepare students to improve their life conditions based on the acquisition of organized knowledge, since according to Bradesco’s philosophy, education alone is capable of forming citizens who are participative and aware of their role in society.

Distance Learning – Virtual School

Maintained by Fundação Bradesco since 2001, the e-learning “Virtual School” portal, in partnership with well known worldwide content providers, enables the spread of the services of its 40 Schools beyond their physical locations.

Based on the pedagogical mediation concept, in which the student is the main agent of his or her own learning, the Virtual School currently offers 184 distance and hybrid education courses in the IT area, benefiting around 165 thousand students and teachers. The portal allows experience, knowledge and information exchange through online tools, such as chats, conferences and a virtual campus which may include more than 150 thousand users. In 2008, we expect to serve more than 180 thousand people.

Digital Inclusion

Fundação Bradesco promotes fast and easy access to new information technologies for people who live near its Schools through CIDs.

In addition to being a learning and professional qualification center by offering short and long-term courses similar to those provided in Fundação Bradesco Schools, the CIDs also work as a discussion forum of local problems, associated with companies in partnership with the Bradesco Organization, public schools, universities and Brazilian and foreign research centers, such as the USP and Media Lab (MIT).

Currently, the Fundação maintains 100 CIDs, with an estimate of more than 100 thousand instances of service in 2008 for users of different profiles, such as indigenous peoples, people of African descent, youths, adults, the elderly and urban and rural communities in all Brazilian regions.

Material Facts

Fundação Bradesco carried out the V Encontro Nacional de Assistentes de Direção (V Principal Assistants National Meeting). The event was attended by Education Assistants of the School Units, during one week, at its headquarters in Osasco, State of São Paulo, and the theme was “Actions and Results”.

Fundação Bradesco supported and sponsored Expo T&C – Exposição de Tecnologia e Ciência (Technology and Science Exhibit), which took place simultaneously to the 60ª Reunião Anual da SBPC (60th Annual Meeting of SBPC), at Campinas University, in São Paulo, where works from the Campinas/SP, Osasco I/SP and Jardim Conceição -Osasco/SP School Units were exhibited.

More three new small nurseries to develop seedlings from Atlantic Forest were opened in Garanhuns/PE, Itajubá/MG and Natal/RN School Units, totaling 18 units for community environmental education and awareness raising, affirming even more the partnership with Fundação SOS Mata Atlântica. Fundação Bradesco’s teachers and students are given technical qualification from Fundação SOS Mata Atlântica to handle species and promote environmental education and reforestation initiatives in partnership with local social activists.

The Bradesco Historic Museum, which completed 25 years of activities, presents the exhibit Bradesco e Imigrantes Japones: uma sólida amizade (Bradesco and Japanese Immigrants: a solid friendship), with objects of Coleção Japão (Japan Collection) that are part of its assemblage, to celebrate the hundredth anniversary of Japanese Immigration to Brazil.

Fundação Bradesco sponsored the Congresso Internacional de Educação para Surdos (International Conference of Education for Deaf), promoted by Fundação de Rotarianos de São Paulo, whose theme was “Bilingualism: practices and perspectives”.

Fundação Bradesco was part of the XIII Exposição Agropecuária de Garanhuns (XIII Garanhuns Farming and Ranching Exhibit), an event focused on producers, technicians, students and people directly and indirectly related to the agribusiness sector. The Garanhuns/PE School Unit participated in the exhibit to disclose its work carried out related to this segment.

Feira de Santana/BA School Unit took part in the XXXIII Expofeira – Exposição Agropecuária de Feira de Santana (Feira de Santana Farming and Ranching Exhibit), a fair focused on exhibitors, cattle farmers, companies, rural producers and general public interested in Brazilian farming, ranching and agribusiness.

Fundação Bradesco supported the 4º Encontro Paulista de Fundações (4th São Paulo Foundations Meeting) carried out by APF, with the theme “Foundations in São Paulo, Brazil and Worldwide”, with the purpose of discussing manners to strengthen foundations’ representativeness in government bodies, community and communication channels.

Fundação presented projects performed in its Canuanã/TO and Bodoquena/MS farm schools during the VI Exposição de Tecnologia Agropecuária “Ciência para a Vida” (VI Farming and Ranching Technology Exhibit “Science for Life”). Developed by Embrapa, it is considered the most important Brazilian event in the sector, strategically created to promote farming and ranching and develop science and technology.

Fundação Bradesco carried out the Encontro Nacional de Orientadores (National Advisors Meeting). The event was attended by 104 Educational, Pedagogical and Professional Advisors of its School Units, during one week in São Paulo, state of São Paulo, and the theme was “Aligning Actions and Results”.

Main Acknowledgments

51o Concurso Cientistas de Amanhã (51th Scientists of Tomorrow Contest) – Brazilian Institute of Education, Science and Culture and Unesco – São Paulo Commission. The projects “Test for the availability of biodiesel production to small producers in a handicraft manner by means of animal fat” and “Market research of the main vegetable species consumed in the city of Formoso do Araguaia”, developed by students of High School Technical Education course in Farming and Ranching of Bodoquena/MS and Canuanã/TO School Units, received, respectively, Ibecc – Unesco Award and Motion of Applause.

Brazilian First Lego League Championship – Power Puzzle – promoted by First of Brazil. Free Access team of Osasco School Unit ranked first in category Missions – Robotics Challenges.

IV Expociências Latino-Americana – ESI-AMLAT (IV Latin-American Science Exhibit) – carried out by Milset América Latina. The project “Use of propolis in the preventive control of tomato pests and diseases,” prepared by students and teachers of High School Technical Education course in Farming and Ranching in the Bodoquena/MS School Unit, ranked fifth in the Botany category.

Prêmio Microsoft Educadores Inovadores Brasil (Microsoft Award for Brazilian Innovative Teachers) –The projects “Point of ideas and environmental solutions in 4R” and “Physics in the Park –Educational Robotics and Accessibility”, developed by teachers of Rio de Janeiro/RJ and Osasco I/SP School Units, were finalists. The first one of them ranked among the best four of the contest and will be presented in the world event Microsoft Innovative Teachers Forum, in Thailand.

VIII Mostra de Inovações Pedagógicas (VIII Pedagogic Innovations Exhibit) carried out by SESC/MG – The projects “What it has to do with Physics” and “Poetical Roads: art and poetry in roads, reading and writing in school”, prepared by teachers of Fundação Bradesco’s Pinheiro/MA and São João Del Rei/MG School Units ranked second and third in High School and Elementary School (from 6th to 9th grade) categories, respectively.

Prêmio Belgo ArcelorMittal de Meio Ambiente (Belgo ArcelorMittal Environmental Award) – this year’s contest was promoted by Fundação Belgo ArcelorMittal de Meio Ambiente, with the theme Feel the climate! A discussion about Earth heating”. Among the five finalists, two projects were developed by Fundação Bradesco: Jardim Conceição/SP School Unit, with the work “Climate and Energetic Challenge” and Osasco – Unit I/SP School Unit, with the project “Know how to look after”.

Partner Conhecimento Tribute – “The role of Financial Institutions in the Community”. Fundação Bradesco is acknowledged by its work developed in the community.

Prêmio Victor Civita Educador Nota 10 (Victor Civita Best Teacher Award) – granted by Fundação Victor Civita. Three teachers of Marília/SP, Natal/RN and Campinas/SP School Units were among the 50 finalists. One of them was classified among the 10 finalists to the Award.

Fundação Bradesco, by means of Youth and Adult Education, participated in the XVII Prêmio Volvo de Educação para o Trânsito (XVII Traffic Education Volvo Award). João Pessoa School Unit was granted the prêmio Regional Nordeste (Northeast Region award) for the project “Car crashes in Cuiá curve: what Physics and Mathematics have to do with it”. In addition, a station placed in company Tavex in the city of Americana/SP was granted the award in the National General category with the project “High Speed: so what?” which received Volvo National trophy.

School Locations

The majority of Fundação Bradesco’s educational units are located on the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia-GO	2,104	João Pessoa-PB	2,348
Bagé-RS	2,321	Laguna-SC	2,080
Boa Vista-RR	2,525	Macapá-AP	2,112
Bodoquena-MS	1,353	Maceió-AL	2,195
Cacoal-RO	2,464	Manaus-AM	2,513
Campinas-SP	4,404	Marília-SP	3,163
Canuanã-TO	1,552	Natal-RN	2,252
Caucaia-CE	2,313	Paragominas-PA	2,300
Ceilândia-DF	3,415	Paranavaí-PR	1,921
Cidade de Deus – Osasco-SP		Pinheiro-MA	2,148
• Unit I	4,026	Propriá-SE	2,221
• Unit II	2,816	Registro-SP	2,436
• Education Stations of Youths and Adults	6,180	Rio Branco-AC	2,848
• Preliminary and Continuing Qualification of Workers	6,215	Rio de Janeiro-RJ	4,308
Conceição do Araguaia-PA	2,492	Rosário do Sul-RS	975
Cuiabá-MT	2,397	Salvador-BA	2,211
Feira de Santana-BA	886	São João Del Rei-MG	2,537
Garanhuns-PE	971	São Luis-MA	2,469
Gravataí-RS	3,609	Teresina-PI	2,422
Irecê-BA	2,635	Vila Velha-ES	2,191
Itajubá-MG	2,577
Jaboatão-PE	2,765
Jardim Conceição – Osasco-SP	2,745	Total (*)	110,415

(*) Forecast of service for 2008.

Fundação Bradesco – An Educational Project as Large as Brazil

Funding Sources

Funds to finance Fundação Bradesco activities come exclusively from income derived from the Fundação’s assets.

– Funds invested in the last 10 years (*)	R$1.392 billion
– Funds invested in 2007	R$200.982 million
– Funds expected for 2008	R$220.069 million
(*) in nominal values, equivalent to R$3.074 billion, restated by CDI/Selic rate until December 2007.

Courses – Grades

	Assistance Forecast
	for 2008

	Number of	% of
	Students	Total

Basic Education	49,534	12.03
Youth and Adult Education	19,667	4.78
Preliminary and Continuing Qualification	41,214	10.01
Subtotal	110,415	26.82
Distance education (CIDs and Virtual School)	301,250	73.18
Total Services	411,665	100%

Student Profile – Reference: Service in 2007

Increase in the Number of Students – Assistance in Schools

Finasa Sports Program

Through the Finasa Sports Program, the Bradesco Organization shows its support for the development of citizenship and social inclusion of children and youths between 9 and 18 years of age.

During its 20 years of activity, Finasa Sports entered into many partnerships, among which the most outstanding is the agreement with Osasco’s Local Government. This partnership contributes to expand the program’s social reach.

Currently, the program has a total of 121 professionals carrying out activities at state and local schools, Osasco’s municipal sports centers, the SESI–Osasco unit, Fundação Bradesco and private schools, assisting more than 2,000 girls free of charge in 53 qualification centers and specialists’ centers, in volleyball and basketball.

Most of these girls come from underprivileged backgrounds.

The program’s main goal is complete development through a healthy activity such as sports, education, health and well-being programs that help raise these girls’ awareness about citizenship so that they can be in charge of their own lives and make socially responsible choices.

The program also supports the formal education process by adopting as a requirement the girls’ enrollment and attendance in regular schools.

At the training centers, all students have guaranteed access to quality sports education, regardless of their physical characteristics, such as weight, height or sports skills.

The activities for children and young adults at the specialists’ centers, besides sports education with medical, psychological, physiotherapeutic and nutritional follow-up, also include regular information on hygiene, stress, adolescence, drug use and teen pregnancy prevention, turning these places into true citizenship centers.

This program also offers a support structure according to categories, with benefits such as life insurance and health care, among others, including sports equipment used in training and competitions.

Practicing, in addition to contributing to a healthy life style, is responsible for the formation of high level athletes, enabling the players’ participation in Finasa Osasco’s adult volleyball team and in the children’s and junior’s Brazilian female volleyball and basketball teams.

It is the first social sports program to receive funds from tax incentives, made available by the Estatuto da Criança e do Adolescente (Statute of Children and Adolescents) through the agreement executed between Conanda and the Ministry of Sports in 2003. The Finasa Sports Program is a benchmark in sporting activities of this nature.

Social-cultural Events

During 3Q08, Bradesco Organization supported and sponsored dozens of socio-cultural events in different locations of Brazil, from regional festivals that preserve folk traditions to internationally renowned spectacles.

The Bank sponsors the exhibitions Einstein, in São Paulo, and Darwin Brasil in Brasília, in Distrito Federal, and in Goiânia, in the state of Goiás. The events have educational support of Fundação Bradesco.

It sponsored the plays Hamlet, in FAAP Theater, in São Paulo; A Alma Boa SetSuan, in Renaissance Theater, also in São Paulo; Ensina-me a Viver, in Leblon Theater, in Rio de Janeiro; and Noé Noé Deu a Louca no Convés, in Tuca Theater, in São Paulo.

For the fourth consecutive year, it sponsored the Festival Internacional de Inverno de Campos do Jordão (Campos do Jordão International Winter Festival), in the countryside of São Paulo, as well as the Winter Festivals of Garanhuns, in Pernambuco, and Vitória da Conquista, in Bahia.

It sponsored the presentations of High School Musical in the cities of São Paulo and Belo Horizonte, and Mozarteum Brasileiro in Rio de Janeiro, São Paulo and Santos; the Brazilian Symphony Orchestra, in São Paulo and Rio de Janeiro; and the opera Os Caçadores de Pérola, in Centro Cultural Judaico, in São Paulo. In addition, the tour of the singers Mônica Salmaso, Fortuna and Elba Ramalho in Brazil, and the concert of Roberto Carlos, in São Paulo, the Music Festival of Itajaí, in Santa Catarina, and San Genaro Feast, in São Paulo, were also sponsored by the Bank.

In social and environmental area, Bradesco sponsored the II Mostra de Responsabilidade Social da Fiesp 2008 (2008 II Fiesp Social Responsibility Exhibition) and the event Ecos do Planeta, both carried out in Ibirapuera Park, in São Paulo. It also sponsored the Jantar Por Uma Boa Causa (a dinner for a good reason), for the Community Association of Santos for Assistance of HIV/Aids Carrier, in Santos.

Grupo Bradesco de Seguros e Previdência sponsored several cultural initiatives, such as the show Tom & Vinícius, o Musical, which tells the importance of the partnership between Tom Jobim and Vinícius de Moraes in the Brazilian culture history, and the exhibition 50 Years of Bossa Nova, in UN’s headquarters, in New York. The play Cocoricó – Uma Aventura no Teatro, in São Paulo, is sponsored by Bradesco Vida e Previdência.

Social Report – Nine-month Period of 2008 and 2007

1) Calculation basis

	9M08 – in thousands of R$	9M07 – in thousands of R$

Net revenue (NR) (1)	12,956,790	13,431,905
Operating income (OI) (**)	7,216,145	7,168,342
Gross payroll (GP)	5,276,483	4,749,366

2) Internal social indicators

	in thousands of R$	% of GP	% of NR	in thousands of R$	% of GP	% of NR

Meals	452,250	8.6	3.5	402,658	8.5	3.0
Taxes	939,897	17.8	7.3	837,409	17.6	6.2
Private pension plans	180,048	3.4	1.4	232,864	4.9	1.7
Healthcare	255,654	4.8	2.0	241,658	5.1	1.8
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	61,575	1.2	0.5	51,041	1.1	0.4
On-site child care and child-care benefits	32,305	0.6	0.2	31,002	0.7	0.2
Employee profit sharing	428,764	8.1	3.3	372,787	7.8	2.8
Other	94,575	1.8	0.7	83,691	1.7	0.7
Total – internal social indicators	2,445,068	46.3	18.9	2,253,110	47.4	16.8

3) External social indicators

	in thousands of R$	% of OI	% of NR	in thousands of R$	% of OI	% of NR

Education (*)	5,669	0.1	–	1,021	–	–
Culture	28,601	0.4	0.2	13,267	0.2	0.1
Health and basic sanitation	3,608	–	–	4,066	0.1	–
Sports (**)	13,952	0.2	0.1	3,484	–	–
Prevention of hunger and food security	60	–	–	1,100	–	–
Other	17,221	0.2	0.2	9,153	0.1	0.1
Total contribution to society	69,111	0.9	0.5	32,091	0.4	0.2
Taxes (excluding social charges)	3,317,700	46.0	25.6	4,286,237	59.8	31.9
Total – external social indicators	3,386,811	46.9	26.1	4,318,328	60.2	32.1

4) Environmental indicators

	in thousands of R$	% of OI	% of NR	in thousands of R$	% of OI	% of NR

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs and/or projects	8,088	0.1	0.1	9,878	0.1	0.1
Total investments in environmental protection	8,088	0.1	0.1	9,878	0.1	0.1

With regards to the establishment of "annual goals" for minimizing waste, general production/ operation consumption and increasing the efficient use of natural resources, the company:	( ) has no established goals ( ) complies (0 to 50%)	( ) complies (51 to 75%) ( ) complies (76 to 100%)		( ) has no established goals ( ) complies (0 to 50%)	( ) complies (51 to 75%) ( ) complies (76 to 100%)

5) ) Employees indicators

	9M08	9M07

Employees at the end of the period	85,577	81,943
Admissions during the period	9,640	7,607
Outsourced employees	8,074	7,556
Trainees/interns	897	961
Employees older than 45	8,821	7,940
Female employees	41,218	39,074
% of management positions held by women	44.6	43.1
Employees of African descent	13,127	12,356
% of management positions held by employees of African descent	14.3	14.1
Employees with disabilities or employees with special needs	1,239	1,000

6) Key information regarding the exercise of business citizenship

	9M08			Targets – 9M09

Ratio between maximum and minimum salary:	18.7			I

Total number of occupational accidents:	717			Employees awareness to avoid work accidents

The company's social and environmental projects were established by:	( ) directors	( x ) directors and managers	( ) all employees	( ) directors	( x ) directors and managers	( ) all employees

Occupational safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa

With regards to freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities	( x ) does not interfere	( ) complies with OIT rules	( ) encourages activities

Private pension plans are offered to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

The company's profit sharing plan is distributed to:	( ) directors	( ) directors and managers	( x ) all employees	( ) directors	( ) directors and managers	( x ) all employees

When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( ) are not considered	( ) are suggested	( x ) are required	( ) are not considered	( ) are suggested	( x ) are required

With regards to the participation of employees in voluntary work programs, the company:	( ) does not interfere	( ) gives support	( x ) organizes and encourages participation	( ) does not interfere	( ) gives support	( x ) organizes and encourages participation

Total number of consumer’s complaints and criticisms:	In company: 105,764	At Procon: 11.913	In court: 84,370	Prepare and make our employees aware, thus reducing the number of complaints

% of complaints and criticisms solved:	In company: 100%	At Procon: 100%	In court: 75.6%	In company: 100%	At Procon: 100%	In court: 100%

Total value added to be distributed (in thousands of R$)	9M08: 14,508,426			9M07: 14,442,974

Distribution of value added:	26.8 % government	31.7 % employees		31.0 % government	28.7 % employees
	14.3 % shareholders	27.2 % retained		14.8 % shareholders	25.5 % retained

7) Other information

The information contained in the Social Report was reviewed by PricewaterhouseCoopers Auditores Independentes.

(*) The information above does not include funds invested by Fundação Bradesco (one of Bradesco’s controlling shareholders).		(**) For comparison purposes, the amounts related to 9M07 were included.

(1) Net revenue (NR) is considered Gross Income from Financial Intermediation.	I – Inapplicable

7 - Report of Independent Auditors

Report of Independent Auditors on Limited Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility

To the Board of Directors
Banco Bradesco S.A.

1. In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries (consolidated) as of September 30, 2008 and 2007, on which we issued a report without exceptions dated October 24, 2008, we have carried out a limited review of the supplementary accounting information contained in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility. This supplementary information was prepared by the Bank’s management for the purpose of additional analysis and is not a required part of the quarterly information.

2. Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil – IBRACON, in conjunction with the Federal Accounting Council – CFC, for the purpose of reviewing the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this additional accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited review, we are not aware of any material modifications which should be made to the supplementary information, referred to above, in order for such information to be fairly presented, in all material respects, in relation to the quarterly information, referred to in paragraph one, taken as a whole.

4. As described in Note 35(b), Law 11.638, was enacted on December 28, 2007 and became effective on January 1, 2008. This law amended, revoked and introduced new provisions to Law 6.404/76 (the Brazilian Corporation Law) and changed the accounting practices adopted in Brazil. Even though this law has already come into force, some of the changes introduced depend on standardization by the National Monetary Council – CMN, the Brazilian Central Bank – BACEN, the National Council of Private Insurance – CNSP and the Superintendency of Private Insurance – SUSEP prior to their full application by the institutions subject to regulation. Accordingly, during this transition phase, BACEN, through Release 16.669 of March 20, 2008 and SUSEP, through Circular-letter SUSEP/DECON/GAB/no. 005/2008 of June 9, 2008, have waived the application of the provisions of Law 11.638/07 for preparation purposes of the interim financial statements in 2008. As a result, the accounting information contained in the quarterly information referred to in paragraph one was prepared in accordance with specific instructions from BACEN and SUSEP and does not consider the changes to the accounting practices introduced by Law 11.638/07.

5. As described in Note 15, the goodwill on investments in associated and subsidiary companies was amortized.

São Paulo, October 24, 2008

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

8 - International Accounting Standards – IFRS

International Accounting Standards – IFRS

Introduction

The International Accounting Standards, currently known as IFRS, are international accounting pronouncements published by the International Accounting Standards Board (IASB), based on principles rather than specific rules.

These rules are high-quality pronouncements, comprehensible and applicable, providing for transparency and comparability of information presented in financial statements and other accounting reports, enabling an easier understanding among participants of worldwide capital markets and other users of accountancy for making economic decisions.

The process of converging into the international accounting standards became very important due to the great changes in the global economic scenario in recent years, significantly represented by the accelerated globalization process of the economy.

The IFRS rules were adopted by European Union countries as of December 31, 2005, with the purpose of converging the consolidated financial statements prepared by their companies. This initiative was internationally embraced by the financial community. Currently, in addition to countries that are already adopting the international rules, many others have official convergence projects for their local accounting rules into the IFRS, including Brazil.

History of the Creation of the IAS/IFRS

In 1973, the IASC was created by professional accounting bodies from Germany, Australia, Canada, United States, France, Ireland, Japan, Mexico, Netherlands and United Kingdom. This new entity was created with the purpose of preparing and publishing, in a completely independent manner, a new standard of international accounting rules that could be internationally accepted. The IASC is a non-profit, independent foundation, with its own funds originated from contributions of several international bodies, as well as major auditing companies. The first accounting pronouncements published by IASC were called IAS. Many IAS rules are still currently in force, despite of undergoing amendments over time.

In 1997, the SIC was created, which is a technical committee within the structure of IASC in charge of the publications of accounting interpretations, also called SIC, whose purpose is to clarify the users’ doubts.

In 2001, IASB was created to take the technical responsibilities of IASC and with the purpose of improving the technical structure of formulation and validation of new international accounting pronouncements to be issued, which were called IFRS. The new name chosen by IASB showed the committee’s interest in progressively changing the former accounting pronouncements into new internationally accepted standards of financial reporting with the purpose of meeting the growing expectations of users of the financial information (analysts, investors, institutions etc.). In December 2001, the name SIC was changed to IFRIC. This Committee became responsible for the publication, as of 2002, of all interpretations about the set of international rules, called IFRIC.

In March 2004, many IAS/IFRS rules were published by IASB, including IFRS 1, which defined the principles to be observed by the companies in the conversion process and the first publication of financial statements in IFRS.

In 2005, all European publicly-held companies started to adopt mandatorily the rules in IFRS for the publication of their consolidated financial statements.

Organizational Structure of IASC

IASC Foundation is an independent organization which has two main bodies: the Advisory Council and IASB. The SAC and IFRIC are also part of its structure.

IASC Foundation appoints IASB’s members and provides the necessary resources. However, IASB has the exclusive responsibility of preparing the international accounting rules.

Source: IASB

The international rules are a set of technical pronouncements composed of:

  IAS: the first pronouncements issued by IASC.

  SIC: the first interpretations issued by IASC.

  IFRS: the most recent pronouncements issued by IASB.

  IFRIC: the most recent interpretations issued by IASB.

Framework (Conceptual Structure)

The conceptual structure for the preparation and the presentation of international financial statements is detailed in the Framework for the Preparation and Presentation of Financial Statements.

The Framework is not an international accounting rule but a description of the basic concepts which must be respected in the preparation and presentation of the international financial statements. It defines the intrinsic spirit and the general philosophy of the international accounting rules and aims: (i) to assist IASB and IFRIC in the development and interpretation of the international accounting rules; (ii) to guide users of accounting in the preparation of the financial statements; and (iii) to help auditors form their opinions.

Obs.: all international pronouncements are published by IASB in English.

The Composition of Financial Statements

  Balance Sheet

  Statement of Income

  Statement of Cash Flow

  Statement of Changes in Shareholders’ Equity

  Notes to the Financial Statements

Benefits of the Convergence to the International Accounting Rules

  To provide high quality, understandable, transparent and comparable accounting information, regardless of the country of origin.

  To strengthen the credibility of the information both by internal and external investors.

  To participate in the globalized capital markets.

  To facilitate the follow-up and comparison of the economic-financial condition and of the performance of the Institutions.

  To optimize the allocation of capitals and contribute to reduce of funding costs.

  To eliminate the need of preparation, by the Institutions with international operations, of multiple sets of financial statements, contributing to reduce operational costs.

  To reduce the regulatory cost.

  To centralize the issuance of accounting rules.

World Outlook

Currently, more than 100 countries require, allow the use, or have a policy of convergence of their accounting practices to IFRS.

Source: The Journal of the IASB and the IASC Foundation – INSIGHT Q3 and Q4, 2007.

Since 2005, by means of the commitment assumed by several countries of the world to adopt the International Accounting Rules, significant progresses have been reached by IASB towards global convergence.

It is worth pointing out that in the United States, SEC approved, on November 15, 2007, a procedure for foreign companies to file their financial statements, already as of 2008, according to IFRSs, without the need of reconciliation of the result and the shareholders’ equity. Bradesco has not defined yet the replacement date of its financial statements prepared in conformity with the US GAAP, recorded at SEC for financial statements prepared in conformity with IFRSs.

The presentation of the financial statements in IFRS is internationally recognized as a good corporate governance practice and was approved by the FSF, an organization composed of central banks and ministries of finances of the world’s most industrialized countries, within them the so called “G7”, as well as of the IMF, World Bank, Iosco. The presentation of the financial statements in IFRS is also included among the corporate governance principles recommended by the OECD.

IFRS in Brazil

The CFC, by means of CFC Resolution 1,055, as of October 7, 2005, created the CPC with the purpose of studying, preparing and issuing technical pronouncements about international accounting procedures to allow the issuance of rules by the Brazilian regulatory entity, aiming the centralization and uniformization of its production process, always taking into consideration the convergence of the Brazilian accounting standard to international standards. The following are members of the CPC:

1) Brazilian Association of Publicly-Held Companies (Abrasca);

2) Association of Investment Analysts and Professionals of the Capital Markets (National Apimec);

3) Bovespa;

4) CFC;

5) Fipecafi; and

6) Ibracon

In addition to the six entities comprising the CPC, representatives of the following bodies will always be invited to take part in the works: Bacen, CVM, Susep and the Brazilian Federal Revenue. Other entities or experts may also be invited.

The CFC Resolution 1,103, of September 28, 2007, also created the Managing Committee of Convergence in Brazil. The Committee is composed by CFC itself, by Ibracon, by CVM and by Bacen and mainly aims at making viable greater transparency of financial information to the market by means of accounting and audit reforms, always considering the harmonization with the international accounting rules.

The Brazilian Central Bank by means of Notice 14,259, of March 10, 2006, made mandatory the preparation and publication of Consolidated Financial Statements in IFRS, for Financial Institutions, as of December 31, 2010.

The CVM issued on July 13, 2007, CVM Rule 457 making mandatory the preparation and publication of Consolidated Financial Statements in IFRS, for Brazilian Publicly-Held Companies, as of December 31, 2010.

On its turn, the Susep Circular 357, of December 26, 2007, required the preparation and publication of Consolidated Financial Statements in IFRS, as of December 31, 2010.

The convergence to IFRS is considered one of the great changes in the Brazilian accounting structure since 1976, year of publication of the Brazilian Corporation Law (Law 6,404). The President of the Republic sanctioned, on December 28, 2007, Law 11,638, the new accounting Law which introduced certain IFRS principles in the Brazilian accounting. The new Law 11,638/2007 was created from the Bill 3,741/2000, amending and revoking certain provisions of Law 6,404/1976. Eight years ago, CVM created a work group composed of representatives from several entities dealing with financial statements (companies, auditors, analysts, investors, users, inspectors and researchers), called Advisory Commission for Accounting Affairs. The group prepared the first review proposal of former Law 6,404/1976. Law 11,638/2007 introduced articles which give powers to CPC to prepare accounting standards aiming the convergence with the international accounting rules. The Law is in effect since January 1, 2008.

In a world trend, we understand that the growing importance of accounting has caused the search for internationalization of accounting rules. That requires an internal harmonization and an unavoidable alignment with the accounting development which occurs in the world, as a result, specially, of the need to obtain greater credibility in the Brazilian accounting principles. The Federal Accounting Council followed and participated actively in the evolution of this project and seeks to align the Brazilian accounting to IFRS.

Additionally, Bacen Notice 16,669, of March 20, 2008 (in accordance with CVM Rule 459) disclosed a schedule aiming the compliance with Law 11,638, estimating the issuance of several accounting rules during 2008, namely:

Change Required by Law 11,638/2007		Initial term set for the issue of normatives

1.	Inclusion of the Statement of Cash Flows in replacement to the Statement of Changes in Financial Position	July/2008

2.	Creation of a subgroup in Permanent Assets for registration of Intangible Assets	July/2008

3.	Adequacy of the concept and composition of Capital Reserves	July/2008

4.	Adequacy of the concept and composition of Profit Reserves, with the inclusion of the Reserve of Tax Incentives and the account Retained Earnings or Accumulated Deficit	July/2008

5.	Examination of the aspects related to revaluation of premises and equipment	July/2008

6.	Evaluation and registration of the recoverable value of assets	July/2008

7.	Adequacy of the concept and accounts which compose the subgroup Deferred Assets	September/2008

8.	Adequacy of the concept and accounts which compose the subgroup Property, Plant and Equipment	September/2008

9.	Merger and spin-off operations of companies	September/2008

10.	Evaluation of investments in affiliated companies and subsidiaries	September/2008

11.	Examination of the aspects related to equity evaluation adjustment	September/2008

12.	Accounting of financial leasing operations	September/2008

13.	Updating of long-term assets and liabilities	September/2008

As we can see, Brazil is one of the countries which undertook to align its accounting practices with the IFRS practices and its convergence process is moving fast.

Adoption of the International Accounting Rules by Banco Bradesco

Bradesco is in an advanced phase of determining the accounting effects of transition to IFRS and has invested significant resources in an extensive project in the preparation of complete financial statements in IFRS. The Management understands that the preparation of financial statements in IFRS, in addition to being a requirement of CVM for publicly-held companies listed in the Novo Mercado of Bovespa, directly meets the Bank’s commitment to the adoption of the best corporate governance practices, focusing on transparency of financial and management information.

Bradesco is evaluating the impacts of applying IFRS 1 in which the exemptions allowed for the Bank in the transition to IFRS and possible impacts of exceptions on its financial and equity position on the transition date will be selected. The Bank understands preliminarily that some of these exemptions may generate impacts, such as:

• Business combinations – IFRS 1 allows that business combinations occurred before the transition date are not remeasured, retrospectively, in conformity with IFRS 3 (Business Combinations). The use of this exemption is very important to the Bank, since several acquisitions occurred before the IFRS transition date.

• Pension plans – IFRS 1 allows the immediate recognition, on the transition date of all actuarial gains and losses of pension plans of defined benefit sponsored by the Bank.

In addition to the impacts of the IFRS 1 application, accounting impacts may be generated due to the application of other IFRSs on the transition date, such as:

• Business combinations – The goodwill in the acquisition of new business combinations occurred after the transition date, which was amortized in BR GAAP, should be remeasured according to IFRS 3 (Business Combinations), being separated into goodwill (which cannot be amortized and it is subject to the annual impairment test) and into intangible assets with defined useful life (which can be amortized).

• Designation of categories for financial assets and liabilities – Due to the application of IAS 39 all financial assets and liabilities must be duly classified into one of the four categories provided for in this international rule (held-to-maturity assets, assets at market value by means of the income for the period, available-for-sale assets and credit operations and receivables). Consequently, the Management is evaluating the possible impacts of the application of IAS 39 and measurement of fair market value for financial assets which have not been classified into any of these categories as they were not designated in similar categories in BR GAAP.

• Measurement of loan operations and receivables by the effective interest rate method – According to IAS 39, expenses and revenues of financial assets origination valued at the amortized cost (for instance, loan operations with clients) must be incorporated in to the calculation of the effective interest rate of the operation and amortized during the effectiveness term of the agreement. In BR GAAP these expenses and revenues are immediately recorded in the income for the period when incurred.

• Insurance agreements and investment agreements –In BR GAAP, the agreements of insurance, certificated savings plans and supplementary pension plans (for instance, PGBLs and VGBLs) are accounted for as insurance agreements and the respective premiums received are recorded in the income for the period. According to IFRS 4, agreements are classified as insurance agreements or as investment agreements based on the significant risk analysis of insurance transferred to the Bank, taking into consideration scenarios with commercial substance and the occurrence of an event which adversely affects the policyholder. The agreements classified as investment agreements as they do not transfer significant insurance risk to the Bank are evaluated according to IAS 39. The insurance agreements are subject to a minimum adequacy test of the liability, considering the best estimate of the Management of all future contractual cash flows of these agreements (including salvage, recoveries and indemnities to which the Bank is contractually entitled to) not taking into consideration the risk mitigation effect by means of reinsurance agreements. Provisions for risk equalization, catastrophes, or not supporting agreements are not allowed by IFRS 4 on the transition date.

• Classification of leasing agreements – According to IAS 17 (Leases), leasing agreements must be classified as operational or financial leasing agreement according to an economic model of transfer of risks or benefits of under-lying assets between the parties in the agreement. The Management is evaluating the possible impacts of applying IAS 17 on all its leasing agreements.

• Financial guarantees rendered to third parties –According to IAS 39, financial guarantees rendered to third parties must be accounted for initially at fair market value upon granting of the guarantee and amortized during the effectiveness period of the risk. Subsequently, these guarantees are evaluated by the highest amount between the non-amortized balance of the guarantee and the amount of the best Management’s estimate by the present liability for agreements whose default event of the client has occurred.

• Hyperinflation on non-monetary assets and liabilities – As a result of the application of rule IAS 29 (Financial Reporting in Hyperinflationary Economies), the inflationary effects on non-monetary assets and liabilities, until June 30, 1997, date on which Brazil was no longer considered a hyperinflationary economy, will be determined. Such assets and liabilities were restated by UFIR until December 31, 1995, in BR GAAP.

• Provision for non-declared dividends payable –The effects of the reversal of the provisions recorded in the liability according to BR GAAP (Brazilian rules) of dividends higher than the minimum mandatory dividends which had not declared before the end of the year must be reflected in the IFRS financial statements.

• Minority interest in subsidiaries – According to IAS 27 and IAS 1, the balances of minority interest are considered as an integral part of the shareholders’ equity of the Bank. In BR GAAP the minority interest is considered as a separate component of the liability between the group of shareholders’ equity and the group of deferred income. In IFRS, in the event certain investment vehicles or special purpose entities are consolidated (as a result of the application of SIC 12 or IAS 27), the minority interests are adjusted, adequately, however in the event these interests have characteristics of a financial liability (for instance, quotas of funds immediately redeemable by third parties at fair market value), according to IAS 32, these interests are classified as liability and do not affect the Bank’s shareholders’ equity.

9 - Financial Statements, Independent Auditors' Report and Report of the Fiscal Council

Management Report

Dear Shareholders,

We are pleased to present the consolidated Financial Statements of Banco Bradesco S.A. for the period ended on September 30, 2008, pursuant to the Brazilian Corporate Law.

The world’s financial markets have started to be affected by economic volatility. Despite the situation, the Bradesco Organization remains realistic, intensifying its concern with the development of global events, while at the same time, we are optimistic about Brazil’s outlook and have a solid and positive vision of the future.

At the Bradesco Organization, among this period’s important events, we would like to point out:

• on August 18, Bradesco entered into an operating alliance with The Bank of Tokyo Mitsubishi UFJ, Ltd. to manage and distribute investment funds, by means of its respective asset management companies BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and MUAM - Mitsubishi UFJ Asset Management Co. Ltd;

• on August 27, Bradesco joined Connector, a global network of 13 partner banks and is the first Bank of Latin America to be a member of this network. With this alliance, corporate clients will be able to use cash management services in 30 countries where these banks operate;

• on September 3, the Brazilian Central Bank approved the “Private Instrument of Share Merger Commitment and Other Covenants,” aiming the acquisition of all capital stock of Ágora Corretora de Títulos e Valores Mobiliários S.A. by Banco Bradesco BBI S.A.

• on September 4, Bradesco was again included in the Dow Jones Sustainability World Index (DJSI), an index of the New York Stock Exchange that lists the world’s best companies that adopt good corporate governance practices, including transparency, ethics, social and environmental responsibility;

From January 1 to September 30, 2008, Bradesco recorded a Net Income of R$6.015 billion, or R$ 1.96 per share, and an annualized profitability of 26.28% on the average Shareholders’ Equity (*). The annualized return on average total assets stood at 2.11% when compared with 2.69% y-o-y.

The Company’s taxes and contributions in the period, including paid or accrued social security contributions, calculated based on the main activities carried out by the Bradesco Organization, totaled R$ 4.258 billion in 9M08, equivalent to 70.79% of the adjusted Net Income. Relative to taxes corresponding to the financial intermediation, the 4.298 billion was withheld and paid by the Organization.

The improvement of IEO in the previous twelve months, from 41.77% on September 30, 2007 to 41.56% on September 30, 2008, reflects the strict control of administrative expenses together with the permanent effort to increase revenues.

At the end of the quarter, the paid-up Capital Stock was R$23 billion. Added to Equity Reserves of R$11.168 billion, it composed the Shareholders’ Equity of R$34.168 billion, with 16.96% y-o-y growth corresponding to the equity value of R$11.13 per share.

Managed Shareholders’ Equity accounts for 8.23% of the consolidated assets, which amounted to R$422.706 billion, a 33.07% increase over September/2007. Thus, the capital adequacy ratio reached 16.21% in the financial consolidated and 15.62% in the economic-financial consolidated, therefore higher than the minimum of 11% set forth by Resolution 2,099 of August 17, 1994 of the National Monetary Council, in accordance with the Basel Committee. At the end of the quarter, the shareholders’ equity to fixed assets ratio, compared to the Consolidated Reference Shareholders’ Equity, stood at 47.38% in the financial consolidated and 17.62% in the economic-financial consolidated, within the maximum limit of 50%.

In compliance with the provisions in Article 8 of Circular Letter 3,068 of November 8, 2001 of the Brazilian Central Bank, Bradesco states that it has the financial capacity and intention to hold to maturity the securities classified in the “held-to-maturity securities” category.

On September 30, the volume of funds raised and managed by Bradesco Organization amounted to R$571.740 billion, a growth of 26.30% y-o-y, distributed as follows:

• R$226.634	billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts;

• R$187.995	billion in asset management, including investment funds, managed portfolios and asset management quotas, 12.18% higher than September/2007;

• R$88.292
billion recorded in the exchange portfolio, borrowing and onlending, our own working capital, tax payment and collection of related taxes, funds from issuance of securities, subordinated debt in the country and other funding;

• R$62.888	billion recorded in technical provisions for insurance, supplementary private pension plans and certificated savings plans, with an increase of 13.68% y-o-y;

• R$5.931	billion in foreign funding, from public and private issuances, subordinated debt and securitization of future financial flows, representing US$3.098 billion.

At the end of the period, the balance of the loan operations amounted to R$197.250 billion, and this amount includes:

• R$6.788	billion in advances on foreign exchange contracts, for a total portfolio of US$10.655 billion of export financing;

• US$2.684	billion operations in import financing in foreign currencies;

• R$19.247	billion in leasing;

• R$11.343	billion in businesses in the rural area;

• R$56.190	billion in consumer financing;

• R$29.640	billion from sureties and guarantees;

• R$6.468	billion from credits receivable from credit cards;

• R$13.911	billion referring to onlending operations of external and internal funds, mainly coming from the BNDES, standing out as the main fund onlending agent.

In relation to real estate loans, from January to September 2008, the Organization allocated to home building and acquisition funds amounting to R$4.812 billion, composed of 38,940 properties. Through the website www.bradescoimoveis.com.br, clients and users may consult the projects financed by Bradesco whose units are made available for sale by real estate developers and real estate agencies that are partners of the Bank.

To support the capitalization of companies, Bradesco, through Banco Bradesco BBI S.A., intermediated primary and secondary operations of shares, debentures and promissory notes, as well as operations of Receivables Securitization Fund, which totaled R$36.543 billion in the 9M08, accounting for 38.40% of the volume of these issuances registered at CVM, including the total amount of operations. Bradesco also stood out in mergers and acquisitions, project financing, structured operations and treasury, dealing with the structuring, origination, distribution and management of clients’ assets, financial flows and inventories.

Grupo Bradesco de Seguros e Previdência, holding an outstanding position in Insurance, Supplementary Pension Plans and Certificated Savings Plans segments, posted a Net Income of R$2.098 billion and Shareholders’ Equity of R$8.688 billion on September 30. Insurance premiums written, pension plan contribution and certificated savings plans expenses stood at R$16.945 billion, growth of 10.72% y-o-y.

On September 30, the Bradesco Organization’s network available for clients and users, composed of 30,671 outlets, 28,092 machines of the Bradesco Dia&Noite (Day&Night) ATM Network, 27,668 of which operate even on weekends and holidays. In addition, 4,850 machines of the Banco24Horas (24-hour Bank) were made available for Bradesco clients for withdrawal operations, issuance of statements and balance consultation. Our network also includes 1,078 Correspondent Banks of Banco Finasa BMC to provide services in the payroll- deductible loan and vehicle segments;

3,235	Branches in Brazil: 3,218 of Bradesco, 16 of Banco Finasa BMC and 1 of Bradesco BBI;

5	Branches overseas: 1 in New York, 3 in Grand Cayman and 1 in Nassau, in the Bahamas;

7
Subsidiaries overseas: Banco Bradesco Argentina S.A., in Buenos Aires, Banco Bradesco Luxembourg S.A., in Luxembourg, Bradesco Securities, Inc., in New York, Bradesco Securities UK Limited, in London, Bradesco Services Co., Ltd., in Tokyo, Cidade Capital Markets Ltd., in Grand Cayman; and Bradesco Trade Services Limited, in Hong Kong;

5,924	Banco Postal branches;

14,562	Bradesco Expresso outlets;

3,648	Corporate site branches;

3,074	Outplaced terminals of Bradesco Dia&Noite (Day&Night) ATM Network;

216	Branches of Finasa Promotora de Vendas, a company present in 21,726 car dealers.

Pursuant to Rule 381 issued by the Brazilian Securities and Exchange Commission, in the quarter the Bradesco Organization neither contracted nor had services rendered by PricewaterhouseCoopers Auditores Independentes other than those related to the independent audit at levels exceeding 5% of total costs thereof. The policy adopted complies with the principles preserving the auditor’s independence, pursuant to the internationally accepted criteria, such as: the auditor shall neither audit his own work, nor perform management duties with his client or promote his interests.

Regarding the Human Resources Department, Bradesco maintains its in-depth training program, concerned with the qualification and professional development of its staff, with increasingly positive results in terms of service quality and efficiency of services rendered. During the period from January to September, 1,619 courses with 1,081,899 participants were conducted. The assistance benefits, which aim at ensuring well-being, the improvement of quality of life and safety of the employees and their dependents, comprised 182,008 lives by the end of the quarter.

In the social area, contributing to the improvement of Brazilian education, the Organization has been developing a large social and educational program through Fundação Bradesco for more than 51 years, maintaining 40 schools primarily in socially, economically poor regions in all Brazilian states and in the Federal District. For this year, with a planned budget of R$220.069 million, it will assist over 411 thousand people in its many segments, such as free, quality education for 110 thousand students in their own schools, in Basic Education – from Kindergarten to High School – Adult and Youth Education Courses, and Initial and Continuing Education for Workers. It will also assist 301 thousand people in other on-site and distance learning courses through the Virtual School, its e-learning portal, and CIDs. In addition, about 50 thousand basic education students are also provided with free food, medical and dental assistance, uniforms and school supplies.

The Bradesco Organization has been developing Finasa Sports Program for 20 years, which has qualification centers with volleyball and basketball training centers at Fundação Bradesco in Osasco, SP, and in local schools and sports centers in the city. It currently assists more than 2 thousand girls between 9 and 18 years of age. For the end of this year, the construction of the new and modern Sports Development Center is expected to be concluded, also in the city of Osasco, state of São Paulo.

Bradesco’s growth strategy, always grounded on the pursuit of efficiency and quality of its products and services, reaffirms its ability to exceed expectations, enabling us to achieve the results recorded in the period. For the positive results obtained, we thank the support and confidence of our shareholders and clients, as well as the work of our employees and other collaborators.

Cidade de Deus, October 24, 2008

Board of Directors and
Board of Executive Officers

(*) Does not take into account the mark-to-market effect of available-for-sale securities recorded in shareholders’ equity.

Consolidated Balance Sheet – in thousands of R$

Assets	2008		2007

	September	June	September

Current assets	319,213,713	311,422,471	248,684,558
Funds available (Note 6)	7,259,572	5,134,195	4,100,286
Interbank investments (Notes 3b and 7)	56,603,539	73,020,232	39,169,085
Investments in federal funds purchased and securities sold under agreements to repurchase	52,699,764	67,421,911	33,682,460
Interbank deposits	3,917,213	5,613,708	5,486,962
Allowance for losses	(13,438)	(15,387)	(337)
Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	114,072,593	102,326,284	94,065,610
Own portfolio	89,235,798	82,905,367	75,061,017
Subject to repurchase agreements	6,356,991	7,117,375	6,387,867
Derivative financial instruments	1,156,971	1,178,321	2,122,255
Restricted deposits – Brazilian Central Bank	12,698,772	7,129,041	3,492,145
Subject to collateral provided	4,579,736	3,641,316	3,904,319
Securities purpose of unrestricted purchase and sale commitments	44,325	354,864	3,098,007
Interbank accounts	26,528,741	25,619,040	20,470,276
Unsettled payments and receipts	955,662	954,607	438,073
Restricted credits: (Note 9)
Restricted deposits – Brazilian Central Bank	25,540,902	24,580,053	19,989,155
– National Treasury – rural loan	578	578	578
– SFH	5,205	5,398	5,699
Correspondent banks	26,394	78,404	36,771
Interdepartmental accounts	95,551	90,980	89,708
Internal transfer of funds	95,551	90,980	89,708
Loan operations (Notes 3e, 10 and 32b)	74,329,918	70,825,659	59,834,389
Loan operations:
– Public Sector	80,670	64,871	74,476
– Private Sector	80,266,791	76,540,102	64,864,097
Allowance for loan losses (Notes 3e, 10f, 10g and 10h)	(6,017,543)	(5,779,314)	(5,104,184)
Leasing operations (Notes 2, 3e, 10 and 32b)	6,263,071	4,953,409	2,552,840
Leasing receivables:
– Public sector	62,418	58,915	47,956
– Private sector	10,998,929	8,659,037	4,663,085
Unearned income from leasing	(4,554,971)	(3,583,003)	(2,053,695)
Allowance for leasing losses (Notes 3e, 10f, 10g and 10h)	(243,305)	(181,540)	(104,506)
Other receivables	32,153,869	27,482,392	26,721,100
Receivables on sureties and guarantees honored (Note 10a-2)	27,881	20,961	1,879
Foreign exchange portfolio (Note 11a)	13,434,729	12,243,328	11,620,984
Receivables	431,575	307,764	197,995
Trading securities	1,579,371	860,821	572,486
Insurance premiums receivable	1,389,206	1,341,014	1,403,833
Sundry (Note 11b)	15,437,682	12,822,360	13,009,823
Allowance for other loan losses (Notes 3e, 10f, 10g and 10h)	(146,575)	(113,856)	(85,900)
Other assets (Note 12)	1,906,859	1,970,280	1,681,264
Other assets	525,646	563,390	384,172
Provision for depreciation	(197,284)	(212,269)	(177,329)
Prepaid expenses (3g and 12b)	1,578,497	1,619,159	1,474,421
Long-term receivables	98,571,556	87,825,711	65,423,906
Interbank investments (Notes 3b and 7)	747,148	671,952	686,766
Investments in federal funds purchased and securities sold under agreements to repurchase	–	–	162,150
Interest-earning deposits in other banks	747,148	671,952	524,616

Assets	2008		2007

	September	June	September

Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	18,299,868	16,629,979	14,032,383
Own portfolio	12,775,251	13,159,582	8,602,448
Subject to repurchase agreements	–	1,916,998	2,795,827
Derivative financial instruments	769,048	895,100	557,135
Restricted deposits – Brazilian Central Bank	3,713,875	184,565	1,175,092
Privatization currencies	98,803	100,682	87,841
Subject to collateral provided	942,891	373,052	814,040
Interbank accounts	457,016	453,367	407,606
Restricted credits: (Note 9)
– SFH	457,016	453,367	407,606
Loan operations (Notes 3e, 10 and 32b)	51,344,198	46,395,589	36,359,062
Loan operations:
– Public sector	712,454	661,985	716,764
– Private sector	53,029,168	48,062,536	37,650,808
Allowance for loan losses (Notes 3e, 10f, 10g and 10h)	(2,397,424)	(2,328,932)	(2,008,510)
Leasing operations (Notes 2, 3e, 10 and 32b)	12,412,131	9,616,332	3,547,754
Leasing receivables:
– Public sector	49,938	62,473	83,789
– Private sector	21,450,240	16,350,316	6,218,836
Unearned income from leasing	(8,759,768)	(6,553,160)	(2,640,482)
Allowance for leasing losses (Notes 3e, 10f, 10g and 10h)	(328,279)	(243,297)	(114,389)
Other receivables	13,726,867	12,468,208	9,475,385
Receivables	97	331	1,497
Trading securities	758,910	535,281	770,229
Sundry (Note 11b)	12,970,529	11,937,852	8,714,501
Allowance for loan losses (Notes 3e, 10f, 10g and 10h)	(2,669)	(5,256)	(10,842)
Other assets (Note 12)	1,584,328	1,590,284	914,950
Other assets	1,227	1,277	7,923
Provision for devaluations	(55)	(55)	(1,043)
Prepaid expenses (3g and 12b)	1,583,156	1,589,062	908,070
Permanent assets	4,920,445	4,022,504	3,539,039
Investments (Notes 3h, 13 and 32b)	822,907	784,213	604,764
Interest in affiliated companies:
– Local	576,862	559,348	443,887
Other investments	596,259	576,299	521,061
Allowance for losses	(350,214)	(351,434)	(360,184)
Premises and equipment (Notes 3i and 14)	2,506,700	2,424,982	2,195,817
Premises and equipment	1,045,964	1,095,637	1,018,183
Other premises and equipment	4,768,236	4,573,790	4,275,698
Accumulated depreciation	(3,307,500)	(3,244,445)	(3,098,064)
Leased assets (Note 14)	10,021	9,241	12,695
Leased assets	18,128	16,057	21,045
Accumulated depreciation	(8,107)	(6,816)	(8,350)
Deferred charges (Notes 3j and 15)	1,580,817	804,068	725,763
Organization and expansion expenses	2,098,660	1,965,808	1,760,250
Accumulated amortization	(1,204,312)	(1,161,740)	(1,034,487)
Goodwill in the acquisition of subsidiaries, net of amortization (Note 15a)	686,469	–	–
Total	422,705,714	403,270,686	317,647,503

The Notes are an integral part of the Financial Statements.

Liabilities	2008		2007

	September	June	September

Current	240,695,736	243,012,166	194,509,785
Deposits (Notes 3k and 16a)	85,464,171	81,221,329	64,519,425
Demand deposits	26,694,457	25,843,131	22,133,916
Savings deposits	35,680,823	34,149,450	30,231,187
Interbank deposits	333,818	483,638	197,100
Time deposits (Note 32b)	21,829,143	19,813,735	11,266,468
Other deposits	925,930	931,375	690,754
Federal funds purchased and securities sold under agreements to repurchase (Notes 3k and 16b)	55,530,776	71,530,724	48,432,303
Own portfolio	7,714,429	15,532,672	14,859,997
Third-party portfolio	45,691,232	52,764,502	25,867,831
Unrestricted portfolio	2,125,115	3,233,550	7,704,475
Issuance of securities (Notes 16c and 32b)	1,818,067	1,259,403	2,438,316
Exchange acceptances	241	28,381	472
Mortgage and real estate notes and letters of credit and others	1,540,591	1,005,414	874,160
Debentures (Note 16c-1)	76,389	26,972	123,067
Securities issued abroad	200,846	198,636	1,440,617
Interbank accounts	231,153	400,313	194,536
Correspondent banks	231,153	400,313	194,536
Interdepartmental accounts	2,307,374	2,057,534	1,570,175
Third-party funds in transit	2,307,374	2,057,534	1,570,175
Borrowing (Notes 17a and 32b)	13,309,754	7,839,365	7,076,467
Local borrowing – official institutions	68	97	189
Local borrowing – other institutions	427	410	358
Borrowing abroad	13,309,259	7,838,858	7,075,920
Local onlending – official institutions (Notes 17b and 32b)	6,446,913	6,213,643	5,508,897
National treasury	86,679	29,782	37,273
BNDES	2,681,757	2,757,579	2,754,217
CEF	15,913	15,749	13,708
Finame	3,662,551	3,410,515	2,703,187
Other institutions	13	18	512
Foreign onlending (Notes 17b and 32b)	1,426,605	1,189,880	4,416
Foreign onlending	1,426,605	1,189,880	4,416
Derivative financial instruments (Notes 3d and 32)	2,100,000	1,246,513	2,053,551
Derivative financial instruments	2,100,000	1,246,513	2,053,551
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3l and 21)	45,323,425	44,769,886	39,517,398
Other liabilities	26,737,498	25,283,576	23,194,301
Collection of taxes and other contributions	2,295,134	2,287,737	1,719,902
Foreign exchange portfolio (Note 11a)	5,978,007	5,545,971	6,090,732
Social and statutory	1,601,248	1,390,186	1,626,967
Fiscal and social security (Note 20a)	2,460,717	3,062,375	2,352,283
Securities trading	1,217,368	780,780	457,195
Financial and development funds	6,177	4,517	6,235
Subordinated debts (Notes 19 and 32b)	399,703	648,656	398,186
Sundry (Note 20b)	12,779,144	11,563,354	10,542,801

Liabilities	2008		2007

	September	June	September

Long-term liabilities	146,988,060	126,177,976	93,574,202
Deposits (Notes 3k and 16a)	53,705,548	41,531,007	22,216,644
Interbank deposits	6,190	1,637	–
Time deposits (Note 32b)	53,699,358	41,529,370	22,216,644
Federal funds purchased and securities sold under agreements to repurchase (Notes 3k and 16b)	31,933,006	26,747,410	20,188,606
Own portfolio	31,913,507	26,747,410	20,188,606
Unrestricted portfolio	19,499	–	–
Funds from issuance of securities (Notes 16c and 32b)	4,733,190	4,209,319	4,159,093
Exchange acceptances	–	185	199
Mortgage and real estate notes and letters of credit and others	45,096	21,364	5,301
Debentures (Note 16c-1)	1,455,357	1,455,352	2,552,100
Securities issued abroad	3,232,737	2,732,418	1,601,493
Borrowing (Notes 17a and 32b)	693,777	435,696	228,835
Local borrowing – official institutions	131	186	345
Borrowing abroad	693,646	435,510	228,490
Local onlending – official Institutions (Notes 17b and 32b)	10,102,689	9,057,746	7,916,709
National treasury	–	–	560
BNDES	3,917,904	3,380,008	3,373,576
CEF	85,171	87,254	81,542
Finame	6,098,847	5,589,716	4,460,109
Other institutions	767	768	922
Derivative financial instruments (Notes 3d and 32)	225,983	351,210	278,014
Derivative financial instruments	225,983	351,210	278,014
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3l and 21)	17,564,786	17,297,853	15,801,476
Other liabilities	28,029,081	26,547,735	22,784,825
Fiscal and social security (Note 20a)	8,383,246	8,145,837	8,050,721
Subordinated debts (Notes 19 and 32b)	17,144,340	16,060,078	13,042,747
Sundry (Note 20b)	2,501,495	2,341,820	1,691,357
Deferred income	227,078	207,444	173,252
Deferred income	227,078	207,444	173,252
Minority interest in subsidiaries (Note 22)	627,014	162,182	176,652
Shareholders' equity (Note 23)	34,167,826	33,710,918	29,213,612
Capital:
– Domiciled in Brazil	21,779,532	21,731,113	17,741,243
– Domiciled abroad	1,220,468	1,268,887	1,258,757
Capital reserves	62,614	63,171	55,624
Profit reserves	10,974,986	9,677,868	8,453,706
Adjustment to market value – securities and derivatives	133,976	972,987	1,804,785
Treasury shares (Notes 23e and 32b)	(3,750)	(3,108)	(100,503)
Shareholders' equity managed by parent company	34,794,840	33,873,100	29,390,264
Total	422,705,714	403,270,686	317,647,503

The Notes are an integral part of the Financial Statements.

	2008			2007

	3rd Quarter	2nd Quarter	September	September

Revenues from financial intermediation	14,898,616	13,209,767	39,847,719	31,501,872
Loan operations (Note 10j)	8,003,935	6,422,633	20,997,688	16,299,150
Leasing operations (Note 10j)	691,068	517,740	1,581,344	632,871
Operations with securities (Note 8f)	4,701,956	2,239,185	8,761,478	6,053,328
Financial income from insurance, private pension plans and certificated savings plans (Note 8f)	865,743	2,467,555	5,009,643	5,575,397
Derivative financial instruments (Note 8f)	(1,087,412)	1,203,128	689,994	1,591,597
Foreign exchange operations (Note 11a)	1,244,094	(14,203)	1,625,772	414,457
Compulsory deposits (Note 9b)	479,232	373,729	1,181,800	935,072
Expenses from financial intermediation	11,570,439	8,009,784	26,890,929	18,069,967
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	6,559,832	4,717,570	15,095,457	10,202,360
Price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans (Note 16e)	345,659	1,711,644	3,081,537	3,328,675
Borrowing and onlending (Note 17c)	2,839,757	(254,877)	3,385,265	589,941
Leasing operations (Note 10j)	1,291	1,105	3,591	7,061
Allowance for loan losses (Notes 3e, 10g and 10h)	1,823,900	1,834,342	5,325,079	3,941,930

Gross income from financial intermediation	3,328,177	5,199,983	12,956,790	13,431,905

Other operating income/expenses	(1,773,575)	(2,036,979)	(5,740,645)	(6,263,563)
Fee and commission income (Note 24)	2,819,169	2,774,673	8,397,371	7,909,730
Other fee and commission income	2,549,967	2,561,844	7,714,911	7,374,778
Bank fees revenues	269,202	212,829	682,460	534,952
Insurance, private pension plans and certificated savings plans retained premiums (Notes 3l and 21d)	5,737,083	5,666,383	16,688,582	14,804,493
Net premiums written	5,821,416	5,756,330	16,944,706	15,304,075
Reinsurance premiums	(84,333)	(89,947)	(256,124)	(499,582)
Variation of technical provisions from insurance, private pension plans and certificated savings plans (Note 3l)	(2,624,258)	(2,642,347)	(7,799,847)	(8,025,441)
Retained claims (Note 3l)	(1,822,420)	(1,782,118)	(5,244,110)	(4,419,500)
Certificated savings plans drawings and redemptions (Note 3l)	(382,466)	(354,756)	(1,055,482)	(999,278)
Insurance, private pension plans and certificated savings plans selling expenses (Note 3l)	(279,158)	(318,998)	(877,441)	(795,169)
Personnel expenses (Note 25)	(1,824,801)	(1,715,129)	(5,276,483)	(4,749,366)
Other administrative expenses (Note 26)	(2,110,603)	(1,968,592)	(5,894,189)	(4,938,736)
Tax expenses (Note 27)	(407,569)	(624,739)	(1,643,631)	(1,855,909)
Equity in the earnings of affiliated companies (Note 13c)	22,601	33,656	88,426	32,497
Other operating income (Note 28)	543,998	323,851	1,197,631	1,062,751
Other operating expenses (Note 29)	(1,445,151)	(1,428,863)	(4,268,442)	(3,476,888)
Full goodwill amortization (Note 15a)	–	–	(53,030)	(812,747)
Operating income	1,554,602	3,163,004	7,216,145	7,168,342
Non-operating income (Note 30)	7,857	(20,604)	389,486	676,892
Income before tax on income and interest	1,562,459	3,142,400	7,605,631	7,845,234
Income tax and social contribution (Notes 34a e 34b)	357,789	(1,136,254)	(1,573,161)	(2,020,864)
Minority interest in subsidiaries	(10,013)	(3,715)	(17,319)	(7,535)
Net income	1,910,235	2,002,431	6,015,151	5,816,835

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Shareholders’ Equity – in thousands of R$

Events	Restated paid-up capital	Capital reserves		Profit reserves		Adjustment to market value - securities and derivatives		Treasury shares	Retained earnings	Total

	Capital stock	Tax incentives from income tax	Other	Legal	Statutory	Own	Subsidiaries

Balances on 12.31.2006	14,200,000	2,103	52,902	1,287,592	7,499,514	12,762	1,631,899	(50,410)	–	24,636,362

Capital increase through merger of shares	789,559	–	–	–	–	–	–	–	–	789,559
Capital increase with reserves	4,010,441	–	–	(210,441)	(3,800,000)	–	–	–	–	–
Restatement of exchange membership certificates	–	–	619	–	–	–	–	–	–	619
Acquisition of treasury shares	–	–	–	–	–	–	–	(50,093)	–	(50,093)
Adjustment to market value – available-for-sale securities	–	–	–	–	–	(45,719)	205,843	–	–	160,124
Net income	–	–	–	–	–	–	–	–	5,816,835	5,816,835
Allocations: – Reserves	–	–	–	290,842	3,386,199	–	–	–	(3,677,041)	–
– Paid and provisioned interest on shareholders’ capital	–	–	–	–	–	–	–	–	(1,590,594)	(1,590,594)
– Provisioned dividends	–	–	–	–	–	–	–	–	(549,200)	(549,200)

Balances on 9.30.2007	19,000,000	2,103	53,521	1,367,993	7,085,713	(32,957)	1,837,742	(100,503)	–	29,213,612

Balances on 6.30.2008	23,000,000	2,103	61,068	1,682,883	7,994,985	(56,564)	1,029,551	(3,108)	–	33,710,918

Restatement of exchange membership certificates	–	–	27	–	–	–	–	–	–	27
Acquisition of treasury shares	–	–	–	–	–	–	–	(642)	–	(642)
Share fraction	–	–	(584)	–	–	–	–	–	–	(584)
Adjustment to market value – available-for-sale securities	–	–	–	–	–	(68,465)	(770,546)	–	–	(839,011)
Net income	–	–	–	–	–	–	–	–	1,910,235	1,910,235
Allocations: – Reserves	–	–	–	95,512	1,201,606	–	–	–	(1,297,118)	–
– Provisioned interest on shareholders’ capital	–	–	–	–	–	–	–	–	(496,592)	(496,592)
– Paid and/or provisioned dividends	–	–	–	–	–	–	–	–	(116,525)	(116,525)

Balances on 9.30.2008	23,000,000	2,103	60,511	1,778,395	9,196,591	(125,029)	259,005	(3,750)	–	34,167,826

Balances on 12.31.2007	19,000,000	2,103	53,521	1,477,637	8,485,956	(47,424)	1,517,400	(131,849)	–	30,357,344

Capital increase with reserves	2,800,000	–	–	–	(2,800,000)	–	–	–	–	–
Capital increase	1,200,000	–	–	–	–	–	–	–	–	1,200,000
Restatement of exchange membership certificates	–	–	116	–	–	–	–	–	–	116
Acquisition of treasury shares	–	–	–	–	–	–	–	(3,750)	–	(3,750)
Goodwill from share subscription	–	–	6,874	–	–	–	–	–	–	6,874
Cancellation of treasury shares	–	–	–	–	(131,849)	–	–	131,849	–	–
Adjustment to market value – available-for-sale securities	–	–	–	–	–	(77,605)	(1,258,395)	–	–	(1,336,000)
Net income	–	–	–	–	–	–	–	–	6,015,151	6,015,151
Allocations: – Reserves	–	–	–	300,758	3,642,484	–	–	–	(3,943,242)	–
– Provisioned interest on shareholders’ capital	–	–	–	–	–	–	–	–	(1,452,201)	(1,452,201)
– Paid and/or provisioned dividends	–	–	–	–	–	–	–	–	(619,708)	(619,708)

Balances on 9.30.2008	23,000,000	2,103	60,511	1,778,395	9,196,591	(125,029)	259,005	(3,750)	–	34,167,826

The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Financial Position – in thousands of R$

		2008			2007

		3rd Quarter	2nd Quarter	September	September

Financial resources were provided by:		49,710,833	53,435,267	90,693,120	60,750,452
Net income		1,910,235	2,002,431	6,015,151	5,816,835
Adjustments to net income		2,021,877	2,044,885	5,939,376	5,176,372
Allowance for loan losses		1,823,900	1,834,342	5,325,079	3,941,930
Depreciation and amortization		148,881	173,805	460,407	401,280
Goodwill amortization		8,193	–	61,223	812,747
Provision (reversal) for losses in interbank investments and investments		(3,169)	15,797	2,270	1,514
Equity in earnings (losses) of unconsolidated companies		(22,601)	(33,656)	(88,426)	(32,497)
Other		66,673	54,597	178,823	51,398
Change in deferred income		19,634	17,626	37,931	(7,208)
Change in minority interest		464,832	3,504	471,602	119,212
Adjustment to market value – available-for-sale securities		(839,011)	(479,757)	(1,336,000)	160,124
Resources from shareholders		–	–	1,206,874	789,559
Capital increase through subscription		–	–	1,200,000	–
Capital increase through share merger		–	–	–	789,559
Premium from share subscription		–	–	6,874	–
Assets managed provided by:
– Increase in liabilities sub-items		29,477,166	48,726,459	77,415,154	48,066,189
Deposits		16,417,383	16,041,664	40,846,273	2,830,856
Federal funds purchased and securities sold under agreements to repurchase		–	28,737,999	13,830,133	20,945,476
Funds from issuance of securities		1,082,535	–	54,475	961,130
Interbank accounts		–	87,768	214,521	188,722
Interdepartmental accounts		249,840	210,483	–	–
Borrowing and onlending		7,243,408	723,808	8,570,191	3,316,279
Derivative financial instruments		728,260	–	1,374,250	1,812,561
Technical provisions for insurance, private pension plans and certificated savings plans		820,472	2,345,328	4,361,946	6,189,660
Other liabilities		2,935,268	579,409	8,163,365	11,821,505
– Decrease in asset sub-items		16,388,774	1,039,772	359,629	96,630
Interbank investments		16,343,446	–	–	–
Interdepartmental accounts		–	54,818	333,811	96,630
Other receivables		–	857,858	–	–
Other assets		45,328	127,096	25,818	–
– Sale (write-off) of assets and investments		264,171	79,515	533,423	521,863
Foreclosed assets		159,677	38,379	330,788	127,038
Premises and equipment and leased assets		62,880	19,678	103,531	222,474
Investments		40,082	18,866	93,939	169,873
Sale (write-off) of deferred assets		1,532	2,592	5,165	2,478
– Interest on shareholders' capital and dividends received and/or provisioned from affiliated companies		3,155	832	49,980	10,876
Financial resources were used for:		47,585,456	54,003,325	88,920,154	61,412,138
Interest on shareholders' capital and dividends paid and/or provisioned		613,117	718,592	2,071,909	2,139,794
Acquisition of shares issued by the company		642	2,954	3,750	50,093
Capital expenditures in		510,422	410,817	1,576,109	1,629,441
Foreclosed assets		182,065	162,383	588,025	168,580
Premises and equipment and leased assets		270,109	215,572	661,931	590,391
Investments		58,248	32,862	326,153	870,470
Deferred assets		831,279	69,067	989,046	219,795
Increase in assets sub-items		34,646,484	51,005,850	84,065,481	56,717,479
Interbank investments		–	25,027,392	19,731,851	13,866,010
Securities and derivative financial instruments		13,416,198	13,785,962	17,917,186	10,847,993
Interbank accounts		913,350	1,603,192	2,949,243	1,753,076
Interdepartmental accounts		4,571	–	–	–
Loan operations		8,759,589	5,379,564	18,323,508	17,141,447
Leasing operations		4,252,208	3,838,935	11,039,023	2,408,092
Other receivables		5,912,076	–	9,976,976	6,736,604
Write-off of allowance for loan losses		1,340,300	1,285,723	4,015,100	3,231,038
Insurance premiums receivable		48,192	85,082	112,594	146,535
Other assets		–	–	–	586,684
Decrease in liabilities sub-items		10,983,512	1,796,045	213,859	655,536
Federal funds purchased and securities sold under agreements to repurchase		10,814,352	–	–	–
Funds from issuance of securities		–	1,769,801	–	–
Interbank accounts		169,160	–	–	–
Interdepartmental accounts		–	–	213,859	655,536
Derivative financial instruments		–	26,244	–	–
Increase/(decrease) in funds available		2,125,377	(568,058)	1,772,966	(661,686)

Changes in	At the beginning of the period	5,134,195	5,702,253	5,486,606	4,761,972
net funds	At the end of the period	7,259,572	5,134,195	7,259,572	4,100,286
available	Increase/(Decrease) in funds available	2,125,377	(568,058)	1,772,966	(661,686)

The Notes are an integral part of the Financial Statements

Consolidated Cash Flow – in thousands of R$

		2008			2007

		3rd Quarter	2nd Quarter	September	September

Operating activities:

Net income		1,910,235	2,002,431	6,015,151	5,816,835

Adjustments to reconcile net income to net cash from (used in) operating activities		2,021,877	2,044,885	5,939,376	5,176,372
Provision for loan losses		1,823,900	1,834,342	5,325,079	3,941,930
Provision (reversal) for losses on interbank investments and investments		(3,169)	15,797	2,270	1,514
Depreciation and amortization		148,881	173,805	460,407	401,280
Goodwill amortization		8,193	–	61,223	812,747
Equity in the earnings of unconsolidated companies		(22,601)	(33,656)	(88,426)	(32,497)
Other		66,673	54,597	178,823	51,398

Adjusted net income		3,932,112	4,047,316	11,954,527	10,993,207

Change in assets and liabilities		(14,386,867)	(46,009,695)	(70,794,962)	(37,278,048)
Decrease (increase) in interbank investments		16,343,446	(25,027,392)	(19,731,851)	(13,866,010)
Decrease (increase) in securities and derivative financial instruments		(12,687,938)	(13,812,206)	(16,542,936)	(9,035,432)
Decrease (increase) in interbank accounts		(121,661)	(151,805)	(732,407)	(239,905)
Decrease (increase) in interdepartmental accounts		245,269	265,301	119,952	(558,906)
Decrease (increase) in loan operations		(8,759,589)	(5,379,564)	(18,323,508)	(17,141,447)
Decrease (increase) in leasing operations		(4,252,208)	(3,838,935)	(11,039,023)	(2,408,092)
Decrease (increase) in insurance premiums receivable		(48,192)	(85,082)	(112,594)	(146,535)
Decrease (increase) in other receivables		(5,912,076)	857,858	(9,976,976)	(6,736,604)
Decrease (increase) in other assets		45,328	127,096	25,818	(586,684)
Write-off of provision for loan losses		(1,340,300)	(1,285,723)	(4,015,100)	(3,231,038)
Increase (decrease) in technical provisions for insurance, private pension plans and certificated savings plans		820,472	2,345,328	4,361,946	6,189,660
Increase (decrease) in other liabilities		2,099,959	437,560	6,469,786	10,330,029
Increase (decrease) in deferred income		19,634	17,626	37,931	(7,208)
Adjustment to market value – available-for-sale securities		(839,011)	(479,757)	(1,336,000)	160,124

Net cash used in operating activities		(10,454,755)	(41,962,379)	(58,840,435)	(26,284,841)

Investment activities:
Decrease (increase) in compulsory deposits – Brazilian Central Bank		(960,849)	(1,363,619)	(2,002,315)	(1,324,449)
Sale of foreclosed assets		159,677	38,379	330,788	127,038
Sale of investments		40,082	18,866	93,939	169,873
Sale of premises and equipment and leased assets		62,880	19,678	103,531	222,474
Decrease in deferred charges		1,532	2,592	5,165	2,478
Acquisition of foreclosed assets		(182,065)	(162,383)	(588,025)	(168,580)
Acquisition of investments		(58,248)	(32,862)	(326,153)	(870,470)
Acquisition of premises and equipment and leased assets		(270,109)	(215,572)	(661,931)	(590,391)
Deferred charges		(831,279)	(69,067)	(989,046)	(219,795)
Interest on shareholders' capital and dividends received and/or provisioned from affiliated companies		3,155	832	49,980	10,876
Net cash used in investing activities		(2,035,224)	(1,763,156)	(3,984,067)	(2,640,946)

Financing activities:
Increase (decrease) in deposits		16,417,383	16,041,664	40,846,273	2,830,856
Increase (decrease) in federal funds purchased and securities sold under agreements to repurchase		(10,814,352)	28,737,999	13,830,133	20,945,476
Increase (decrease) in funds from issuance of securities		1,082,535	(1,769,801)	54,475	961,130
Increase (decrease) in borrowing and onlending		7,243,408	723,808	8,570,191	3,316,279
Subordinated debt		835,309	141,849	1,693,579	1,491,476
Capital increase through subscription		–	–	1,200,000	–
Capital increase through merger of shares		–	–	–	789,559
Premium in share subscription		–	–	6,874	–
Interest on shareholders' capital and dividends paid and/or provisioned		(613,117)	(718,592)	(2,071,909)	(2,139,794)
Acquisition of shares issued by the Company		(642)	(2,954)	(3,750)	(50,093)
Variation in minority interest		464,832	3,504	471,602	119,212
Net cash provided by financing activities		14,615,356	43,157,477	64,597,468	28,264,101
Increase/(decrease) in funds available		2,125,377	(568,058)	1,772,966	(661,686)

Changes in	At the beginning of the period	5,134,195	5,702,253	5,486,606	4,761,972
net funds	At the end of the period	7,259,572	5,134,195	7,259,572	4,100,286
available	Increase/(decrease) in funds available	2,125,377	(568,058)	1,772,966	(661,686)

The Notes are an integral part of the Financial Statements

Consolidated Statement of Value Added – in thousands of R$

	2008						2007

	3rd Quarter		2nd Quarter		September		September

	R$	%	R$	%	R$	%	R$	%

Value added breakdown

Gross income from financial intermediation	3,328,177	87.9	5,199,983	94.9	12,956,790	89.3	13,431,905	93.0
Fee and commission income	2,819,169	74.5	2,774,673	50.7	8,397,371	57.9	7,909,730	54.8
Other operating income/expenses	(2,362,530)	(62.4)	(2,496,103)	(45.6)	(6,845,735)	(47.2)	(6,898,661)	(47.8)
Total	3,784,816	100.0	5,478,553	100.0	14,508,426	100.0	14,442,974	100.0

Value added distribution

Employees	1,583,056	41.8	1,490,261	27.2	4,595,551	31.7	4,148,107	28.7
Compensation	910,120	24.0	852,438	15.6	2,570,145	17.7	2,290,329	15.8
Benefits	341,538	9.0	322,072	5.9	1,014,832	7.0	991,873	6.9
FGTS	87,039	2.3	88,475	1.6	258,965	1.8	236,150	1.6
Other charges	244,359	6.5	227,276	4.1	751,609	5.2	629,755	4.4

Contribution to the government	291,525	7.7	1,985,861	36.3	3,897,724	26.8	4,478,032	31.0
Tax expenses	407,569	10.8	624,739	11.4	1,643,631	11.3	1,855,909	12.8
Income tax and social contribution	(357,789)	(9.5)	1,136,254	20.7	1,573,161	10.8	2,020,864	14.0
INSS	241,745	6.4	224,868	4.2	680,932	4.7	601,259	4.2

Paid and/or provisioned interest on shareholders' capital and dividends	613,117	16.2	718,592	13.1	2,071,909	14.3	2,139,794	14.8

Profit reinvestment	1,297,118	34.3	1,283,839	23.4	3,943,242	27.2	3,677,041	25.5

Total	3,784,816	100.0	5,478,553	100.0	14,508,426	100.0	14,442,974	100.0

The Notes are an integral part of the Financial Statements.

Notes to the Consolidated Financial Statements

We present below the Notes to the Consolidated Financial Statements of
Banco Bradesco S.A. subdivided as follows:

Notes to the Consolidated Financial Statements

1) Operations

Banco Bradesco S.A. (Bradesco) is a private-sector publicly-held company that, operating as a Multiple Service Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiaries particularly in leasing, investment banking, consortium management, credit cards, insurance, private pension plans and certificated savings plans. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

In this context, Bradesco carried out the following operations in 2008:

• On January 21, 2008, Grupo Bradesco de Seguros e Previdência, by means of Bradesco Seguros S.A., entered into a “Quota Assignment Agreement” with Marsh Corretora de Seguros Ltda., parent company of Mediservice –Administradora de Planos de Saúde Ltda. (Mediservice), in order to acquire the ownership control of the latter in the amount of R$84.9 million. The operation was authorized by ANS and it is subject to the approval of authorities of CADE; and

• On March 6, 2008, Banco Bradesco BBI S.A. entered into a “Private Instrument of Share Merger Commitment and Other Covenants” with shareholders of Ágora Corretora de Títulos e Valores Mobiliários S.A. (Ágora Corretora), in order to acquire the total capital of the latter. Ágora Corretora is the largest brokerage firm in Brazil relating to online purchase and sale of shares to individuals (home broker), with approximately 29 thousand active clients. The operation was approved by the applicable authorities in September 2008.

2) Presentation of The Financial Statements

The financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly-controlled investments, in Brazil and abroad, and SPEs. They were prepared based on accounting practices determined by the Brazilian Corporation Law for the accounting of operations, as well as the rules and instructions of the CMN, Bacen, CVM, CNSP, Susep and ANS, and consider the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account, less the residual amount received in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as the portions of the net income and the shareholders’ equity referring to the interest of minority shareholders highlighting. In the case of investments which are jointly controlled with other shareholders, asset, liability and income components were included in the consolidated financial statements in proportion to the percentage capital stock of each investee. Goodwill in financing acquisition in subsidiaries and jointly-controlled investments up to March 31, 2008, was full amortized (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income accounts with derivative financial instruments, in order to eliminate the effect of the protection instruments of these investments (Note 4b).

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the calculation of technical provisions from insurance, supplementary pension plans and certificated savings plans and the determination of the useful life of specific assets. Actual results could differ from these estimates and assumptions.

We highlight the main direct and indirect ownerships included in the Consolidated Financial Statements:

	Activity	Total Ownership

		2008		2007

		September	June	September
		30	30	30

Financial area – local
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Loan and Financing	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.88%	99.88%	99.88%
Banco Finasa BMC S.A. (1) (2)	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A. (4)	Investment Bank	92.22%	100.00%	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A. (12)	Banking	–	–	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A. (7)	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium Management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%

	Activity	Total Ownership

		2008		2007

		September	June	September
		30	30	30

Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM – Bradesco Asset Management S.A. DTVM	Asset Management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A. (16)	Brokerage	100.00%	–	–
Companhia Brasileira de Meios de Pagamento – Visanet (2) (5) (6) (8) (15)	Service Provision	39.26%	39.26%	39.67%

Financial area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch (13)	Banking	–	–	100.00%
Banco Bradesco S.A. Grand Cayman Branch (9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%	100.00%
Banco BMC S.A. Grand Cayman Branch (2)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, Uk (3)	Brokerage	100.00%	100.00%	–

Insurance, private pension plans and certificated savings plans area
Atlântica Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Áurea Seguros S.A. (10)	Insurance	–	–	18.41%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance /Health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private Pension Plans/Insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros (14)	Insurance	100.00%	100.00%	100.00%
Indiana Seguros S.A. (11)	Insurance	–	–	40.00%
Seguradora Brasileira de Crédito à Exportação S.A. (2) (17)	Insurance	–	–	12.09%

Other activities
Átria Participações Ltda.	Holding	100.00%	100.00%	100.00%
Andorra Holdings S.A.	Holding	54.01%	54.01%	54.01%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit Acquisition	100.00%	100.00%	100.00%
Cibrasec – Companhia Brasileira de Securitização (2) (5) (6)	Credit Acquisition	9.09%	9.09%	9.09%
CPM Holdings Limited (6)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information Technology	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Service Provision	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%

(1) Current name of Banco BMC S.A.;
(2) Companies whose audit (review) services in 2007 were carried out by other independent auditors;
(3) Company incorporated in February 2008;
(4) Reduction ownership interest due to the acquisition of Ágora Corretora upon the assignment of Banco Bradesco BBI S.A.’s shares to the former controlling shareholders of Ágora, in September 2008;
(5) Companies whose audit (review) services in 2008 are carried out by other independent auditors;
(6) Companies proportionally consolidated, in conformity with CMN Resolution 2,723 and CVM Instruction 247;
(7) Current name of Bankpar Banco Múltiplo S.A.;
(8) The special purpose entity called Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);
(9) The special purpose entity called International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);
(10) Company sold in March 2008;
(11) Company sold in December 2007;
(12) Company merged into Banco BMC S.A. in April 2008;
(13) Company merged into Banco Bradesco S.A. Nassau Branch in December 2007;
(14) Current name of Finasa Seguradora S.A.;
(15) Reduction in equity interest due to the non-interest in capital increase occurred in January 2008;
(16) Company acquired in September 2008; and
(17) Company sold in July 2008.

3) Significant Accounting Policies

a) Determination of income

Income and expenses are determined on the accrual basis of accounting that establishes that income and expenses should be included in the determination of the results of the period in which they take place, always simultaneously when they are correlated, regardless of receipt or payment. Transactions with prefixed rates are recorded at their redemption value and income and expenses for the future period are recorded as a discount to the corresponding assets and liabilities. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance, coinsurance and commission premiums, net of premiums assigned in coinsurance, reinsurance and corresponding commissions are appropriated to the income by effectiveness of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the IRB, respectively.

The supplementary pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from certificated savings plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded when the certificated savings plans contributions are effectively received. Payments for drawing redemptions are considered as expenses in the month when they take place.

The expenses for technical provisions for private pension plans and certificated savings plans are recorded at the same time as the corresponding revenues thereof are recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

c) Securities

Trading securities – securities acquired for the purpose of being actively and frequently traded, adjusted to market value as a counter-entry to income for the period;

Available-for-sale securities – securities which are not specifically intended for trading purposes or as held to maturity, adjusted to market value as a counter-entry to a specific account in shareholders' equity, at amounts net of tax effects; and

Held-to-maturity securities – securities with the intention and financial capacity to be held in portfolio up to maturity, recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

The securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated by its estimated fair value. The fair value generally is based on market prices quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on market operators’ quotations, pricing models, discounted cash flows or similar techniques to which the determination of fair value may require judgment or significant estimates by management.

d) Derivative financial instruments (assets and liabilities)

These are classified based on Management’s intended use thereof on the date of the contracting of the operation and whether it was carried out for hedging purposes or not.

e) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan assignment and allowance for loan losses

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan assignment are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682 is also taken into account for client risk rating purposes as follows:

Past-due period	Client rating

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of these operations past due up to 59th days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations rated at “H” level remain at this level for six months, subsequent to which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years, no longer being recorded in equity accounts.

Renegotiated operations are maintained, at least, with a classification equal to their prior rating. Renegotiated loan operations, already written-off against the allowance and which are recorded in memorandum accounts, are rated as “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant amortization of the operation or when new material facts justify the risk level change, the operation may be reclassified to a lower risk category.

The allowance for loan losses is calculated in an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, connected to assessments carried out by the Management, in the loan risks determination.

f) Income tax and social contribution (assets and liabilities)

Tax credits on income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other Receivables – Sundry” and the provision for deferred tax liabilities on depreciation excess and market value adjustments of securities is recorded in “Other Liabilities – Tax and Social Security Activities”.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on the current expectations for realization, taking into account the technical studies and analyses carried out by the Management.

The provision for income tax is recorded at the base rate of 15% of taxable income, plus a 10% surcharge. As of May 1, 2008, the social contribution on pre-tax income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies (up to April 30, 2008, this rate was 9% for all types of companies). The increase in the rate of social contribution payable by companies in the financial and insurance sectors was introduced by Provisional Measure 413 of January 3, 2008, (which became Law 11,727 on June 23, 2008) and is calculated pursuant to the rules issued by the tax authorities.

Tax credits resulting from the increase of the Social Contribution rate to 15% are recorded up to the limit of the corresponding tax liabilities (Note 34).

Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

g) Prepaid expenses

These record investments of resources in prepayments, whose rights of benefits or service provision will take place in future periods; therefore, they are recorded in assets considering the accrual method of accounting.

Prepayments correspond to the installment already paid for service rights to be received or for the future use of financial assets or resources from third parties.

This group is basically represented by: commission in the placement of financing, contracts in the rendering of banking services, insurance selling expenses, insurance expenses, costs on funding abroad and advertising expenses, as described in Note 12b.

Thus, based on the “accrual method of accounting” and the “confrontation between income and expense”, incurred costs related to underlying assets which will generate income in subsequent periods are recorded in prepaid expenses. These assets are appropriated to the income in accordance with terms and amounts of benefits which are expected and directly written-off in the income when underlying assets and rights are no longer part of the institution’s assets or the expected future benefits cannot be realized.

h) Investments

The investments in subsidiaries, jointly controlled companies and affiliated companies, when relevant, are evaluated by the equity accounting method. The financial statements of foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into Brazilian reais and their effects recognized in income for the period.

The exchange membership certificates of Bovespa, BM&F and Cetip were evaluated and adjusted at their unaudited book value, informed by the corresponding stock exchanges as counter-entry to the account highlighted in the shareholders’ equity up to the date of demutualization, and fiscal incentives and other investments are recorded at acquisition cost, net of the provision for losses, when applicable.

i) Fixed assets

This is stated at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets of which: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

j) Deferred assets

Deferred assets are recorded at acquisition or formation cost, net of the corresponding accumulated amortization at 20% per annum, calculated on the straight-line method.

Goodwill in the financing acquisition as of April 2008 is recorded and amortized, when applicable, according to its economic fundamentals.

k) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

l) Provisions relating to insurance, private pension plans and certificated savings plans activities

Technical provisions are calculated according to actuarial technical notes approved by Susep and ANS, and criteria set forth by CNSP Resolution 162/2006.

• Insurance of basic, life and health lines

– PPNG comprises retained premiums which are deferred during the term of effectiveness of the insurance agreements, determining the pro rata day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect). When this provision’s insufficiency is ascertained by means of actuarial calculation, the Provision of Premium Insufficiency will be formed;

– The provision of IBNR claims is calculated on an actuarial basis to quantify the amount of claims occurred and not reported by those policyholders/beneficiaries. The provision is established net of recoveries of co-insurance and re-insurance;

– The provision of unsettled claims is established based on the indemnities payment estimates, net of recoveries of co-insurance and re-insurance, pursuant to notices of claims received from those policyholders until the balance sheet date. The provision is monetarily restated and includes all the claims under litigation. In the case of health insurance, according to the technical note approved by ANS, the provision of unsettled claims complements the provisions of IBNR claims;

– PCP is recorded on a monthly basis to complement PPNG, considering the effective risks issued or not. The value of the PCP is the difference, if positive, between the average of the sum of the PPNG values daily verified and the recorded PPNG; and

– Other technical provisions refer to the provision to face the differences of future readjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a formulation included in the Actuarial Technical Note approved by ANS.

• Supplementary private pension plans and life insurance covering survival

– The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of retirement, disability, pension and savings funds plans. They are calculated according to the methodology and premises set forth in the Actuarial Technical Notes. The provisions linked to VGBL covering survival and to the private pension plans of PGBL category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in FIEs;

– The contribution insufficiency provision is constituted to complement the mathematical provisions of benefits granted and to be granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT-2000 (mitigated), increased by 1.5% (improvement), considering males apart from females, who have higher life expectancy, and the actual interest rate of 4.3% p.a.;

– The financial fluctuation provision is established up to the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations; and

– The administrative expenses provision is constituted to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the Actuarial Technical Note.

• Certificated savings plans

– The mathematical provision for redemptions is constituted for each active or suspended certificated savings plan during the term estimated in the General Conditions of the plan. It is calculated according to the methodology set forth in the Actuarial Technical Notes approved by Susep;

– The provisions for redemptions are established by the values of the expired certificated savings plans and also by the values of the certificated savings plans which have not expired but whose early redemption has been required by the clients. The provisions are monetarily restated based on the indexes estimated in each plan; and

– The provisions for unrealized and payable drawings are recorded to meet premiums arising from future drawings (unrealized) and also for premiums arising from drawings in which clients were already selected (payable).

m) Contingent assets and liabilities and legal liabilities – tax and social security

The recognition, measuring and disclosure of contingent assets and liabilities and legal liabilities are made according to the criteria defined in CMN Resolution 3,535/08 and CVM Resolution 489/05.

• Contingent Assets: are not recognized on an accounting basis, except when the Management has total control of the situation or when there are real guarantees or favorable judicial decisions, for which more resources are not provided for, characterizing the gain as practically certain and by the confirmed capacity of its receipt or compensation with other liability recovery. The contingent assets of probable success are only disclosed in the notes to the financial statements (Note 18a);

• Contingent Liabilities: are recorded taking into consideration the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of courts, whenever the loss is evaluated as probable, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved are measurable with enough safety. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the notes, when individually material, and those classified as remote do not require provision nor disclosure (Notes 18b and 18c); and

• Legal Liabilities – Tax and Social Security: they result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which, regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements (Note 18b).

n) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) Information for Comparison Purposes

As from September 2008, Bradesco started consolidating in its financial statements Ágora Corretora and its subsidiaries.

a) The main income from the balance sheet and statement of income on September 30, 2008 is presented below:

in thousands of R$

Ágora Corretora
and subsidiaries

Assets
Current and long-term assets	793,486
Funds available	1,239
Interbank investments	290,498
Securities and derivative financial instruments	152,960
Loan and leasing operations	70,496
Other receivables and assets	278,293
Permanent assets	35,810
– Investments	25,991
– Fixed assets	3,448
– Deferred assets	6,371
Total	829,296
Liabilities
Current and long-term liabilities	611,063
Demand, time and other deposits	49,900
Other liabilities	561,163
Shareholders’ equity	218,233
Total	829,296

in thousands of R$

Ágora Corretora
Statement of Income	and subsidiaries
from September
1 to 30, 2008

Income from financial intermediation	7,925
Expenses from financial intermediation	(63)
Gross income from financial intermediation	7,862
Other operating income/expenses	(1,654)
Operating income	6,208
Non-operating income	(47)
Income before tax on income and interest	6,161
Income tax and social contribution	(1,503)
Net income	4,658

b) Reclassifications

For a better comparison of the financial statements, reclassifications were carried out in the balances of the period ended on September 30, 2007, to comply with the accounting procedures/classifications adopted in 2008:

		in thousands of R$

Statement of Income	Previous	Reclassifications	Reclassified
	disclosure		balance

Income from financial intermediation	30,544,734	957,138	31,501,872
Loan operations (1)	15,245,751	1,053,399	16,299,150
Income from securities operations (1)	4,977,715	1,075,613	6,053,328
Income from derivative financial instruments (1)	2,763,471	(1,171,874)	1,591,597
Expenses with financial intermediation	17,112,829	957,138	18,069,967
Federal funds purchased and securities sold under agreements to repurchase operations (1)	8,774,993	1,427,367	10,202,360
Borrowing and onlending operations (1)	1,060,170	(470,229)	589,941
Gross income from financial intermediation	13,431,905	–	13,431,905
Other operating income/expenses	(6,263,563)	–	(6,263,563)
Insurance, private pension plans and certificated savings plans retained premiums (2)	11,594,827	3,209,666	14,804,493
– Reinsurance premiums (2)	(3,709,248)	3,209,666	(499,582)
Variation of technical provisions for insurance, private pension plans and certificated savings plans (2)	(3,082,271)	(4,943,170)	(8,025,441)
Expenses with private pension plans benefits and redemptions (2)	(1,733,504)	1,733,504	–
Net income	5,816,835	–	5,816,835

(1) The exchange variation of branches and subsidiaries’, operations abroad, which were distributed in the lines of the statement of income, according to the respective assets and liabilities which gave rise to these ones were reallocated to item “Income from Derivative Financial Instruments”, to eliminate the effect of these hedge instruments of investments abroad; and
(2) In accordance with the resolution of Susep Circular Letter 356/2007 and Susep/Decon/GAB Circular Letter 003/2008, we are reclassifying Expenses with Private Pension Plans Benefits and Redemptions and VGBL Redemptions to item “Variation of Technical Provision for Insurance, Private Pension Plans and Certificated Savings Plans”.

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in Cosif.

a) Balance sheet

	in thousands of R$

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Brazil	Abroad	Brazil	Abroad

Assets
Current and long-term assets	321,690,152	27,728,659	76,407,135	26,791	805,035	(8,872,503)	417,785,269
Funds available	5,882,549	2,396,180	135,064	10,360	8,646	(1,173,227)	7,259,572
Interbank investments	56,817,714	873,135	–	–	–	(340,162)	57,350,687
Securities and derivative financial instruments	54,089,272	7,815,901	70,919,468	13,066	283,140	(748,386)	132,372,461
Interbank and interdepartmental accounts	27,081,269	39	–	–	–	–	27,081,308
Loan and leasing operations	133,583,396	15,452,343	–	–	–	(4,686,421)	144,349,318
Other receivables and other assets	44,235,952	1,191,061	5,352,603	3,365	513,249	(1,924,307)	49,371,923
Permanent assets	23,849,890	43,490	1,205,534	38	204,405	(20,382,912)	4,920,445
Investments	20,167,483	35,320	913,480	–	89,536	(20,382,912)	822,907
Premises and equipment and leased assets	2,147,391	8,054	253,793	38	107,445	–	2,516,721
Deferred assets	1,535,016	116	38,261	–	7,424	–	1,580,817
Total on September 30, 2008	345,540,042	27,772,149	77,612,669	26,829	1,009,440	(29,255,415)	422,705,714
Total on June 30, 2008	330,037,124	21,477,762	76,510,041	26,073	896,198	(25,676,512)	403,270,686
Total on September 30, 2007	250,732,899	20,966,402	69,948,220	22,035	799,865	(24,821,918)	317,647,503

Liabilities
Current and long-term liabilities	310,528,601	16,679,638	68,802,162	8,788	537,110	(8,872,503)	387,683,796
Deposits	135,482,273	5,201,108	–	–	–	(1,513,662)	139,169,719
Federal funds purchased and securities sold under agreements
to repurchase	86,433,916	1,030,041	–	–	–	(175)	87,463,782
Funds from issuance of securities	4,080,354	3,429,679	–	–	–	(958,776)	6,551,257
Interbank and interdepartmental accounts	2,537,374	1,153	–	–	–	–	2,538,527
Borrowing and onlending	32,651,451	3,803,870	–	–	–	(4,475,583)	31,979,738
Derivative financial instruments	2,031,780	294,203	–	–	–	–	2,325,983
Technical provisions from insurance, private pension plans and
certificated savings plans	–	–	62,883,286	4,925	–	–	62,888,211
Other liabilities:
– Subordinated debts	14,791,060	2,752,983	–	–	–	–	17,544,043
– Other	32,520,393	166,601	5,918,876	3,863	537,110	(1,924,307)	37,222,536
Deferred income	221,052	–	6,026	–	–	–	227,078
Shareholders’ equity/minority interest in subsidiaries	622,563	11,092,511	8,804,481	18,041	472,330	(20,382,912)	627,014
Shareholders’ equity - parent company	34,167,826	–	–	–	–	–	34,167,826
Total on September 30, 2008	345,540,042	27,772,149	77,612,669	26,829	1,009,440	(29,255,415)	422,705,714
Total on June 30, 2008	330,037,124	21,477,762	76,510,041	26,073	896,198	(25,676,512)	403,270,686
Total on September 30, 2007	250,732,899	20,966,402	69,948,220	22,035	799,865	(24,821,918)	317,647,503

b) Statement of income

	in thousands of R$

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Brazil	Abroad	Brazil	Abroad

Revenues from financial intermediation	34,287,912	652,506	5,007,991	3,328	26,974	(130,992)	39,847,719
Expenses from financial intermediation	23,302,878	635,805	3,081,537	–	1,486	(130,777)	26,890,929
Gross income from financial intermediation	10,985,034	16,701	1,926,454	3,328	25,488	(215)	12,956,790
Other operating income/expenses	(6,964,132)	(43,347)	1,214,331	831	51,457	215	(5,740,645)
Operating income	4,020,902	(26,646)	3,140,785	4,159	76,945	–	7,216,145
Non-operating income	162,437	171,692	44,055	15	11,287	–	389,486
Income before tax on profit and interest	4,183,339	145,046	3,184,840	4,174	88,232	–	7,605,631
Income tax and social contribution	(453,425)	(53)	(1,088,434)	(2,257)	(28,992)	–	(1,573,161)
Minority interest in subsidiaries	(17,029)	–	(7)	–	(283)	–	(17,319)
Net income on September 30, 2008 YTD	3,712,885	144,993	2,096,399	1,917	58,957	–	6,015,151
Net income on September 30, 2007 YTD	3,725,486	207,502	1,768,081	4,442	111,324	–	5,816,835
Net income in 3Q08	1,351,228	(93,418)	630,750	(1,749)	23,424	–	1,910,235
Net income in 2Q08	1,134,061	131,657	721,732	1,677	13,304	–	2,002,431

(1) The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card and asset management companies;
(2) The balances of equity accounts, income and expenses are being eliminated among companies from the same segment;
(3) The “Insurance Group” segment comprises insurance, private pension plans and certificated savings plans companies; and
(4) Amounts eliminated among companies from different segments, as well as operations carried out in Brazil and abroad.

6) Funds Available

	in thousands of R$

	2008		2007

	September	June	September
	30	30	30

Local currency	4,893,885	4,898,659	3,816,185
Foreign currency	2,365,630	235,486	284,055
Investments in gold	57	50	46
Total	7,259,572	5,134,195	4,100,286

7) Interbank Investments

a) Breakdown and terms

	in thousands of R$

	2008						2007

	Up to 30	From 31 to	From 181	More than	September	June	September
	days	180 days	to 360 days	360 days	30	30	30

Investments in the open market:
Own portfolio position	1,545,003	3,411,378	–	–	4,956,381	12,037,323	4,406,386
• Financial treasury bills	180,331	–	–	–	180,331	351,473	177,273
• National treasury notes	347,108	3,167,187	–	–	3,514,295	5,662,420	1,001
• National treasury bills	860,281	213,818	–	–	1,074,099	5,961,368	4,065,600
• Other	157,283	30,373	–	–	187,656	62,062	162,512
Funded status	45,229,070	460,188	–	–	45,689,258	52,477,348	26,637,439
• Financial treasury bills	7,762,361	–	–	–	7,762,361	44,847,696	18,195,409
• National treasury notes	7,936,561	166,106	–	–	8,102,667	3,981,265	1,390,352
• National treasury bills	29,530,148	294,082	–	–	29,824,230	3,648,387	7,051,678
Short position	16,727	2,037,398	–	–	2,054,125	2,907,240	2,800,785
• National treasury bills	16,727	2,037,398	–	–	2,054,125	2,907,240	2,800,785
Subtotal	46,790,800	5,908,964	–	–	52,699,764	67,421,911	33,844,610
Interest-earning deposits in other banks:
• Interest-earning deposits in other banks	1,775,878	1,054,499	1,086,836	747,148	4,664,361	6,285,660	6,011,578
• Provisions for losses	(13,438)	–	–	–	(13,438)	(15,387)	(337)
Subtotal	1,762,440	1,054,499	1,086,836	747,148	4,650,923	6,270,273	6,011,241
Total on September 30, 2008	48,553,240	6,963,463	1,086,836	747,148	57,350,687
%	84.7	12.1	1.9	1.3	100.0
Total on June 30, 2008	62,233,507	6,727,895	4,058,830	671,952		73,692,184
%	84.5	9.1	5.5	0.9		100.0
Total on September 30, 2007	29,329,528	5,386,722	4,452,835	686,766			39,855,851
%	73.6	13.5	11.2	1.7			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Income from investments in purchase and sale commitments:
Own portfolio position	312,649	302,131	720,072	275,062
Funded status	1,476,790	1,084,881	3,388,182	2,125,477
Short position	188,654	154,533	391,009	1,043
Unrestricted securities	48	2,857	12,672	208,246
Subtotal	1,978,141	1,544,402	4,511,935	2,609,828
Income from interest-earning deposits in other banks	326,390	88,521	565,177	386,349
Total (Note 8f)	2,304,531	1,632,923	5,077,112	2,996,177

8) Securities and Derivative Financial Instruments

Find below the information related to securities and derivative financial instruments:

a) Summary of the consolidated classification of securities by business segment and issuer

	in thousands of R$

	2008								2007

	Financial	Insurance/ certificated savings plans	Private pension plans	Other activities	September 30%		June 30%		September 30%

Trading securities	44,730,606	3,026,837	27,944,509	281,201	75,983,153	65.2	68,678,282	65.4	63,709,295	66.4
– Government securities	29,802,782	1,703,713	191,327	199,752	31,897,574	27.3	27,854,657	26.5	24,384,804	25.4
– Corporate bonds	13,001,805	1,323,124	262,919	81,449	14,669,297	12.6	10,119,821	9.6	9,969,260	10.4
– Derivative financial instruments (1)	1,926,019	–	–	–	1,926,019	1.7	2,073,421	2.0	2,679,390	2.8
– PGBL / VGBL restricted bonds	–	–	27,490,263	–	27,490,263	23.6	28,630,383	27.3	26,675,841	27.8
Available-for-sale securities	12,401,469	2,160,357	2,166,817	1,723	16,730,366	14.3	12,981,010	12.4	20,285,428	21.1
– Government securities	8,020,491	74,668	171,561	–	8,266,720	7.1	5,635,399	5.4	15,468,301	16.1
– Corporate bonds	4,380,978	2,085,689	1,995,256	1,723	8,463,646	7.2	7,345,611	7.0	4,817,127	5.0
Held-to-maturity securities	939,862	6,196,126	16,832,361	–	23,968,349	20.5	23,375,271	22.2	11,996,614	12.5
– Government securities	939,862	6,108,858	16,200,477	–	23,249,197	19.9	22,874,370	21.7	11,526,874	12.0
– Corporate bonds	–	87,268	631,884	–	719,152	0.6	500,901	0.5	469,740	0.5
Subtotal	58,071,937	11,383,320	46,943,687	282,924	116,681,868	100.0	105,034,563	100.0	95,991,337	100.0
Purchase and sale commitments (2)	3,085,069	2,982,261	9,623,263	–	15,690,593		13,921,700		12,106,656
Overall total	61,157,006	14,365,581	56,566,950	282,924	132,372,461		118,956,263		108,097,993

– Government securities	38,763,135	7,887,239	16,563,365	199,752	63,413,491	54.3	56,364,426	53.6	51,379,979	53.5
– Corporate bonds	19,308,802	3,496,081	2,890,059	83,172	25,778,114	22.1	20,039,754	19.1	17,935,517	18.7
– PGBL / VGBL restricted bonds	–	–	27,490,263	–	27,490,263	23.6	28,630,383	27.3	26,675,841	27.8
Subtotal	58,071,937	11,383,320	46,943,687	282,924	116,681,868	100.0	105,034,563	100.0	95,991,337	100.0
Purchase and sale commitments (2)	3,085,069	2,982,261	9,623,263	–	15,690,593		13,921,700		12,106,656
Overall total	61,157,006	14,365,581	56,566,950	282,924	132,372,461		118,956,263		108,097,993

b) Consolidated portfolio breakdown by issuer

Securities (3)	in thousands of R$

	2008									2007

	September 30							June 30		September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (8)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market

Government securities	2,516,016	6,273,508	5,891,176	48,732,791	63,413,491	63,380,108	33,383	56,364,426	59,523	51,379,979	1,727,983
Financial treasury bills	16,565	967,968	391,145	4,747,630	6,123,308	6,130,877	(7,569)	5,048,428	(83)	5,360,094	(1,017)
National treasury bills	2,415,567	1,394,052	4,246,026	5,143,647	13,199,292	13,208,721	(9,429)	13,714,235	(65,151)	14,472,417	4,804
National treasury notes	15,063	–	1,248,812	34,885,182	36,149,057	36,414,328	(265,271)	31,451,719	(210,876)	28,265,135	1,305,767
Brazilian foreign debt notes	–	–	2,038	2,885,380	2,887,418	2,619,135	268,283	2,540,236	326,960	3,107,189	399,106
Privatization currencies	–	–	–	80,329	80,329	63,293	17,036	79,890	17,544	87,841	19,258
Foreign government securities	66,821	3,911,488	3,155	990,494	4,971,958	4,941,610	30,348	3,527,788	(8,850)	85,175	79
Other	2,000	–	–	129	2,129	2,144	(15)	2,130	(21)	2,128	(14)
Corporate bonds	6,824,279	845,822	3,255,799	14,852,214	25,778,114	25,532,178	245,936	20,039,754	1,500,745	17,935,517	1,249,046
Bank deposit certificates	165,805	146,199	334,738	1,417,435	2,064,177	2,064,177	–	2,085,167	–	2,580,905	–
Shares	4,056,205	–	–	–	4,056,205	3,977,522	78,683	4,669,098	1,172,102	3,318,417	963,644
Debentures	120,544	35,909	407,535	6,424,290	6,988,278	6,945,064	43,214	5,094,616	81,602	5,643,510	24,177
Foreign corporate bonds	15,779	89,860	103,318	4,617,409	4,826,366	4,940,077	(113,711)	1,995,950	3,629	1,656,544	51,908
Derivative financial instruments (1)	451,610	536,984	168,377	769,048	1,926,019	1,615,871	310,148	2,073,421	241,882	2,679,390	179,557
Other	2,014,336	36,870	2,241,831	1,624,032	5,917,069	5,989,467	(72,398)	4,121,502	1,530	2,056,751	29,760
PGBL / VGBL restricted bonds	2,336,981	3,933,158	3,642,667	17,577,457	27,490,263	27,490,263	–	28,630,383	–	26,675,841	–
Subtotal	11,677,276	11,052,488	12,789,642	81,162,462	116,681,868	116,402,549	279,319	105,034,563	1,560,268	95,991,337	2,977,029
Purchase and sale commitments (2)	9,763,988	2,933,378	2,554,372	438,855	15,690,593	15,690,593	–	13,921,700	–	12,106,656	–
Overall total	21,441,264	13,985,866	15,344,014	81,601,317	132,372,461	132,093,142	279,319	118,956,263	1,560,268	108,097,993	2,977,029

c) Consolidated classification by category, days to maturity and business segment

I) Trading securities

Securities (3)	in thousands of R$

	2008									2007

	September 30							June 30		September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (8)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market

– Financial	3,995,693	6,700,959	7,054,087	26,979,867	44,730,606	44,530,725	199,881	35,317,830	97,750	31,552,297	240,115
National treasury bills	2,373,384	1,281,179	3,995,321	5,093,650	12,743,534	12,752,963	(9,429)	13,101,644	(65,151)	13,363,813	4,621
Financial treasury bills	4,051	818,535	315,427	3,174,703	4,312,716	4,321,065	(8,349)	2,817,287	(1,003)	3,262,613	(3,158)
Bank deposit certificates	30,212	119,461	77,171	1,286,448	1,513,292	1,513,292	–	1,326,097	–	1,334,073	–
Derivative financial instruments (1)	451,610	536,984	168,377	769,048	1,926,019	1,615,871	310,148	2,073,421	241,882	2,679,390	179,557
Debentures	94,813	940	397,166	4,331,539	4,824,458	4,783,811	40,647	3,414,469	74,295	4,846,036	48,510
Brazilian foreign debt securities	–	–	–	34,514	34,514	33,200	1,314	34,092	2,373	36,644	4,295
National treasury notes	8,055	–	36,899	7,695,106	7,740,060	7,905,123	(165,063)	5,830,595	(145,500)	4,373,843	(2,715)
Foreign corporate securities	14,110	32,369	12,846	3,157,725	3,217,050	3,216,793	257	688,483	(296)	521,171	9,325
Foreign government securities	66,821	3,911,488	3,155	990,494	4,971,958	4,941,610	30,348	3,527,788	(8,850)	85,175	79
Shares	82,694	–	–	–	82,694	82,761	(67)	91,208	–	47,633	–
Other	869,943	3	2,047,725	446,640	3,364,311	3,364,236	75	2,412,746	–	1,001,906	(399)
Insurance companies and certificated savings plans	860,019	160,015	606,692	1,400,111	3,026,837	3,026,837	–	4,284,701	–	4,623,282	2
Financial treasury bills	–	40,403	7,924	1,056,613	1,104,940	1,104,940	–	1,524,232	–	1,593,738	2
National treasury bills	1	96,124	179,034	48,253	323,412	323,412	–	570,108	–	968,959	–
Bank deposit certificate	–	23,488	252,058	68,060	343,606	343,606	–	588,180	–	945,406	–
National treasury notes	1	–	167,676	107,684	275,361	275,361	–	287,020	–	349,772	–
Shares	24,588	–	–	–	24,588	24,588	–	171,883	–	124,272	–
Debentures	2	–	–	90,336	90,338	90,338	–	210,346	–	136,369	–
Other	835,427	–	–	29,165	864,592	864,592	–	932,932	–	504,766	–

Securities (3)	in thousands of R$

	2008									2007

	September 30							June 30		September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (8)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market

– Private pension plans	2,593,570	3,941,728	3,643,040	17,766,171	27,944,509	27,944,509	–	28,853,358	–	27,152,018	2,391
Financial treasury bills	–	1,601	26	180,272	181,899	181,899	–	–	–	28,542	2,391
National treasury notes	–	–	–	2,664	2,664	2,664	–	2,723	–	–	–
Bank deposit certificates	–	205	347	3,443	3,995	3,995	–	3,506	–	160,487	–
National treasury bills	–	6,764	–	–	6,764	6,764	–	6,554	–	3,953	–
Shares	2,300	–	–	–	2,300	2,300	–	2,796	–	69,276	–
Debentures	–	–	–	2,335	2,335	2,335	–	1,724	–	2,005	–
PGBL / VGBL restricted bonds	2,336,981	3,933,158	3,642,667	17,577,457	27,490,263	27,490,263	–	28,630,383	–	26,675,841	–
Other	254,289	–	–	–	254,289	254,289	–	205,672	–	211,914	–
– Other activities	72,755	13,024	14,640	180,782	281,201	281,201	–	222,393	–	381,698	–
Financial treasury bills	2,545	–	395	132,246	135,186	135,186	–	116,216	–	206,698	–
Bank deposit certificates	185	3,039	5,162	11,355	19,741	19,741	–	14,701	–	22,112	–
National treasury bills	42,182	9,985	2,906	1,735	56,808	56,808	–	35,929	–	88,294	–
Debentures	20,396	–	6,177	34,695	61,268	61,268	–	54,977	–	38,632	–
National treasury notes	7,007	–	–	751	7,758	7,758	–	467	–	22,760	–
Other	440	–	–	–	440	440	–	103	–	3,202	–
Subtotal	7,522,037	10,815,726	11,318,459	46,326,931	75,983,153	75,783,272	199,881	68,678,282	97,750	63,709,295	242,508
Purchase and sale commitments (2)	9,763,988	2,933,378	2,554,372	438,855	15,690,593	15,690,593	–	13,921,700	–	12,106,656	–
– Financial	161,182	2,849,333	7,464	67,090	3,085,069	3,085,069	–	2,902,354	–	3,074,821	–
– Insurance companies and certificated savings plans	2,178,639	40,767	762,855	–	2,982,261	2,982,261	–	2,529,149	–	3,144,544	–
– Private pension plans – PGBL/VGBL	6,997,080	43,278	1,783,669	371,765	9,195,792	9,195,792	–	7,655,252	–	4,658,766	–
– Private pension plans – Funds	427,087	–	384	–	427,471	427,471	–	834,945	–	1,228,525	–
Overall total	17,286,025	13,749,104	13,872,831	46,765,786	91,673,746	91,473,865	199,881	82,599,982	97,750	75,815,951	242,508
Derivative financial instruments (liabilities)	(1,271,859)	(542,176)	(285,965)	(225,983)	(2,325,983)	(2,160,007)	(165,976)	(1,597,723)	(36,214)	(2,331,565)	(3,134)

II) Available-for-sale securities

Securities (3)	in thousands of R$

	2008									2007

	September 30							June 30		September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market value/ book value (5) (6) (8)	Restated cost value	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market	Market value/ book value (5) (6) (8)	Mark-to- market

– Financial	1,066,440	157,058	526,658	10,651,313	12,401,469	12,027,826	373,643	9,035,457	786,576	7,670,444	700,161
National treasury bills	–	–	68,765	9	68,774	68,774	–	–	–	47,398	183
Brazilian foreign debt securities	–	–	2,038	1,923,051	1,925,089	1,658,120	266,969	1,726,242	324,587	2,183,547	394,811
Foreign corporate securities	1,669	57,491	90,472	1,459,684	1,609,316	1,723,284	(113,968)	1,307,467	3,925	1,135,373	42,583
National treasury notes	–	–	323,235	5,490,767	5,814,002	5,914,210	(100,208)	3,248,226	(65,376)	2,902,796	5,643
Financial treasury bills	–	42,166	891	87,111	130,168	129,593	575	84,540	645	43,589	(461)
Bank deposit certificates	133,763	6	–	48,129	181,898	181,898	–	150,434	–	107,643	–
Debentures	5,333	20,528	–	742,484	768,345	770,427	(2,082)	782,275	(1,660)	38,816	(33,142)
Shares (7)	917,466	–	–	–	917,466	525,943	391,523	1,160,875	528,787	838,712	273,958
Privatization currencies	–	–	–	98,803	98,803	83,803	15,000	79,890	17,544	87,841	19,258
Other	8,209	36,867	41,257	801,275	887,608	971,774	(84,166)	495,508	(21,876)	284,729	(2,672)
– Insurance companies and certificated savings plans	1,414,131	25,244	168,944	552,038	2,160,357	2,333,810	(173,453)	1,496,608	204,068	1,060,432	229,015
Financial treasury bills	3,673	25,244	16,095	29,656	74,668	74,627	41	72,674	67	76,896	9
Shares	1,362,430	–	–	–	1,362,430	1,554,287	(191,857)	1,244,785	171,649	818,714	187,380
Debentures	–	–	–	522,382	522,382	517,733	4,649	129,924	8,967	110,979	8,809
Bank deposit certificates	–	–	–	–	–	–	–	1,830	–	8,636	–
National treasury notes	–	–	–	–	–	–	–	–	–	226	–
Other	48,028	–	152,849	–	200,877	187,163	13,714	47,395	23,385	44,981	32,817
– Private pension plans	1,672,945	40,019	50,387	403,466	2,166,817	2,287,629	(120,812)	2,441,122	471,736	11,543,244	1,805,195
Shares	1,666,649	–	–	–	1,666,649	1,787,625	(120,976)	1,997,395	471,528	1,419,642	502,156
Financial treasury bills	6,296	40,019	50,387	74,859	171,561	171,397	164	421,699	208	132,235	200
National treasury notes	–	–	–	–	–	–	–	–	–	9,991,367	1,302,839
Other	–	–	–	328,607	328,607	328,607	–	22,028	–	–	–
– Other activities	1,723	–	–	–	1,723	1,663	60	7,823	138	11,308	150
Bank deposit certificates	1,645	–	–	–	1,645	1,645	–	419	–	2,548	–
Debentures	–	–	–	–	–	–	–	–	–	933	–
Shares	78	–	–	–	78	18	60	156	138	168	150
Financial treasury bills	–	–	–	–	–	–	–	–	–	278	–
Other	–	–	–	–	–	–	–	7,248	–	7,381	–
Overall total	4,155,239	222,321	745,989	11,606,817	16,730,366	16,650,928	79,438	12,981,010	1,462,518	20,285,428	2,734,521

III) Held-to-maturity securities

Securities	in thousands of R$

	2008						2007

	September 30					June 30	September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Restated cost value (5)	Restated cost value (5)	Restated cost value (5)

Financial	–	–	–	939,862	939,862	791,563	902,448
Brazilian foreign debt notes	–	–	–	927,815	927,815	779,902	886,998
Financial treasury bills	–	–	–	12,047	12,047	11,661	15,450
Insurance companies and certificated savings plans	–	–	721,002	5,475,124	6,196,126	6,273,758	4,415,321
Debentures	–	–	–	87,268	87,268	–	–
National treasury notes	–	–	721,002	5,387,856	6,108,858	6,273,758	4,415,321
Private pension plans	–	14,441	4,192	16,813,728	16,832,361	16,309,950	6,678,845
Debentures	–	14,441	4,192	613,251	631,884	500,901	469,740
National treasury notes	–	–	–	16,200,354	16,200,354	15,808,930	6,209,050
Financial treasury bills	–	–	–	123	123	119	55
Overall total (4)	–	14,441	725,194	23,228,714	23,968,349	23,375,271	11,996,614

d) Breakdown of the portfolios by publication items

	R$ thousand

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on September 30 (3) (5) (6) (8)	Total on June 30 (3) (5) (6) (8)	Total on September 30 (3) (5) (6) (8)

Own portfolio	19,552,171	11,944,730	10,777,850	59,736,298	102,011,049	96,064,949	83,663,465
Fixed income securities	15,495,966	11,944,730	10,777,850	59,736,298	97,954,844	91,395,851	80,345,048
• Financial treasury bills	16,565	898,210	351,059	3,742,554	5,008,388	4,383,501	4,181,967
• Purchase and sale commitments (2)	9,763,988	2,933,378	2,554,372	438,855	15,690,593	13,921,700	12,106,656
• National treasury notes	15,063	–	894,352	22,299,706	23,209,121	24,524,986	21,784,931
• Brazilian foreign debt securities	–	–	2,038	2,357,436	2,359,474	2,012,951	2,296,931
• Bank deposit certificates	165,805	146,199	334,738	1,417,435	2,064,177	2,081,552	2,580,905
• National treasury bills	978,084	–	327,563	359,051	1,664,698	1,855,669	1,906,271
• Foreign corporate securities	15,779	70,046	19,163	2,698,319	2,803,307	1,673,097	1,528,485
• Debentures	120,544	15,381	406,912	6,249,304	6,792,141	4,752,586	5,139,007
• Foreign government securities	66,821	3,911,488	3,155	990,494	4,971,958	3,456,586	85,175
• PGBL/VGBL restricted bonds	2,336,981	3,933,158	3,642,667	17,577,457	27,490,263	28,630,383	26,675,841
• Other	2,016,336	36,870	2,241,831	1,605,687	5,900,724	4,102,840	2,058,879

Equity securities	4,056,205	–	–	–	4,056,205	4,669,098	3,318,417
• Shares of listed companies (technical provision)	706,921	–	–	–	706,921	966,362	309,884
• Shares of listed companies (other) (7)	3,349,284	–	–	–	3,349,284	3,702,736	3,008,533

Subject to commitments	1,437,483	1,500,187	4,397,787	21,055,611	28,391,068	20,463,029	18,657,131
Repurchase agreement	–	143,324	279,273	5,934,394	6,356,991	9,034,373	9,183,694
• National treasury bills	–	95,325	163,270	2,106,416	2,365,011	2,769,414	4,395,149
• Brazilian foreign debt securities	–	–	–	527,944	527,944	527,285	810,258
• Financial treasury bills	–	7,657	–	76,213	83,870	76,505	182,126
• National treasury notes	–	–	31,225	1,129,745	1,160,970	4,921,469	3,163,599
• Foreign corporate securities	–	19,814	84,155	1,919,090	2,023,059	322,853	128,059
• Debentures	–	20,528	623	174,986	196,137	342,030	504,503
• Bank Deposit Certificate	–	–	–	–	–	3,615	–
• Foreign government securities	–	–	–	–	–	71,202	–

	in thousands of R$

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on September 30 (3) (5) (6) (8)	Total on June 30 (3) (5) (6) (8)	Total on September 30 (3) (5) (6) (8)

Brazilian Central Bank	1,437,483	1,025,433	3,101,396	10,848,335	16,412,647	7,313,606	4,667,237
• National treasury bills	1,437,483	1,025,433	2,778,161	1,807,008	7,048,085	6,852,785	2,361,439
• National treasury notes	–	–	323,235	8,675,316	8,998,551	433,109	1,751,160
• Financial treasury bills	–	–	–	366,011	366,011	27,712	554,638

Privatization currencies	–	–	–	98,803	98,803	100,682	87,841
Collateral provided	–	331,430	1,017,118	4,174,079	5,522,627	4,014,368	4,718,359
• National treasury bills	–	269,329	977,032	849,938	2,096,299	1,900,044	2,711,551
• Financial treasury bills	–	62,101	40,086	543,726	645,913	542,169	441,363
• National treasury notes	–	–	–	2,780,415	2,780,415	1,572,155	1,565,445

• Derivative financial instruments (1)	451,610	536,984	168,377	769,048	1,926,019	2,073,421	2,679,390

Securities purpose of unrestricted purchase and sale
commitments	–	3,965	–	40,360	44,325	354,864	3,098,007
• National treasury bills	–	3,965	–	21,234	25,199	336,323	3,098,007
• Financial treasury bills	–	–	–	19,126	19,126	18,541	–

Overall total	21,441,264	13,985,866	15,344,014	81,601,317	132,372,461	118,956,263	108,097,993
%	16.2	10.6	11.6	61.6	100.0	100.0	100.0

(1) For comparison purposes with the criterion adopted by Bacen Circular Letter 3,068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;
(2) These refer to investment funds and managed portfolios applied in purchase and sale commitments with Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;
(3) The investment fund quotas were distributed according to instruments composing their portfolios and preserving the classification of funds category;
(4) In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the held to maturity securities’ category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of September 30, 2008. On June 30, 2008, R$9,248,661 thousand was transferred from “Available-for-Sale Securities” to “Held-to-Maturity Securities”, relative to securities held by Bradesco Vida e Previdência, pursuant to Susep/Decon/Geaco Circular Letter 130/08;
(5) The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;
(6) This column reflects book value subsequent to mark-to-market according to item (8), except for held-to-maturity securities, whose market value is higher than the restated cost value in the amount of R$1,383,810 thousand (June 30, 2008 – R$2,071,325 thousand and September 30, 2007 – R$1,425,854 thousand);
(7) As of March 2008, it includes the remaining interest of 3,706,287 shares, originated from the process referring to Visa Inc.’s IPO; and
(8) The market value of securities is determined based on the market price available on the balance sheet date. In case no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of respective quotas.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in equity or memorandum accounts, to meet its own needs to manage Bradesco’s global exposure, as well as to answer its clients’ requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments with a view to mitigating risks deriving from operations carried out by Bradesco and its subsidiaries.

The securities classified in the trading and available-for-sale categories, as well as derivative financial instruments are stated at the consolidated balance sheet by its estimated fair value. The fair value generally is based on market prices quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on market operators quotations, pricing models, discounted cash flows or similar techniques to which the determination of fair value may require judgment or significant estimates by management.

For derivative financial instruments, market price quotations are used to determine the fair value of these instruments. The fair value of swaps is determined by using discounted cash flows modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained at BM&F and in the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate swaps and other risk factors. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to value the volatilities.

The derivative financial instruments in Brazil mainly refer to swap and futures operations and are recorded at Cetip and at BM&F. The operations involving forward contracts of indexes and currencies are carried out for management to hedge institution’s global exposures and in operations to meet our clients’ needs.

Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York”.

I) Amount of derivative financial instruments recorded in equity and memorandum accounts

	in thousands of R$

	2008				2007

	September 30		June 30		September 30

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Future contracts
Purchase commitments:	8,191,781		23,587,138		7,238,700
– Interbank market	4,492,348	–	19,543,799	–	647,125	–
– Foreign currency	3,699,433	–	4,021,612	–	6,548,588	–
– Other	–	–	21,727	21,727	42,987	42,987
Sale commitments:	48,170,036		81,260,169		83,624,289
– Interbank market	29,231,975	24,739,627	66,242,913	46,699,114	66,674,886	66,027,761
– Foreign currency	18,908,134	15,208,701	15,017,256	10,995,644	16,949,403	10,400,815
– Other	29,927	29,927	–	–	–	–

Option contracts
Purchase commitments:	11,210,982		12,992,904		3,440,537
– Interbank market	2,949,500	–	9,858,900	21,900	3,312,449	396,449
– Foreign currency	2,669,516	–	2,370,205	–	36,408	–
– Other (1)	5,591,966	–	763,799	–	91,680	–
Sale commitments:	14,209,585		15,870,126		5,106,926
– Interbank market	3,797,500	848,000	9,837,000	–	2,916,000	–
– Foreign currency	3,307,405	637,889	3,362,490	992,285	2,035,246	1,998,838
– Other (1)	7,104,680	1,512,714	2,670,636	1,906,837	155,680	64,000

Forward contracts
Purchase commitments:	3,925,720		2,803,358		3,055,655
– Foreign currency	3,788,025	1,781,696	2,803,287	1,256,950	2,174,646	1,272,580
– Other	137,695	71,096	71	–	881,009	26,312
Sale commitments:	2,072,928		1,625,010		1,756,763
– Foreign currency	2,006,329	–	1,546,337	–	902,066	–
– Other	66,599	–	78,673	78,602	854,697	–

Swap contracts
Asset position:	38,009,328		36,126,489		22,845,960
– Interbank market	9,115,285	904,681	11,634,936	3,315,169	7,350,805	2,628,263
– Prefixed	858,741	245,995	845,612	343,101	1,764,673	1,057,461
– Foreign currency (2)	25,734,359	–	20,565,632	–	11,635,286	–
– TR	839,591	595,819	869,960	620,834	829,675	807,320
– Selic	376,583	317,157	343,936	281,892	449,414	377,728
– IGP-M	301,444	–	651,013	–	459,670	–
– Other (2)	783,325	–	1,215,400	–	356,437	–

Liability position:	37,747,303		35,386,383		22,341,689
– Interbank market	8,210,604	–	8,319,767	–	4,722,542	–
– Prefixed	612,746	–	502,511	–	707,212	–
– Foreign currency (2)	27,167,068	1,432,709	24,025,806	3,460,174	15,599,750	3,964,464
– TR	243,772	–	249,126	–	22,355	–
– Selic	59,426	–	62,044	–	71,686	–
– IGP-M	646,577	345,133	1,003,260	352,247	823,203	363,533
– Other (2)	807,110	23,785	1,223,869	8,469	394,941	38,504

(1) It basically includes stock options; and
(2) It includes loan derivative operations (Note 8g).

For further information, see “Chapter 5 – Operational Structure – Risk Management and Internal Controls”, in our Report on Economic and Financial Analysis.

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	in thousands of R$

	2008						2007

	September 30			June 30			September 30

	Restated cost	Adjustment to market value	Market value	Restated cost	Adjustment to market value	Market value	Restated cost	Adjustment to market value	Market value

Adjustment receivables
– swap	999,480	249,542	1,249,022	1,471,759	219,444	1,691,203	706,219	183,419	889,638
Receivable forward purchases	415,003	107	415,110	924	–	924	917,473	602	918,075
Receivable future sales	43,573	112	43,685	170,686	264	170,950	854,971	246	855,217
Premiums on exercisable options	157,815	60,387	218,202	188,170	22,174	210,344	21,170	(4,710)	16,460
Total assets	1,615,871	310,148	1,926,019	1,831,539	241,882	2,073,421	2,499,833	179,557	2,679,390
Adjustment payables
– swap	(977,106)	(9,891)	(986,997)	(938,515)	(12,582)	(951,097)	(366,943)	(18,424)	(385,367)
Payable forward purchases	(139,365)	(107)	(139,472)	(214,827)	–	(214,827)	(1,051,563)	(602)	(1,052,165)
Payable future sales	(266,018)	(112)	(266,130)	(94,480)	(264)	(94,744)	(858,647)	(246)	(858,893)
Premiums on written options	(777,518)	(155,866)	(933,384)	(313,687)	(23,368)	(337,055)	(51,278)	16,138	(35,140)
Total liabilities	(2,160,007)	(165,976)	(2,325,983)	(1,561,509)	(36,214)	(1,597,723)	(2,328,431)	(3,134)	(2,331,565)

III) Future, option, forward and swap contracts

	in thousands of R$

	2008						2007

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on September 30	Total on June 30	Total on September 30

Future contracts	25,058,181	8,448,754	6,375,145	16,479,737	56,361,817	104,847,307	90,862,989
Option contracts	8,713,327	8,106,771	6,184,230	2,416,239	25,420,567	28,863,030	8,547,463
Forward contracts	3,322,353	902,482	1,243,897	529,916	5,998,648	4,428,368	4,812,418
Swap contracts	10,746,680	5,360,462	2,333,337	18,319,827	36,760,306	34,435,286	21,956,322
Total on September 30, 2008	47,840,541	22,818,469	16,136,609	37,745,719	124,541,338
Total on June 30, 2008	86,481,659	28,717,764	21,201,484	36,173,084		172,573,991
Total on September 30, 2007	53,097,395	13,195,763	24,238,954	35,647,080			126,179,192

IV) Types of margin granted as collateral for derivative financial instruments, mainly comprising future contracts

	in thousands of R$

	2008		2007

	September	June	September
	30	30	30

Government securities
National treasury notes	2,329,164	1,446,790	906,543
Financial treasury bills	15,212	12,312	–
National treasury bills	693,336	440,072	1,521,094
Total	3,037,712	1,899,174	2,427,637

V) Net revenues and expenses amounts

	in thousands of R$

	2008			2007

	3 rd Quarter	2 nd Quarter	September 30 YTD	September 30 YTD

Swap contracts	1,319,037	(406,887)	913,940	(175,376)
Forward contracts	8,105	(561)	5,663	(12,858)
Option contracts	(201,916)	32,963	(83,055)	261,950
Future contracts	(2,212,638)	1,577,613	(146,554)	1,517,881
Total	(1,087,412)	1,203,128	689,994	1,591,597

VI) Overall amounts of the derivative financial instruments, broken down by trading place and counter-parties

		in thousands of R$

	2008		2007

	September	June	September
	30	30	30

Cetip (over-the-counter)	17,176,786	26,806,751	10,941,918
BM&F (stock exchange)	81,098,096	137,476,348	101,294,989
Foreign	26,266,456	8,290,892	13,942,285
Total	124,541,338	172,573,991	126,179,192

On September 30, 2008, counter-parties are distributed among corporate clients with 68%, financial institutions with 29% and individuals/others with 3%. Specifically regarding exchange financial instruments, we point out that Bradesco did not carry out exotic options, so called target forward swap or any other leveraged derivatives, as well as amounts payable or receivable, outstanding on September 30, 2008, do not show concentration regarding individuals counter-parties.

f) Income from securities, income on insurance, private pension plans and certificated savings plans and derivative financial instruments

	in thousands of R$

	2008			2007

	3 rd Quarter	2 nd Quarter	September 30 YTD	September 30 YTD

Fixed income securities	2,253,383	618,373	3,565,393	2,668,449
Interbank investments (Note 7b)	2,304,531	1,632,923	5,077,112	2,996,177
Equity securities	144,042	(12,111)	118,973	388,702
Subtotal	4,701,956	2,239,185	8,761,478	6,053,328
Income on insurance, private pension plans and certificated savings plans	865,743	2,467,555	5,009,643	5,575,397
Income from derivative financial instruments (Note 8e V)	(1,087,412)	1,203,128	689,994	1,591,597
Total	4,480,287	5,909,868	14,461,115	13,220,322

g) Credit derivatives

	in thousands of R$

	Credit risk value			Effect in the calculation of the Required Shareholders’ Equity

	2008		2007	2008		2007

	September 30	June 30	September 30	September 30	June 30	September 30

Transferred
Swaps from credits whose underlying assets are:
• Securities – Brazilian public debt bond	(649,025)	(542,902)	(468,920)	–	–	–
• Securities – Foreign public debt bond	(1,914,300)	(1,591,900)	–	(105,287)	(87,555)	–
• Derivatives with companies	(3,829)	–	–	(211)	–	–

Received
Swaps from credits whose underlying assets are:
• Securities – Brazilian public debt bond	11,075,183	9,354,800	6,805,769	–	–	–
• Derivatives with companies	319,658	178,000	–	35,162	19,580	–
Total	8,827,687	7,397,998	6,336,849	(70,336)	(67,975)	–
Deposited margin	853,611	593,919	826,749

Bradesco carries out operations involving credit derivatives with the purpose of optimizing its risk exposure and assets management. Contracts related to the credit derivatives operations described above have several maturities until 2017, 93.8% of which matures up to 2010. The mark-to-market of protection rates which remunerates the risk receiving counterparty amounts to R$(117,150) thousand (June 30, 2008 – R$32,734 thousand and September 30, 2007 – R$20,437 thousand). During the period there was no occurrence of a credit event related to triggering facts provided for in the contracts.

9) Interbank Accounts – Restricted Deposits

a) Restricted deposits

	in thousands of R$

	Remuneration	2008		2007

		September 30	June 30	September 30

Compulsory deposits – demand deposits	not remunerated	7,737,154	8,093,575	6,812,128
Compulsory deposits – savings account deposits	savings index	7,096,022	6,796,887	5,984,035
Additional compulsory deposits	Selic rate	10,707,726	9,689,591	7,192,992
• Time deposits		5,247,306	4,318,527	2,384,504
• Savings deposit		3,434,011	3,360,443	2,952,545
• Demand deposit		2,026,409	2,010,621	1,855,943
Restricted deposits – SFH	TR + interest rate	462,221	458,765	413,305
Funds from rural loan	Not remunerated	578	578	578
Total		26,003,701	25,039,396	20,403,038

(1) For further information on the new compulsory deposits rules see Note 35c.

b) Compulsory deposits

	in thousands of R$

	2008			2007

	3 rd Quarter	2 nd Quarter	September 30 YTD	September 30 YTD

Restricted deposits – Bacen (compulsory deposits)	471,606	368,042	1,162,124	914,417
Restricted deposits – SFH	7,626	5,687	19,676	20,655
Total	479,232	373,729	1,181,800	935,072

10) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan assignment, is presented as follows:

a) By type and maturity

	in thousands of R$

	Performing loans
	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2008				2007

							Total on September 30 (A)	% (7)	Total on June 30 (A)	% (7)	Total on September 30 (A)	% (7)

Discounted trade receivables and
other loans	12,855,490	8,880,076	6,817,243	8,708,162	7,821,302	21,488,379	66,570,652	37.2	61,076,115	37.1	47,780,845	38.2
Financing	2,660,421	2,251,827	2,263,466	5,534,688	8,272,600	24,789,342	45,772,344	25.6	43,605,339	26.5	37,651,251	30.0
Rural and agribusiness financing	1,197,363	826,804	463,633	1,023,947	2,694,054	4,834,101	11,039,902	6.2	10,229,645	6.2	8,793,940	7.0
Subtotal	16,713,274	11,958,707	9,544,342	15,266,797	18,787,956	51,111,822	123,382,898	69.0	114,911,099	69.8	94,226,036	75.2
Leasing operations	665,352	507,268	527,841	1,558,440	2,878,781	12,136,799	18,274,481	10.2	14,289,272	8.7	6,030,990	4.8
Advances on foreign exchange contracts (1)	1,652,006	1,063,860	727,941	1,766,662	1,513,060	–	6,723,529	3.7	7,534,672	4.6	6,183,674	4.9
Subtotal	19,030,632	13,529,835	10,800,124	18,591,899	23,179,797	63,248,621	148,380,908	82.9	136,735,043	83.1	106,440,700	84.9
Other receivables (2)	116,021	27,202	98,713	53,281	82,032	28,868	406,117	0.2	418,879	0.2	478,692	0.4
Total loan operations (3)	19,146,653	13,557,037	10,898,837	18,645,180	23,261,829	63,277,489	148,787,025	83.1	137,153,922	83.3	106,919,392	85.3
Sureties and guarantees (4)	1,038,259	845,930	582,469	2,581,787	3,745,333	20,846,207	29,639,985	16.6	27,172,056	16.5	18,470,519	14.7
Loan assignment (5) (6)	27,284	26,889	26,070	73,397	126,979	227,665	508,284	0.3	398,754	0.2
Overall total on September 30, 2008	20,212,196	14,429,856	11,507,376	21,300,364	27,134,141	84,351,361	178,935,294	100.0
Overall total on June 30, 2008	19,268,514	12,636,452	10,376,136	21,459,503	25,787,420	75,196,707			164,724,732	100.0
Overall total on September 30, 2007	15,402,636	11,075,679	9,310,497	15,843,667	20,336,240	53,421,192					125,389,911	100.0

	in thousands of R$

	Non-performing loans

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 540 days	2008				2007

						Total on September 30 (B)	% (7)	Total on June 30 (B)	% (7)	Total on September 30 (B)	% (7)

Discounted trade receivables and other loans	594,619	426,595	493,097	888,927	1,175,925	3,579,163	76.5	3,408,711	76.2	2,931,484	76.4
Financing	214,436	147,450	72,113	161,953	191,182	787,134	16.8	808,012	18.1	778,296	20.3
Rural and agribusiness financing	13,619	11,998	3,315	4,938	30,032	63,902	1.4	82,422	1.8	24,711	0.6
Subtotal	822,674	586,043	568,525	1,055,818	1,397,139	4,430,199	94.7	4,299,145	96.1	3,734,491	97.3
Leasing operations	33,095	26,060	12,884	25,423	21,501	118,963	2.5	86,052	1.9	46,203	1.2
Advances on foreign exchange contracts (1)	29,879	20,686	2,503	9,062	2,400	64,530	1.4	40,818	0.9	26,263	0.7
Subtotal	885,648	632,789	583,912	1,090,303	1,421,040	4,613,692	98.6	4,426,015	98.9	3,806,957	99.2
Other receivables (2)	10,403	4,039	2,931	9,542	38,889	65,804	1.4	50,808	1.1	31,408	0.8
Overall total on September 30, 2008	896,051	636,828	586,843	1,099,845	1,459,929	4,679,496	100.0
Overall total on June 30, 2008 (3)	815,047	634,989	593,963	1,189,591	1,243,233			4,476,823	100.0
Overall total on September 30, 2007	718,295	593,256	497,384	945,453	1,083,977					3,838,365	100.0

	in thousands of R$

	Non-performing loans

	Installments falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More Than 360 days	2008				2007

							Total on September 30 (C)	% (7)	Total on June 30 (C)	% (7)	Total on September 30 (C)	% (7)

Discounted trade receivables and other loans	287,823	234,197	216,800	441,039	579,028	784,913	2,543,800	35.6	2,294,294	33.8	2,063,202	36.8
Financing	201,776	184,140	184,025	497,918	787,959	1,636,886	3,492,704	48.7	3,595,560	53.1	3,093,141	55.2
Rural and agribusiness financing	10,405	5,575	3,099	3,272	9,130	208,001	239,482	3.3	229,396	3.4	189,275	3.5
Subtotal	500,004	423,912	403,924	942,229	1,376,117	2,629,800	6,275,986	87.6	6,119,250	90.3	5,345,618	95.5
Leasing operations	25,404	19,798	21,551	63,014	119,964	603,611	853,342	11.9	619,254	9.1	242,296	4.3
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	525,408	443,710	425,475	1,005,243	1,496,081	3,233,411	7,129,328	99.5	6,738,504	99.4	5,587,914	99.8
Other receivables (2)	6,733	613	584	2,129	7,222	20,920	38,201	0.5	38,878	0.6	11,310	0.2
Total loan operations (3)	532,141	444,323	426,059	1,007,372	1,503,303	3,254,331	7,167,529	100.0	6,777,382	100.0	5,599,224	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Loan assignment (5) (6)	–	–	–	–	–	–	–	–	–	–	–	–
Overall Total on September 30, 2008	532,141	444,323	426,059	1,007,372	1,503,303	3,254,331	7,167,529	100.0
Overall total on June 30, 2008	529,395	439,574	390,635	984,694	1,444,237	2,988,847			6,777,382	100.0
Overall total on September 30, 2007	466,431	438,746	379,635	872,456	1,237,108	2,204,848					5,599,224	100.0

	in thousands of R$

	Overall total

		2008			2007

	Total on September 30 (A+B+C)	% (7)	Total on June 30 (A+B+C)	% (7)	Total on September 30 (A+B+C)	% (7)

Discounted trade receivables and other loans	72,693,615	38.1	66,779,120	37.9	52,775,531	39.1
Financing	50,052,182	26.2	48,008,911	27.3	41,522,688	30.8
Rural and agribusiness financings	11,343,286	5.9	10,541,463	6.0	9,007,926	6.7
Subtotal	134,089,083	70.2	125,329,494	71.2	103,306,145	76.6
Leasing operations	19,246,786	10.1	14,994,578	8.6	6,319,489	4.7
Advances on foreign exchange contracts (1)	6,788,059	3.6	7,575,490	4.3	6,209,937	4.6
Subtotal	160,123,928	83.9	147,899,562	84.1	115,835,571	85.9
Other receivables (2)	510,122	0.3	508,565	0.3	521,410	0.4
Total loan operations (3)	160,634,050	84.2	148,408,127	84.4	116,356,981	86.3
Sureties and guarantees (4)	29,639,985	15.5	27,172,056	15.4	18,470,519	13.7
Loan granting (5) (6)	508,284	0.3	398,754	0.2
Overall Total on September 30, 2008	190,782,319	100.0
Overall total on June 30, 2008			175,978,937	100.0
Overall total on September 30, 2007					134,827,500	100.0

(1) Advances on foreign exchange contracts are recorded as a reduction of the item “Other Liabilities”;
(2) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on purchase of assets, securities and credit instruments receivable, income receivable on foreign exchange contracts and receivables arising from export contracts;
(3) Total loan operations include financing of credit card operations and operations for prepaid credit card receivables in the amount of R$7,583,903 thousand (June 30, 2008 – R$8,025,932 thousand and September 30, 2007 – R$5,291,296 thousand) . Other receivables relating to credit cards in the amount of R$6,468,452 thousand (June 30, 2008 – R$5,623,073 thousand and September 30, 2007 – R$5,266,227 thousand) are classified in item “Other Receivables – Sundry” and presented in Note 11b;
(4) Amounts recorded in memorandum account, which include R$1,983,519 thousand referring to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch;
(5) In 2008, Banco Finasa BMC S.A. granted INSS payroll-deductible loan operations, with no co-obligations, to BMC Fundo de Investimento Crédito Consignado – INSS in the book value amount of R$549,633 thousand for R$661,956 thousand. The respective expenses with production commission of R$61,159 thousand, and with moneylender insurance, totaling R$17,566 thousand, were accounted for under Prepaid Expenses and recorded in the result. As Banco Finasa BMC S.A. has subordinated quotas of this fund and it still has most of the risk generated, the income of R$33,598 thousand calculated in grants were fully provisioned and shall be recorded in income until the grants mature;
(6) Restated amount of the loan grant up to September 30, 2008, net of installments received; and
(7) Ratio between type and total loan portfolio including sureties and guarantees.

b) By type and risk level

Loan Operations	in thousands of R$

	Risk levels

	AA	A	B	C	D	E	F	G	H	2008				2007

										Total on September 30%		Total on June 30%		Total on September 30%

Discounted trade receivables and other loans	16,548,836	31,804,705	7,586,643	10,290,993	1,221,451	750,357	577,888	519,195	3,393,547	72,693,615	45.2	66,779,120	45.0	52,775,531	45.5
Financings	6,660,858	27,137,623	6,000,498	8,109,444	465,645	270,085	212,339	180,246	1,015,444	50,052,182	31.2	48,008,911	32.4	41,522,688	35.7
Rural and agribusiness financings	1,063,462	3,622,427	1,432,005	4,319,530	359,569	114,722	172,421	92,829	166,321	11,343,286	7.1	10,541,463	7.1	9,007,926	7.7
Subtotal	24,273,156	62,564,755	15,019,146	22,719,967	2,046,665	1,135,164	962,648	792,270	4,575,312	134,089,083	83.5	125,329,494	84.5	103,306,145	88.9
Leasing operations	178,164	10,124,508	3,157,119	5,243,654	174,493	79,843	66,962	48,297	173,746	19,246,786	12.0	14,994,578	10.1	6,319,489	5.4
Advances on foreign exchange contracts	3,877,725	1,245,409	1,137,147	409,918	98,735	3,081	8,799	357	6,888	6,788,059	4.2	7,575,490	5.1	6,209,937	5.3
Subtotal	28,329,045	73,934,672	19,313,412	28,373,539	2,319,893	1,218,088	1,038,409	840,924	4,755,946	160,123,928	99.7	147,899,562	99.7	115,835,571	99.6
Other receivables	162,644	78,523	134,669	53,616	7,307	3,721	11,697	1,320	56,625	510,122	0.3	508,565	0.3	521,410	0.4
Overall total on September 30, 2008	28,491,689	74,013,195	19,448,081	28,427,155	2,327,200	1,221,809	1,050,106	842,244	4,812,571	160,634,050	100.0
%	17.7	46.1	12.1	17.7	1.4	0.8	0.7	0.5	3.0	100.0
Overall total on June 30, 2008	26,797,928	65,125,844	18,741,086	27,998,521	2,174,981	1,190,986	1,175,726	830,656	4,372,399			148,408,127	100.0
%	18.0	43.9	12.6	18.9	1.5	0.8	0.8	0.6	2.9			100.0
Overall total on September 30, 2007	19,592,133	54,854,899	13,236,164	20,259,111	1,980,698	959,590	850,087	776,861	3,847,438					116,356,981	100.0
%	16.9	47.1	11.4	17.4	1.7	0.8	0.7	0.7	3.3					100.0

c) Maturity ranges and risk level

	in thousands of R$

	Risk levels

	Non-performing loan operations

	AA	A	B	C	D	E	F	G	H	2008				2007

										Total on September 30%		Total on June 30%		Total on September 30%

Installments falling due	–	–	1,803,209	1,704,845	736,766	582,654	448,578	350,574	1,540,903	7,167,529	100.0	6,777,382	100.0	5,599,224	100.0
Up to 30	–	–	137,066	148,131	51,601	38,908	29,455	21,353	105,627	532,141	7.4	529,395	7.8	466,431	8.3
From 31 to 60	–	–	121,456	122,598	40,787	28,259	21,030	18,643	91,550	444,323	6.2	439,574	6.5	438,746	7.8
From 61 to 90	–	–	111,192	115,279	40,572	28,394	21,164	18,513	90,945	426,059	5.9	390,635	5.8	379,635	6.8
From 91 to 180	–	–	249,410	250,067	98,278	71,123	52,838	45,758	239,898	1,007,372	14.1	984,694	14.5	872,456	15.6
From 181 to 360	–	–	369,969	369,938	148,759	106,692	79,386	68,662	359,897	1,503,303	21.0	1,444,237	21.3	1,237,108	22.1
More than 360	–	–	814,116	698,832	356,769	309,278	244,705	177,645	652,986	3,254,331	45.4	2,988,847	44.1	2,204,848	39.4

Past due installments	–	–	298,130	526,124	431,396	381,342	350,590	326,273	2,365,641	4,679,496	100.0	4,476,823	100.0	3,838,365	100.0
Up to 14	–	–	76,115	129,020	26,658	15,295	10,918	9,066	48,916	315,988	6.8	303,502	6.8	257,572	6.7
From 15 to 30	–	–	201,964	153,298	82,422	28,662	22,410	14,287	77,020	580,063	12.4	511,545	11.4	460,723	12.0
From 31 to 60	–	–	20,051	230,531	130,132	69,065	36,057	25,207	125,785	636,828	13.6	634,989	14.2	593,256	15.5
From 61 to 90	–	–	–	8,785	179,136	89,251	56,404	37,555	215,712	586,843	12.5	593,963	13.3	497,384	13.0
From 91 to 180	–	–	–	4,490	13,048	173,218	215,892	229,138	464,059	1,099,845	23.5	1,189,591	26.6	945,453	24.6
From 181 to 360	–	–	–	–	–	5,851	8,909	11,020	1,327,600	1,353,380	28.9	1,157,557	25.8	1,044,459	27.2
More than 360	–	–	–	–	–	–	–	–	106,549	106,549	2.3	85,676	1.9	39,518	1.0

Subtotal	–	–	2,101,339	2,230,969	1,168,162	963,996	799,168	676,847	3,906,544	11,847,025		11,254,205		9,437,589

Specific provision	–	–	21,013	66,929	116,817	289,199	399,584	473,793	3,906,544	5,273,879		4,807,059		4,196,308

	in thousands of R$

	Risk levels

	Performing loan operations

	AA	A	B	C	D	E	F	G	H	2008				2007

										Total on September 30%		Total on June 30%		Total on September 30%

Installments falling due	28,491,689	74,013,195	17,346,742	26,196,186	1,159,038	257,813	250,938	165,397	906,027	148,787,025	100.0	137,153,922	100.0	106,919,392	100.0
Up to 30	3,439,151	10,399,064	1,638,349	3,245,450	170,531	34,788	22,857	18,872	177,591	19,146,653	12.9	17,942,243	13.1	14,646,970	13.7
From 31 to 60	2,885,312	6,653,390	1,353,067	2,504,354	56,427	16,752	11,992	9,136	66,607	13,557,037	9.1	11,714,772	8.5	10,524,906	9.9
From 61 to 90	2,203,781	5,160,938	1,272,515	2,088,050	68,337	16,382	10,847	8,757	69,230	10,898,837	7.3	9,842,784	7.2	8,810,398	8.2
From 91 to 180	3,607,553	9,367,392	2,279,585	3,084,073	121,083	31,417	20,104	15,876	118,097	18,645,180	12.5	19,815,815	14.4	14,455,774	13.5
From 181 to 360	3,688,484	11,945,681	2,779,784	4,428,078	143,673	45,363	28,851	22,778	179,137	23,261,829	15.7	22,178,511	16.2	18,481,881	17.3
More than 360	12,667,408	30,486,730	8,023,442	10,846,181	598,987	113,111	156,287	89,978	295,365	63,277,489	42.5	55,659,797	40.6	39,999,463	37.4
Generic provision	–	370,065	173,467	785,885	115,904	77,343	125,469	115,777	906,027	2,669,937		2,662,451		2,120,317
Overall total on September 30, 2008	28,491,689	74,013,195	19,448,081	28,427,155	2,327,200	1,221,809	1,050,106	842,244	4,812,571	160,634,050
Existing provision	–	370,704	196,519	1,027,994	624,361	586,740	705,950	810,956	4,812,571	9,135,795
Minimum required
provision	–	370,065	194,480	852,814	232,721	366,542	525,053	589,570	4,812,571	7,943,816
Additional provision	–	639	2,039	175,180	391,640	220,198	180,897	221,386	–	1,191,979
Overall total on June 30, 2008	26,797,928	65,125,844	18,741,086	27,998,521	2,174,981	1,190,986	1,175,726	830,656	4,372,399			148,408,127
Existing provision	–	326,338	189,441	1,017,974	583,611	572,636	792,220	797,576	4,372,399			8,652,195
Minimum required
provision	–	325,629	187,411	839,956	217,498	357,295	587,863	581,459	4,372,399			7,469,510
Additional provision	–	709	2,030	178,018	366,113	215,341	204,357	216,117	–			1,182,685
Overall total on September 30, 2007	19,592,133	54,854,899	13,236,164	20,259,111	1,980,698	959,590	850,087	776,861	3,847,438					116,356,981
Existing provision	–	274,896	134,332	874,700	525,868	466,183	570,522	734,392	3,847,438					7,428,331
Minimum required provision	–	274,272	132,350	607,773	198,070	287,879	425,044	543,799	3,847,438					6,316,625
Additional provision	–	624	1,982	266,927	327,798	178,304	145,478	190,593	–					1,111,706

d) Concentration of loan operations

	in thousands of R$

	2008				2007

	September 30%		June 30%		September 30%

Largest borrower	1,465,425	0.9	1,250,118	0.8	755,530	0.6
10 largest borrowers	10,340,695	6.4	9,092,369	6.1	6,514,242	5.6
20 largest borrowers	15,934,678	9.9	14,669,776	9.9	10,776,139	9.3
50 largest borrowers	25,425,837	15.8	23,662,219	15.9	17,758,482	15.3
100 largest borrowers	33,268,029	20.7	30,683,909	20.7	23,268,445	20.0

e) By economic activity sector

	in thousands of R$

	2008				2007

	September 30%		June 30%		September 30%

Public Sector	905,480	0.6	851,212	0.6	925,623	0.8
Federal Government	423,029	0.3	377,308	0.3	450,527	0.4
Petrochemical	310,673	0.2	255,920	0.2	318,782	0.3
Financial intermediary	112,356	0.1	121,388	0.1	131,745	0.1
State Government	482,451	0.3	470,936	0.3	472,458	0.4
Production and distribution of electric power	482,451	0.3	470,936	0.3	472,458	0.4
Municipal Government	–	–	2,968	–	2,638	–
Direct administration	–	–	2,968	–	2,638	–
Private sector	159,728,570	99.4	147,556,915	99.4	115,431,358	99.2
Manufacturing	39,700,424	24.9	35,242,133	23.7	28,764,620	24.7
Food products and beverage	11,519,116	7.2	9,908,263	6.7	8,048,356	6.9
Steel, metallurgy and mechanics	5,593,866	3.5	5,114,654	3.4	4,040,426	3.5
Chemical	5,419,216	3.4	4,523,257	3.0	3,332,216	2.9
Light and heavy vehicles	2,526,365	1.6	2,129,343	1.4	1,986,093	1.7
Pulp and paper	2,016,515	1.3	1,721,587	1.2	1,719,881	1.5
Textiles and clothing	1,895,905	1.2	1,808,641	1.2	1,424,326	1.2
Extraction of metallic and non-metallic ores	1,846,884	1.1	1,673,326	1.1	1,356,699	1.2
Rubber and plastic articles	1,692,449	1.1	1,456,334	1.0	1,220,940	1.0
Oil refining and production of alcohol	1,100,510	0.7	807,027	0.5	541,842	0.5
Leather articles	1,098,884	0.7	1,130,510	0.8	969,889	0.8
Electric and electronic products	1,064,147	0.7	955,874	0.6	852,750	0.7
Automotive parts and accessories	949,493	0.6	905,568	0.6	698,486	0.6
Furniture and wood products	946,431	0.6	903,953	0.6	746,217	0.6
Non-metallic materials	625,643	0.4	790,356	0.5	499,746	0.4
Publishing, printing and reproduction	561,147	0.3	526,775	0.4	466,469	0.4
Other industries	843,853	0.5	886,665	0.7	860,284	0.8
Commerce	21,626,285	13.4	21,098,979	14.3	15,807,536	13.6
Products in specialty stores	5,460,416	3.4	4,772,886	3.2	3,846,080	3.3
Food products, beverage and tobacco	3,011,475	1.9	2,781,786	1.9	2,057,090	1.8
Automobile vehicles	1,896,432	1.2	1,717,018	1.2	1,064,056	0.9
Grooming and household articles	1,606,009	1.0	1,646,196	1.1	1,494,525	1.3
Non-specialized retailer	1,425,770	0.9	1,629,671	1.1	1,099,622	0.9
Clothing and footwear	1,406,663	0.9	1,361,676	0.9	1,088,036	0.9
Repair, parts and accessories for automobile vehicles	1,272,606	0.8	1,177,323	0.8	794,404	0.7
Residues and scrap	1,196,220	0.7	1,127,063	0.8	774,783	0.7
Wholesale of goods in general	1,038,672	0.6	1,009,142	0.7	865,035	0.7
Fuel	974,700	0.6	909,132	0.6	699,483	0.6
Trade intermediary	873,822	0.5	664,527	0.4	556,845	0.5
Farming and ranching	752,460	0.5	1,146,670	0.8	707,194	0.6
Other commerce	711,040	0.4	1,155,889	0.8	760,383	0.7

	in thousands of R$

	2008				2007

	September	%	June	%	September	%
	30		30		30

Financial intermediaries	914,253	0.6	816,334	0.6	342,383	0.3
Services	31,626,575	19.6	28,528,407	19.1	19,654,639	16.9
Transportation and storage	8,501,823	5.3	7,478,254	5.0	5,379,408	4.6
Civil construction	6,257,435	3.9	5,035,615	3.4	3,583,940	3.1
Real estate activities, rentals and corporate services	5,313,365	3.3	5,046,744	3.4	2,730,572	2.4
Production and distribution of electric power, gas and water	1,919,233	1.2	2,055,810	1.4	1,238,317	1.1
Social services, education, health, defense and social security	1,650,072	1.0	1,559,814	1.1	1,174,720	1.0
Hotel and catering	1,031,740	0.6	840,529	0.5	585,477	0.5
Club, leisure, cultural and sport activities	964,835	0.6	944,533	0.6	825,722	0.7
Holding companies, legal, accounting and business advisory services	889,872	0.6	764,257	0.5	631,197	0.5
Telecommunications	555,176	0.3	659,435	0.4	871,848	0.7
Other services	4,543,024	2.8	4,143,416	2.8	2,633,438	2.3
Agriculture, cattle raising, fishing, forestry and forest exploration	2,115,184	1.3	1,911,849	1.3	1,577,513	1.4
Individuals	63,745,849	39.6	59,959,213	40.4	49,284,667	42.3
Total	160,634,050	100.0	148,408,127	100.0	116,356,981	100.0

f) Breakdown of loan operations and provision for loan losses

Risk Level	in thousands of R$

	Portfolio balance

	Non-performing loans				Total	%	2008		2007

	Past due	Falling due					%	%	%
			Total –non-	Performing			September	June	September
			performing	loans			30	30	30
			loans				YTD	YTD	YTD

AA	–	–	–	28,491,689	28,491,689	17.7	17.7	18.0	16.9
A	–	–	–	74,013,195	74,013,195	46.1	63.8	61.9	64.0
B	298,130	1,803,209	2,101,339	17,346,742	19,448,081	12.1	75.9	74.5	75.4
C	526,124	1,704,845	2,230,969	26,196,186	28,427,155	17.7	93.6	93.4	92.8
Subtotal	824,254	3,508,054	4,332,308	146,047,812	150,380,120	93.6
D	431,396	736,766	1,168,162	1,159,038	2,327,200	1.4	95.0	94.9	94.5
E	381,342	582,654	963,996	257,813	1,221,809	0.8	95.8	95.7	95.3
F	350,590	448,578	799,168	250,938	1,050,106	0.7	96.5	96.5	96.0
G	326,273	350,574	676,847	165,397	842,244	0.5	97.0	97.1	96.7
H	2,365,641	1,540,903	3,906,544	906,027	4,812,571	3.0	100.0	100.0	100.0
Subtotal	3,855,242	3,659,475	7,514,717	2,739,213	10,253,930	6.4
Overall total on September 30, 2008	4,679,496	7,167,529	11,847,025	148,787,025	160,634,050	100.0
%	2.9	4.5	7.4	92.6	100.0
Overall total on June 30, 2008	4,476,823	6,777,382	11,254,205	137,153,922	148,408,127
%	3.0	4.6	7.6	92.4	100.0
Overall total on September 30, 2007	3,838,365	5,599,224	9,437,589	106,919,392	116,356,981
%	3.3	4.8	8.1	91.9	100.0

Risk level										in thousands of R$

	Provision

	Minimum required						Additional	Existing	2008		2007

	% Minimum required provision	Specific

		Past due	Falling due	Total specific					%	%	%
					Generic	Total			On	On	On
									September	June	September
									30 (1)	30 (1)	30 (1)

AA	0.0	–	–	–	–	–	–	–	–	–	–
A	0.5	–	–	–	370,065	370,065	639	370,704	0.5	0.5	0.5
B	1.0	2,981	18,032	21,013	173,467	194,480	2,039	196,519	1.0	1.0	1.0
C	3.0	15,784	51,145	66,929	785,885	852,814	175,180	1,027,994	3.6	3.6	4.3
Subtotal		18,765	69,177	87,942	1,329,417	1,417,359	177,858	1,595,217	1.1	1.1	1.2
D	10.0	43,140	73,677	116,817	115,904	232,721	391,640	624,361	26.8	26.8	26.5
E	30.0	114,403	174,796	289,199	77,343	366,542	220,198	586,740	48.0	48.1	48.6
F	50.0	175,295	224,289	399,584	125,469	525,053	180,897	705,950	67.2	67.4	67.1
G	70.0	228,391	245,402	473,793	115,777	589,570	221,386	810,956	96.3	96.0	94.5
H	100.0	2,365,641	1,540,903	3,906,544	906,027	4,812,571	–	4,812,571	100.0	100.0	100.0
Subtotal		2,926,870	2,259,067	5,185,937	1,340,520	6,526,457	1,014,121	7,540,578	73.5	73.0	73.0
Overall total on September 30, 2008		2,945,635	2,328,244	5,273,879	2,669,937	7,943,816	1,191,979	9,135,795	5.7
%		32.3	25.5	57.8	29.2	87.0	13.0	100.0
Overall total on June 30, 2008		2,763,365	2,043,694	4,807,059	2,662,451	7,469,510	1,182,685	8,652,195		5.8
%		31.9	23.6	55.5	30.8	86.3	13.7	100.0
Overall total on September 30, 2007		2,472,545	1,723,763	4,196,308	2,120,317	6,316,625	1,111,706	7,428,331			6.4
%		33.3	23.2	56.5	28.5	85.0	15.0	100.0

(1) Ratio between existing provision and portfolio by risk level.

g) Movement of allowance for loan losses

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Opening balance	8,652,195	8,103,576	7,825,816	6,646,038
– Specific provision (1)	4,807,059	4,597,802	4,412,783	3,635,341
– Generic provision (2)	2,662,451	2,351,824	2,284,956	1,910,790
– Additional provision (3)	1,182,685	1,153,950	1,128,077	1,099,907
Amount recorded	1,823,900	1,834,342	5,325,079	3,941,930
Amount written-off	(1,340,300)	(1,285,723)	(4,015,100)	(3,231,038)
Balance from acquired institution (4)	–	–	–	71,401
Closing balance	9,135,795	8,652,195	9,135,795	7,428,331
– Specific provision (1)	5,273,879	4,807,059	5,273,879	4,196,308
– Generic provision (2)	2,669,937	2,662,451	2,669,937	2,120,317
– Additional provision (3)	1,191,979	1,182,685	1,191,979	1,111,706

(1) For operations with installments overdue for more than 14 days;
(2) Recorded based on the client/transaction classification and accordingly not included in the preceding item;
(3) The additional provision is recorded based on Management's experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general loan risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682. The additional provision per client was classified according to the corresponding risk levels (Note 10f); and
(4) Represented by Credifar.

h) Recovery and renegotiation

Expenses from allowance for loan losses, net of recoveries of written-off credits.

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Amount recorded	1,823,900	1,834,342	5,325,079	3,941,930
Amount recovered (1)	(345,097)	(311,680)	(888,318)	(593,302)
Expense net of amounts recovered	1,478,803	1,522,662	4,436,761	3,348,628

(1) Classified in income on loan operations (Note 10j).

i) Movement of renegotiated portfolio

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Opening balance	2,765,303	2,671,403	2,682,997	2,708,521
Amount renegotiated	784,114	706,850	2,086,712	1,857,330
Amount received	(654,975)	(414,585)	(1,438,664)	(1,175,820)
Amount written-off	(158,896)	(198,365)	(595,499)	(661,518)
Closing balance	2,735,546	2,765,303	2,735,546	2,728,513
Allowance for loan losses	1,761,603	1,812,159	1,761,603	1,787,457
Percentage on portfolio	64.4%	65.5%	64.4%	65.5%

j) Income on loan and leasing operations

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Discounted trade receivables and other loans	5,067,759	3,907,532	13,015,700	9,555,823
Financings	2,339,674	1,925,375	6,332,893	5,545,876
Rural and agribusiness loans	251,405	278,046	760,777	604,149
Subtotal	7,658,838	6,110,953	20,109,370	15,705,848
Recovery of credits written-off as loss	345,097	311,680	888,318	593,302
Subtotal	8,003,935	6,422,633	20,997,688	16,299,150
Leasing net of expenses	689,777	516,635	1,577,753	625,810
Total	8,693,712	6,939,268	22,575,441	16,924,960

11) Other Receivables

a) Foreign exchange portfolio

Balance sheet accounts

	in thousands of R$

	2008		2007

	September	June	September
	30	30	30

Assets – other receivables
Exchange purchases pending settlement	10,183,756	9,350,004	8,119,361
Foreign exchange acceptances and term documents in foreign currencies	5,682	7,157	6,632
Exchange sale receivables	3,375,270	3,136,095	3,741,824
(-) Advances in local currency received	(271,026)	(383,903)	(345,093)
Income receivable on advances granted	141,047	133,975	98,260
Total	13,434,729	12,243,328	11,620,984
Liabilities – other liabilities
Exchange sales pending settlement	3,416,775	3,104,524	3,727,283
Exchange purchase payables	9,326,502	10,001,156	8,557,374
(-) Advances on foreign exchange contracts	(6,788,059)	(7,575,490)	(6,209,937)
Other	22,789	15,781	16,012
Total	5,978,007	5,545,971	6,090,732
Net foreign exchange portfolio	7,456,722	6,697,357	5,530,252
Memorandum accounts
Imports loans	1,132,745	411,945	291,367
Confirmed exports loans	32,613	35,583	21,574

Exchange results

Breakdown of foreign exchange transactions result adjusted to facilitate presentation

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Foreign exchange operations result	1,244,094	(14,203)	1,625,772	414,457
Adjustments:
– Income on foreign currency financing (1)	240,080	(47,473)	249,009	13,916
– Income on export financing (1)	123,629	88,401	252,363	44,079
– Income on foreign investments (2)	190,445	(17,884)	196,394	36,488
– Expenses from liabilities with foreign bankers (3) (Note 17c)	(2,188,712)	354,660	(2,180,803)	(34,166)
– Other	647,047	(179,420)	432,733	(210,014)
Total adjustments	(987,511)	198,284	(1,050,304)	(149,697)
Adjusted foreign exchange operations result	256,583	184,081	575,468	264,760

(1) Classified in the item “Income on loan operations”;
(2) Demonstrated in the item “Income on securities transactions”; and
(3) Related to funds from financing advances on foreign exchange contracts and import financing, classified in the item “Expenses from borrowing and onlending”.

b) Sundry

	in thousands of R$

	2008		2007

	September	June	September
	30	30	30

Tax credits (Note 34c)	11,036,037	9,916,964	8,674,883
Credit card operations	6,468,452	5,623,073	5,266,227
Borrowers by escrow deposits	5,806,318	5,532,442	4,311,851
Prepaid taxes	1,324,586	1,089,305	1,025,425
Sundry borrowers	1,761,384	1,102,896	832,562
Receivable securities and credits	1,218,281	730,339	691,198
Payments to be reimbursed	526,153	483,289	521,615
Borrowers due to purchase of assets	91,401	108,725	173,237
Other	175,599	173,179	227,326
Total	28,408,211	24,760,212	21,724,324

12) Other Assets

a) Foreclosed assets/others

	in thousand of R$

	Cost	Provision for losses	Residual value

			2008		2007

			September 30	June 30	September 30

Real estate	174,147	(43,421)	130,726	127,529	117,740
Goods subject to special conditions	69,597	(69,597)	–	–	–
Vehicles and similar	248,544	(72,480)	176,064	202,994	72,509
Inventories/storehouse	17,685	–	17,685	16,445	16,747
Machinery and equipment	8,864	(4,886)	3,978	4,313	5,629
Others	8,036	(6,955)	1,081	1,062	1,098
Total on September 30, 2008	526,873	(197,339)	329,534
Total on June 30, 2008	564,667	(212,324)		352,343
Total on September 30, 2007	392,095	(178,372)			213,723

b) Prepaid expenses

	in thousands of R$

	2008		2007

	September	June	September
	30	30	30

Commission on the placement of financing (1)	1,123,189	1,283,360	1,237,016
Partnership agreement in the rendering of banking services (2)	1,579,911	1,463,057	647,700
Insurance selling expenses (3)	279,503	263,397	311,561
Advertising expenses (4)	82,980	96,181	56,114
Insurance expenses and other costs on funding abroad (5)	55,776	49,692	94,400
Others	40,294	52,534	35,700
Total	3,161,653	3,208,221	2,382,491

(1) Commissions paid to storekeepers and car dealers;
(2) Amounts paid for acquisition of right to provide banking services;
(3) Commissions paid to insurance brokers on trade of insurance, private pension plans and certificated savings plans products;
(4) Prepaid advertising expenses, whose disclosure in the media will occur in the future; and
(5) Prepaid insurance expenses and other costs when contracting funding from foreign bankers/investors.

13) Investments

a) Main investments transacted in branches and direct and indirect subsidiaries abroad, which were fully eliminated upon consolidation of the financial statements

Investments in branches and subsidiaries abroad	in thousands of R$

	Balance on 12.31.2007	Transactions in the period (1)	Balance on 9.30.2008	Balance on 6.30.2008	Balance on 9.30.2007

Banco Bradesco S.A. Grand Cayman Branch	6,912,094	2,475,096	9,387,190	6,716,178	6,964,102
Bradport SGPS, Sociedade Unipessoal, Lda.	537,162	(131,071)	406,091	412,134	562,115
Banco Bradesco S.A. New York Branch	298,870	36,104	334,974	275,002	304,029
Banco Bradesco Luxembourg S.A.	268,452	37,417	305,869	249,158	275,267
Others	293,271	380,694	673,965	617,006	299,048
Total	8,309,849	2,798,240	11,108,089	8,269,478	8,404,561

(1) Represented by the exchange variation in the amount of R$753,624 thousand, positive equity in earnings of unconsolidated companies in the amount of R$146,555 thousand, negative adjustment to market value of available-for-sale securities in the amount of R$154,754 thousand and capital increase of R$2,052,815 thousand.

b) Breakdown of investments in the consolidated financial statements

Affiliated companies	in thousands of R$

	2008		2007

	September	June	September
	30	30	30

– IRB - Brasil Resseguros S.A.	433,531	419,761	398,572
– Serasa S.A.	82,047	80,426	–
– BES Investimento do Brasil S.A.	50,603	46,055	24,954
– NovaMarlim Participações S.A.	6,872	6,950	12,417
– Marlim Participações S.A.	2,707	3,383	7,747
– Seguradora Brasileira de Crédito à Exportação S.A. (1)	–	2,078	–
– Others	1,102	695	197
Total in affiliated companies	576,862	559,348	443,887
– Tax incentives	327,812	327,834	329,346
Other investments	268,447	248,465	191,715
Provision for:
Tax incentives	(294,163)	(293,999)	(291,003)
Other investments	(56,051)	(57,435)	(69,181)
Overall total of investments	822,907	784,213	604,764

(1) Company sold in July 2008.

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded to the period ended September 30, 2008 – R$88,426 thousand (September 30, 2007 – R$32,497 thousand), 3Q08 – R$22,601 thousand (2Q08 – R$33,656 thousand).

Companies	in thousands of R$

	Capital stock	Adjusted shareholders’ equity	Number of shares/ quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income (loss)	Adjustment resulting from evaluation (3)

			Common	Preferred			2008			2007

							3rd Qtr.	2nd Qtr.	September 30 YTD	September 30 YTD

IRB-Brasil Resseguros S.A. (1)	1,030,000	2,040,893	–	212	21.24%	359,553	17,792	32,049	76,369	29,869
NovaMarlim Participações S.A. (1)	32,175	40,016	22,100	–	17.17%	5,154	190	358	885	1,835
Marlim Participações S.A. (1)	21,031	22,872	10,999	21,998	11.84%	(5,152)	(972)	188	(610)	(1,695)
BES Investimento do Brasil S.A. – Banco de Investimento (1)	150,000	253,016	7,993	7,993	20.00%	13,230	1,756	(913)	2,646	2,812
Serasa S.A. (2)	145,000	993,548	909	–	8.26%	110,702	3,804	2,013	9,144	–
Other companies	–	–	–	–	–	–	31	(39)	(8)	(324)
Equity in the earnings of affiliated companies							22,601	33,656	88,426	32,497

(1) Unaudited data related to August 31, 2008;
(2) Data related to September 30, 2008; and
(3) Adjustments resulting from evaluation consider results recorded by the companies as from their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable.

14) Premises and Equipment and Leased Assets

It is stated at acquisition cost. Depreciation is calculated based on the straight-line method at annual rates which take into consideration the economic useful lives of the assets.

	in thousands of R$

	Annual rate	Cost	Depreciation	Residual value

				2008		2007

				September 30	June 30	September 30

Premises and equipment:
– Buildings	4%	632,829	(346,133)	286,696	293,573	230,237
– Land	–	413,135	–	413,135	418,288	419,168
Facilities, furniture and equipment in use	10%	2,587,522	(1,452,090)	1,135,432	1,064,455	950,199
Security and communication systems	10%	168,307	(103,359)	64,948	63,373	62,939
Data processing systems	20 to 50%	1,898,958	(1,387,793)	511,165	489,406	450,719
Transportation systems	20%	31,461	(18,125)	13,336	14,057	17,331
Construction in progress	–	81,988	–	81,988	81,830	65,224
Subtotal		5,814,200	(3,307,500)	2,506,700	2,424,982	2,195,817
Leased assets	–	18,128	(8,107)	10,021	9,241	12,695
Total on September 30, 2008		5,832,328	(3,315,607)	2,516,721
Total on June 30, 2008		5,685,484	(3,251,261)		2,434,223
Total on September 30, 2007		5,314,926	(3,106,414)			2,208,512

Premises and equipment of the Bradesco Organization present an unrecorded increase of R$1,555,008 thousand (June 30, 2008 – R$1,547,181 thousand and September 30, 2007 – R$1,191,596 thousand) based on appraisal reports prepared by independent experts in 2008, 2007 and 2006.

The fixed assets to shareholders’ equity ratio in relation to “economic-financial consolidated” reference shareholders’ equity is 17.62% (June 30, 2008 – 16.22% and September 30, 2007 – 14.72%), and in relation to the “financial consolidated” basis is 47.38% (June 30, 2008 – 47.26% and September 30, 2007 – 48.94%), within the maximum 50% limit.

The difference between the fixed assets to shareholders’ equity ratio of the “economic-financial consolidated” and of the “financial consolidated” derives from the existence of non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “consolidated financial.” Whenever necessary, we may reallocate the funds for the financial companies through the payment of dividends/interest on shareholders’ capital to financial companies or corporate reorganization between the financial and non-financial companies, thus allowing the improvement of that ratio.

15) Deferred Charges

a) Goodwill

Goodwill from investment acquisition in Ágora Corretora (Note 1) amounted to R$694,662 thousand, of which R$203,114 thousand represents the difference between book value and market value of shares recorded in Permanent Assets, being amortized after these shares are realized, and R$491,548 thousand representing future profitability/client portfolio, which will be amortized within 5 (five) years. In 3Q08 goodwill in the amount of R$8,193 thousand was amortized.

Goodwill related to companies acquired up to March 31, 2008 was fully amortized, accounting for R$53,030 thousand on March 31, 2008 and R$812,747 thousand on September 30, 2008.

b) Other deferred assets

	in thousands of R$

	Cost	Amortization	Residual value

			2008		2007

			September 30	June 30	September 30

System development	2,070,656	(1,182,835)	887,821	800,681	722,612
Other deferred charges	28,004	(21,477)	6,527	3,387	3,151
Total on September 30, 2008	2,098,660	(1,204,312)	894,348
Total on June 30, 2008	1,965,808	(1,161,740)		804,068
Total on September 30, 2007	1,760,250	(1,034,487)			725,763

16) Deposits, Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Funds from Issuance of Securities

a) Deposits

	in thousands of R$

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	September 30	June 30	September 30

• Demand deposits (1)	26,694,457	–	–	–	26,694,457	25,843,131	22,133,916
• Savings deposits (1)	35,680,823	–	–	–	35,680,823	34,149,450	30,231,187
• Interbank deposits	94,623	121,989	117,206	6,190	340,008	485,275	197,100
• Time deposits (2)	3,828,851	6,045,234	11,955,058	53,699,358	75,528,501	61,343,105	33,483,112
• Other – investment deposits	925,930	–	–	–	925,930	931,375	690,754
Overall total on September 30, 2008	67,224,684	6,167,223	12,072,264	53,705,548	139,169,719
%	48.3	4.4	8.7	38.6	100.0
Overall total on June 30, 2008	65,369,057	8,109,807	7,742,465	41,531,007		122,752,336
%	53.3	6.6	6.3	33.8		100.0
Overall total on September 30, 2007	55,522,724	4,356,867	4,639,834	22,216,644			86,736,069
%	64.0	5.0	5.4	25.6			100.0

(1) Classified as “up to 30 days” without considering average historical turnover; and
(2) It considers the maturities established in investments.

b) Federal funds purchased and securities sold under agreements to repurchase

	in thousands of R$

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	September 30	June 30	September 30

Own portfolio	2,185,127	3,495,243	2,034,059	31,913,507	39,627,936	42,280,082	35,048,603
• Government securities	1,141,817	264,289	475,340	1,688,873	3,570,319	7,358,772	6,612,542
• Debentures of own issuance	204,732	3,149,691	1,558,719	30,114,434	35,027,576	34,006,174	27,072,933
• Foreign	838,578	81,263	–	110,200	1,030,041	915,136	1,363,128
Third-party portfolio (1)	45,512,353	178,879	–	–	45,691,232	52,764,502	25,867,831
Unrestricted portfolio (1)	2,103,857	–	21,258	19,499	2,144,614	3,233,550	7,704,475
Overall total on September 30, 2008 (2)	49,801,337	3,674,122	2,055,317	31,933,006	87,463,782
%	56.9	4.2	2.4	36.5	100.0
Overall total on June 30, 2008 (2)	63,507,850	5,901,039	2,121,835	26,747,410		98,278,134
%	64.6	6.0	2.2	27.2		100.0
Overall total on September 30, 2007 (2)	42,064,458	1,406,629	4,961,216	20,188,606			68,620,909
%	61.3	2.0	7.2	29.5			100.0

(1) Represented by government securities; and
(2) Includes R$15,690,593 thousand (June 30, 2008 – R$13,921,700 thousand and September 30, 2007 – R$12,106,656 thousand) of funds invested in purchase and sale commitments with Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Notes 8a, b and d).

c) Funds from issuance of securities

	in thousands of R$

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	September 30	June 30	September 30

Securities – Local:
• Exchange acceptances	241	–	–	–	241	28,566	671
• Mortgage bond	205,872	307,712	364,220	433	878,237	878,492	857,743
• Letters of credit for agribusiness	–	42,165	492,137	44,663	578,965	–	–
• Other	128,485	–	–	–	128,485	148,286	21,718
• Debentures (1)	–	76,389	–	1,455,357	1,531,746	1,482,324	2,675,167
Subtotal	334,598	426,266	856,357	1,500,453	3,117,674	2,537,668	3,555,299
Securities – Foreign:
• Fixed Rate Note (2)	–	–	–	–	–	–	94,900
• MTN Program Issues (2)	27,985	–	–	227,633	255,618	246,810	1,359,533
• Securitization of future flow of money orders received from abroad (d)	12,197	55,386	104,607	2,764,657	2,936,847	2,465,355	1,273,086
• Securitization of future flow of credit card bill receivables from cardholders resident abroad (d)	671	–	–	240,447	241,118	218,889	314,591
Subtotal	40,853	55,386	104,607	3,232,737	3,433,583	2,931,054	3,042,110
Overall total on September 30, 2008	375,451	481,652	960,964	4,733,190	6,551,257
%	5.7	7.4	14.7	72.2	100.0
Overall total on June 30, 2008	222,929	754,923	281,551	4,209,319		5,468,722
%	4.1	13.8	5.1	77.0		100.0
Overall total on September 30, 2007	378,224	1,255,336	804,756	4,159,093			6,597,409
%	5.7	19.0	12.3	63.0			100.0

(1) This refers to installment of issuances of simple debentures not convertible into shares of Bradesco Leasing S.A. Arrendamento Mercantil, maturing on May 1, 2011 and has a 104% of CDI remuneration, whose installments referring to interest are classified in the short term; and
(2) Issuance of securities in the international market for foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed through long-term liabilities and settled through the future cash flows of the underlying assets, which basically include:

(i) Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) Current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

	in thousands of R$

	Issuance	Transaction amount	Maturity	Total

				2008		2007

				September 30	June 30	September 30

	08.20.2003	595,262	08.20.2010	115,748	113,075	187,219
	07.28.2004	305,400	08.20.2012	130,867	115,228	155,292
	06.11.2007	481,550	05.20.2014	480,352	399,453	462,884
	06.11.2007	481,550	05.20.2014	480,352	399,453	467,691
	12.20.2007	354,260	11.20.2014	384,325	319,598	–
	12.20.2007	354,260	11.20.2014	384,325	319,598	–
Securitization of future flow of money orders received from abroad	03.06.2008	836,000	05.20.2014	960,878	798,950	–
Total		3,408,282		2,936,847	2,465,355	1,273,086
Securitization of future flow of credit card bill receivables from cardholders resident abroad	07.10.2003	800,818	06.15.2011	241,118	218,889	314,591
Total		800,818		241,118	218,889	314,591

e) Expenses with funding and price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Savings deposits	663,744	555,614	1,731,874	1,501,206
Time deposits	2,526,305	1,811,684	5,580,830	3,538,351
Federal funds purchased and securities sold under agreements to repurchase	2,882,215	2,191,668	6,881,998	4,491,112
Funds from issuance of securities	402,416	98,672	703,712	538,207
Other funding expenses	85,152	59,932	197,043	133,484
Subtotal	6,559,832	4,717,570	15,095,457	10,202,360
Expenses for price-level restatement and interest on technical provisions from insurance, private pension plans and certificated savings plans	345,659	1,711,644	3,081,537	3,328,675
Total	6,905,491	6,429,214	18,176,994	13,531,035

17) Borrowing and Onlending

a) Borrowing

	in thousands of R$

	2008						2007

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	September 30	June 30	September 30

Local	431	29	35	131	626	693	892
• Official institutions	4	29	35	131	199	283	534
• Other institutions	427	–	–	–	427	410	358
Foreign	3,703,618	6,328,587	3,277,054	693,646	14,002,905	8,274,368	7,304,410
Overall total on September 30, 2008	3,704,049	6,328,616	3,277,089	693,777	14,003,531
%	26.5	45.2	23.4	4.9	100.0
Overall total on June 30, 2008	854,117	4,877,242	2,108,006	435,696		8,275,061
%	10.3	58.9	25.5	5.3		100.0
Overall total on September 30, 2007	1,033,071	4,001,084	2,042,312	228,835			7,305,302
%	14.1	54.8	28.0	3.1			100.0

b) Onlending

	in thousands of R$

	2008						2007

	Up to 30	From 31 to	From 181 to	More than	September	June	September
	days	180 days	360 days	360 days	30	30	30

Local	1,172,861	2,302,061	2,971,991	10,102,689	16,549,602	15,271,389	13,425,606
• National treasury	–	–	86,679	–	86,679	29,782	37,833
• BNDES	270,518	1,110,269	1,300,970	3,917,904	6,599,661	6,137,587	6,127,793
• CEF	1,662	6,545	7,706	85,171	101,084	103,003	95,250
• Finame	900,681	1,185,240	1,576,630	6,098,847	9,761,398	9,000,231	7,163,296
• Other institutions	–	7	6	767	780	786	1,434
Foreign	1,426,605	–	–	–	1,426,605	1,189,880	4,416
Overall total on September 30, 2008	2,599,466	2,302,061	2,971,991	10,102,689	17,976,207
%	14.5	12.8	16.5	56.2	100.0
Overall total on June 30, 2008	798,461	3,755,699	2,849,363	9,057,746		16,461,269
%	4.9	22.8	17.3	55.0		100.0
Overall total on September 30, 2007	799,600	2,553,720	2,159,993	7,916,709			13,430,022
%	6.0	19.0	16.1	58.9			100.0

c) Borrowing and onlending expenses

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Borrowing:
• Local	123	274	515	343
• Foreign	49,651	26,139	109,649	76,713
Subtotal borrowing	49,774	26,413	110,164	77,056

Local onlending:
• National treasury	502	427	1,393	2,847
• BNDES	122,134	119,628	358,870	336,187
• CEF	2,467	2,153	6,682	5,527
• Finame	227,223	155,602	544,486	422,563
• Other institutions	42	21	84	95

Foreign onlending:
• Payables to foreign bankers (Note 11a)	2,188,712	(354,660)	2,180,803	34,166
• Other expenses with foreign onlending	248,903	(204,461)	182,783	(288,500)
Subtotal onlending	2,789,983	(281,290)	3,275,101	512,885

Total	2,839,757	(254,877)	3,385,265	589,941

18) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

a) Contingent assets

Contingent assets are not recognized on an accounting basis; however, there are proceedings whose prospects of success are good. The main one is:

– PIS – R$52,810 thousand: it pleads the compensation of PIS on the Operating Gross Revenue, collected under the terms of the Decree Laws 2,445 and 2,449/88, in what exceeded the amount due under the terms of the Supplementary Law 07/70 (PIS Repique).

The claim of ILL refunding, introduced by article 35 of Law 7,713/88, is no longer disclosed due to the fact that a favorable out come is no longer probable, pursuant to our legal advisors’ opinion.

b) Contingent liabilities classified as probable losses and legal liabilities – tax and social security

The Bradesco Organization is currently party to a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of our legal advisors; the types of lawsuit; similarity with previous lawsuits; complexity and positioning the courts, whenever loss is deemed probable.

The Organization’s Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

The liability related to the legal liability in judicial discussion is maintained until the definite win of the lawsuit, represented by a favorable judicial decision, for which resources are not provided, or its prescription.

I – Labor claims

These are claims brought by former employees seeking indemnity, especially the payment of unpaid overtime. In the proceedings requiring judicial deposit, the amount of the labor claims is recorded considering the effective perspective of loss of these deposits. For the other proceedings, the provision is recorded based on the average value determined by the total payments made of the claims ended in the last 12 months, considering the year of the determination of judicial deposits.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and, accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II – Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks, the inclusion of information about debtors in the restricted credit registry and the reposition of inflation rates excluded as a result of economic plans. These lawsuits are individually controlled and provisioned whenever the loss is evaluated as probable, considering the opinion of our legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of courts.

The issues discussed in the lawsuits usually are not events that cause a representative impact on the interest income. Most of these lawsuits are brought at the JEC, in which the requests are limited to 40 minimum wages. Moreover, approximately 50% of JEC’s lawsuits are judged unfounded and the amount of the condemnation imposed corresponds to the historical average of only 5% of the total amount claimed.

It is worth pointing out the increase in claims pleading the incidence of inflation rates which were excluded as a result of the savings accounts balance restatement due to Economic Plans (specially Bresser and Verão Economic Plans), although the Bank had complied with the legal requirements in force at the time.

At present, there are no significant administrative lawsuits in course, filed as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s interest income.

III – Legal liabilities – tax and social security

The Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of our legal advisors.

The main matters are:

– Cofins – R$2,258,706 thousand: moves to calculate and collect Cofins, as from October 2005, on the effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of Article 3 of Law 9,718/98;

– CSLL – R$1,378,595 thousand: questions CSLL required from financial institutions in the reference years from 1995 to 1998 at rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

– IRPJ/Loan Losses – R$611,375 thousand: moves to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of the effective and definite losses, total or partial, suffered in the reference years from 1997 to 2006, in the reception of credits, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to the temporary losses;

– INSS Autonomous Brokers – R$598,400 thousand: it discusses the incidence of the social security contribution on the remunerations paid to autonomous service providers, established by the Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to the policyholders, thus being out of the incidence field of the contribution provided for in the item I, Article 22, of Law 8,212/91, with new wording in Law 9,876/99;

– CSLL – R$498,934 thousand: it pleads the non-collection of CSLL of the reference years from 1996 to 1998, years in which some companies of the Bradesco Organization did not have employees, since the item I, Article 195, of the Federal Constitution provides that this contribution is only due by employers; and

– PIS – R$260,847 thousand: moves for the compensation of the amounts unduly overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e., operating gross revenue, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

IV – Provisions divided by nature

	in thousands of R$

	2008		2007

	September	June	September
	30	30	30

Labor claims	1,567,463	1,554,022	1,228,063
Civil lawsuits	1,476,264	1,513,933	1,061,770
Subtotal (1)	3,043,727	3,067,955	2,289,833
Tax and social security (2)	7,128,623	7,118,869	6,465,437
Total	10,172,350	10,186,824	8,755,270
(1) Note 20b; and
(2) Classified under item “Other liabilities – tax and social security” (Note 20a).

V – Movement of Provisions

	in thousands of R$

	2008

	Labor claims	Civil lawsuits	Tax and social security (1)

At the beginning of the period	1,492,229	1,413,673	6,310,924
Monetary restatement	143,960	150,299	353,792
Constitutions/Reversals	242,243	166,738	590,406
Balance acquired	2,351	–	–
Payments	(313,320)	(254,446)	(126,499)
At the end of the period	1,567,463	1,476,264	7,128,623
(1) It comprises, substantially, legal liabilities.

c) Contingent Liabilities classified as possible losses

The Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff” or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non-success. In this context the contingent proceedings evaluated as risk of possible loss are not recognized on an accounting basis, and the main proceedings are related to leasing companies’ ISSQN, in the amount of R$128,355 thousand. In this proceeding, the demand of the referred tax by municipalities other than those where the companies are set up and to which the tax is collected in compliance with law is discussed.

19) Subordinated Debt

Instrument	Issuance	in thousands of R$

		Amount of the operation			2008		2007

			Maturity	Remuneration	September	June	September
					30	30	30

In Brazil:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate – Cetip	1,443,240	1,398,436	1,293,008
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	114,106	110,353	101,455
Subordinated CDB	October/2002	200,000	2012	102.5% of CDI rate	506,119	490,021	452,192
Subordinated CDB	October/2002	500,000	2012	100.0% of CDI rate + 0.87% p.a.	1,302,241	1,259,024	1,156,456
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	83,883	81,240	75,028
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	161,998	156,919	144,976
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	165,087	159,912	147,740
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	335,163	324,605	299,781
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,399,943	1,354,774	1,248,717
Subordinated CDB	February/2006	1,171,022	2011	104.0% of CDI rate	1,625,860	1,573,401	1,450,230
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	971,949	940,589	866,956
Subordinated CDB	June/2006	1,100,000	2011	103.0% of CDI rate	1,439,642	1,393,631	1,285,539
Subordinated CDB	July /2006	13,000	2011	102.5% of CDI rate	16,961	16,421	15,153
Subordinated CDB	July/2006	505,000	2011	103.0% of CDI rate	657,732	636,711	587,327
Subordinated CDB	August/2006	5,000	2011	102.5% of CDI rate	6,433	6,229	5,748
Subordinated CDB	May/2007	995,978	2012	103.0% of CDI rate	1,166,939	1,129,644	1,042,028
Subordinated CDB	October /2007	13,795	2012	100.0% of CDI rate + 0.344% p.a.	15,367	14,877	–
Subordinated CDB	October/2007	110,000	2012	IPCA + (7.102% p.a. to 7.367% p.a.)	124,648	120,634	–

Instrument	Issuance	in thousands of R$

		Amount of the operation			2008		2007

			Maturity	Remuneration	September	June	September
					30	30	30

Subordinated CDB	November /2007	390,000	2012	100.0% of CDI rate + 0.344% p.a.	431,201	417,449	–
Subordinated CDB	November/2007	164,000	2012	IPCA + (7.446% p.a. to 7.593% p.a.)	185,127	179,467	–
Subordinated CDB	December /2007	1,552,500	2012	100.0% of CDI rate + 0.344% p.a.	1,700,250	1,645,406	–
Subordinated CDB	December/2007	10,000	2012	IPCA + 7.632% p.a.	11,211	10,883	–
Subordinated CDB	January/2008	30,000	2012	100.0% of CDI rate + 0.344% p.a.	32,602	31,562	–
Subordinated CDB	February/2008	85,000	2012	IPCA + (7.44% p.a. – 7.897% p.a.)	92,540	89,507	–
Subordinated CDB	February/2008	200,000	2012	100.0% of CDI rate + 0.4914% p.a.	215,420	208,471	–
Subordinated CDB	April/2008	20,000	2013	IPCA + 7.90% p.a.	21,375	20,714	–
Subordinated CDB	May/2008	10,000	2013	IPCA + 8.20% p.a.	10,585	10,258	–
Subordinated CDB	July/2008	230,000	2013	100.0% of CDI rate + 1.0817% p.a.	237,318	–	–
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	–	311,417	302,437
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	316,120	305,707	315,153
Subtotal in Brazil		10,485,046			14,791,060	14,398,262	10,789,924
Abroad:
Subordinated debt (Dollar)	December/2001	353,700	2011	10.25% rate p.a.	294,219	238,445	282,153
Subordinated debt (Yen) (1)	April/2002	315,186	2012	4.05% rate p.a.	267,025	216,674	256,507
Subordinated debt (Dollar)	October/2003	1,434,750	2013	8.75% rate p.a.	989,716	805,456	949,981
Subordinated debt (Euro)	April/2004	801,927	2014	8.00% rate p.a.	623,769	569,031	606,890
Subordinated debt (Dollar) (2)	June/2005	720,870	–	8.875% rate p.a.	578,254	480,866	555,478
Subtotal abroad		3,626,433			2,752,983	2,310,472	2,651,009
Overall total		14,111,479			17,544,043	16,708,734	13,440,933
(1) Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.; and
(2) In June 2005, a perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and upon previous authorization of Bacen, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in writing by Bacen that securities may no longer be included in the consolidated capital, for capital adequacy ratio calculation purposes.

20) Other Liabilities

a) Tax and social security

		in thousands of R$

	2008		2007

	September	June	September
	30	30	30

Provision for tax risks (Note 18b IV)	7,128,623	7,118,869	6,465,437
Provision for deferred income tax (Note 34f)	2,022,492	1,976,714	1,627,792
Taxes and contributions on profits payable	1,175,044	1,633,734	1,867,512
Taxes and contributions collectible	517,804	478,895	442,263
Total	10,843,963	11,208,212	10,403,004

b) Sundry

		in thousands of R$

	2008		2007

	September	June	September
	30	30	30

Credit card operations	5,382,390	5,081,726	5,119,746
Provision for payments to be made	3,742,089	3,201,018	3,027,019
Provision for contingent liabilities (civil and labor) (Note 18b IV)	3,043,727	3,067,955	2,289,833
Sundry creditors	1,751,906	1,541,098	1,267,918
Liabilities for acquisition of assets and rights	250,529	145,197	111,021
Liabilities for official agreements	329,522	412,347	95,730
Others	780,476	455,833	322,891
Total	15,280,639	13,905,174	12,234,158

21) Insurance, Private Pension Plans and Certificated Savings Plans Operations

a) Provisions by account

	in thousands of R$

	Insurance (1)			Life and Private Pension Plans (2)			Certificated Savings Plans			Total

	2008		2007	2008		2007	2008		2007	2008		2007

	September	June	September	September	June	September	September	June	September	September	June	September
	30	30	30	30	30	30	30	30	30	30	30	30

Current and long-term liabilities
Mathematical provision for benefits to be
granted	–	–	–	44,501,251	43,973,120	38,415,811	–	–	–	44,501,251	43,973,120	38,415,811
Mathematical provision for benefits
granted	–	–	–	4,197,102	4,125,635	3,740,193	–	–	–	4,197,102	4,125,635	3,740,193
Mathematical provision for redemptions	–	–	–	–	–	–	2,164,390	2,101,173	1,954,968	2,164,390	2,101,173	1,954,968
IBNR Provision	1,230,544	1,243,787	1,198,660	417,577	407,764	386,242	–	–	–	1,648,121	1,651,551	1,584,902
Unearned premiums provision	1,535,530	1,440,756	1,585,071	53,403	48,150	45,649	–	–	–	1,588,933	1,488,906	1,630,720
Provision for contribution insufficiency (3)	–	–	–	2,679,349	2,625,683	2,190,721	–	–	–	2,679,349	2,625,683	2,190,721
Provision for unsettled claims	696,353	704,007	706,316	620,803	602,164	523,836	–	–	–	1,317,156	1,306,171	1,230,152
Financial fluctuation provision	–	–	–	641,185	629,384	563,563	–	–	–	641,185	629,384	563,563
Premium insufficiency provision	–	–	25	478,787	482,021	453,608	–	–	–	478,787	482,021	453,633
Financial surplus provision	–	–	–	340,431	410,660	405,931	–	–	–	340,431	410,660	405,931
Provision for drawings and redemptions	–	–	–	–	–	–	414,013	403,306	381,864	414,013	403,306	381,864
Provision for administrative expenses	–	–	–	146,295	171,929	234,946	79,853	76,520	70,760	226,148	248,449	305,706
Provision for contingencies	–	–	–	–	–	–	10,147	10,781	10,750	10,147	10,781	10,750
Other provisions	2,227,282	2,206,238	2,005,173	453,916	404,661	444,787	–	–	–	2,681,198	2,610,899	2,449,960

Total provisions	5,689,709	5,594,788	5,495,245	54,530,099	53,881,171	47,405,287	2,668,403	2,591,780	2,418,342	62,888,211	62,067,739	55,318,874
(1) “Other provisions” basically refer to the technical provision in the “individual health” portfolio created in order to cover the differences of future premium adjustments and those necessary to the portfolio’s technical balance, by adopting a constant formulation of Actuarial Technical Note approved by ANS;
(2) Includes insurance operations for individuals and private pension plans; and
(3) The contribution insufficiency provision is calculated according to the mitigated biometric table AT-2000, improved by 1.5% considering males separated from females, who have higher life expectancy, and actual interest rate of 4.3% p.a.

b) Technical provisions by product

	in thousands of R$

	Insurance			Life and Private Pension Plans			Certificated Savings Plans			Total

	2008		2007	2008		2007	2008		2007	2008		2007

	September	June	September	September	June	September	September	June	September	September	June	September
	30	30	30	30	30	30	30	30	30	30	30	30

Health (1)	3,384,746	3,331,525	3,007,209	–	–	–	–	–	–	3,384,746	3,331,525	3,007,209
Auto/RCF	1,641,047	1,599,635	1,835,364	–	–	–	–	–	–	1,641,047	1,599,635	1,835,364
Dpvat	77,967	78,733	72,997	150,615	148,073	109,928	–	–	–	228,582	226,806	182,925
Life	18,725	20,706	35,935	2,228,663	2,157,591	1,972,939	–	–	–	2,247,388	2,178,297	2,008,874
Basic lines	567,224	564,189	543,740	–	–	–	–	–	–	567,224	564,189	543,740
PGBL	–	–	–	9,907,641	9,762,530	8,989,562	–	–	–	9,907,641	9,762,530	8,989,562
VGBL	–	–	–	26,778,414	26,523,104	22,345,045	–	–	–	26,778,414	26,523,104	22,345,045
Traditional plans	–	–	–	15,464,766	15,289,873	13,987,813	–	–	–	15,464,766	15,289,873	13,987,813
Certificated savings plans	–	–	–	–	–	–	2,668,403	2,591,780	2,418,342	2,668,403	2,591,780	2,418,342
Total technical provisions	5,689,709	5,594,788	5,495,245	54,530,099	53,881,171	47,405,287	2,668,403	2,591,780	2,418,342	62,888,211	62,067,739	55,318,874
(1) See Note 21a, item 1.

c) Guarantees of technical provisions

	in thousands of R$

	Insurance			Life and Private Pension Plans			Certificated Savings Plans			Total

	2008		2007	2008		2007	2008		2007	2008		2007

	September	June	September	September	June	September	September	June	September	September	June	September
	30	30	30	30	30	30	30	30	30	30	30	30

Investment fund quotas (VGBL and PGBL)	–	–	–	36,686,055	36,285,634	31,334,607	–	–	–	36,686,055	36,285,634	31,334,607
Investment fund quotas (excluding
VGBL and PGBL)	5,232,709	5,197,499	4,933,053	13,531,312	13,499,860	12,839,848	2,352,748	2,238,606	2,187,487	21,116,769	20,935,965	19,960,388
Government securities	72,136	70,332	78,556	3,018,775	2,971,629	2,660,174	–	–	–	3,090,911	3,041,961	2,738,730
Private securities	41,655	–	464	937,573	500,893	469,732	162,155	129,893	110,950	1,141,383	630,786	581,146
Shares	3,150	27,042	2,996	460,547	646,384	137,443	243,224	292,936	169,445	706,921	966,362	309,884
Receivables	507,833	469,717	571,634	–	–	–	–	–	–	507,833	469,717	571,634
Real estate	7,393	7,444	11,136	–	–	–	10,325	10,369	10,565	17,718	17,813	21,701
Deposits retained at IRB and court deposits	6,774	69,303	69,565	65,025	64,637	48,912	–	–	–	71,799	133,940	118,477
Total guarantees of technical provisions	5,871,650	5,841,337	5,667,404	54,699,287	53,969,037	47,490,716	2,768,452	2,671,804	2,478,447	63,339,389	62,482,178	55,636,567

d) Retained premiums from insurance, private pension plans contributions and certificated savings plans

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Premiums written	2,870,560	2,690,927	7,928,517	7,389,740
Supplementary private pension plan contributions (including VGBL)	2,598,523	2,732,093	7,975,665	7,194,801
Revenues from certificated savings plans	442,979	407,639	1,222,935	1,138,609
Coinsurance premiums granted	(64,329)	(55,391)	(120,879)	(327,912)
Refunded premiums	(26,317)	(18,938)	(61,532)	(91,163)
Net premiums written	5,821,416	5,756,330	16,944,706	15,304,075
Reinsurance premiums	(84,333)	(89,947)	(256,124)	(499,582)
Retained premiums from insurance, private pension plans and
certificated savings plans (1)	5,737,083	5,666,383	16,688,582	14,804,493
(1) See Note 4b.

22) Minority Interest in Subsidiaries

		in thousands of R$

	2008		2007

	September	June	September
	30	30	30

Banco Bradesco BBI S.A. (1)	403,268	–	–
Andorra Holdings S.A.	154,646	150,860	111,803
Celta Holding S.A. (2)	57,401	–	–
Banco Alvorada S.A.	7,681	7,558	6,583
Baneb Corretora de Seguros S.A.	3,829	3,732	3,583
Indiana Seguros S.A.	–	–	54,194
Other minority shareholders	189	32	489
Total	627,014	162,182	176,652
(1) Reduction in ownership interest due to the acquisition of Ágora Corretora, upon the assignment of Banco Bradesco BBI’s shares to former controlling shareholders of Ágora Corretora;
(2) The company is now fully consolidated due to the ownership interest increase.

23) Shareholders’ Equity (Parent Company)

a) Breakdown of capital stock in number of shares

Fully subscribed and paid-up capital stock comprises non-par registered, book-entry shares, as follows:

	2008		2007

	September	June	September
	30	30	30

Common shares	1,534,934,979	1,534,934,979	1,010,165,730
Preferred shares	1,534,934,821	1,534,934,821	1,010,754,450
Subtotal	3,069,869,800	3,069,869,800	2,020,920,180
Treasury (common shares)	(80,200)	(53,700)	(828,700)
Treasury (preferred shares)	(34,600)	(34,600)	(850,100)
Total outstanding shares	3,069,755,000	3,069,781,500	2,019,241,380

b) Movement of the capital stock in number of shares

	Common Shares	Preferred Shares	Total

Number of outstanding shares on December 31, 2007	1,009,337,030	1,009,336,926	2,018,673,956
Shares acquired and not cancelled	(1,600)	(1,600)	(3,200)
Increase through share subscription	13,953,489	13,953,488	27,906,977
Increase from 50% stock bonus	511,644,460	511,644,407	1,023,288,867
Number of outstanding shares on March 31, 2008	1,534,933,379	1,534,933,221	3,069,866,600
Shares acquired and not cancelled	(52,100)	(33,000)	(85,100)
Number of outstanding shares on June 30, 2008	1,534,881,279	1,534,900,221	3,069,781,500
Shares acquired and not cancelled	(26,500)	–	(26,500)
Number of outstanding shares on September 30, 2008	1,534,854,779	1,534,900,221	3,069,755,000

The Special Shareholders’ Meeting held on January 4, 2008 resolved to increase the capital stock by R$1,200,000 thousand, increasing it from R$19,000,000 thousand to R$20,200,000 thousand, by means of the issuance of 27,906,977 new shares, all non-par registered, book-entry shares, 13,953,489 of which are common shares and 13,953,488 are preferred shares, at the price of R$43.00 per share, by means of the private subscription by shareholders from January 22 to February 22, 2008, in the proportion of 1.382441029% on the stock position that each one had on the date of the meeting. Shareholders paid the shares subscribed on March 17, 2008, accounting for 94.29% of the shares; the remaining ones, which account for 5.71% of the total offer, were sold in an auction carried out on March 19, 2008 on Bovespa and the financial settlement took place on March 25, 2008. The excess of the amount allocated to the capital stock, in the amount of R$6,874 thousand, calculated by the difference between the issuance price and the sale price of shares in auction, was recorded in the “Capital Reserve – Share Goodwill” account. The process was ratified by Bacen on March 27, 2008.

The Special Shareholders’ Meeting held on March 24, 2008 resolved to increase the capital stock in the amount of R$2,800,000 thousand, raising it from R$20,200,000 thousand to R$23,000,000 thousand, by using part of the balance of “Profit Reserves – Statutory Reserve”, attributing to the Company’s shareholders, free of charge, as a bonus, one (1) new share of the same type for each two (2) shares owned. 1,023,288,867 non-par registered, book-entry shares were issued, 511,644,460 of which are common shares and 511,644,407 are preferred shares.

Simultaneously and in the same proportion to the transaction in the Brazilian Market, Depositary Receipts (DRs) were granted as a bonus in the NYSE and Latibex markets, and investors received one (1) new DR for each two (2) DRs owned, which continued to be traded in the proportion of one (1) preferred share for one (1) DR, in the respective markets. The process was ratified by Bacen on March 27, 2008.

c) Interest on shareholders’ capital/Dividends

Preferred shares have no voting rights, but are entitled to all rights and advantages attributed to common shares and, in compliance with Bradesco’s Bylaws, have priority for repayment of capital and ten per cent (10%) additional of interest on shareholders’ capital and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/1976, with the new wording in Law 10,303/2001.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ capital and/or dividends, which correspond to at least 30% of the net income for the year, adjusted in accordance with the Brazilian Corporation Law.

Interest on shareholders’ capital is calculated based on the shareholders' equity accounts and limited to the variation in the Federal Government TJLP, subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to, or exceed twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing the interest on shareholders’ capital, at the maximum amount calculated pursuant to prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

At a meeting held on March 17, 2008, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of monthly dividends to shareholders as from May 2, 2008, replacing monthly interest on shareholders’ capital, at the amount of R$0.018026250 per common share and R$0.019828875 per preferred share. After the 50% bonus, the shareholders’ monthly remuneration is now R$0.012017500 per common share and R$0.013219250 per preferred share.

At a meeting held on June 27, 2008, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of interim dividends to shareholders related to the 1H08, in the amount of R$0.120175 per common share and R$0.1321925 per preferred share, whose payment was made on July 21, 2008.

The calculation of interest on shareholders’ capital and dividends related to the period of 2008 is shown as follows:

	in thousands	% (1)
	of R$

Net income for the period	6,015,151
(-) Legal reserve	(300,758)
Adjusted calculation basis	5,714,393

Monthly interest on shareholders’ capital, paid	114,598
Supplementary interest on shareholders’ capital, provisioned (payable)	1,337,603
Interest on shareholders’ capital (gross)	1,452,201
Withholding income tax on interest on shareholders’ capital	(217,830)
Interest on shareholders’ capital (net) on September 30, 2008 YTD	1,234,371
Paid monthly dividends	232,708
Paid interim dividends	387,000
Interest on shareholders’ capital (net) and dividends on September 30, 2008 YTD	1,854,079	32.45%
Interest on shareholders’ capital (net) and dividends on September 30, 2007 YTD	1,901,205	31.50%
(1) Percentage of interest on shareholders’ capital/dividends over adjusted calculation basis.

Interest on shareholders’ capital and dividends were paid and provisioned as follows:

Description	in thousands of R$

	Per share (gross) (1)		Gross paid/ provisioned amount	IRRF (15%)	Net paid/ provisioned amount

	Common	Preferred

Monthly interest on shareholders’ capital	0.105973	0.116570	333,210	49,981	283,229
Supplementary and provisioned interest on shareholders’ capital	0.399020	0.438922	1,257,384	188,608	1,068,776
Supplementary interim dividends	0.174256	0.191681	549,200	–	549,200
Total in September 30, 2007 YTD	0.679249	0.747173	2,139,794	238,589	1,901,205

Supplementary and provisioned interest on shareholders’
capital	0.064145	0.070560	215,409	32,311	183,098
Monthly dividends	0.036053	0.039658	116,183	–	116,183
Interim dividends (2)	0.120175	0.132193	387,000	–	387,000
Total in 2Q08	0.220373	0.242411	718,592	32,311	686,281

Supplementary and provisioned interest on shareholders’
capital	0.154071	0.169478	496,592	74,489	422,103
Monthly dividends	0.036053	0.039658	116,525	–	116,525
Total in 3Q08	0.190124	0.209136	613,117	74,489	538,628

Monthly interest on shareholders’ capital	0.036053	0.039658	114,598	17,190	97,408
Supplementary and provisioned interest on shareholders’
capital	0.414983	0.456481	1,337,603	200,640	1,136,963
Monthly dividends	0.072106	0.079316	232,708	–	232,708
Interim dividends (2)	0.120175	0.132193	387,000	–	387,000
Total in September 30, 2008 YTD	0.643317	0.707648	2,071,909	217,830	1,854,079
(1) Adjusted by the 50% stock bonus occurred in March 2008; and
(2) Resolved by the Board of Directors as of June 27, 2008, and paid on July 21, 2008.

d) Capital and Profit Reserves

		in thousands of R$

	2008		2007

	September	June	September
	30	30	30

Capital reserves	62,614	63,171	55,624
Profit reserves	10,974,986	9,677,868	8,453,706
• Legal reserve (1)	1,778,395	1,682,883	1,367,993
• Statutory reserve (2)	9,196,591	7,994,985	7,085,713
(1) Mandatorily recorded based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses; and
(2) With a view to maintaining the operating margin compatible with the development of Company’s lending operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited to 95% of Paid-up Capital Stock.

d) Treasury shares

Up to September 30, 2008, 80,200 common shares and 34,600 preferred shares were acquired and held in treasury, in the amount of R$3,750 thousand. The minimum, weighted average and maximum cost per share is, respectively, R$24.20648, R$32.66324 and R$38.33945. These shares’ market value on September 30, 2008 was R$25.99 per common share and R$29.44 per preferred share.

The Special Shareholders’ Meeting held on January 4, 2008 resolved to cancel 2,246,224 non-par registered, book-entry shares, 828,700 of which are common shares and 1,417,524 are preferred shares held in Treasury up to December 31, 2007. The proceeding was ratified by Bacen on February 14, 2008.

24) Fee and Commission Income

			in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Card income	779,262	713,175	2,169,704	1,760,705
Checking account	557,138	575,963	1,710,901	1,747,872
Loan operations	355,629	406,796	1,261,406	1,413,243
Asset management	407,368	392,714	1,184,724	1,054,254
Collections	252,084	241,934	719,566	632,380
Interbank fee	89,456	86,177	258,696	236,118
Custody and brokerage services	78,725	76,489	226,921	168,946
Consortium management	83,561	78,617	233,820	171,575
Tax payments	59,812	58,245	177,584	198,725
Other	156,134	144,563	454,049	525,912
Total	2,819,169	2,774,673	8,397,371	7,909,730

25) Personnel Expenses

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Compensation	910,120	852,438	2,570,145	2,290,329
Benefits	341,538	322,072	1,014,832	991,873
Social charges	328,784	313,343	939,897	837,409
Employee profit sharing	138,410	133,369	428,764	372,787
Provision for labor claims	77,755	71,151	261,270	205,927
Training	28,194	22,756	61,575	51,041
Total	1,824,801	1,715,129	5,276,483	4,749,366

26) Other Administrative Expenses

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Third-party services	576,279	479,517	1,501,652	1,160,846
Communication	264,303	253,843	777,815	689,671
Depreciation and amortization	148,881	173,805	460,407	401,280
Financial system services	163,090	154,569	462,338	389,868
Advertising and promotions	150,153	160,274	432,799	369,457
Transportation	145,368	137,988	416,572	380,734
Rentals	115,402	109,387	332,047	297,730
Data processing	119,663	107,565	324,743	292,780
Asset maintenance and conservation	94,681	85,897	269,674	214,506
Asset leasing	88,875	86,541	249,677	153,637
Security and vigilance	57,490	51,909	160,083	142,533
Water, electricity and gas	42,856	44,904	134,900	129,545
Materials	52,103	46,450	144,056	144,924
Travels	23,005	22,956	64,942	49,681
Other	68,454	52,987	162,484	121,544
Total	2,110,603	1,968,592	5,894,189	4,938,736

27) Tax Expenses

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Cofins Contribution	240,427	425,734	1,066,117	1,110,889
ISS	75,765	86,331	249,726	254,804
CPMF Expenses	–	–	–	178,867
PIS Contribution	49,216	78,698	198,246	191,384
IPTU Expenses	5,431	7,065	26,506	28,169
Others	36,730	26,911	103,036	91,796
Total	407,569	624,739	1,643,631	1,855,909

28) Other Operating Income

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Other interest income	148,102	111,703	379,142	327,907
Reversal of other operating provisions	274,165	95,370	448,928	307,037
Income on sale of goods	15,270	17,703	59,980	65,793
Revenues from recovery of charges and expenses	17,448	15,161	48,089	41,289
Others	89,013	83,914	261,492	320,725
Total	543,998	323,851	1,197,631	1,062,751

29) Other Operating Expenses

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Other interest expenses	543,286	507,472	1,518,278	1,273,930
Sundry losses expenses	300,969	293,577	830,513	710,379
Cost of goods sold and services rendered	191,515	185,368	571,049	549,469
Expenses with other operating provisions	77,675	106,723	368,375	295,066
Goodwill amortization	8,193	–	8,193	–
Others	323,513	335,723	972,034	648,044
Total	1,445,151	1,428,863	4,268,442	3,476,888

30) Non-Operating Income

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Result on sale and write-off of assets and investments (1)	(15,621)	3,423	395,119	674,235
Recording of non-operating provisions	9,117	(25,717)	(32,537)	(5,664)
Others	14,361	1,690	26,904	8,321
Total	7,857	(20,604)	389,486	676,892

(1)      In 2008 it basically comprises the result of the partial sale of the equity interest in Visa Inc. in the amount of R$352,402 thousand, originated from IPO process, and in 2007 the result of the partial sale of the investment in Serasa of R$599,209 thousand.

31) Transactions with Parent Companies and Subsidiaries

Transactions with parent companies, subsidiaries and jointly-controlled companies (direct or indirect) are carried out in conditions and rates compatible with those practiced with third parties, effective on the dates of the operations, and are represented as follows:

	in thousands of R$

	2008		2007

	September 30	June 30	September 30

Assets
Foreign currency investments	173,368	111,882	62,257
Interbank deposits	35,975,278	30,142,424	26,554,002
Investments in open market	47,216	45,744	48,334
Securities and derivative financial instruments	39,840,612	38,556,059	28,075,278
Loan operations	–	–	11,810
Remuneration on shareholders’ capital and dividends	3,759,991	2,819,887	3,117,014
Amounts receivable/payable	5,729	5,461	5,419

Liabilities
Demand deposits	(140,488)	(69,302)	(81,887)
Time deposits	(85,237)	(595,661)	(117,342)
Federal funds purchased and securities sold under agreements to repurchase	(8,835,414)	(7,867,694)	(1,355,225)
Funds in interbank deposits	(62,515,176)	(55,577,954)	(40,250,108)
Funds from debentures	(885,943)	(3,341,575)	(147,965)
Securities abroad	(172,067)	(156,328)	(237,031)
Borrowing and onlending abroad	(733,423)	(482,217)	(140,031)
Derivative financial instruments	(46,355)	(8,173)	(9,346)
Social and statutory	(22,413)	(129,878)	(41,711)
Subordinated debts	(102,345)	(35,288)	(794,990)
Service rendering	(20,796)	(30,257)	(33,646)

Income
Securities	3,181,546	1,922,240	2,331
Derivative financial instruments	4,667	3,205	34,975
Fee and commission income	12,306	6,620	9,435

Expenses
Federal funds purchased and securities sold under agreements to repurchase	(5,349,887)	(3,189,830)	(3,446,567)
Borrowing and onlending	(7,543)	(5,064)	(5,858)
Other administrative expenses	(102,409)	(77,551)	(59,711)
Other operating expenses	(319,960)	(207,340)	(240,825)
The related parties with non-consolidated controlling companies are the following:
Fundação Bradesco, Cidade de Deus Companhia Comercial de Participações, Elo Participações e Investimentos S.A and Nova Cidade de Deus Participações S.A.
Transactions with subsidiaries and jointly-controlled investments were completely excluded from the consolidated financial statements.

32) Financial Instruments

a) Risk Management Process

Bradesco approaches on an integrated basis the management of all risks inherent to its activities, supported by its Internal Controls and Compliance structure. Such multidisciplinary vision enables the improvement of risk management standards and avoids the existence of gaps which may jeopardize its correct identification and measurement.

Credit Risk Management

Credit risk is the possibility that a counterparty of a loan or financial operation may not wish or may suffer some change in its ability to comply with its contractual liabilities, which may generate losses for the Organization.

Aiming at mitigation of credit risk, Bradesco continuously works in the follow-up of credit activities processes, in improvements, examination and preparation of inventories of loan assignment and recovery standards, in the monitoring of concentrations and identification of new components offering credit risks.

In addition, efforts focused on the use of advanced standards of risk measurement and on the ongoing improvement of processes have reflected on loan portfolio quality and performance, in both results and strength, in the different scenarios in the past and future.

Market Risk Management

Market risk is related to the possibility of loss from fluctuating rates caused by unhedged terms, currencies and indices of the Institution's asset and liability portfolios.

At Bradesco, market risks are managed by means of methodologies and standards adherent and compatible with the national and international market reality, enabling us to make the Organization’s strategic decisions with high agility and level of reliance.

We present below the Balance Sheet by currency:

	in thousands of R$

	2008				2007

	September 30			June 30	September 30

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1)(2)

Assets
Current and long-term assets	417,785,269	375,614,803	42,170,466	32,040,925	28,819,485
Funds available	7,259,572	4,893,942	2,365,630	235,486	284,055
Interbank investments	57,350,687	56,434,105	916,582	1,944,913	2,212,963
Securities and derivative financial instruments	132,372,461	119,079,833	13,292,628	8,703,681	5,636,832
Interbank and interdepartmental accounts	27,081,308	27,081,269	39	10,249	11,443
Loan and leasing operations	144,349,318	130,410,577	13,938,741	10,959,997	11,291,213
Other receivables and assets	49,371,923	37,715,077	11,656,846	10,186,599	9,382,979
Permanent assets	4,920,445	4,912,237	8,208	5,442	4,581
Investments	822,907	822,907	–	–	–
Premises and equipment and leased assets	2,516,721	2,508,629	8,092	5,342	4,459
Deferred assets	1,580,817	1,580,701	116	100	122
Total	422,705,714	380,527,040	42,178,674	32,046,367	28,824,066
Liabilities
Current and long-term liabilities	387,683,796	351,921,680	35,762,116	22,416,791	19,489,196
Deposits	139,169,719	135,374,720	3,794,999	2,958,045	2,706,887
Federal funds purchased and securities sold under agreements to repurchase	87,463,782	86,433,741	1,030,041	915,137	1,363,128
Funds from issuance of securities	6,551,257	2,945,607	3,605,650	2,931,054	3,269,871
Interbank and interdepartmental accounts	2,538,527	849,548	1,688,979	1,393,787	1,020,195
Borrowing and onlending	31,979,738	14,133,869	17,845,869	9,705,262	7,643,527
Derivative financial instruments	2,325,983	1,776,774	549,209	204,360	93,540
Technical provision from insurance, private pension plans and certificated savings plans	62,888,211	62,883,286	4,925	5,346	6,700
Other liabilities:
– Subordinated debt	17,544,043	14,791,060	2,752,983	2,310,472	2,651,009
– Other	37,222,536	32,733,075	4,489,461	1,993,328	734,339
Deferred income	227,078	227,078	–	–	–
Minority interest in subsidiaries	627,014	627,014	–	–	–
Shareholders’ equity	34,167,826	34,167,826	–	–	–
Total	422,705,714	386,943,598	35,762,116	22,416,791	19,489,196
Net position of assets and liabilities			6,416,558	9,629,576	9,334,870
Net position of derivatives (2)			(15,347,382)	(14,860,995)	(13,402,711)
Other net memorandum accounts (3)			(335,689)	107,986	(175,014)
Net exchange position (liability)			(9,266,513)	(5,123,433)	(4,242,855)
(1) Amounts expressed and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled in the currency of the last day of the month; and
(3) Leasing commitments and others, recorded in memorandum accounts.

In its market risk management process, Bradesco Organization uses methods that comply with the best international practices, and risk limits are defined in specific committees and validated by the Senior Management. Compliance is monitored on a daily basis by the market risk area. The methodology used to determine trading portfolio risk is Parametric VaR, which has a reliability level of 99%, a one-day perspective. Correlations and fluctuations are calculated based on statistical methods, in which recent returns have more importance. The methodology applied and current statistical models are daily assessed using backtesting techniques.

We present the VaR in the chart below:

Risk factors		in thousands of R$

	2008		2007

	September 30	June 30	September 30

Prefixed	24,742	7,142	106,750
Internal exchange coupon	3,733	390	1,152
Foreign currency	13,150	1,382	6,783
IGP-M	1,231	117	48
IPCA	157,598	44,136	171,362
Variable income	2,863	6,629	1,450
Sovereign/eurobonds and treasuries	71,811	24,350	38,229
Other	2,253	2,369	7,555
Correlation/diversification effect	(72,854)	(24,274)	(217,515)
VaR	204,527	62,241	115,814

Investments abroad protected by hedging programs are not being considered in the VaR calculation, as these are strategically managed on a differential basis, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with funding.

Liquidity Risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

The knowledge and monitoring of this risk are crucial, especially to enable the Organization to settle transactions in a timely and secure manner.

At Bradesco, liquidity risk management involves a series of controls, mainly the establishment of technical limits, with an ongoing assessment of the positions assumed and financial instruments used.

We present the Balance Sheet by maturity in the chart below:

	in thousands of R$

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Not stated maturity	Total

Assets
Current and long-term assets	226,901,431	60,229,328	32,082,953	98,571,557	–	417,785,269
Funds available	7,259,572	–	–	–	–	7,259,572
Interbank investments	48,553,240	6,963,463	1,086,836	747,148	–	57,350,687
Securities and derivative financial instruments (1)	100,570,004	7,545,794	5,956,794	18,299,869	–	132,372,461
Interbank and interdepartmental accounts	26,621,436	1,288	1,568	457,016	–	27,081,308
Loan and leasing operations	19,074,296	39,586,074	21,932,619	63,756,329	–	144,349,318
Other receivables and assets	24,822,883	6,132,709	3,105,136	15,311,195	–	49,371,923
Permanent assets	62,703	263,422	316,107	3,042,171	1,236,042	4,920,445
Investments	–	–	–	–	822,907	822,907
Premises and equipment and leased assets	36,361	131,687	158,025	1,777,513	413,135	2,516,721
Deferred assets	26,342	131,735	158,082	1,264,658	–	1,580,817
Total on September 30, 2008	226,964,134	60,492,750	32,399,060	101,613,728	1,236,042	422,705,714
Total on June 30, 2008	229,138,376	50,844,092	31,911,513	90,174,204	1,202,501	403,270,686
Total on September 30, 2007	174,574,785	42,865,861	31,856,513	67,330,370	1,019,974	317,647,503

	in thousands of R$

	Up to 30 day	From 31 to 180 days	From 181 to 360 days	More than 360 days	Not stated maturity	Total

Liabilities
Current and long-term liabilities	194,982,686	21,297,622	24,415,428	146,409,806	578,254	387,683,796
Deposits (2)	67,224,684	6,167,223	12,072,264	53,705,548	–	139,169,719
Federal funds purchased and securities sold under agreements to repurchase	49,801,337	3,674,122	2,055,317	31,933,006	–	87,463,782
Funds from issuance of securities	375,451	481,652	960,964	4,733,190	–	6,551,257
Interbank and interdepartmental accounts	2,538,527	–	–	–	–	2,538,527
Borrowing and onlending	6,303,515	8,630,677	6,249,080	10,796,466	–	31,979,738
Derivative financial instruments	1,271,859	542,176	285,965	225,983	–	2,325,983
Technical provisions from insurance, private pension plans and certificated
savings plans (2)	43,168,019	1,404,813	750,593	17,564,786	–	62,888,211
Other liabilities:
– Subordinated debts	83,583	316,120	–	16,566,086	578,254	17,544,043
– Other	24,215,711	80,839	2,041,245	10,884,741	–	37,222,536
Deferred income	227,078	–	–	–	–	227,078
Minority interest in subsidiaries	–	–	–	–	627,014	627,014
Shareholders’ equity	–	–	–	–	34,167,826	34,167,826
Total on September 30, 2008	195,209,764	21,297,622	24,415,428	146,409,806	35,373,094	422,705,714
Total on June 30, 2008	197,136,123	26,974,928	19,108,559	125,697,110	34,353,966	403,270,686
Total on September 30, 2007	161,244,411	14,570,540	18,868,086	92,992,354	29,972,112	317,647,503

Net assets on September 30, 2008	31,754,370	70,949,498	78,933,130	34,137,052	–	–
Net assets on June 30, 2008	32,002,253	55,871,417	68,674,371	33,151,465	–	–
Net assets on September 30, 2007	13,330,374	41,625,695	54,614,122	28,952,138	–	–
(1) Investments in investment funds are classified as up to 30 days; and
(2) Demand and savings deposits and technical provisions for insurance, private pension plans and certificated savings plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Capital Adequacy Ratio (Basel)

The Organization’s risk management seeks to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

We present the Capital Adequacy Ratio in the chart below:

Calculation Basis – Capital Adequacy Ratio (Basel)	in thousands of R$

	Basel II (1)		Basel I

	2008		2008		2007

	September 30		June 30		September 30

	Financial	Economic – financial	Financial	Economic – financial	Financial	Economic – financial

Shareholders’ equity	34,167,826	34,167,826	33,710,918	33,710,918	29,213,612	29,213,612
Decrease in tax credits – Bacen Resolution 3,059	(101,538)	(101,538)	(101,538)	(101,538)	(78,917)	(78,917)
Decrease in deferred assets – Bacen Resolution 3,444	(388,436)	(521,571)	(313,345)	(413,670)	(137,660)	(177,360)
Decrease in gains/losses of adjustments to market value in DPV and derivatives – Bacen Resolution 3,444	1,551,860	1,551,860	712,849	712,849	(118,953)	(118,953)
Minority interest/other	591,757	627,015	86,274	162,182	199,507	175,676
Reference shareholders’ equity – Tier I	35,821,469	35,723,592	34,095,158	34,070,741	29,077,589	29,014,058
Gains/losses sum of adjustments to market value in DPV and derivatives – Bacen Resolution 3,444	(1,551,860)	(1,551,860)	(712,849)	(712,849)	118,953	118,953
Subordinated debt	11,040,886	11,040,886	10,638,313	10,638,313	10,115,469	10,028,811
Reference shareholders’ equity – Tier II	9,489,026	9,489,026	9,925,464	9,925,464	10,234,422	10,147,764
Total reference shareholders’ equity (Tier I + Tier II)	45,310,495	45,212,618	44,020,622	43,996,205	39,312,011	39,161,822
Deduction of instruments for funding – Bacen Resolution 3,444	(50,603)	(496,691)	(46,055)	(480,749)	(61,172)	(994,140)
Reference shareholders’ equity (a)	45,259,892	44,715,927	43,974,567	43,515,456	39,250,839	38,167,682
Capital allocation (by risk)
– Credit risk	29,919,814	30,181,783	–	–	–	–
– Market risk	507,028	1,034,758	–	–	–	–
– Operating risk	283,375	283,375	–	–	–	–
Required reference Shareholders’ equity (b)	30,710,217	31,499,916	–	–	–	–
Margin (a - b)	14,549,675	13,216,011	–	–	–	–
Risk-weighted assets (2) (c)	279,183,791	286,362,864	306,398,470	336,866,516	241,480,674	268,723,568
Capital adequacy ratio (a / c)	16.21%	15.62%	14.35%	12.92%	16.25%	14.20%
(1) Article 4 of Circular Letter 3,389 of Bacen includes the option based on the exclusion prerogative of the short position in foreign currency for purposes of ascertaining the Capital Adequacy Ratio, also computing tax effects, carried out with the purpose of providing hedge for interest in investments abroad. Bradesco chose this prerogative on September 29, 2008.
(2) As of July 1, 2008, with the New Basel Capital Accord (Basel II), risk-weighted assets are determined based on required reference shareholders’ equity divided by 11%, which is the minimum capital required by Bacen.

Pursuant to the New Basel Capital Accord (Basel II), the Brazilian Central Bank published Resolutions 3,380 and 3,464, concerning the structures for operating and market risks management, respectively. It also published Circular Letters 3,360, 3,361 to 3,368, 3,388, 3,389 and 3,383, which define the necessary methodologies of portions of capital for credit, market and operating risks, respectively, as well as Resolutions 3,444, amending rules for the determination of reference shareholders’ equity, and 3,490, regarding the determination of required reference shareholders’ equity to be applied as of July 1, 2008.

b) Market value

The book value, net of provisions for devaluations of the main financial instruments is as follows:

Portfolios	in thousands of R$

	Unrealized income (loss) without tax effects

	Book value	Market value	In the result			In shareholder’ equity

	2008				2007	2008		2007

	September 30			June 30	September 30	September 30	June 30	September 30

Securities and derivative financial
instruments (Notes 3c, 3d and 8)	132,372,461	133,756,271	1,463,248	3,533,843	4,160,375	1,383,810	2,071,325	1,425,854
– Adjustment of available-for-sale
securities (Note 8 c II)	–	–	79,438	1,462,518	2,734,521	–	–	–
– Adjustment of held-to-maturity
securities (Note 8d item 7)	–	–	1,383,810	2,071,325	1,425,854	1,383,810	2,071,325	1,425,854
Loan and leasing operations (1) (Notes
3e and 10)	160,634,050	160,712,437	78,387	156,820	423,033	78,387	156,820	423,033
Investments (2) (3) (Notes 3h and 13)	822,907	1,263,580	440,673	585,309	2,977	440,673	585,309	2,977
Treasury shares (Note 23e)	3,750	3,103	–	–	–	(647)	(417)	38,505
Time deposits (Notes 3k and 16a)	75,528,501	75,526,538	1,963	9,095	(1,144)	1,963	9,095	(1,144)
Funds from issuance of securities (Note 16c)	6,551,257	6,537,533	13,724	15,363	4,623	13,724	15,363	4,623
Borrowing and onlending (Notes 17a
and 17b)	31,979,738	31,833,017	146,721	53,150	55,931	146,721	53,150	55,931
Subordinated debts (Note 19)	17,544,043	17,677,213	(133,170)	(172,626)	(470,679)	(133,170)	(172,626)	(470,679)
Unrealized income without tax effects	–	–	2,011,546	4,180,954	4,175,116	1,931,461	2,718,019	1,479,100
(1) It includes advances on foreign exchange contracts, leasing operations and other receivables with loan assignment features;
(2) It refers to shares of publicly-held companies not considering the increment in investments in affiliated companies; and
(3) It includes the increase of the interest in BM&FBovespa S.A. in the amount of R$438,568 thousand (June 30, 2008 – Bovespa Holding – R$326,561 thousand and BM&F – R$256,230 thousand).

Determination of market value of financial instruments:

• Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price practiced on the balance sheet date. In case no quotation of market prices is available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

• Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

• Time deposits, funds from issuance of securities and borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) Employee Benefits

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the PGBL modality. The PGBL is a private pension plan of the variable contribution type, which permits the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM. DTVM is responsible for the financial management of the FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of the salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of variable contribution and defined benefit, through Fundação Baneb de Seguridade Social – Bases (related to former employees of Baneb). The actuarial liabilities of the variable contribution and defined benefit plans are fully covered by assets of the plans.

Banco Bradesco BBI S.A. (currently name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and variable contribution types, through Capof.

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of Cabec.

The funds guaranteeing the private pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco in its facilities abroad provide their employees and directors with a private pension plan with variable contribution, which enables us to accumulate financial resources during the participant’s professional career, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees, directors and of Bradesco in its facilities abroad are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made in the period amounted to R$180,048 thousand (September 30, 2007 – R$232,864 thousand), 3Q08 – R$54,562 thousand, (2Q08 – R$47,544 thousand).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$1,076,407 thousand in the period (September 30, 2007 –R$1,042,914 thousand), 3Q08 – R$369,732 thousand, (2Q08 – R$344,828 thousand).

34) ) Income tax and Social Contribution

a) Statement of calculation of income tax and social contribution charges

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Income before income tax and social contribution	1,562,459	3,142,400	7,605,631	7,845,234
Total charge of income tax and social contribution at rates of 25% and 15%, respectively (1)	(624,984)	(1,256,960)	(2,868,206)	(2,667,380)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	9,040	13,462	33,439	11,049
Exchange loss	632,082	(299,624)	306,101	(414,036)
Non-deductible expenses, net of non-taxable income	(1,835)	12,966	(9,542)	(112,537)
Tax credit recorded in prior periods	–	–	–	416,998
Interest on shareholders’ capital (paid and payable)	198,636	195,660	552,892	401,365
Effect of the difference of the social contribution rate (2)	155,617	201,332	356,949	–
Other amounts	(10,767)	(3,090)	55,206	343,677
Income tax and social contribution for the period	357,789	(1,136,254)	(1,573,161)	(2,020,864)
(1) As of May 1, 2008, the social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Provisional Measure 413 of January 3, 2008 (converted into Law 11,727 of June 23, 2008), remaining at 9% for other companies (note 3f); and
(2) It refers to the equation of the effective rate of social contribution in relation to the rate (40%) shown.

b) Breakdown of income tax and social contribution result

	in thousands of R$

	2008			2007

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Current taxes:
Income tax and social contribution payable	(727,189)	(1,820,033)	(3,926,290)	(3,498,990)

Deferred taxes:
Amount recorded/realized for the period on temporary additions	938,980	664,613	2,196,734	1,029,667

Use of opening balances of:
Negative basis of social contribution	(16,986)	(11,130)	(40,505)	(18,290)
Tax loss	(58,159)	(33,077)	(126,708)	(85,373)

Prior period’s tax credits were recorded on:
Negative basis of social contribution	–	–	–	50,886
Tax loss	–	–	–	143,854
Temporary additions	–	–	–	222,258

Recording/utilization in the period on:
Negative basis of social contribution	13,818	4,821	19,164	35,996
Tax loss	207,325	58,552	304,444	99,128

Total deferred taxes	1,084,978	683,779	2,353,129	1,478,126

Income tax and social contribution for the period	357,789	(1,136,254)	(1,573,161)	(2,020,864)

c) Origin of tax credits of deferred income tax and social contribution

	in thousands of R$

	Balance on 12.31.2007	Balance acquired (3)	Amount recorded (4)	Amount realized	Balance on 9.30.2008	Balance on 6.30.2008	Balance on 9.30.2007

Provision for loan losses	3,292,689	1,326	2,111,895	810,493	4,595,417	3,931,067	3,320,371
Provision for civil contingencies	475,871	–	166,124	107,059	534,936	514,474	330,739
Provision for tax contingencies	1,378,706	–	550,250	256,371	1,672,585	1,592,382	1,363,058
Labor provisions	503,903	603	145,912	95,819	554,599	524,954	414,881
Provision for devaluation on securities and investments	135,433	–	20,314	8,579	147,168	136,841	131,013
Provision for depreciation on foreclosed assets	70,722	–	28,527	19,488	79,761	80,897	69,417
Adjustment to market value of trading securities	223,260	–	21,723	223,146	21,837	26,280	151,144
Amortized goodwill	944,963	–	68,955	179,685	834,233	849,221	956,755
Provision for interest on shareholders’ capital (1)	–	–	477,587	–	477,587	285,944	288,074
Others	474,075	–	430,313	124,226	780,162	815,316	300,002
Total tax credits over temporary differences	7,499,622	1,929	4,021,600	1,824,866	9,698,285	8,757,376	7,325,454
Tax losses and negative basis of social contribution	761,372	–	323,608	167,213	917,767	771,769	812,269
Subtotal	8,260,994	1,929	4,345,208	1,992,079	10,616,052	9,529,145	8,137,723
Social contribution – Provisional Measure 2,158-35 of
8.24.2001 (2)	506,606	–	–	86,621	419,985	387,819	537,160
Total tax credits (Note 11b)	8,767,600	1,929	4,345,208	2,078,700	11,036,037	9,916,964	8,674,883
Deferred tax liabilities (Note 34f)	1,606,242	197	1,424,387	1,008,334	2,022,492	1,976,714	1,627,792
Tax credits net of deferred tax liabilities
– Percentage of net tax credits over total reference	7,161,358	1,732	2,920,821	1,070,366	9,013,545	7,940,250	7,047,091
shareholders’ equity (Note 32a)	17.3%				20.2%	18.2%	18.5%
– Percentage of net tax credits over total assets	2.1%				2.1%	2.0%	2.2%
(1) Tax credit on interest on shareholders’ capital is recorded up to the fiscal limit allowed;
(2) Up to the end of the year, the amount of R$42,661 thousand is expected to be realized, which will be recorded after its effective utilization (item d);
(3) It arises from Ágora Holdings S.A. and its subsidiaries (note 4a); and
(4) It includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Provisional Measure 413 of January 3, 2008 (converted into Law 11,727 of June 23, 2008), equivalent to the amount of R$470,229 thousand (note 3f).

d) Expected realization of tax credits over temporary differences, tax loss and negative basis of social contribution and social contribution tax credit – Provisional Measure 2,158-35

	On September 30, 2008 – in thousands of R$

	Temporary differences		Tax loss and negative basis		Total

	Income tax	Social contribution	Income tax	Social contribution

2008	1,141,810	459,032	111,100	6,095	1,718,037
2009	2,355,022	974,086	241,312	38,765	3,609,185
2010	2,589,737	1,046,265	175,403	58,366	3,869,771
2011	683,395	338,232	167,257	52,427	1,241,311
2012	72,849	28,225	38,436	28,117	167,627
2013 (3rd Quarter)	5,656	3,976	11	478	10,121
Total	6,848,469	2,849,816	733,519	184,248	10,616,052

	On September 30, 2008 – in thousands of R$

	Social contribution tax credit – Provisional Measure 2,158-35

	2008	2009	2010	2011	2012	2013 to 2015	Total

Total	42,661	34,085	29,314	109,679	102,708	101,538	419,985

Projected realization of tax credit is estimated and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$10,184,243 thousand (June 30, 2008 – R$9,113,696 thousand and September 30, 2007 – R$8,007,731 thousand), of which R$8,993,307 thousand (June 30, 2008 – R$8,088,403 thousand and September 30, 2007 – R$6,810,380 thousand) includes temporary differences, R$834,940 thousand (June 30, 2008 – R$690,606 thousand and September 30, 2007 –R$726,880 thousand) includes tax losses and negative basis of social contribution and R$355,996 thousand (June 30, 2008 –R$334,687 thousand and September 30, 2007 – R$470,471 thousand) comprises tax credit over social contribution –Provisional Measure 2,158-35.

e) Unrecorded tax credits

The amount of R$68,499 thousand (June 30, 2008 – R$67,359 thousand and September 30, 2007 – R$115,446 thousand) was not recorded as tax credit, and will be recorded when it presents effective prospects of realization according to studies and analyses prepared by the management and in accordance with Bacen rules. Due to the Ação Direta de Inconstitucionalidade (lawsuit filed at the Supreme Court claiming the unconstitutionality of law approved by congressmen) filed by Consif against Provisional Measure 413 of January 3, 2008 (converted into Law 11,727 of June 23, 2008, Articles 17 and 41), tax credits arising from the Social Contribution rate increase from 9% to 15% were recorded up to the limit of the corresponding tax liabilities. Tax credit balance related to Social Contribution rate increase not recorded amounts to R$ 1,123,101 thousand (note 3f).

f) Deferred tax liabilities

	in thousands of R$

	2008		2007

	September 30	June 30	September 30

Adjustment to market value of derivative financial instruments	23,504	510,730	908,472
Depreciation Excess	1,328,234	938,152	402,845
Operations in future liquidity market	133,656	54,031	2,681
Others	537,098	473,801	313,794
Total	2,022,492	1,976,714	1,627,792

The deferred tax liabilities of companies of the financial and insurance sectors were established considering the increase of the social contribution rate, determined by Provisional Measure 413, of January 3, 2008 (converted into Law 11,727 of June 23, 2008) (note 3f).

35) Other Information

a) The Bradesco Organization manages investment funds and portfolios whose net equity on September 30, 2008 amounts to R$187,995,220 thousand (June 30, 2008 – R$184,385,329 thousand and September 30, 2007 – R$167,586,946 thousand).

b) Law 11,638/07, enacted on December 28, 2007, amends the Brazilian Corporation Law in relation to certain accounting practices adopted in Brazil as of the fiscal year ending December 31, 2008.

Pursuant to the new law, accounting standards for publicly-held companies must be issued by CVM in compliance with international standards. In a notice to market, CVM informed that, based on its preliminary understanding, the accounting standards adopted by IASB are now considered the international accounting standards benchmark.

Amendments introduced by the new law have already been adopted by the Bank and its subsidiaries (i) on a voluntary basis, such as the presentation of the Statement of Cash Flows and the Statement of Value Added, or (ii) pursuant to Bacen and Susep regarding the classification criteria used and the mark-to-market accounting of financial instruments (Notes 3 (c) (d) and 8).

During this transition phase, Bacen, through Notice 16,669 of March 20, 2008, has waived the application of the provisions of Law 11,638/07 for preparation purposes of the interim financial statements in 2008. Similarly, Susep, through Circular Letter Susep/Decon/GAB 005/2008, clarified that the adjustments required by Law 11,638/07 should only be made in the annual financial statements for 2008. Furthermore, CVM informed that, through Rule 469/08 of May 2, 2008, not all the provisions of Law 11,638/07 need be applied when preparing the quarterly accounting information for 2008 and regulated the disclosure of the accounting effects arising from these amendments.

Accordingly, the accounting information presented in the financial statements for the quarter ended September 30, 2008 is presented in accordance with the rules issued by the CVM applicable to the preparation of the Quarterly Information and prepared pursuant to Bacen rules.

The amendments arising from the enactment of Law 11,638/07 will be regulated by Bacen, Susep and CVM throughout 2008, considering each regulatory agency’s specific level of authority.

The Bank, in conjunction with important sector representatives, carried out studies and the evaluation of the impact of the new law for the purpose of measuring the effects that these changes will have on accounting practices. The following are some of the most important changes introduced by this legislation:

• Inclusion of the subgroup “Intangible Assets” in permanent assets for recording the rights related to the intangible assets used for maintaining the business or which are exercised for such purpose, including acquired goodwill related to merged companies. Fixed assets will now include assets arising from transactions in which benefits, control and risk are transferred, regardless of the transfer of ownership. Deferred assets are restricted to pre-operational expenses and increasing restructuring costs. Management evaluated the possible effects of this change and considering that the goodwill of the companies acquired and merged was fully amortized up to December 31, 2007 and that there are no significant items which could be characterized as fixed assets, other than those already presented in the financial statements, as well as the nature and financial volume of the deferred assets, as well as the characteristics of goodwill from the acquisition of Ágora Corretora in 2008 (Note 15a), decided that no significant effects will need to be disclosed as a result of the new rule;

• Change in the parameter for assessing investments in affiliated companies by the equity method of accounting. The method shall be applied to all affiliated companies in which the investor has significant influence. In this case significant influence is understood as a holding of 20% or more in the voting capital of the investee (previously, 20% of total capital). Based on their present characteristics, the interest held by Banco Bradesco and its subsidiaries on September 30, 2008 will not present any significant adjustments as a result of the new rule;

• Creation in shareholders’ equity of a subgroup “Equity Evaluation Adjustment,” the main purpose of which will be to record the counterparty of exchange variations on corporate investments abroad, when the functional currency of the investee company is different from that of the parent company, as well as the counterparty of increases or decreases in the amount attributed to asset and liability items arising from their evaluation at market prices. Since the investments held by Banco Bradesco and its subsidiaries mainly use the same functional currency as Bradesco, this amendment should not give rise to any adjustments;

• Introduction of the concept of Adjustment to Present Value for long-term lending and fund-raising operations and for significant short-term transactions. As established by notes to CVM Rule 469, this amendment was not introduced to eliminate the presence of an expected future income or expense underlying the monetary assets and liabilities but as a result of the need to obtain representative amounts of the time of the transaction. The transactions of Banco Bradesco and its subsidiaries are already shown at the amounts representative of the time of their realization, since the prefixed lending and fund-raising operations are adjusted to present value as a result of the existence of the unearned income and unexpired expense accounts which adjust these transactions to the amounts which would be obtained upon realization as if they were cash transactions, as well as the receivables and payables subject to post-fixed variations, which are realized at their cash values and subsequently adjusted based on the corresponding rates applicable to the operations. Accordingly, the Adjustment to Present Value of the long-term lending and fund-raising operations and significant short-term transactions will not give rise to any material adjustments in Banco Bradesco and its subsidiaries;

• Mandatory periodic analysis of the amounts recorded in fixed assets, intangible assets and deferred assets to evaluate the extent to which the amounts recorded are recoverable. Management has analyzed these accounts and considers that the amounts recorded on September 30, 2008 do not pose any uncertainties or risk of impairment (Note 14);

• Amendment to the treatment of tax incentives which will transit through income and may subsequently be allocated to profit reserves – tax incentive reserve and excluded from mandatory minimum dividends. Banco Bradesco S.A. and its subsidiaries do not adopt a specific incentive-based tax regime and like all other companies are permitted to use a portion of their income tax liabilities to acquire the shares of companies located in areas which benefit from government incentives. The balance of the fiscal incentive reserve in shareholders’ equity is R$2,103 thousand on September 30, 2008 and was recorded prior to the enactment of Law 11,638/07; and

• In the case of mergers, amalgamations or spin-offs (business combination) carried out between non-related parties and linked to an effective transfer of control, all the assets and liabilities of the merged, amalgamations or spun-off company must be identified, valued and recorded at market value. No transactions of this nature were carried out during the period ended September 30, 2008.

As previously reported, Management considers that the above changes will not have a material effect on the Bank’s financial statements as of December 31, 2008, however, they are awaiting further regulation currently being prepared by the governmental agencies before they are able to reliably determine the effects of the full adoption of the new law.

c) In October 2008, Bacen amended compulsory deposits rules, aiming at improving liquidity in Brazil’s financial system, due to the shortage of foreign funds. Main amendments are outlined below:

Description	Previous Rule	Current Rule
Decrease of additional compulsory deposit on funds raised in demand deposits, savings deposits and time deposits	R$100 million	R$1 billion
Decrease in the rate to calculate additional compulsory deposit on demand and time deposits	8%	5%
Decrease in compulsory collection rate on demand deposits	45%	42%
Decrease in the amount subject to collections on time deposits	Collects the amount that exceeds R$300 million	Collects the amount that exceeds R$2 billion
Credits acquired, subject to deduction from compulsory collection on time deposits	This item was not included	Credits accounted for up to September 30, 2008 and acquired from financial institutions up to December 31, 2008, deriving from (i) loan operations; (ii) receivables from leasing operations; (iii) advances and other credits issued and under responsibility of individuals and non- financial private entities; (iv) interbank deposits with guarantee of assets as provided for by law, (v) fixed income securities issued by non-financial private entities, composing investment fund or the entity’s portfolio; (vi) receivables pertaining to FIDC and (vii) FIDC quotas organized by FGC, up to the limit of 70% of compulsory collection, only accepting the deduction of credits acquired from institutions whose PR reaches up to R$7 billion in August 2008.
Deduction of foreign currency acquisition from the compulsory collection on interbank deposits	This item was not included	Deduction of foreign currency acquisitions with Bacen is authorized, by means of resale commitment from financial institutions, combined with the repurchase commitment by Bacen.

Management Bodies

Cidade de Deus, Osasco, SP, October 24, 2008

Board of Directors

Chairman	Departmental Directors	Compensation Committee
Lázaro de Mello Brandão	Adineu Santesso	Lázaro de Mello Brandão – Coordinator
	Airton Celso Exel Andreolli	Antônio Bornia
Vice-Chairman	Alexandre da Silva Glüher	Mário da Silveira Teixeira Júnior
Antônio Bornia	Alfredo Antônio Lima de Menezes	Márcio Artur Laurelli Cypriano
Antônio Carlos Del Cielo
Members	Antonio Celso Marzagão Barbuto	Audit Committee
Mário da Silveira Teixeira Júnior	Candido Leonelli	Mário da Silveira Teixeira Júnior – Coordinator
Márcio Artur Laurelli Cypriano	Cassiano Ricardo Scarpelli	Hélio Machado dos Reis
João Aguiar Alvarez	Clayton Camacho	Paulo Roberto Simões da Cunha
Denise Aguiar Alvarez Valente	Douglas Tevis Francisco	Yves Louis Jacques Lejeune
Ricardo Espírito Santo Silva Salgado	Fábio Mentone
	Fernando Barbaresco	Compliance and Internal Controls
Board of Executive Officers	*Fernando Roncolato Pinho	Committee
Executive Officers	Jair Delgado Scalco	Mário da Silveira Teixeira Júnior – Coordinator
	Jean Philippe Leroy	Milton Almicar Silva Vargas
Chief Executive Officer	José Luiz Rodrigues Bueno	Carlos Alberto Rodrigues Guilherme
Márcio Artur Laurelli Cypriano	José Maria Soares Nunes	Domingos Figueiredo de Abreu
Executive Vice-Presidents	Josué Augusto Pancini	Clayton Camacho
Laércio Albino Cezar	Laércio Carlos de Araújo Filho	Nilton Pelegrino Nogueira
Arnaldo Alves Vieira	Luiz Alves dos Santos	Roberto Sobral Hollander
Luiz Carlos Trabuco Cappi	Luiz Carlos Angelotti
Sérgio Socha	Luiz Carlos Brandão Cavalcanti Júnior	Executive Disclosure Committee
Julio de Siqueira Carvalho de Araujo	Luiz Fernando Peres	(Non-Statutory Body)
Milton Almicar Silva Vargas	Marcelo de Araújo Noronha	Milton Almicar Silva Vargas – Coordinator
José Luiz Acar Pedro	Marcos Bader	Julio de Siqueira Carvalho de Araujo
Norberto Pinto Barbedo	Mario Helio de Souza Ramos	José Luiz Acar Pedro
	Marlene Moran Millan	Carlos Alberto Rodrigues Guilherme
Managing Directors	Mauro Roberto Vasconcellos Gouvêa	José Guilherme Lembi de Faria
Armando Trivelato Filho	Moacir Nachbar Junior	Domingos Figueiredo de Abreu
Carlos Alberto Rodrigues Guilherme	Nilton Pelegrino Nogueira	Denise Pauli Pavarina de Moura
José Alcides Munhoz	Nobuo Yamazaki	Jean Philippe Leroy
José Guilherme Lembi de Faria	Octavio Manoel Rodrigues de Barros	Luiz Carlos Angelotti
Luiz Pasteur Vasconcellos Machado	Ricardo Dias	Antonio José da Barbara
Milton Matsumoto	Robert John van Dijk
Odair Afonso Rebelato	Roberto Sobral Hollander	Ethical Conduct Committee
Aurélio Conrado Boni	Walkíria Schirrmeister Marquetti	Domingos Figueiredo de Abreu – Coordinator
Domingos Figueiredo de Abreu		Arnaldo Alves Vieira
Paulo Eduardo D’Avila Isola	Directors	Milton Almicar Silva Vargas
Ademir Cossiello	Altair Antônio de Souza	José Luiz Acar Pedro
Sérgio Alexandre Figueiredo Clemente	Aurélio Guido Pagani	Carlos Alberto Rodrigues Guilherme
	Cláudio Fernando Manzato	Milton Matsumoto
	Fernando Antônio Tenório	Clayton Camacho
	Márcia Lopes Gonçalves Gil	Nilton Pelegrino Nogueira
	Marcos Daré	Roberto Sobral Hollander
*Osmar Roncolato Pinho
	Paulo de Tarso Monzani	Integrated Risk Management and
	Tácito Naves Sanglard	Capital Allocation Committee
Márcio Artur Laurelli Cypriano – Coordinator
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
General Accounting Department		José Luiz Acar Pedro
Moacir Nachbar Junior		Norberto Pinto Barbedo
Accountant-CRC 1SP198208/O-5		Domingos Figueiredo de Abreu
Roberto Sobral Hollander

Fiscal Council

Sitting Members
Ricardo Abecassis Espírito Santo Silva – Coordinator
Domingos Aparecido Maia
Nelson Lopes de Oliveira

Deputy Members
João Batistela Biazon
Renaud Roberto Teixeira

Ombudsman Department
Cleuza de Lourdes Lopes Curpievsky – Ombudswoman

* Process pending approval by the Brazilian Central Bank.

Report of Independent Auditors on Limited Review

To
the Board of Directors
Banco Bradesco S,A,

1. We have carried out limited reviews of the accounting information contained in the consolidated Quarterly Information of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheets as of September 30, 2008, June 30, 2008 and September 30, 2007 and the related consolidated statements of income, of changes in stockholders' equity, of consolidated changes in financial position, of cash flows and of added value for the quarters and periods then ended.
This information is the responsibility of the Bank's management.

2. Our reviews were carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil – IBRACON, in conjunction with the Federal Accounting Council – CFC and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria used for the preparation of the quarterly information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited reviews, we are not aware of any material modifications which should be made to the Quarterly Information, referred to above, in order for such information to comply with accounting practices adopted in Brazil, prior to the enactment of Law 11.638/07.

4. As described in Note 35 (b), Law 11638 was enacted on December 28, 2007 and became effective on January 1, 2008. This law amended, revoked and introduced new provisions to Law 6.404/76 (the Brazilian Corporation Law) and changed the accounting practices adopted in Brazil. Even though this law has already come into force, some of the changes introduced depend on standardization by the National Monetary Council – CMN, the Brazilian Central Bank – BACEN, the National Council of Private Insurance – CNSP and the Superintendency of Private Insurance – SUSEP, prior to their full application by the institutions subject to regulation. Accordingly, during this transition phase, BACEN, through Release 16.669 of March 20, 2008 and SUSEP, through Circular-letter SUSEP/DECON/GAB/no. 005/2008 of June 9, 2008, have waived the application of the provisions of Law 11.638/07 for preparation purposes of the interim financial statements in 2008. As a result, the accounting information contained in the quarterly information, referred to in paragraph one, was prepared in accordance with specific instructions from BACEN and SUSEP and does not consider the changes to the accounting practices introduced by Law 11.638/07.

5. As described in Note 15, the goodwill on investments in associated and subsidiary companies was amortized.

São Paulo, October 24, 2008

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the third quarter of 2008, and in view of the limited review report of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial position.

Cidade de Deus, Osasco, SP, October 24, 2008

Ricardo Abecassis Espírito Santo Silva
Domingos Aparecido Maia
Nelson Lopes de Oliveira

Glossary of Technical Terms

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and clients.

Advisor: economic/financial consultant.

Asset management: company whose activity is to manage third-party funds. It may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes were implemented by January 2007.

Basel Committee: formed by the chairmen of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Benchmark: standard indicator used to measure the comparative performance of an asset for a certain period of time.

Bonds: government securities or corporate bonds, which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s shareholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

CDS (Credit Default Swap): derivative financial instrument, used to hedge the loan/receivables portfolio.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of claim expenses to premium earned. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Clearing (or clearing house): system by means of which stock exchanges ensure compliance with purchase and sale commitments undertaken on trading floors. It may be an internal or external structure connected to the stock exchange. The clearing house is responsible for recording all transactions performed, following positions maintained, financial offset of flows and settlement of contracts.

Coinsurance: risk distribution among two or more insurance companies.

Combined ratio: ratio used by the insurance companies, according to which the sum of the claim expenses, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper (Promissory Notes): securities issued by companies to raise public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: it is a non-profit organization dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Commodities: they are basic products with great share in the international market, such as coffee beans, cotton, sugar, soybeans, live cattle, crude oil, iron, gold, silver etc. The products are highly consumed and can be produced and traded by companies. In addition to agricultural, mineral and industrial products, financial products are also deemed as commodities, such as the most required currencies (US dollar and euro), large companies’ shares, national government securities etc. There are two ways of trading them: in the futures and demand market and the Mercantile Exchanges.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand and term deposits under which banks are obliged to deposit at the Bacen. The CMN establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related lawsuits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs, acquisitions and amalgamations. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds, which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between shareholders, the board of directors, the board of executive officers, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Corporate Sustainability Index (ISE): Bovespa index which reflects the return of a portfolio composed of companies’ shares with the best performances regarding all dimensions related to corporate sustainability, i.e., economic-financial, social, environmental and corporate governance.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Bacen. Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Country risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Courier: messenger service, available for use by clients, to carry out bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for clients to leave the home or office and go to the branches.

Coverage of technical provisions: is the allocation of assets, by insurance, private pension plans and certificated savings plan companies, in particular financial assets, in sufficient amount to cover technical provisions. These assets must offer diversity, liquidity, security and profitability. See Guarantees of technical provisions.

Coverage ratio – PDD: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D-H rated credits)

Coverage ratio – Fee and Commission: relation between fee and commission income and administrative and personal expenses. The higher the ratio, the better for the Financial Institution.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company.

Derivatives: financial instruments used by companies, substantially for protection purposes and are usually classified as: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, i.e., it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income. Lower the ratio, better the efficiency of the Financial Institution.

Equator Principles: it is a set of social-environmental measures, based on criteria defined by the IFC, used in the evaluation and grating of financing of infrastructure projects known as project finance.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The Eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

Financial intermediation: is the bank’s main activity. The bank raises funds from clients with resources available for investment, which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funding, loan and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and loan recoveries.

Floating funds: assets managed by banks for a specific period without remuneration.

Funded status: securities with repurchase commitments not subject to resale commitments, i.e., they are the institutions’ portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Funding: funds taken from third parties to make financial operations with the client. A company takes funds from third parties for its operations when it raises funds by means of issuance of debt securities or by other means of funding.

Futures: contract for forward delivery of purchase and sale of assets, financial instrument, commodity, foreign currency or indexes, at a certain price, which can be settled by means of physical or financial delivery or compensation.

Global Compact: initiative of the United Nations to encourage participant entities to commit with guiding its actions in the sense of contributing to the development of a more inclusive and sustainable economy, broadening its scale in the social-environmental area. It is based on values aiming at promoting institutional education. The power of transparency and dialog is used to identify and disclose new practices which have as base the universal principles. It is comprised of 10 principles related to human rights, labor, environmental protection and bribery.

GoodPriv@cy: it is an international data privacy and protection seal, which comprises requirements for data protection and privacy management within the corporations.

Guarantee of technical provisions: see coverage of technical provisions.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Holding company: it is the company holding share control over another company or a group of subsidiaries.

Home broker: relationship channel between investors and brokerage firms, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

Ibovespa: this is the most important Brazilian stock market performance index, as it shows the behavior of main shares traded on Bovespa. It is established from an imaginary Reais investment in a theoretical number of shares (portfolio). Each share composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the shares composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the shares integrating this portfolio are highly representative, it is possible to affirm that if most of shares are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market.

Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts, which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment grade: in the establishment of investment alternatives to international investors, companies and countries are rated by the international risk rating agencies, such as Moody’s, Standard & Poor’s and Fitch, among others, normally in three risk levels: Investment Grade; Investment Risk; and Default. Investment grade is the safest grade, in which there is maximum trust of markets. It is when a country or a company is better evaluated by investors and manages to raise funds with lower interest rates, for it is considered of low risk.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Mitigate: word frequently used in the risk management environment, in the sense to minimize, soothe or even attenuate the risks which the company is exposed to.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions, which cannot be traced.

Options: derivative financial instrument that entitles its holder to purchase or sell an underlying asset at a certain price.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also other assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own portfolio position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

Payroll-deductible loan: this is a line of personal loan for companies’ employees whose loan installments are deducted from payroll.

PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health insurance line products, this is a plan in which policyholders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the policyholder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Promissory Note: see Commercial Paper.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Standard Organization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by clients and consumers.

Rating: it is a classification mechanism of the credit quality of a company or a country. The rating aims to classify the risk of a company or country verifying if they are able to comply with the financial liabilities. This classification is made by rating agencies which, periodically, review their opinions about the rating of the company or country previously evaluated. See Rating agencies.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score (rating) to the companies or countries under analysis. This score serves as a risk indicator for investors. See Rating.

Reinsurance: is the transfer by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, i.e., the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to transfer to the local or international market the liabilities which exceed the limits of its capacity to retain risks, i.e., retrocession is the reinsurance of reinsurance.

SA 8000 – Social Accountability: a new rule developed by SAI (a non-profit organization which promotes workers’ human rights all over the world). The company with certification in this international rule adopts good social responsibility practices, such as respect to human rights, child rights and fundamental labor rights, in addition to a safe and healthy work environment, which is reflected on the Company’s quality of actions and relations with its public: employees, suppliers, clients and the community in general.

SANA (Automatic System of Shares Negotiation): structured system aiming at facilitating the participation of small individual investors in the stock market, assuring easy purchasing and selling of shares in the stock market, in small lots, through computer terminals. The system can also be used in public offerings intermediation.

Sarbanes-Oxley: (see Sarbanes-Oxley Act)

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (shareholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the shareholders or owners.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to clients for the use of the funds invested.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions to raise funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel) and accordingly increases their loan assignment capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Subordinated perpetual debt: this is a security without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date.

Supplementary private pension plan: it is an instrument used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Sustainability: assumes that the companies will commit with the economic-social-environmental tripod, i.e., value generation, environmental care and social development.

Swap: derivative financial instrument used as hedge against undesired rate volatility.

Technical provisions: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and certificated savings plan companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical provisions are calculated established on actuarial bases.

Term: derivative financial instrument to purchase or sell in the market a number of assets, at a fixed price for settlement within a certain term, resulting in an agreement between the parties.

Treasury shares: own company shares acquired to remain in treasury or for cancellation.

Underwriting: term used internationally to define the launching of shares or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), standby (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

Value added: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

VGBL (Long-term life insurance): this is a life insurance guaranteeing policyholder’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for policyholders who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

VaR (Value at Risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

WebTA: is the online transfer of files between the bank and its corporate clients with security, efficiency and economy, using cryptography and data compaction.

Write-off: term related to the loan operations written off from the assets of the company, due to client’s delinquency. According to Bacen, this write-off is made after six (6) months of credit rating in the risk level (rating) H. These loan operations in write-off are recorded in memorandum accounts.

Cross Reference Index

Acronyms	Bradesco Vida e Previdência, 105
List of, 12	BRAM
Active Consortium Quotas, 124	Assets Managed, 91
Action	Branches, 143, 256
Social, 256	Capital Adequacy (see Basel), 21, 180, 181, 317
Social-environmental, 204	Capital Allocation, 181
Activity-Based Costing (ABC Cost), 199	Capital and Profit Reserves, 311
Activity-Based Management (ABM), 200	Carbon
Accounts (see Clients)	Neutralization of Emissions, 206
Checking, 89	Cards, 182
Savings, 90	Cash
Acknowledgments (see Awards), 98, 101, 104, 108, 113, 201, 236	Flow, 264
Administrative Bank, 194	Generation, 20
Affiliated Companies, 41, 133, 298	Cash Management
Allowance/Provision	Solutions, 190
x Delinquency x Loss, 161	Certificated Savings Plans, 109
for Loan Losses, 31, 48, 71, 293	Certificated Savings Plans Drawings and Redemptions, 37
Alô Bradesco, 197	Certifications
Analysis	GoodPriv@cy, 198, 199
Equity, 45	in International Rules, 211
of the Adjusted Financial Margin and Average Rates, 64	in Investment Products, 228
of the Market Risk, 166	ISO, 197
of the Statement of Income, 27	ISO 14064, 206
Summarized Statement of Income, 17	OHSAS, 211
Assets Bookkeeping, 192	SA 8000®, 211
Assets Managed, 91	Change
ATM Network	in Number of Outstanding Shares, 19
ATMs, 143	in Shareholders’ Equity, 262
Bradesco Dia&Noite, 145	Channels – Bradesco Dia&Noite, 145
Awards (see Acknowledgments), 98, 101, 104, 108, 113, 201, 236	Clients (see Accounts)
Balance Sheet, 44, 78, 257	Checking Accounts, 89
Banco Bradesco BBI, 116	Savings Accounts, 90
Banco Finasa BMC, 114
Bradesco Consórcios, 121	Collection, 190
Bradesco Corretora de Títulos e Valores Mobiliários, 127	Committee
by Business Segment, 274	Audit, 325, 327
by Currency, 80, 315	Compensation, 325
by Maturity, 80, 316	Ethical Conduct, 325
Highlights, 19	Executive Disclosure, 325
Insurance Companies, 94	Executive Loan, 158, 159
Leasing Companies, 119	Integrated Risk Management and Capital
Banco Finasa BMC, 114	Allocation, 325
Banco Postal, 140	Internal Controls and Compliance, 154, 325
Bank of the Planet, 204	Comparison Purposes, 272
Basel (see Capital Adequacy), 21, 181, 318	Compensation Agent, 196
Basel II, 155	Compliance, 177
BDR, 193	Compulsory Deposits, 1, 29, 286
BM&FBovespa (see Ibovespa), 130	Consortium, 121
BNDES, 82	Consumer Financing, 83
Board	Contents, 11
of Directors, 325	Contingencies, 272, 303
of Executive Officers, 325	Controllership, 194
Borrowing and Onlending, 53, 67, 302	Corporate, 137
Bradesco Auto/RE, 102	Corporate Governance, 152
Bradesco BBI, 116	Correspondent Banks (see Bradesco Expresso), 141
Bradesco Brand, 201	Corretora de Títulos e Valores
Bradesco Capitalização, 109	Mobiliários, 127
Bradesco Celular, 150	Credit Derivatives, 286
Bradesco Dental, 102	Custody, 194
Bradesco Dia&Noite, 145	Customer Service Network, 143, 255
Bradesco Empresas, 138	Data Privacy and Protection Seal, 198
Bradesco Expresso, 141	Debentures, 193
Bradesco Saúde, 100	Deferred Charges, 271, 299
Bradesco Seguros e Previdência, 94	Delinquency, 86, 161

Deposits, 49, 300	Global Compact, 204
by Maturity, Breakdown of, 88, 300	Glossary of Technical Terms, 329
Demand, 50, 89, 255	GoodPriv@cy
Savings, 50, 90, 300, 302	Certificate, 198, 199
Time, 51, 255	Goodwill, 299
Derivative Financial Instruments	Government Authority, 191
Securities and, 46, 269, 276	Guarantees of Technical Provisions, 308
Derivatives, 5, 27, 46, 54, 269, 276, 282	Highlights, 19
Digital Certificate, 191	Home Broker, 128, 130
Distance Learning, 232	Human Resources, 210, 256
Dividends (see Interest on Shareholders’ Capital), 310	Ibovespa, 1, 24, 25
Dividend Yield, 23	IFRS, 245
Economic Scenario, 4	Import, 187, 188
Employee	Inclusion
Benefits, 217, 319	Digital, 234
Number of, 219	Social, 214
Environment, 205	Income
Equator Principles, 204	Breakdown, 62
Estimates, 6	Fee and Commission, 32, 72, 312
Events, 204, 254	from Interbank Investments, 275
Expenses	Loan Operations, 27, 295
Administrative, 40, 73, 312	on Retained Premiums, 33, 309
for Allowance for Loan Losses, Net of Recoveries of	Operating (Other), 41, 313
Written-off Credits, 295	Income Tax and Social Contribution, 1, 6, 43, 270, 320
Borrowing and Onlending, 30, 302	Calculation of Charges with, 320
Operating, 42, 313	Index
PDD, 31	Appreciation (Shares), 25
Personnel, 39, 73, 219, 312	Notes to the Financial Statements, 266
Personnel Expenses by Business Segment, 220	Pay Out, 24
Prepaid, 270, 297	Indicators, 1
Selling, 37, 97	Financial Market, 68
Tax, 40, 313	Loan Portfolio, 87
x Technical Provisions, 66	Other, 76
with Federal Funds Purchased and Securities Sold under	Social, 241
Agreements to Repurchase, 29	Information Security, 180
Export, 186	Information Technology (IT), 151
Federal Funds Purchased and Securities Sold under Agreements to Repurchase, 52, 271, 300	Insurance Companies, 94
FIDC, 195	Integrated Management System – ERP, 200
Financial Instruments, 5, 27, 46, 54, 269, 276, 282, 314, 319	Interbank Accounts, 286
Financial Margin, 31	Interbank Investments, 45, 275
Analysis of, 64	Interdepartmental Accounts, 46, 53
Total Assets x, 67	Interest on Shareholders’ Capital, 310
Variation in Items Composing the, 63	Internal Communication, 213
Financial Statements, 253	Internal Controls, 151, 176
Finasa Sports	International
Program, 239, 256	Area, 189
Fiscal Council, 325, 327	Branches, 189
Fone Fácil, 147	International Accounting Standards, 245
Foreclosed Assets, 297	Internet, 148
Foreign	Banking – Transactions, 149
Branches and Subsidiaries, 186, 190	Banking – Users, 148
Public Issuances, 189	Investment Funds, 91, 193
Trade Portfolio, 188	Investments
Foreign Exchange (see International Area)	Breakdown of, 297
Portfolio, 255, 296	in Infrastructure, IT and Telecommunications, 150
Income from, 28, 296	ISO, 197
Foreign Exchange Portfolio, 296	Labor Claims, 304
Foreign Trade	Lawsuits
Portfolio, 188	Civil and Tax, 304
Forward-Looking Statements, 1	Corporate, 197
Fundação Bradesco, 232	Leasing, 119
Funding, 88	Companies, 119
and Assets Managed, 22, 255	List of Main Abbreviations, 12
x Expenses, 66	Loan
Funds	Real Estate, 82
Available, 45, 275	Rural, 82
from Issuance of Securities, 52, 301	Loan Assignment, 158, 159

Loan Portfolio (see Loan Operations), 27, 81, 159	Policyholders, 98, 101, 103, 108
by Activity Sector, 162, 292	Savings Accounts, 91
by Business Segment, 85	Schools of Fundação Bradesco, 232
by Maturity, 287	Shareholders, 22
by Rating, 87	Shares, 19, 22, 309
by Risk Levels, 291	Students of Fundação Bradesco, 235, 236, 237
by Type, 85, 289	Trading on BM&F and Bovespa, 130
Concentration of, 162, 292	Transactions carried out in Banco Postal and
Consumer Financing, 83	Correspondent Banks, 142
Corporate, 84	Transactions via ATM, 146
Individuals, 83	Transactions via Bradesco websites, 149, 150
Methodology Used for Evaluation of, 159	Transactions via Internet, 149
Movement of, 87	Transactions via Fone Fácil, 148
Performance Indicators, 87	Ombudsman, 197, 325
Quality, 160	Operating Companies, 93
Renegotiation, 295	Operating Efficiency, 74
Management	Operations, 267
Quality – Certifications NBR ISO 9001:2000, 197	Borrowing and Onlending, 302
People, 212	Capital Markets, 251
Management Bodies, 325	Insurance, Private Pension Plans and Certificated
Market(s)	Savings Plans, 307
Capital, 192	Loan, 47, 81, 255, 286
Export, 187	Structured, 118
Import, 188	Organization Chart
Risk Management, 163	Administrative Body, 134
Segmentation, 137	Corporate, 132
Value, 23	Other Assets, 297
Market Share, 21	Other Information, 22, 323
Brazilian Savings and Loan System (SBPE), 90	Other Liabilities, 54
Consortium, 122, 123	Other Loans, 48, 296
Customer Service Network, 143	Parent Companies
Export, 187	Transactions with, 314
Import, 188	Pay Out, 24
Income from Certificated Savings Plans, 110	People Management, 212
Income from Plans (Vida e Previdência), 105	Permanent Assets, 49
Insurance Premium, 95, 100, 102, 104, 106	Policies
Private Pension Plans and VGBL Investment Portfolios, 107	Critical Accounting, 4
Technical Provisions (Certificated Savings Plans), 110	HR Management, 212
Mergers and Acquisitions, 118	Loan, 158
Minority Interest, 55, 309	Significant Accounting, 269
Money Laundering	Policyholders,
Prevention of, 179	Number of, 98, 101, 103, 108
Net Income, 16	Premises and Equipment and Leased Assets, 271, 299
Notes to the Financial Statements	Premiums
Index, 266	Earned by Insurance Line, 96
Number of,	Income on, 309
ATMs, 143	Insurance, 95
Banco Postal Service Branches, 141	Retained, 32
Bradesco Expresso (Correspondent Banks), 142	Presentation of the Financial Statements, 267
Branches, PABS, PAES and PAAs, 143	Prevention of Money Laundering, 179
Calls to Fone Fácil, 147	Prime, 139
Certificated Savings Plans, 112	Private, 139
Certificated Savings Plans Clients, 111	Private Pension Plans, 105
Clients, 89	Private Pension Plans Contributions, 33
(Credit, Debit and Private Label) Cards, 182	Profitability, 60
Consortia Quotas, 124, 125	Project Finance, 118
Consortium Quotaholders, 126, 127	Qualified Depositary, 196
Courses Launched in TreiNet, 229	Qualified Services to the Capital Markets, 192
Documents Processed (Payments and Receipts), 192	Quality Management, 197
Employees, 219	Ranking, 137
Fund and Portfolio Quotaholders, 92	Ratings,
Internet Banking Users, 148	Bank, 135
ISO Certifications, 198	Insurance Company and Certificated Savings Plans, 136
Investment Funds and Managed Portfolios, 92	Loan Operations, 87
Participants in Private Pension Plans, 107
Participations in Trainings, 227, 231

Ratio	Shareholders
Capital Adequacy (Basel), 20, 180, 253, 317	Main, 132
Claims, 95, 97	Number of, 22
Combined, 95	Shareholders’ Equity, 55
Coverage, 60, 71, 75	(Parent Company), 309
Fixed Assets to Shareholders’ Equity, 20, 254, 299	Assets Managed, 92
Efficiency, 60, 74, 254	Changes in, 262
Performance, 21, 95	Managed, 254
Selling, 38, 95, 97	Shares, 193
Reclassifications (see Comparison Purposes), 272	Change in Number of, 19
Reference Shareholders’ Equity, 180, 318	Market Value, 23
Renegotiation	Movement of Capital Stock, 309
Portfolio of, 295	Number of, 19, 22, 309
Report	Performance of, 19, 25
Fiscal Council, 327	Treasury, 22, 309
Independent Auditors, 243, 326	ShopCredit, 149
Management, 254	ShopInvest, 149
Responsibility	Social-cultural Events, 240
Social-environmental, 185, 203	Social Report, 241
Results/Income, 17	Sponsorships, 99
Analysis of the Statement of, 27	Statement
by Business Segment, 62, 274	of Cash Flows, 264
Exchange, 28, 296	of Changes in Financial Position, Consolidated, 263
from Compulsory Deposits, 29	of Changes in Shareholders’ Equity, 262
from Insurance, 28	of Value Added, 265
from Securities and Derivatives, 27	Statement of Income, 26, 58, 59, 261
x Loan Operations, 64	Analysis of, 27
Non-operating, 43, 313	Banco Bradesco BBI, 117
on Certificated Savings Plans, 34	Banco Finasa BMC, 114
Operating, 42	Bradesco Consórcios, 121
Statement of, 17, 26, 58, 59, 261	Bradesco Corretora de Títulos e Valores Mobiliários, 127
Summarized Analysis of the Statement of Income, 17	by Business Segment, 62, 274
Variation of the Main Items of, 62	Insurance Companies, 94
Retail, 140	Leasing Companies, 120
Retained Claims, 36, 97	Strategy
Returns	Growth, 256
on Assets, 16, 21, 60, 61	Commercial, 6
on Shareholders’ Equity, 16, 21, 60, 61	Subordinated Debts, 305
Risk	Subsidiaries
Credit, 158, 315	Main, 133
Levels, 289	Minority Interest in, 55
Liquidity, 168, 316	Movement of Investments, 297
Management, 151, 314	Sustainability, 204
Market, 163, 315	Tax Credits
Models, 165	Expected Realization of, 322
Operating, 98, 168	Not Triggered, 322
Risk Factors, 2, 166, 316	Origin of, 321
Risk Level (see Ratings), 293	Tax Payment, 191
Risk Management, 151, 314	Technical Provisions, 54, 100, 103, 106, 110, 271, 308
Savings (see Accounts), 90	Price-level Restatement and Interest on, 30
Securities	Variation in, 34
Breakdown by Segment and Category, 81, 276, 278	x Expenses, 66
Classification of, 5, 81, 276	Telecommunications, 150
and Derivative Financial Instruments, 46, 276	Training and Development, 220
Income from, 27	Transactions
Market Value of, 319	ATM Network, 146
Portfolio Breakdown by Issuer, 277	Fone Fácil, 148
Portfolio Breakdown by Maturity, 278	Internet, 149
x Income on Securities Transactions, 65	Number of (Banco Postal + Correspondent Banks), 142
Segmentation, 137	with Parent Companies, 314
Banco Postal, 140	Treasury, 119
Bradesco Corporate, 137	TVaR, 170, 171
Bradesco Empresas, 138	Value
Bradesco Prime, 139	Added, 20, 265
Bradesco Private, 139	Market, 23
Bradesco Varejo, 140	Market (Securities), 319
Market, 137	VaR, 165, 316
Vida e Previdência, 105
Websites, 149

For further information, please contact:

Board of Executive Officers

Milton Almicar Silva Vargas
Executive Vice-President and Executive IRO

Domingos Figueiredo de Abreu
Managing Director

Phone: (#55 11) 3681-4011
4000.mvargas@bradesco.com.br
4000.abreu@bradesco.com.br

Market Relations Department

Jean Philippe Leroy
Department Director

Phone: (#55 11) 2178-6201
Fax: (#55 11) 2178-6215
4823.jean@bradesco.com.br

Avenida Paulista, 1.450 – 1º andar
CEP 01310-917 – São Paulo-SP
Brazil

www.bradesco.com.br/ir

Bradesco

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.